
RECEIVED
APR 1 2 2012
310
PROCESSING
SECTION
WASH, DC


12026512


AMYRIS

ARS

April 12, 2012

Dear Amyris stockholder:

You are cordially invited to attend our 2012 Annual Meeting of Stockholders to be held on Thursday, May 24, 2012 at 9:00 a.m. Pacific Time at our headquarters located at 5885 Hollis Street, Suite 100, Emeryville, California. You can find directions to our headquarters on our company website at http://www.amyris.com/en/about-amyris/contact. The Notice of Annual Meeting of Stockholders and the Proxy Statement provide details regarding the business to be conducted at the meeting.

We are using the Internet as our primary means of furnishing proxy materials to our stockholders. As a result, most stockholders will not receive paper copies of our proxy materials. We will instead send most stockholders a notice with instructions for accessing the proxy materials and voting over the Internet. The notice also provides information on how stockholders can obtain paper copies of our proxy materials if they wish to do so.

Whether or not you plan to attend the annual meeting, please vote as soon as possible. You may vote over the Internet, by telephone, or, if you receive a paper proxy card in the mail, by mailing the completed proxy card. Voting by any of these methods will ensure that you are represented at the annual meeting.

We look forward to seeing you at the annual meeting.

John Melo

President and CEO

Emeryville, California

YOUR VOTE IS IMPORTANT

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please vote as soon as possible in order to ensure your representation at the meeting. You may submit your proxy and voting instructions over the Internet or by telephone, or, if you receive a paper proxy card and voting instructions by mail, you may vote your shares by completing, signing, dating and returning the proxy card as promptly as possible. Under recent regulatory changes, if you have not given your broker specific instructions to do so, your broker will NOT be able to vote your shares with respect to most proposals, including the election of directors and re-approval of our 2010 Equity Incentive Plan. If you do not provide voting instructions over the Internet, by telephone, or by returning a proxy card or voter instruction form, your shares will not be voted with respect to those matters. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other custodian, nominee, trustee or fiduciary and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

AMYRIS, INC.
5885 Hollis Street, Suite 100
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 24, 2012

The 2012 Annual Meeting of Stockholders of Amyris, Inc. will be held on Thursday, May 24, 2012 at 9:00 a.m. Pacific Time at our headquarters located at 5885 Hollis Street, Suite 100, Emeryville, California for the following purposes:

1. To elect the three Class II directors nominated by our Board of Directors (the "Board") and named herein to serve on the Board for a three-year term.
2. To approve a one-time stock option re-pricing program under which employees with eligible stock options (**excluding our executive officers and members of the Board**) would receive a one-time reduction in the exercise price for such options to $16.00 per share.
3. To re-approve our 2010 Equity Incentive Plan for purposes of complying with Section 162(m) of the Internal Revenue Code. **Note that approval of this proposal is for federal income tax purposes only and will not result in any increase to the number of shares of our common stock available for issuance under our 2010 Equity Incentive Plan.**
4. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012.
5. To act upon such other matters as may properly come before the annual meeting or any adjournments or postponements thereof.

These items of business are more fully described in the Proxy Statement accompanying this Notice of Annual Meeting of Stockholders. The record date for the annual meeting is March 28, 2012. Only stockholders of record at the close of business on the record date may vote at the meeting or at any adjournment thereof. A list of stockholders eligible to vote at the meeting will be available for review for any purpose relating to the meeting during our regular business hours at our headquarters in Emeryville, California for the ten days prior to the meeting.

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please vote as soon as possible in order to ensure your representation at the meeting. You may submit your proxy and voting instructions over the Internet or by telephone, or, if you receive a paper proxy card and voting instructions by mail, you may vote your shares by completing, signing, dating and returning the proxy card as promptly as possible. Under recent regulatory changes, if you have not given your broker specific instructions to do so, your broker will NOT be able to vote your shares with respect to most proposals, including the election of directors and re-approval of our 2010 Equity Incentive Plan. If you do not provide voting instructions over the Internet, by telephone, or by returning a proxy card or voter instruction form, your shares will not be voted with respect to those matters. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other custodian, nominee, trustee or fiduciary and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

BY ORDER OF THE BOARD OF DIRECTORS



Tamara Tompkins
EVP, General Counsel and Secretary

Emeryville, California
April 12, 2012

Contents

AMYRIS, INC.

PROXY STATEMENT
2012 ANNUAL MEETING OF STOCKHOLDERS

These proxy materials are provided in connection with the solicitation of proxies by the Board of Directors (the "Board") of Amyris, Inc., a Delaware corporation ("Amyris" or the "company"), for our 2012 Annual Meeting of Stockholders to be held at 9:00 a.m. Pacific Time on Thursday, May 24, 2012, at our principal executive offices, and for any adjournments or postponements of the annual meeting. These proxy materials were first sent on or about April 12, 2012 to stockholders entitled to vote at the annual meeting.

Information Regarding Solicitation and Voting

Our principal executive offices are located at 5885 Hollis Street, Suite 100, Emeryville, California 94608, and our telephone number is (510) 450-0761. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"), we have elected to provide our stockholders with access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to most of our stockholders who owned our common stock at the close of business on March 28, 2012. The Notice includes instructions on how you can access the proxy materials on a website or, if you wish, request a printed set of the proxy materials. Most stockholders will not receive a printed copy of the proxy materials unless they request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving stockholders a convenient and efficient way to access our proxy materials and vote their shares.

We will bear the expense of soliciting proxies. In addition to these proxy materials, our directors and employees (who will receive no compensation in addition to their regular salaries) may solicit proxies in person, by telephone or email. We will reimburse brokers, banks and other custodians, nominees and fiduciaries ("Intermediaries") for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

Questions and Answers

Who can vote at the meeting?

The Board set March 28, 2012, as the record date for the meeting. If you owned shares of our common stock as of the close of business on March 28, 2012, you may attend and vote your shares at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted on. As of March 28, 2012, there were 56,303,666 shares of our common stock outstanding and entitled to vote.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

We are pleased to take advantage of the SEC rule that allows companies to furnish their proxy materials over the Internet. Accordingly, we have sent to most of our stockholders of record and beneficial owners a Notice regarding Internet availability of proxy materials. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice.

Why did I receive a full set of proxy materials in the mail instead of a Notice regarding the Internet availability of proxy materials?

Some stockholders may have instructed our transfer agent or Intermediaries to deliver stockholder communications, such as proxy materials, in paper form. If you would prefer to receive your proxy materials over the Internet, please follow the instructions provided on your proxy card or voting instruction form to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

What is the quorum requirement for the meeting?

The holders of a majority of our outstanding shares of common stock as of the record date must be present in person or represented by proxy at the meeting in order for there to be a quorum, which is required to hold the meeting and conduct business. If there is no quorum, the holders of a majority of the shares present at the meeting may adjourn the meeting to another date.

You will be counted as present at the meeting if you are present and entitled to vote in person at the meeting or you have properly submitted a proxy card or voter instruction form, or voted by telephone or over the Internet. Both abstentions and broker non-votes (as described below) are counted for the purpose of determining the presence of a quorum.

As of the record date of March 28, 2012, there were 56,303,666 shares of our common stock outstanding and entitled to vote, which means that holders of 28,151,834 shares of our common stock must be present in person or by proxy for there to be a quorum.

What proposals will be voted on at the meeting?

There are three proposals scheduled to be voted on at the meeting:

- Election of the three Class II directors nominated by the Board and named herein to serve on the Board for a three-year term.
- Approval of a one-time stock option re-pricing program under which employees with eligible stock options (**excluding our executive officers and members of the Board**) would receive a one-time reduction in the exercise price for such options to $16.00 per share.
- Re-approval of our 2010 Equity Incentive Plan for purposes of complying with Section 162(m) of the Internal Revenue Code. **Note that approval of this proposal will <u>not</u> result in any increase to the number of shares of our common stock available for issuance under our 2010 Equity Incentive Plan.**
- Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012.

We will also consider any other business that properly comes before the meeting. As of the record date, we are not aware of any other matters to be submitted for consideration at the meeting. If any other matters are properly brought before the meeting, the persons named in the enclosed proxy card or voter instruction form will vote the shares they represent using their best judgment.

How does the Board recommend I vote on the proposals?

The Board recommends that you vote:

- FOR each of the director nominees named in this Proxy Statement;
- FOR the stock option re-pricing program;
- FOR the re-approval of our 2010 Equity Incentive Plan; and
- FOR the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012.

How do I vote my shares in person at the meeting?

If your shares of Amyris common stock are registered directly in your name with our transfer agent, Wells Fargo Bank, National Association, you are considered, with respect to those shares, to be the stockholder of record. As the stockholder of record, you have the right to vote in person at the meeting.

If your shares are held in a brokerage account or by another Intermediary, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. However, since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the Intermediary that is the record holder of the shares, giving you the right to vote the shares at the meeting. The meeting will be held on Thursday, May 24, 2012 at 9:00 a.m. Pacific Time at our headquarters located at 5885 Hollis Street, Suite 100, Emeryville, California. You can find directions to our headquarters on our company website at http://www.amyris.com/en/about-amyris/contact.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as a registered stockholder of record or beneficially in street name, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held beneficially in street name, by submitting voting instructions to your broker, bank or other trustee or nominee. In most cases, you will be able to do this by using the Internet, by telephone, or by mail if you received a printed set of the proxy materials.

- **Voting by Internet or telephone.** You may submit your proxy over the Internet or by telephone by following the instructions provided in the Notice, or, if you received a printed version of the proxy materials by mail, by following the instructions for Internet or telephone voting provided with your proxy materials and on your proxy card or voter instruction form.
- **Voting by mail.** If you received printed proxy materials (or request and receive printed materials), you may submit your proxy by mail by completing, signing, dating and returning your proxy card or, for shares held beneficially in street name, by following the voting instructions included by your broker or other Intermediary. If you provide specific voting instructions, your shares will be voted as you have instructed.

Can I vote my shares by filling out and returning the Notice?

No. The Notice will, however, provide instructions on how to vote by Internet, by telephone, by requesting and returning a paper proxy card or voter instruction form, or by submitting a ballot in person at the meeting.

What happens if I do not give specific voting instructions?

If you are a stockholder of record and you either indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under stock market rules, the organization that holds your shares may generally vote at its discretion only on routine matters and cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Which proposals are considered "routine" and which are considered "non-routine"?

The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2012 (Proposal 4) is considered routine under applicable rules. The election of directors (Proposal 1), approval of the stock option re-pricing program (Proposal 2) and the re-approval our 2010 Equity Incentive Plan (Proposal 3) are considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore we expect there to be broker non-votes on Proposals 1, 2 and 3.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting. The inspector of election will separately count "For" and "Withhold" votes and any broker non-votes in the election of directors. With respect to the other proposals, the inspector of election will separately count "For" and "Against" votes, abstentions and any broker non-votes. Abstentions will be counted toward the vote totals for these proposals and will have the same effect as an "Against" vote. Broker non-votes will not count toward the vote totals for these proposals and will not count for or against the proposals.

What is the vote required to approve each of the Board's proposals?

- **Proposal 1 – Election of the Board's three nominees for director.** The three nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected.
- **Proposal 2 – Approval of a one-time stock option re-pricing program under which employees with eligible stock options (excluding our executive officers and members of the Board) would receive a one-time reduction in the exercise price for such options to $16.00 per share.** The proposal must receive a "For" vote from the holders of a majority of the votes cast on the proposal at the annual meeting in person or by proxy. Abstentions will be counted toward to the vote total for the proposal and will have the same effect as an "Against" vote. Broker non-votes will not count toward the vote total for this proposal and will not count for or against the proposal.
- **Proposal 3 – Re-approval of our 2010 Equity Incentive Plan for purposes of complying with Section 162(m) of the Internal Revenue Code.** The proposal must receive a "For" vote from the holders of a majority of the votes cast on the proposal at the annual meeting in person or by proxy. Abstentions will be counted toward to the vote total for the proposal and will have the same effect as an "Against" vote. Broker non-votes will not count toward the vote total for this proposal and will not count for or against the proposal.
- **Proposal 4 – Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012.** The proposal must receive a "For" vote from the holders of a majority of the votes cast on the proposal at the annual meeting in person or by proxy. Abstentions will be counted toward to the vote total for the proposal and will have the same effect as an "Against" vote.

How can I revoke my proxy and change my vote after I return my proxy card?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. If you are a stockholder of record, you may do this by signing and submitting a new proxy card with a later date, by using the Internet or voting by telephone (either of which must be completed by 12:00 noon Central Time on May 23, 2012 - your latest telephone or Internet proxy is counted), or by attending the meeting and voting in person. Attending the meeting alone will not revoke your proxy unless you specifically request that your proxy be revoked. If you hold shares through a bank or brokerage firm, you must contact that bank or firm directly to revoke any prior voting instructions.

How can I find out the voting results of the meeting?

The preliminary voting results will be announced at the meeting. The final voting results will be reported in a current report on Form 8-K, which we expect to file with the SEC within four business days after the meeting. If final voting results are not available within four business days after the meeting, we intend to file a current report on Form 8-K reporting the preliminary voting results within that period, and subsequently file the final voting results in an amendment to the current report on Form 8-K within four business days after the final voting results are known to us.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by their use of such words as "expects," "anticipates," "intends," "hopes," "anticipates," "believes," "could," "may," "will," "projects" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. We caution that a variety of factors, including but not limited to the following, could cause our results to differ materially from those expressed or implied in our forward-looking statements: our limited operating history and lack of revenues generated from the sale of our renewable products; our inability to decrease production costs to enable sales of our products at competitive prices; technical infeasibility of engineering new target molecules; delays in production and commercialization of products due to technical, operational, cost and counterparty challenges; challenges in developing customer base in markets with established and sophisticated competitors; currency exchange rate and commodity price fluctuations; changes in regulatory schemes governing genetically modified organisms and fuels, and other risks detailed from time to time in filings we make with the SEC, including our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. Except as required by law, we assume no obligation to update any forward-looking information that is included in this Proxy Statement.

Proposal 1 –
Election of Directors

General

Under our certificate of incorporation and bylaws, the number of authorized Amyris directors has been fixed at 11, and the Board is divided into three classes with staggered three-year terms:

- Class I directors, whose term will expire at the annual meeting of stockholders to be held in 2014;
- Class II directors, whose initial term expires at this annual meeting and who are nominated for re-election;
- Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2013.

In accordance with the certificate of incorporation, the Board has assigned each member of the Board to one of the three classes, with the number of directors in each class divided as nearly equally as reasonably possible. There are four Class I seats, three Class II seats, and four Class III seats constituting the 11 seats on the Board. Stockholders are being asked to vote for the three Class II nominees listed below to serve until our 2015 Annual Meeting of Stockholders and until such director's successor has been elected and qualified, or such director's earlier death, resignation or removal. All the nominees are current directors of Amyris and were appointed by the unanimous written consent of the Board in connection with our 2010 reincorporation in Delaware and in preparation for our initial public offering, and all served on the board of directors of our California corporation predecessor.

Vote Required and Board Recommendation

Directors are elected by a plurality of the votes properly cast in person or by proxy. This means that the three Class II nominees receiving the highest number of affirmative (i.e., "For") votes will be elected. At the annual meeting, proxies cannot be voted for a greater number of persons than the three nominees named in this Proposal 1 and stockholders cannot cumulate votes in the election of directors. Shares represented by executed proxies will be voted by the proxy holders, if authority to do so is not withheld for any or all of the nominees, "For" the election of the three nominees named below. If any nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for a nominee, if any, designated by the Board to fill the vacancy. As of the date of this Proxy Statement, the Board is not aware that any nominee is unable or will decline to serve as a director. If you hold shares through a bank, broker or other holder of record, you must instruct your bank, broker or other holder of record how to vote so that your vote can be counted on this proposal.

The Board recommends a vote "FOR" each nominee.

Business Experience and Qualifications of Directors

The following tables and biographies set forth information as of March 15, 2012 for each nominee for election at the annual meeting and for each director of Amyris whose term of office will continue after the annual meeting:

Nominees for Election as Class II Directors for a Term Expiring in 2015

Name	Age	Amyris Offices and Positions
Ralph Alexander	56	Director, Chair of Leadership Development and Compensation Committee and member of Audit Committee
John Melo	46	Director, President and Chief Executive Officer
Patrick Pichette	49	Director, Chair of Audit Committee and member of Leadership Development and Compensation Committee

Ralph Alexander has been a member of the Board since May 2007. Mr. Alexander has been a Managing Director at Riverstone Holdings, LLC, an energy and power-focused private equity firm, since September 2007. Previously, he served in various senior management positions with affiliates and subsidiaries of BP Plc (formerly British Petroleum), most recently as Chief Executive Officer of Innovene, BP's olefins and derivatives subsidiary, from 2004 to December 2005, as Chief Executive Officer of BP's Gas, Power and Renewables and Solar segment from 2001 to 2004, and as a Group Vice President in BP's Exploration and Production segment and BP's Refinery and Marketing segment. Mr. Alexander has served on the board of directors of Stein Mart, Inc. since August 2007. Mr. Alexander previously served on the boards of directors Anglo-American Plc from April 2005 to October 2007 and of Foster Wheeler from May 2006 to February 2007. He is currently chairman of the board of Polytechnic University. Mr. Alexander holds a Bachelor of Science degree and a Master of Science degree in Nuclear Engineering from Brooklyn Polytech (now Polytechnic Institute of New York University), and a Master of Science degree in Management Science from Stanford University. Mr. Alexander's extensive experience with the energy industry generally and renewable fuels in particular enables him to provide important insight and guidance to our management team and Board.

John Melo has served as our Chief Executive Officer and a director since January 2007 and as our President since June 2008. Before joining Amyris, Mr. Melo served in various senior management positions at BP Plc (formerly British Petroleum), one of the world's largest energy firms, from 1997 to 2006, most recently as President of U.S. Fuels Operations from 2004 until December 2006, and previously as Chief Information Officer of the refining and marketing segment from 2001 to 2003, Senior Advisor for e-business strategy to Lord Browne, BP Chief Executive, from 2000 to 2001, and Director of Global Brand Development from 1999 to 2000. Before joining BP, Mr. Melo was with Ernst & Young, an accounting firm, from 1996 to 1997, and a member of the management teams of several startup companies, including Computer Aided Services, a management systems integration company, and Alldata Corporation, a provider of automobile repair software to the automotive service industry. Mr. Melo currently serves on the board of directors of each of U.S. Venture, Inc. and Renmatix, Inc., and also serves as Vice Chairman of the board of directors of the Bay Area Biosciences Association (BayBio). Mr. Melo is an appointed member to the U.S. section of the U.S.-Brazil CEO Forum. Mr. Melo's experience as a senior executive at one of the world's largest energy companies provides critical leadership in designing the fuels value chain, shaping strategic direction and business transactions, and in building teams to drive innovation.

Patrick Pichette has been a member of the Board since March 2010. Mr. Pichette has been a Senior Vice President and the Chief Financial Officer of Google Inc., an internet search company, since August 2008. Previously, he served in various senior financial management positions at Bell Canada, a telecommunications firm, from 2001 to July 2008, most recently as President, Operations from 2004 to July 2008 and, from 2002 to 2003, as Chief Financial Officer. Mr. Pichette was a partner at McKinsey & Company, a consulting firm, from 1996 to 2000, and served as Vice President and Chief Financial Officer of Call-Net Enterprises, a Canadian telecommunications company, from 1994 to 1996. Mr. Pichette served on the board of directors of Alaska Communication Systems, Inc. from 2004 to August 2008 and Aliant Communications Systems Group, Inc. from 2006 to August 2008. He currently serves on the board of the non-profit organization, the Trudeau Foundation. Mr. Pichette holds a Bachelor of Arts degree in Business Administration from Université du Québec à Montréal and a Master of Arts degree in Philosophy, Politics and Economics from Oxford University, where he attended as a Rhodes Scholar. Mr. Pichette's expertise in accounting, finance, international financial operations and management enables him to provide important insight and guidance to our management team and Board and to serve as a member of our Audit Committee.

Incumbent Class III Directors with a Term Expiring in 2013

Name	Age	Amyris Offices and Positions
Philippe Boisseau	50	Director
John Doerr	60	Director and member of Nominating and Governance Committee
Arthur Levinson, Ph.D.	61	Director, Lead Independent Director
Neil Renninger, Ph.D.	37	Director, Chief Technical Officer

Philippe Boisseau has been a member of the Board since November 2010. Mr. Boisseau has served as President, Supply-Marketing and a member of the Executive Committee of Total S.A., a French oil and gas company, since January 2012. Previously, Mr. Boisseau served as President of the Gas & Power division of Total from February 2007 to December 2011. He also previously served as a member of Total's Management Committee since January 2005. He served as President, Middle East of Total's Exploration & Production division between 2002 and February 2007 and, before that, as General Manager of Total Austral in Argentina from 1999 to 2002. From 1995 to 1999, he worked in several management positions within the Refining and Marketing division in the U.S. and France. At the beginning of his career, he served in various positions within French government ministries He graduated from the leading French engineering school Ecole Polytechnique and also has a DEA (master's degree) in particle physics from the Ecole Normale Supérieure. Mr. Boisseau's knowledge and experience in the development of alternative energy businesses and their interface with and integration into the traditional energy industry enables him to make a strategic contribution to the Board and provide guidance to the management team in these domains.

John Doerr has been a member of the Board since May 2006. Mr. Doerr has been a Partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since 1980. Mr. Doerr currently serves on the board of directors of Google Inc., as well as on the boards of directors of several private companies. Previously, Mr. Doerr served on the boards of directors of Amazon.com, Inc., drugstore.com, Inc., Move, Inc. (formerly Homestore.com, Inc.), palmOne, Inc. and Sun Microsystems, Inc. Mr. Doerr holds a Bachelor of Science and a Master of Science in Electrical Engineering and Computer Science degrees from Rice University and a Master of Business Administration degree from Harvard University. Mr. Doerr's global business leadership as general partner of Kleiner Perkins Caufield & Byers, as well as his outside board experience as director of several public companies, enables him to provide valuable insight and guidance to our management team and the Board.

Dr. Arthur Levinson has been a member of the Board since April 2010 and has served as Lead Independent Director since March 2011. Dr. Levinson has been an advisor to the Research and Early Development Center and a member of the Scientific Resource Board of Genentech, Inc., a biotechnology company, since May 2009. Previously, he served as Chief Executive Officer of Genentech, Inc. from 1995 to April 2009. Dr. Levinson has served as Chairman of the board of directors of Genentech, Inc. since 1999, and also as Chairman of the boards of directors of Apple, Inc. since November 2011 (and as a member since 2000), Hoffman La Roche, Inc. since March 2010 and NGM Biopharmaceutical, Inc. since October 2009. Dr. Levinson previously served on the board of directors of Google Inc. from 2004 to October 2009. Dr. Levinson has also been a member of the U.S. Department of Commerce Innovation Advisory Board since May 2011. He holds a Bachelor of Arts degree in Biology from the University of Washington, Seattle and a Doctor of Philosophy degree in Biochemical Sciences from Princeton University. Dr. Levinson's experience with the biotechnology industry enables him to provide insight and guidance to our management team and the Board.

Dr. Neil Renninger is a co-founder of Amyris and has been a member of the Board since April 2011 and from 2003 to July 2008. Dr. Renninger has served as our Chief Technical Officer since January 2008 and also served as our Vice President of Development from 2003 to March 2007 and as our Senior Vice President of Development from March 2007 to January 2008. Dr. Renninger holds a Bachelor of Science degree in Chemical Engineering from the Massachusetts Institute of Technology, and a Master of Science degree in Environmental Engineering and a Doctor of Philosophy degree in Chemical Engineering from the University of California, Berkeley. Dr. Renninger provides the Board with insight into the fundamental science behind Amyris' technology and the application of that technology in the chemicals and fuels sectors.

Incumbent Class I Directors with a Term Expiring in 2014

Name	Age	Amyris Offices and Positions
Samir Kaul	38	Director, member of Leadership Development and Compensation Committee and member of Audit Committee
Carole Piwnica	54	Director, Chair of Nominating and Governance Committee
Fernando de Castro Reinach, Ph.D.	55	Director
HH Sheikh Abdullah bin Khalifa Al Thani	52	Director

Samir Kaul has been a member of the Board since May 2006. Mr. Kaul has been a General Partner at Khosla Ventures, a venture capital firm focusing on clean technologies, since February 2006. Previously, Mr. Kaul was a member of Flagship Ventures, a venture capital firm, from 2002 to May 2006. Prior to Flagship, Mr. Kaul worked at The Institute for Genomic Research (TIGR). Mr. Kaul currently serves on the board of directors of KiOR, Inc. and on the boards of directors of several private companies. Mr. Kaul holds a Bachelor of Science degree in Biology from the University of Michigan, a Master of Science degree in Biochemistry from the University of Maryland and a Master of Business Administration degree from Harvard University. Mr. Kaul provides our Board with wide-ranging experience in synthetic biology and high throughput system development.

Carole Piwnica has been a member of the Board since September 2009. Ms. Piwnica has been Director of NAXOS UK, a consulting firm advising private equity, since January 2008. Previously, Ms. Piwnica served as a director, from 1996 to July 2006, and Vice-Chairman of Governmental Affairs, from 2000 to 2006, of Tate & Lyle Plc, a European food and agricultural ingredients company. She was a chairman of Amylum Group, a European food ingredient company and subsidiary of Tate & Lyle Plc, from 1996 to 2000. From 1992 to 1996, Ms. Piwnica held general management positions and board memberships in various other European food companies, including Cacao Barry and Vital Sogéviandes. Ms. Piwnica was a member of the board of directors of Aviva plc, a British insurance company, from May 2003 to December 2011, a member of the Biotech Advisory Council of Monsanto from May 2006 to October 2009, a member of the board of directors of Dairy Crest from 2007 until 2010, and a member of the board of directors of Toepfer Gmbh from 1996 until 2010. In 2010, she was appointed as a member of the boards of Louis Delhaize (retail, Belgium), Eutelsat (satellites, France) and Sanofi (pharmaceuticals, France). Ms. Piwnica holds a Law degree from the Université Libre de Bruxelles and a Master of Laws degree from New York University. She has also been a member of the bar associations of the state of New York, USA and of Paris, France, since 1985 and 1988, respectively. Based on her multinational corporate leadership experience and extensive legal and corporate governance experience, Ms. Piwnica contributes guidance to the management team and the Board in leadership of multinational agricultural processing businesses and on legal and corporate governance obligations and best practices.

Dr. Fernando de Castro Reinach has been a member of the Board since September 2008. Dr. Reinach has been a managing partner of Pitanga Fund, a venture capital fund based in Brazil, since May 2011 and has served as a consultant to Votorantim Novos Negócios Ltda., the private equity arm of Votorantim Group, a large Brazilian industrial group, since June 2010. From 2001 to May 2010, Dr. Reinach was a General Partner at Votorantim Novos Negócios Ltda. Before joining Votorantim, he was involved in the creation of two companies, Genomic Engenharia Molecular Ltda., a molecular diagnostic laboratory, and .ComDominio S/A, a datacenter company. Dr. Reinach holds a Bachelor of Science degree in biology from the University of São Paulo and a Doctor of Philosophy degree in Cell and Molecular Biology from Cornell University Medical College. Dr. Reinach's experience with Brazilian business practices enables him to provide important insight and guidance to our management team and Board and to assist management with establishing and developing operations in Brazil.

HH Sheikh Abdullah bin Khalifa Al Thani has been a member of the Board since March 2012. His Highness has served as Special Advisor to the Emir since his appointment in April 2007, and was Prime Minister of Qatar from October 1996 to April 2007. His Highness has served as Chairman of the board of directors of Qatar Investment and Projects Development Holding Company, a Qatari investment group, since March 2011 and as Chairman of the board of directors of Specialized International Services (SIS) Qatar, a business investment company, since October 2011. His Highness graduated from the Royal Military Academy Sandhurst. His Highness brings the Board and our management team extensive experience in project development and investment, and his international stature and resources provide us with potential additional opportunities to build and finance our business.

Arrangements Concerning Selection of Directors

There are no arrangements between any of the nominees and any other party pursuant to which such nominee has been selected as a nominee for election at the annual meeting.

Messrs. Kaul and Doerr were appointed to the Board by Khosla Ventures and Kleiner Perkins Caufield & Byers, respectively, pursuant to a voting agreement as most recently amended and restated on June 21, 2010. As of the date of this Proxy Statement, notwithstanding the expiration of the voting agreement upon completion of our initial public offering in September 2010, Messrs. Kaul and Doerr continue to serve on the Board and we expect them to continue to serve as directors until their resignation or until their successors are duly elected by the holders of our common stock.

Mr. Boisseau was designated by Total Gas & Power USA SAS ("Total G&P"), an affiliate of Total S.A. (Mr. Boisseau's employer) under an agreement between Amyris and Total G&P described in more detail below. As of March 15, 2012, Total G&P beneficially owned 11,939,360 shares of the company's common stock, representing approximately 21.2% of our outstanding common stock (based on information furnished by Total G&P and Total G&P's Statements of Changes in Beneficial Ownership of Securities filed with the SEC). In June 2010, we issued 7,101,548 shares of Series D preferred stock to Total G&P for an aggregate of $133.0 million at a per share price of $18.75. (The Series D preferred stock converted into 9,651,004 shares of our common stock upon the completion of our initial public offering in September 2010.) In connection with Total G&P's equity investment, we agreed to appoint a person designated by Total G&P to serve as a member of the Board, and to use reasonable efforts, consistent with the Board's fiduciary duties, to cause the director designated by Total G&P to be re-nominated by the Board in the future. These membership rights terminate upon the earlier of Total G&P holding less than half of the shares of common stock issued upon conversion of the Series D preferred stock or a sale of Amyris.

HH Sheikh Abdullah bin Khalifa Al Thani was designated to serve on the Board by Biolding Investment SA ("Biolding"), an affiliate of His Highness, under a letter agreement (the "Letter Agreement") we entered into in February 2012 in connection with a private placement of our common stock. Biolding purchased 2,595,155 shares of our common stock in the private placement, representing approximately 4.6% of our outstanding common stock as of March 15, 2012. In connection with such financing, we agreed to appoint one person designated by Biolding to serve as a member of the Board, and to use reasonable efforts consistent with the Board's fiduciary duties, to cause the director designated by Biolding to be re-nominated by the Board in the future. These designation rights terminate upon a sale of Amyris or upon Biolding holding less than 2,595,155 shares of our common stock.

Under the Letter Agreement, we also agreed to appoint one person designated by each of Naxyris SA, an investment vehicle owned by Naxos Capital Partners SCA Sicar, and Maxwell (Mauritius) Pte Ltd ("Maxwell"), which were additional purchasers in the February 2012 common stock offering. Naxyris SA purchased 1,730,103 shares of our common stock and Maxwell purchased 2,595,155 shares our common stock in the offering. Naxyris SA designated Ms. Piwnica (who was already on the Board) to serve as the Naxyris SA representative on the Board. The Letter Agreement provided that Maxwell's representative will be appointed not later than the later of June 15, 2012 or 15 days after Maxwell identifies its designee to us. Maxwell has not yet provided the identity of its designee to us.

Independence of Directors

Under the corporate governance rules of The NASDAQ Stock Market ("NASDAQ"), a majority of the members of our Board must qualify as "independent," as affirmatively determined by our Board. Our Board and the Nominating and Governance Committee of the Board consult with our legal counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in the applicable NASDAQ rules. The NASDAQ criteria include various objective standards and a subjective test. A member of the Board is not considered independent under the objective standards if, for example, he or she is, or at any time during the past three years was, employed by Amyris, or he or she is an executive officer of any organization to which Amyris made, or from which the Amyris received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's gross revenues for that year, or $200,000, whichever is more (other than payments arising solely from investments in our securities or payments under non-discretionary charitable contribution matching programs). Mr. Melo and Dr. Renninger are not deemed independent because they are Amyris employees. The Board did not find Mr. Boisseau to be independent because he is an officer of Total S.A., an affiliate of Total G&P (with which we have a technology license, development, research and collaboration agreement that involves annual payments expected to exceed 5% of our yearly gross revenues and $200,000, as described in more detail later in this Proxy Statement under the caption "Transactions with Related Persons").

The subjective test under the NASDAQ criteria for director independence requires that each independent director not have a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The subjective evaluation of director independence by the Board was made in the context of the objective standards referenced above. In making independence determinations, the Board generally considers commercial, financial and professional services, and other transactions and relationships between Amyris and each director and his or her family members and affiliated entities. For each of the directors other than Messrs. Boisseau and Melo and Dr. Renninger, the Board determined that none of the transactions or other relationships exceeded NASDAQ objective standards and none would otherwise interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making this determination, the Board considered three relationships that did not exceed NASDAQ objective standards and determined that none of these relationships would interfere with the exercise of independent judgment by the director in carrying out his responsibilities as a director. The following is a description of these relationships:

- Mr. Doerr is a manager of the general partners of entities affiliated with KPCB Holdings, Inc. As of March 15, 2012, KPCB Holdings, Inc., as nominee, beneficially owned 4,191,727 shares of our common stock, representing approximately 7.5% of our outstanding common stock, and Mr. Doerr beneficially owned 4,807,771 shares of our common stock, representing approximately 8.6% of our outstanding common stock. Mr. Doerr also controls Foris Ventures, LLC, which acquired 865,051 shares of our common stock in our February 2012 private placement, representing approximately 1.5% of our outstanding common stock as of March 15, 2012.
- Mr. Kaul is a member of the general partner of Khosla Ventures II, L.P. and Khosla Ventures III, L.P. As of March 15, 2012, entities affiliated with Khosla Ventures II, L.P. and Khosla Ventures III, L.P. beneficially owned 3,527,321 shares of our common stock and Mr. Kaul beneficially owned 3,484,268 shares of our common stock, representing approximately 6.3% and 6.2% of our outstanding common stock, respectively.
- Ms. Piwnica was designated to serve as our director by Naxyris SA, an investment vehicle owned by Naxos Capital Partners SCA Sicar, which acquired 1,730,103 shares of our common stock in our February 2012 private placement, representing approximately 3.1% of our outstanding common stock as of March 15, 2012.
- Dr. Reinach was an affiliate of the parent company of Lit Tele LLC during 2010 and continues to have a consulting relationship with such company. As of March 15, 2012, Lit Tele LLC was the record owner of 1,463,793 shares of our common stock, representing approximately 2.6% of our outstanding common stock. Dr. Reinach also controls Saulk Capital Ltd, which acquired 86,505 shares of our common stock in our February 2012 private placement, representing less than 1% of our outstanding common stock as of March 15, 2012.

- HH Sheikh Abdullah bin Khalifa Al Thani indirectly owns (and was designated to serve as our director by) Biolding. As of March 15, 2012, Biolding held 2,595,155 shares of our common stock, which Biolding acquired in our February 2012 private placement, representing approximately 4.6% of our outstanding common stock.

Entities affiliated with KPCB Holdings, Inc., Khosla Ventures II, L.P., Khosla Ventures III, L.P. and Lit Tele LLC purchased shares of our predecessor's preferred stock in a series of preferred stock financings completed during the period from May 2006 through January 2010, and such preferred stock converted to common stock on completion of our initial public offering.

Consistent with these considerations, after review of all relevant transactions and relationships between each director, any of his or her family members, Amyris, our executive officers and our independent registered public accounting firm, the Board affirmatively determined that a majority of our Board is comprised of independent directors, and that the following directors are independent: Ralph Alexander, John Doerr, Samir Kaul, Arthur Levinson, Patrick Pichette, Carole Piwnica, Fernando de Castro Reinach, and HH Sheikh Abdullah bin Khalifa Al Thani.

Board Leadership Structure

Our Board is composed of our Chief Executive Officer, John Melo, our Chief Technical Officer and Founder, Neil Renninger, and nine non-management directors. Arthur Levinson, one of our independent directors, serves the principal Board leadership role as the Board's Lead Independent Director. (We do not currently have a separately designated Chair, and the Board does not have any policy that a Chair be separate from the Chief Executive Officer.) Dr. Levinson's responsibilities as Lead Independent Director include providing input on Board agendas and working with management to develop agendas for meetings, calling special meetings of the Board, presiding at executive sessions of independent Board members, gathering input from Board members on Chief Executive Officer performance and providing feedback to the Chief Executive Officer, and gathering input from Board members after meetings and through an annual self-assessment process and communicating feedback to the Board and the Chief Executive Officer, as appropriate. The Board believes that having an independent presiding director helps reinforce the Board's independence from management in its oversight of our business and affairs. In addition, the Board believes that this structure helps to create an environment that is conducive to objective evaluation and oversight of management's performance and related compensation, increasing management accountability and improving the ability of the Board to monitor whether management's actions are in our best interests and those of our stockholders. Further, this structure permits our Chief Executive Officer to focus on the management of our day-to-day operations. Accordingly, we believe our current Board leadership structure contributes to the effectiveness of the Board as a whole and, as a result, is the most appropriate structure for us at the present time.

Role of the Board in Risk Oversight

We consider risk as part of our regular consideration of business strategy and business decisions. Assessing and managing risk is the responsibility of our management, which establishes and maintains risk management processes, including prioritization, action plans and mitigation measures, designed to balance the risk and benefit of opportunities and strategies. It is management's responsibility to anticipate, identify and communicate risks to the Board and/or its committees. The Board as a whole oversees our risk management systems and processes, as implemented by management and the Board's committees. As part of its oversight role, the Board has adopted an enterprise risk management process that involves management discussions with and updates to members of the Audit Committee regarding enterprise risk prioritization and mitigation. In addition, the Board uses its committees to assist in its risk oversight function as follows:

- The Audit Committee has responsibility for overseeing our financial controls and risk and legal and regulatory matters.

- The Leadership Development and Compensation Committee is responsible for oversight of risk associated with our compensation plans.
- The Nominating and Governance Committee is responsible for oversight of Board processes and corporate governance related risks.

The Board receives regular reports from committee Chairs regarding the committees' activities. In addition, discussions with the Board about our strategic plan and objectives, business results, financial condition, compensation programs, strategic transactions, and other business discussed with the Board, include a discussion of the risks associated with the particular item under consideration.

Meetings of the Board and Committees

During fiscal 2011, our Board had five meetings, and its three standing committees (the Audit Committee, Leadership Development and Compensation Committee, and Nominating and Governance Committee) collectively had 19 meetings. With the exception of Mr. Boisseau (as described below) and HH Sheikh Abdullah bin Khalifa Al Thani (who joined the Board in March 2012), each incumbent director attended at least 75% of the meetings (held during the period that such director served) of the Board and the committees on which such director served in fiscal 2011. The Board's policy is that directors are encouraged to attend our annual meetings of stockholders. One director attended our 2011 annual meeting of stockholders.

The following table provides membership and meeting information for the Board and its committees in fiscal 2011:

Member of the Board in Fiscal 2011	Board	Audit Committee	Leadership Development and Compensation Committee	Nominating and Governance Committee
Ralph Alexander	X	X	Chair	
Philippe Boisseau[1]	X			
John Doerr	X			X
Geoffrey Duyk, M.D., Ph.D.[2]	X	X		
Samir Kaul[3]	X	X	X	
Arthur Levinson, Ph.D.[4]	X			
John Melo	X			
Patrick Pichette	X	Chair	X	
Carole Piwnica	X			Chair
Keith Kinkead Reiling, Ph.D.[2]	X			
Neil Renninger, Ph.D.[5]	X			
Fernando de Castro Reinach, Ph.D	X			
Total meetings in fiscal 2011[6]	6	9	7	3

(1) Mr. Boisseau attended two of six Board meetings held during the year. One of such meetings related to approval of a transaction with Total G&P, with respect to which Mr. Boisseau recused himself.

(2) Dr. Reiling resigned from the Board in April 2011 and Dr. Duyk resigned from the Board in May 2011.

(3) Mr. Kaul was appointed to the Audit Committee in May 2011 concurrent with Dr. Duyk's resignation.

(4) Dr. Levinson was appointed as Lead Independent Director of the Board in March 2011; previously there was no Lead Independent Director or Chair of the Board.

(5) Dr. Renninger was appointed to the Board in April 2011.

(6) Includes two concurrent meetings of the Board and Audit Committee, two concurrent meetings of the Board and Leadership Development and Compensation Committee, and one concurrent meeting of the Board and Nominating and Governance Committee.

Committees of the Board

Our Board has established an Audit Committee, a Leadership Development and Compensation Committee, and a Nominating and Governance Committee, each as described below. Members serve on these committees until their resignations or until otherwise determined by the Board.

Audit Committee

The Audit Committee was established by the Board in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and assists the Board in fulfilling the Board's oversight of our accounting and system of internal controls, the quality and integrity of our financial reports, and the retention, independence and performance of our independent registered public accounting firm.

Under NASDAQ rules, we must have an audit committee of at least three members, each of whom must be independent as defined under NASDAQ and SEC rules and regulations. Our Audit Committee is currently composed of three directors: Messrs. Alexander, Kaul and Pichette. Mr. Pichette is the Chair of the Audit Committee. The composition of the Audit Committee meets the requirements for independence under current NASDAQ and SEC rules and regulations. The Board has determined that each member of the Audit Committee is independent (as defined in the relevant NASDAQ and SEC rules and regulations), and is financially literate and able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. In addition, the Board has determined that Mr. Pichette is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the "Securities Act") with employment experience in finance and accounting and other comparable experience that results in his financial sophistication. Being an "audit committee financial expert" does not impose on Mr. Pichette any duties, obligations or liabilities that are greater than are generally imposed on him as a member of the Audit Committee and the Board. The Board has adopted a written charter for our Audit Committee that is posted at http://investors.amyris.com/governance.cfm on our company website.

The Audit Committee performs the following functions:

- oversees our accounting and financial reporting processes and audits of our consolidated financial statements;
- oversees our relationship with our independent auditors, including appointing and changing our independent auditors and ensuring their independence;
- reviews and approves the audit and permissible non-audit services to be provided to us by our independent auditors;
- facilitates communication among the independent auditors, our financial and senior management, and the Board; and
- monitors the periodic reviews of the adequacy of our accounting and financial reporting processes and systems of internal control.

In addition, the Audit Committee generally reviews and approves any proposed transaction between Amyris and any related party, establishes procedures for receipt, retention and treatment of complaints received by Amyris regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of Amyris of concerns regarding questionable accounting or auditing matters (including administration of our Whistleblower Policy established by the Nominating and Governance Committee), and oversees the review of any complaints and submissions received through the complaint and anonymous reporting procedures.

Leadership Development and Compensation Committee

Under NASDAQ rules, compensation of the executive officers of a company must be determined, or recommended to the Board for determination, either by independent directors constituting a majority of the

Board's independent directors in a vote in which only independent directors participate, or by a compensation committee composed solely of independent directors. Amyris has established the Leadership Development and Compensation Committee for such matters, which is currently composed of three directors: Messrs. Alexander, Kaul and Pichette. Mr. Alexander is the Chair of the Leadership Development and Compensation Committee. The Board has determined that each member of the Leadership Development and Compensation Committee is independent (as defined in the relevant NASDAQ and SEC rules and regulations). The Board has adopted a written charter for our Leadership Development and Compensation Committee that is posted at http://investors.amyris.com/governance.cfm on our company website.

The purpose of the Leadership Development and Compensation Committee is to provide guidance and periodic monitoring for all of our compensation, benefit, perquisite and employee equity programs. The Leadership Development and Compensation Committee, through delegation from the Board, has principal responsibility to evaluate, recommend, approve and review executive officer and director compensation arrangements, plans, policies and programs maintained by Amyris and to administer our cash-based and equity-based compensation plans, and may also make recommendations to the Board regarding the Board's remaining responsibilities relating to executive compensation. The Leadership Development and Compensation Committee discharges the responsibilities of the Board relating to compensation of our executive officers, and, among other things:

- reviews and approves the compensation of our executive officers;
- reviews and recommends to the Board the compensation of our directors;
- reviews and approves the terms of any compensation agreements with our executive officers;
- administers our stock and equity incentive plans;
- reviews and makes recommendations to the Board with respect to incentive compensation and equity plans; and
- establishes and reviews our overall compensation strategy.

The Leadership Development and Compensation Committee also reviews the Compensation Discussion and Analysis section of our annual report and proxy statement and recommends to the Board whether it be included in the proxy statement, and prepares a report of the committee for inclusion in the annual report and proxy statement for our annual meetings in accordance with SEC rules. The Leadership Development and Compensation Committee has authority to form and delegate authority to subcommittees, as appropriate.

The Board has established a Management Committee for Employee Equity Awards, consisting of our Vice President, Human Resources and our Chief Executive Officer. This committee may grant stock awards to employees who are not officers (as that term is defined in Section 16 of the Exchange Act and Rule 16a-1 promulgated under the Exchange Act) of Amyris, provided that this committee is authorized to grant only stock awards that meet stock award grant guidelines approved by the Board or Leadership Development and Compensation Committee. These guidelines set forth, among other things, any limit imposed by the Board or Leadership Development and Compensation Committee on the total number of shares that may be subject to equity awards granted to employees by the Management Committee for Employee Equity Awards, and any requirements as to the size of an award based on the seniority of an employee or other factors.

Under its charter, the Leadership Development and Compensation Committee, has the authority, at the expense of Amyris, to retain legal and other consultants, accountants, experts and advisors of its choice to assist the committee in connection with its functions. During the past fiscal year, the Leadership Development and Compensation Committee directly engaged Compensia, Inc. as its compensation consultant. Compensia provided the following services on behalf of the Leadership Development and Compensation Committee during fiscal 2011 (or in connection with 2011 compensation):

- reviewed and provided recommendations on composition of the peer group, and provided compensation data relating to executives at the selected peer group companies;
- conducted a comprehensive review of the total compensation arrangements for all executive officers of Amyris;

- provided advice on executive officers' compensation;
- assisted with executive equity program design, including analysis of equity mix, aggregate share usage and target grant levels;
- conducted a Board compensation review and provided recommendations to the Leadership Development and Compensation Committee and the Board regarding director pay structure;
- updated the Leadership Development and Compensation Committee on emerging trends/best practices in the area of executive and board compensation; and
- reviewed and provided input to management and the Leadership Development and Compensation Committee on the Compensation Discussion and Analysis section of this Proxy Statement.

Compensia (including its affiliates) did not perform any services for us or any of our affiliates other than compensation consulting services related to determining or recommending the form or amount of executive and director compensation, designing and implementing incentive plans, and providing information on industry and peer group pay practices, which services were provided directly to our compensation committee.

The Human Resources, Finance and Legal departments of Amyris work with our Chief Executive Officer to design and develop new compensation programs applicable to executive officers and directors, to recommend changes to existing compensation programs, to recommend financial and other performance targets to be achieved under those programs, to prepare analyses of financial data, to prepare peer compensation comparisons and other committee briefing materials, and to implement the decisions of the Leadership Development and Compensation Committee. Members of these departments and our Chief Executive Officer also meet separately with Compensia to convey information on proposals that management may make to the Leadership Development and Compensation Committee, as well as to allow Compensia to collect information about Amyris to develop its recommendations. In addition, our Chief Executive Officer conducts reviews of the performance and compensation of the other executive officers, and based on these reviews and input from Compensia, external legal counsel, and our Human Resources, Finance and Legal departments, makes recommendations regarding executive compensation (other than his own) directly to the Leadership Development and Compensation Committee. None of our executive officers participated in the determinations or deliberations of the Leadership Development and Compensation Committee regarding the amount of any component of his or her own fiscal year 2011 compensation.

Nominating and Governance Committee

Under NASDAQ rules, director nominees must be selected, or recommended for the Board's selection, either by independent directors constituting a majority of the Board's independent directors in a vote in which only independent directors participate, or by a nominations committee composed solely of independent directors. Amyris has established the Nominating and Governance Committee for such matters, which is currently composed of two directors: Mr. Doerr and Ms. Piwnica. Ms. Piwnica is the Chair of the Nominating and Governance Committee. The Board has determined that each member of the Nominating and Governance Committee is independent (as defined in the relevant NASDAQ and SEC rules and regulations). The Board has adopted a written charter for our Nominating and Governance Committee that is posted at http://investors.amyris.com/governance.cfm on our company website.

The purpose of the Nominating and Governance Committee is to ensure that the Board is properly constituted to meet its fiduciary obligations to stockholders and the company, and to assist the Board with respect to corporate governance matters, including:

- identifying, considering and nominating candidates for membership on the Board;
- developing, recommending and periodically reviewing corporate governance guidelines and policies for Amyris (including our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Whistleblower Policy and Insider Trading Policy); and

- advising the Board on corporate governance matters and Board performance matters, including recommendations regarding the structure and composition of the Board and Board committees.

The Nominating and Governance Committee also monitors the size, leadership and committee structure of the Board and makes any recommendations for changes to the Board, reviews our narrative disclosures in SEC filings regarding the director nomination process, Board leadership structure and risk oversight by the Board, considers and approves any requested waivers under our Code of Business Conduct and Ethics, reviews and makes recommendations to the Board regarding formal procedures for stockholder communications with members of the Board, reviews with the Chief Executive Officer and Board leadership the succession plans for senior management positions, and oversees an annual self-evaluation process for the Board.

Director Nomination Process. In carrying out its duties to consider and nominate candidates for membership on the Board, the Nominating and Governance Committee considers a mix of perspectives, qualities and skills that would contribute to the overall corporate goals and objectives of Amyris and to the effectiveness of the Board. The committee's goal is to nominate directors who will provide a balance of industry, business and technical knowledge, experience and capability. To this end, the committee considers a variety of characteristics for director candidates, including demonstrated ability to exercise sound business judgment, relevant industry or business experience, understanding of and experience with issues and requirements facing public companies, excellence and a record of professional achievement in the candidate's field, relevant technical knowledge or aptitude, having sufficient time and energy to devote to the affairs of Amyris, independence for purposes of compliance with NASDAQ and SEC rules and regulations as applicable, and commitment to rigorously represent the long-term interests of our stockholders. Although the committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees. While we do not have a formal policy with regard to the consideration of diversity in identifying director nominees, the committee strives to nominate directors with a variety of complementary skills and experience so that, as a group, the Board will possess the appropriate talent, skills and experience to oversee our business.

The Nominating and Governance Committee generally uses the following processes for identifying and evaluating nominees for director:

- In the case of incumbent directors, the committee reviews the director's overall service to Amyris during such director's term, including performance, effectiveness, participation and independence.
- In seeking to identify new director candidates, the committee may use its network of contacts to compile a list of potential candidates and may also engage, if deemed appropriate, a professional search firm. The committee would conduct any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The committee would then meet to discuss and consider the candidates' qualifications and select nominees for recommendation to the Board by majority vote.

The Nominating and Governance Committee will consider director candidates recommended by stockholders and will use the same criteria to evaluate all candidates. We have not received a recommendation for a director nominee for the 2012 annual meeting from a stockholder or stockholders. Stockholders who wish to recommend individuals for consideration by the Nominating and Governance Committee to become nominees for election to the board may do so by delivering a written recommendation to the Nominating and Governance Committee at the following address: Chair of the Nominating and Corporate Governance Committee c/o Secretary of Amyris, Inc. at 5885 Hollis Street, Suite 100, Emeryville, California 94608, at least 120 days prior to the anniversary date of the mailing of our proxy statement for the last annual meeting of stockholders, which for our 2013 annual meeting of stockholders is a deadline of December 13, 2012. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience and directorships for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our Common Stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Stockholder Nominations. Stockholders who wish to nominate persons directly for election to the Board at an annual meeting of stockholders must meet the deadlines and other requirements set forth in our bylaws and the rules and regulations of the SEC. As provided in our certificate of incorporation, subject to the rights of the holders of any series of Preferred Stock, any vacancy occurring in the Board can generally be filled only by the affirmative vote of a majority of the directors then in office. The director appointed to fill the vacancy will hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires or until such director's successor shall have been duly elected and qualified.

Stockholder Communications with Directors

The Board has established a process by which stockholders may communicate with the Board or any of its members, including the Lead Independent Director of the Board, or to the independent directors generally. Stockholders and other interested parties who wish to communicate with the Board or any of the directors may do so by sending written communications addressed to the Secretary of Amyris at 5885 Hollis Street, Suite 100, Emeryville, California 94608. The Board has directed that all communications will be compiled by the Secretary and submitted to the Board or the selected group of directors or individual directors on a periodic basis. These communications will be reviewed by our Secretary, who will determine whether they should be presented to the Board. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements and solicitations). The screening procedures have been approved by a majority of the non-management directors of the Board. Directors may at any time request that we forward to them immediately all communications received by us. All communications directed to the Audit Committee in accordance with the procedures described above that relate to accounting, internal accounting controls or auditing matters involving Amyris will be promptly and directly forwarded to all members of the Audit Committee.

Proposal 2 –
Approval of One-Time Stock Option Re-Pricing Program

General

We are seeking stockholder approval of a one-time stock option re-pricing program under which employees with eligible stock options (**excluding our executive officers and members of the Board**) would receive a one-time reduction in the exercise price for such options. No terms other than the exercise price of such options would be affected. Only stock options with exercise prices per share higher than $24.00 held by U.S. employees of Amyris (all of which are outstanding under our 2010 Equity Incentive Plan and are non-statutory stock options), would be included in the re-pricing program, and the new exercise price for such options would be $16.00, our initial public offering price. No options held by our executive officers or members of the Board would be included in the program.

We are proposing this re-pricing program because the recent and substantial decline in the market price of our common stock has reduced the performance and retention incentives provided by our equity award programs for employees, particularly those hired following our initial public offering in September 2010. We believe that a critical component of addressing these performance and retention incentives is to reduce exercise prices for covered underwater options. We expect to complete the re-pricing as promptly as practicable following approval of the proposed program by our stockholders. Subject to our stockholders approving this proposal, we expect the re-pricing to occur on or about May 25, 2012.

Neither our bylaws nor other governing documents or law require stockholder approval of this program and our 2010 Equity Incentive Plan permits us to complete this program without stockholder approval. However, we are submitting the program to the stockholders for approval as a matter of good corporate governance. If the stockholders fail to approve the program, the Leadership Development and Compensation Committee and the Board do not intend to complete the re-pricing. Even if the program is approved by our stockholders, the Board has discretion to amend, postpone or not proceed with the re-pricing program. The closing price of our common stock on NASDAQ as of March 15, 2012 was $5.25 per share.

Vote Required and Board Recommendation

The proposal must receive a "For" vote from the holders of a majority of the votes cast on the proposal at the annual meeting in person or by proxy. Abstentions will be counted toward the vote total for the proposal and will have the same effect as an "Against" vote. Shares represented by executed proxies that do not indicate a vote "For," "Against" or "Abstain" will be voted by the proxy holders "For" the adoption of the resolution. If you own shares through a bank, broker or other holder of record, you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal. Broker non-votes will not count toward the vote total for this proposal and will not count for or against the proposal.

The Board recommends a vote "FOR" this Proposal 2.

Summary of Material Terms of Stock Option Re-Pricing Program

On March 15, 2012, the Board approved a one-time stock option re-pricing program under which employees with eligible stock options (excluding our executive officers and members of the Board) would receive a one-time reduction in the exercise price for such options, subject to stockholder approval. The following describes the material features of the re-pricing program:

What options are eligible for re-pricing and what will the new exercise price be?

All options to purchase our common stock with an exercise price higher than $24.00 per share outstanding as of the date we complete the re-pricing and held by our non-executive officer employees in the U.S. who are employed by us (or our subsidiaries) on the date we complete the re-pricing would be subject to re-pricing if this proposal is approved. Options held by our executive officers and members of the Board are not eligible for re-pricing under the proposed program. The new exercise price for any options that are re-priced will be $16.00 per share.

We currently have no outstanding incentive stock options (stock options that qualify for favorable tax treatment for their recipients under Section 422 of the Internal Revenue Code) with an exercise price per share above $24.00 so the re-pricing program will only be applicable to non-statutory stock options.

Furthermore, all eligible stock options are outstanding under our 2010 Equity Incentive Plan.

Are options held by executive officers, directors or contractors eligible for re-pricing?

No. Options held by our executive officers and members of the Board, as well as any options held by non-employee contractors, are excluded from the proposed program.

Are any other terms of the re-priced options changing?

No. The only change to options that are re-priced under this program will be to reduce their exercise prices to $16.00 per share.

When would the re-pricing occur?

We expect to complete the re-pricing as promptly as practicable following approval of the proposed program by our stockholders. Subject to our stockholders approving this proposal, we expect the re-pricing to occur on or about May 25, 2012. We do not intend to implement an exchange offer. Rather, upon approval by stockholders, on or about May 25, 2012 all eligible options will automatically be re-priced to have an exercise price of $16.00 per share. Options will be re-priced by notice to affected employees and the new exercise prices for such options will take effect immediately. The re-pricing will occur automatically without any election from the affected employees.

What happens if our stockholders don't approve the re-pricing program?

If the stockholders fail to approve the program, the Leadership Development and Compensation Committee and the Board do not intend to complete the re-pricing as proposed. Even if the program is approved by our stockholders, the Board has discretion to amend, postpone or not proceed with the re-pricing program, including, without limitation, if the market price of our common stock on or about May 25, 2012 equals or exceeds $16.00. Regardless of whether we complete the re-pricing, we may grant additional new options (beyond regular annual grants) to employees, including any employees whose options are re-priced.

What happens for employees outside the United States who hold underwater options?

Our employees outside the United States will not be eligible for the Option Exchange Program and will keep their current options. Instead of the re-pricing program, we may grant such employees who hold underwater stock options additional equity awards to provide them with additional equity incentives.

How many options would be re-priced?

As of March 15, 2012, outstanding options to purchase 1,855,911 shares of our common stock held by 293 eligible employees in the U.S. (out of total outstanding stock options covering 2,583,911 shares held by 312 service providers, including our officers and directors, worldwide) had exercise prices above $24.00 per share and would be eligible for re-pricing in the proposed program (i.e., were held by U.S. employees other than executive officers and members of the Board).

The following table provides information regarding the number of shares subject to outstanding options (under both our 2010 Equity Incentive Plan and our 2005 Stock Option / Stock Issuance Plan) based on exercise price ranges, including weighted average exercise price and weighted average remaining life (in years):

Exercise Price Range	Maximum Number of Shares Underlying All Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
$0.01 - $8.00	2,996,668	$ 2.85	6.0
$8.01 - $16.00	1,325,318	$ 10.34	8.1
$16.01 - $24.00	1,203,636	$ 18.40	8.5
$24.01 - $32.00	2,583,911	$ 26.64	8.9
Total	8,109,533	$ 13.96	7.6

Reasons for Program

We are proposing this re-pricing program because the recent and substantial decline in the market price of our common stock has reduced the retention incentives provided by our equity award programs for employees, particularly those hired following our initial public offering in September 2010. For example, on March 15, 2012, the closing price of our common stock on NASDAQ was $5.25 per share and the weighted average exercise price of options that would be eligible for re-pricing under the proposed re-pricing program was $26.64 per share. Consequently, as of March 15, 2012, options to purchase approximately 5.1 million shares of our common stock (out of options to purchase approximately 8.1 million shares) had exercise prices below the closing price of our common stock on NASDAQ on that date (were "underwater" stock options). Furthermore, as of March 15, 2012, approximately 48% of our employees had no in-the-money value associated with all of their existing equity awards. Combined with financial circumstances that resulted in payment of bonuses at less than target levels for all employees, no salary increases and reductions in headcount, we believe it is critical for us to act aggressively to retain and motivate employees holding eligible options that comprise the key talent needed to drive our business forward and help us realize value for our stockholders. We believe that a critical component of addressing these retention incentives is to maintain the size of equity award positions but to reduce exercise prices for eligible underwater stock options.

Objectives of Program

We balanced the following objectives to decide on our proposed re-pricing program:

- We designed the program to provide strong and clear retention and performance equity incentives for employees who had the least economic value in their current equity positions.
- We designed the program to be fair to our stockholders and avoid causing us to incur unreasonable levels of stock-based compensation expense.
- We designed the program to preserve cash in 2012 (as discussed in more detail under "Executive Compensation" below in this Proxy Statement) and to be simple and inexpensive to administer.

Consideration of Alternatives

When considering how best to continue to provide equity incentives to our employees who have underwater stock options, we considered two primary alternatives to a re-pricing program:

Grant Additional Equity Compensation.

We considered granting employees special supplemental stock option grants at current market prices and/or restricted stock units in order to restore the value of previously granted stock options that are now underwater. However, such supplemental equity grants would substantially increase our overhang and potential dilution to our stockholders. (We may still determine to award additional new options to supplement the re-pricing program.)

Implement Option Exchange Program.

We considered implementing an option exchange program in which employees would exchange eligible options for new options with a lower exercise price and with adjusted vesting or numbers of shares (or other terms) to reduce or eliminate incremental compensation expense associated with the re-pricing of options. However, such a program is more complicated to explain to employees and we believe it would not be as effective for employee retention as the proposed re-pricing program.

Reasons for Proposed Program Structure

Our proposed re-pricing program was intended to strike a balance among the key objectives described above. We believe it provides a simple and clear renewal of equity incentives to existing employees with underwater stock options without the complications of changes to vesting or numbers of shares that are typical in "value-for-value" stock-based compensation expense-neutral option exchange programs. It also has the advantage of being simple and relatively inexpensive to administer, without the complications, management diversion and added cash expense of conducting a full option exchange with the associated tender offer and regulatory filings that would be required.

To address the concern that conducting a re-pricing program on these terms would be unfavorable to our non-employee stockholders, we created parameters that limited eligibility of outstanding options and specified that the re-priced options will have a price equal to the initial public offering price. Specifically:

- The program would exclude any stock options held by executive officers and members of the Board. We excluded stock options held by our executive leadership and the Board from the program based on the consideration that these individuals were most able to influence our performance during the period of the stock price declines that led to the prevalence of underwater stock options, and providing them with re-priced options could be perceived as reducing their accountability for the performance of the company. Furthermore, the exclusion of such options reduces the stock-based compensation expense associated with the proposed program. If all executive officers and directors participated in the program, the stock-based compensation expense resulting from the program (based on fair market value calculations as of March 15, 2012) would be increased by approximately $0.1 million (from $0.7 million based on the current proposed program to approximately $0.8 million with such modification to the current proposed program).
- Only stock options with exercise prices above $24.00 per share would be re-priced. Approximately 50% of our U.S. employees other than executives holding exclusively underwater stock options joined us after our initial public offering and received all their outstanding stock options at exercise prices higher than $24.00. Furthermore, approximately 56% of all outstanding underwater stock options held by employees other than executives are captured for re-pricing by using this threshold, which we believe is enough to make a significant impact on retention and performance incentives for our employee population. We also considered the fact that, notwithstanding the benefits to employees holding underwater options described above, limiting eligibility to options with an exercise price of more than $24.00 further reduces stock-based compensation expense associated with the proposed program. If underwater stock options with exercise prices greater than $16.00 per share were eligible, the stock-based compensation expense resulting from the program (based on fair market value calculations as of March 15, 2012 and an assumed new exercise price for re-priced stock options of $16.00 per share) would be increased by approximately $41,000 (from $0.7 million based on the current proposed program to approximately $0.8 million with such modifications to the current proposed program).
- Eligible stock options would receive a new exercise price per share of $16.00. Similarly to the above discussion regarding eligibility, we chose $16.00, our initial public offering price, as the new exercise price because of the balance it strikes between providing a significant improvement in equity incentives for our employees while retaining a strong incentive to build our company and

restore value for our stockholders. Furthermore, using the stock price of $16.00 (rather than current prevailing market prices) significantly reduces the stock-based compensation expense impact associated with the program. If the new exercise price for re-priced underwater stock options were $5.25 (the closing price for our common stock on NASDAQ on March 15, 2012) (based on fair market value calculations as of March 15, 2012) stock based compensation expense resulting from the program would be increased by approximately $1.3 million (from approximately $0.7 million based on the current proposed program to approximately $2.0 million with such modifications to the current proposed program).

While we expect to provide additional equity incentives through grants of new equity awards, including stock options and restricted stock units, under our 2010 Equity Incentive Plan (including as part of our annual option award granting process), we believe that re-pricing existing outstanding awards allows us to:

- provide a clear retention program that restores the value of equity awards that are already outstanding;
- reduce depletion of the pool of shares available for grant under our 2010 Equity Incentive Plan by allowing us to scale new awards in recognition of the restored incentive value of re-priced options; and
- prevent additional overhang based on new awards that may, in the absence of the re-pricing program, be scaled to make up for lost incentive value of outstanding underwater options.

Accounting Impact of Program

We have adopted the provisions of Financial Accounting Standards Board ASC 718 regarding accounting for share-based payments. Under ASC 718, in addition to the remaining unamortized expense for the Eligible Options, we will recognize the incremental compensation cost of the stock option re-pricing program based on the modification to the re-priced outstanding stock options. The incremental compensation cost will be measured as the excess, if any, of the fair value of the re-priced option, measured immediately after re-pricing, over the fair value of the such option immediately prior to re-pricing. The sum of the remaining unamortized expense for the re-priced options and the incremental compensation cost of the re-pricing will be recognized ratably over the remaining vesting period of the re-priced options. As would be the case absent the re-pricing, if any of the re-priced options are forfeited prior to their vesting due to termination of service, the compensation cost for the forfeited re-priced options will not be recognized. Based on the program parameters described above and fair market value calculations as of March 15, 2012, the total incremental stock-based compensation expense resulting from the proposed program would be approximately $0.7 million.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences of the proposed re-pricing program. The tax consequences of the program are not completely certain as the Internal Revenue Service is not precluded from adopting a contrary position and the law and regulations themselves are subject to change. We believe the re-pricing would be treated as a non-taxable exchange, and no income would be recognized for U.S. federal income tax purposes by us or our employees upon the completion of the pricing. The tax consequences upon exercise of such options and sale of the underlying stock would generally be the same as if the options had not been re-priced (except with respect to the calculation of the amount of income based on the lower exercise price). As re-priced options will be non-statutory stock options held by our U.S. employees, holders of such re-priced options will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. The ordinary income will be subject to income tax withholding by Amyris. Upon disposition of the stock, the holder will recognize a capital gain or loss (which will be long- or short-term depending upon whether the stock was held for more than one year) equal to the difference between the selling price and the sum of the amount paid for the stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock.

Effect on Stockholders

The proposed option re-pricing program would have no effect on the number of shares subject to outstanding equity compensation awards. It would, however, result in a greater likelihood that option holders would exercise their re-priced options if market prices for our common stock increase above $16.00 per share, resulting in a greater number of shares of common stock outstanding. We are, however, unable to predict whether our stock price will increase or, if it does, what portion of the outstanding re-priced options would be vested and subject to exercise or canceled at such time. We expect to recognize incremental compensation expense from the proposed re-pricing program as discussed above. In addition, the program is intended to reduce our need to issue supplemental stock options in the future to remain competitive with other employers. As of March 15, 2012, the total number of shares of common stock subject to options that would be re-priced based on the proposed program (approximately 1,855,991 shares) would represent approximately 3% of our outstanding common stock as of such date (56,296,681 shares).

PROPOSAL 3 –
RE-APPROVAL OF 2010 EQUITY INCENTIVE PLAN FOR PURPOSES OF COMPLYING WITH SECTION 162(M) OF THE INTERNAL REVENUE CODE

General

Prior to our initial public offering in September 2010, our Board of Directors and our stockholders approved our 2010 Equity Incentive Plan (for purposes of this section, the "2010 Plan"). Under relevant IRS regulations, grants made to "Covered Employees" (as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally the executive officers named in the "Summary Compensation Table" in the "Executive Compensation" section of this Proxy Statement other than our Chief Financial Officer) under the 2010 Plan prior to the earlier of (i) the material modification of the 2010 Plan or (ii) our 2014 annual meeting of stockholders (the "Reliance Period") are not subject to the cap on our tax deduction imposed by Section 162(m) of the Code with respect to compensation in excess of $1,000,000 per Covered Employee in any year.

We are asking stockholders to reapprove the 2010 Plan so that certain grants made to Covered Employees under the 2010 Plan after the Reliance Period, including stock options, restricted stock units and other stock-based awards subject to performance based vesting, may qualify as "performance-based compensation" under Section 162(m) of the Code and therefore continue to be exempt from the cap on our tax deduction imposed by Section 162(m) of the Code. The 2010 Plan specifies the objective performance measures which the compensation committee may choose from as the basis for granting, and/or vesting of "performance-based" equity compensation. **Note that re-approval of this proposal will not result in any increase to the number of shares of our common stock available for issuance under the 2010 Plan. No changes are being proposed with regard to the terms of the Plan at this time.**

Our executive officers and directors have an interest in this proposal by virtue of their being eligible to receive equity awards under the 2010 Plan. Abstentions will have the same effect as negative votes.

Vote Required and Board Recommendation

The proposal must receive a "For" vote from the holders of a majority of the votes cast on the proposal at the annual meeting in person or by proxy. Abstentions will be counted toward the vote total for the proposal and will have the same effect as an "Against" vote. Shares represented by executed proxies that do not indicate a vote "For," "Against" or "Abstain" will be voted by the proxy holders "For" the adoption of the resolution. If you own shares through a bank, broker or other holder of record, you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal. Broker non-votes will not count toward the vote total for this proposal and will not count for or against the proposal.

The Board recommends a vote "FOR" this Proposal 3.

Internal Revenue Code Section 162(m) Performance-Based Compensation

If our stockholders reapprove our 2010 Plan, it will continue to provide us with the potential benefit to take tax deductions associated with certain types of executive equity compensation.

Awards granted under the 2010 Plan may be designed to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code. Pursuant to Section 162(m), we generally may not deduct for federal income tax purposes compensation paid to our Chief Executive Officer or our three other highest paid executive officers (other than our Chief Financial Officer) to the extent that any of these persons receive more than $1 million in compensation in any single year. However, if the compensation qualifies as "performance-based" for Section 162(m) purposes, we can deduct for federal income tax purposes the compensation paid even if such compensation exceeds $1 million in a single year. For certain awards granted under the 2010 Plan to qualify as fully deductible "performance-based compensation" under Section 162(m), among other things, which are discussed further in this section to the Proxy Statement under "Description of 2010 Equity Inventive Plan—Section 162 Limitations," our stockholders must reapprove the 2010 Plan on or before the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year of our initial public offering.

To enable compensation in connection with awards granted under the 2010 Plan to qualify as "performance-based" within the meaning of Section 162(m), the 2010 Plan includes limitations on the number of shares that may be granted on an annual basis through individual awards. Re-approval of this limitation is required to allow us to be eligible to receive income tax deductions under Section 162(m).

Award Type	General Fiscal Year Limit	Additional Amount in Connection with Initial Service as an Employee
Option, Restricted Stock, Stock Bonus, Stock Appreciation Right, Restricted Stock Unit and award of Performance Shares	1,000,000 shares	2,000,000 shares

Specific performance criteria currently in the 2010 Plan are also required to be reapproved to permit deductibility of performance awards conditioned upon the satisfaction of performance objectives, which in turn will allow us to be eligible to receive income tax deductions under Section 162(m). The current (and proposed for re-approval) performance criteria are any one of, or combination of, the following: (1) profit before tax; (2) billings; (3) revenue; (4) net revenue; (5) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (6) operating income; (7) operating margin; (8) operating profit; (9) controllable operating profit, or net operating profit; (10) net profit; (11) gross margin; (12)operating expenses or operating expenses as a percentage of revenue; (13) net income; (14) earnings per share; (15) total stockholder return; (16) market share; (17) return on assets or net assets; (18) our stock price; (19) growth in stockholder value relative to a pre-determined index; (20) return on equity; (21) return on invested capital; (22) cash flow (including free cash flow or operating cash flows); (23) cash conversion cycle; (24) economic value added; (25) individual confidential business objectives; (26) contract awards or backlog; (27) overhead or other expense reduction; (28) credit rating; (29) strategic plan development and implementation; (30) succession plan development and implementation; (31) improvement in workforce diversity; (32) customer indicators; (33) new product invention or innovation; (34) attainment of research and development milestones; (35) improvements in productivity; and (36) attainment of objective operating goals and employee metrics. The Leadership Development and Compensation Committee may adjust the performance goals to account for changes in law and accounting and to make such adjustments as the committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships, including without limitation (1) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (2) an event either not directly related to our operations or not within the reasonable control of our management, or (3) a change in accounting standards required by generally accepted accounting principles.

A favorable vote for this proposal will allow us to continue to deduct certain executive compensation in excess of $1 million and provide us with potentially significant future tax benefits and associated cash flows. An unfavorable vote for this proposal would automatically disallow any future tax deductions for certain executive compensation in excess of $1 million paid to our Chief Executive Officer and our three other most highly compensated executive officers (other than our Chief Financial Officer) pursuant to the 2010 Plan.

We believe that the re-approval of the 2010 Plan and the ability to continue to grant equity awards in a tax-efficient manner is important to our success. The Leadership Development and Compensation Committee believes that equity awards motivate high levels of performance, align the interests of employees and stockholders by giving employees the perspective of an owner with an equity stake in the company, and provide an effective means of recognizing employee contributions to our success. The committee believes that equity awards are a competitive necessity in the environment in which we operate, and are essential to recruiting and retaining the highly qualified technical and other key personnel who help us meet our goals, as well as rewarding and encouraging current employees.

Description of 2010 Equity Incentive Plan

Background

The Board adopted the 2010 Plan on June 9, 2010, and our stockholders subsequently approved the 2010 Equity Incentive Plan on July 9, 2010. The 2010 Plan became effective on the date the registration statement for our initial public offering was declared effective by the SEC (September 27, 2010) and will terminate in 2020. The 2010 Plan provides for the grant of incentive stock options ("ISOs") that qualify for favorable tax treatment under Section 422 of the Code for their recipients, non-statutory stock options ("NSOs"), restricted stock awards, stock bonuses, stock appreciation rights, restricted stock units and performance awards. The 2010 Plan is attached as **Appendix A** to this Proxy Statement.

Administration

The 2010 Plan is administered by the Leadership Development and Compensation Committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. This Leadership Development and Compensation Committee will act as the plan administrator and will have the authority to construe and interpret the plan, grant awards, determine the terms and conditions of awards and make all other determinations necessary or advisable for the administration of the plan (subject to the limitations set forth in our 2010 Equity Incentive Plan).

Share Reserve

We initially reserved 4,200,000 shares of our common stock for issuance under the 2010 Plan plus:

- all shares of our common stock reserved under our 2005 Stock Option/Stock Issuance Plan that were not issued or subject to outstanding grants as of the completion of our initial public offering;
- any shares issuable upon exercise of options that were granted under our 2005 Stock Option/Stock Issuance Plan that cease to be subject to such stock options; and
- any shares of our common stock issued under our 2005 Stock Option/Stock Issuance Plan that are forfeited or repurchased by us at the original purchase price.

Subsequent to the effective date of the 2010 Equity Plan, an additional 150,614 shares that were forfeited under the 2005 Stock Option/Stock Issuance Plan were added to the shares reserved for issuance under the 2010 Equity Plan. The number of shares available for grant and issuance under the 2010 Plan is subject to increase on January 1 of each of calendar year by an amount equal to the lesser of (1) five percent of our shares outstanding on the immediately preceding December 31 and (2) a number of shares as may be determined by the Board or Leadership Development and Compensation Committee in their discretion. As a result of this provision, effective January 1, 2011, an additional 2,192,371 shares were reserved under the 2010 Plan, representing five percent of our shares outstanding on the December 31, 2010 and, effective January 1, 2012, an additional 2,296,627 shares were reserved under the 2010 Plan representing five percent of our shares outstanding on December 31, 2011. As of March 15, 2012, options to purchase 3,711,848 shares and restricted stock units representing the right to receive 3,711,848 shares of our common stock were outstanding under the 2010 Plan, and 5,150,444 shares of our common stock remained available for issuance for future awards that may be granted under the 2010 Plan.

In addition, shares will again be available for grant and issuance under the 2010 Plan that are:

- subject to issuance upon exercise of an option or stock appreciation right granted under the 2010 Plan and that cease to be subject to such award for any reason other than the award's exercise;

- subject to an award granted under the 2010 Plan and that are subsequently forfeited or repurchased by us at the original issue price;
- surrendered pursuant to an exchange program; or
- subject to an award granted under the 2010 Plan that otherwise terminates without shares being issued.

Equity Awards

The 2010 Plan permits us to grant the following types of awards:

Stock Options. The 2010 Plan provides for the grant of ISOs and NSOs. ISOs may be granted only to our employees or employees of our subsidiaries. NSOs may be granted to employees, officers, non-employee directors, consultants and other independent advisors who provide services to us or any of our subsidiaries. We are able to issue no more than 30,000,000 shares pursuant to the grant of ISOs under the 2010 Plan. The Leadership Development and Compensation Committee determines the terms of each option award, provided that ISOs are subject to statutory limitations. The Leadership Development and Compensation Committee also determines the exercise price for a stock option, provided that the exercise price of an option may not be less than 100% (or 110% in the case of recipients of ISOs who hold more than 10% of our stock on the option grant date) of the fair market value of our common stock on the date of grant. As of March 15, 2012, the closing price of our common stock as reported on NASDAQ was $5.25 per share.

Options granted under the 2010 Plan vest at the rate specified by the Leadership Development and Compensation Committee and such vesting schedule is set forth in the stock option agreement to which such stock option grant relates. Generally, the Leadership Development and Compensation Committee determines the term of stock options granted under the 2010 Plan, up to a term of ten years (or five years in the case of ISOs granted to 10% stockholders).

After termination of an option holder, he or she is able to exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates, up to a maximum of five years from the date of termination. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. If an option holder is terminated for cause (as defined in 2010 Plan), then the option holder's options will expire on the option holder's termination date or at such later time and on such conditions as determined by the Leadership Development and Compensation Committee. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date.

Restricted Stock Awards. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the Leadership Development and Compensation Committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period. The Leadership Development and Compensation Committee determines the price of a restricted stock award. Unless otherwise set forth in the award agreement, vesting will cease on the date the participant no longer provides services to us, and at that time unvested shares are forfeited to us or subject to repurchase by us.

Stock Bonus Awards. A stock bonus is an award of shares of our stock for past or future services to us. Stock bonuses can be granted as additional compensation for performance and, therefore, are issued in exchange for cash. The Leadership Development and Compensation Committee determines the number of shares to be issued as stock bonus and any restrictions on those shares. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period. Unless otherwise set forth in the award agreement, vesting ceases on the date the participant no longer provides services to us, and at that time unvested shares are forfeited to us or are subject to repurchase by us.

Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted Stock Units. Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance conditions. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement we deliver to the holder of the restricted stock unit shares of our common stock, cash or a combination of our common stock and cash.

Performance Awards. A performance award is an award of a cash bonus or a bonus denominated in shares that are subject to performance factors. The award of performance shares may be settled in cash or by issuance of those shares (which may consist of restricted stock). Performance awards may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To assure that the compensation attributable to performance-based awards will so qualify, the Leadership Development and Compensation Committee can structure such awards so that the cash or stock will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a performance period designated by committee.

Performance Criteria

The Leadership Development and Compensation Committee may establish performance goals by selecting from one or more of the following performance criteria: (1) profit before tax; (2) billings; (3) revenue; (4) net revenue; (5) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (6) operating income; (7) operating margin; (8) operating profit; (9) controllable operating profit, or net operating profit; (10) net profit; (11) gross margin; (12)operating expenses or operating expenses as a percentage of revenue; (13) net income; (14) earnings per share; (15) total stockholder return; (16) market share; (17) return on assets or net assets; (18) our stock price; (19) growth in stockholder value relative to a pre-determined index; (20) return on equity; (21) return on invested capital; (22) cash flow (including free cash flow or operating cash flows); (23) cash conversion cycle; (24) economic value added; (25) individual confidential business objectives; (26) contract awards or backlog; (27) overhead or other expense reduction; (28) credit rating; (29) strategic plan development and implementation; (30) succession plan development and implementation; (31) improvement in workforce diversity; (32) customer indicators; (33) new product invention or innovation; (34) attainment of research and development milestones; (35) improvements in productivity; and (36) attainment of objective operating goals and employee metrics. The Leadership Development and Compensation Committee may in its sole discretion, in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more equitable adjustments (based on objective standards) to the performance criteria to preserve the committee's original intent regarding the such criteria at the time of the initial award grant.

Change in Control

If we undergo a corporate transaction (as defined in the 2010 Plan), the 2010 Plan provides that the successor company (if any) may assume, convert, replace or substitute outstanding awards. Outstanding awards that are not so assumed, converted, replaced or substituted will have their vesting accelerate and become exercisable in full.

Transferability of Awards

Unless the Leadership Development and Compensation Committee provides otherwise, the 2010 Plan does not allow for the transfer of awards, other than by will or the laws of descent and distribution, and generally only the recipient of an award may exercise it during his or her lifetime. The Leadership Development and Compensation Committee has discretion to determine and implement award transfer programs to give participants the opportunity to transfer any outstanding awards to a financial institution or other person or entity approved by the Leadership Development and Compensation Committee. As part of such a program, the Leadership Development and Compensation Committee has the authority to amend any terms of awards included in the program, including expiration date, post-expiration exercise period, vesting and forfeiture conditions, permitted payment methods, and adjustments in the event of capitalization changes and other similar events.

Eligibility

The individuals eligible to participate in the 2010 Plan include our employees, officers, directors, consultants, independent contractors and advisors or any parent or subsidiary of ours, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. As of March 15, 2012, we had approximately 472 employees, eight outside directors and a number of consultants who were eligible to receive awards under the 2010 Plan. The Leadership Development and Compensation Committee generally selects any employees, directors and consultants who are actually granted awards under the 2010 Plan.

Payment for Purchase of Shares of our Common Stock

Payment for shares of our common stock purchased pursuant to the 2010 Plan may be made by any of the following methods (provided such method is permitted in the applicable award agreement to which such shares relate): (1) cash (including by check); (2) cancellation of indebtedness; (3) surrender of shares; (4) waiver of compensation due or accrued for services rendered; (5) through a broker-assisted sale or other cashless exercise program, or (6) by any other method approved by the Board.

Limit on Awards

Under the 2010 Plan, during any calendar year, no person is eligible to receive more than 1,000,000 shares of our common stock and, in the case of new employees during their first fiscal year of employment with us, 2,000,000 shares of our common stock.

Amendment and Termination

The Board is permitted to amend or terminate the 2010 Plan at any time, subject to stockholder approval where required. However, the Board cannot make an amendment that is detrimental to an outstanding award without the consent of the affected participant. Unless terminated earlier, the 2010 Plan will terminate ten years from June 21, 2010, the date the plan was adopted by the Board, or June 21, 2020.

The summary of the 2010 Plan provided above is a summary of the principal features of the 2010 Stock Plan. This summary, however, does not purport to be a complete description of all of the provisions of the 2010 Plan. It is qualified in its entirety by references to the full text of the 2010 Plan, a copy of which is attached hereto as **Appendix A**.

Plan Benefits

The table below shows, as to each of our executive officers named in the "Summary Compensation Table" of the "Executive Compensation" section of this Proxy Statement and the various indicated groups, the aggregate number of shares of common stock subject to stock option and restricted stock unit grants under the 2010 Plan through fiscal 2011.

Name and Position	Dollar Value of Awards ($)[1]	Number of Option Shares and Restricted Stock Units Granted
John Melo, Chief Executive Officer and Director	2,329,944	107,000
Jeryl Hilleman, Chief Financial Officer	388,820	20,000
Paulo Diniz, Chief Executive Officer, Amyris Brasil Ltda.	6,072,250	290,000
Mario Portela, President, Global Operations	1,269,809	52,301
Tamara Tompkins, Executive Vice President and General Counsel	963,994	44,000
James Richardson, President, Lubricants and Fuels	4,374,225	225,000
Peter Boynton, Chief Commercial Officer	437,423	22,500
All current executive officers as a group	11,793,842	548,301
All current non-employee directors as a group	3,011,521	154,000
Non-executive officer employees as a group	45,963,374	2,360,104

(1) Reflects the grant date fair value of each award computed in accordance with FASB ASC Topic 718. These amounts do not correspond to the actual value that will be recognized from the awards. The assumptions made in the valuation of the option awards are discussed in Note 12, "Stock Based Compensation Plans" of "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

U.S. Federal Income Tax Consequences

The information set forth below is only a summary and does not purport to be complete. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult his or her tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under an award. The 2010 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income and the recognition of the deductions are subject to the requirement that the amounts constitute an ordinary and necessary business expense for us and are reasonable in amount, the limitation on the deduction of executive compensation under Section 162(m) of the Code, and the timely satisfaction of our tax reporting obligations.

Non-statutory Stock Options

Generally, there is no taxation upon the grant of an NSO. On exercise, an option holder will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock option over the exercise price. If the option holder is employed by us or one of our affiliates, that income will be subject to withholding taxes. The option holder's tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the option holder's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of our tax reporting obligations, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the option holder.

Incentive Stock Options

The 2010 Plan provides for the grant of stock options that qualify as incentive stock options, as defined in Section 422 of the Code. Under the Code, an option holder generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the option holder holds a share of common stock received on exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised (the "required holding period"), the difference, if any, between the amount realized on a sale or other taxable disposition of that share of common stock and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an option holder disposes of a share of common stock received on exercise of an ISO before the end of the required holding period (a "disqualifying disposition"), the option holder generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share of common stock on the date the ISO was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share of common stock on the date of exercise of the stock option, the amount of ordinary income recognized by the option holder will not exceed the gain, if any, recognized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share of common stock on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

The amount by which the fair market value of a share of stock received on exercise of an ISO exceeds the exercise price of that stock option generally will be an adjustment included in the option holder's alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share of common stock in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share received on exercise of an ISO is increased by the amount of the adjustment with respect to that share of common stock for alternative minimum tax purposes in the year the stock option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share of common stock received on exercise of an ISO that is disposed of after the required holding period. If there is a disqualifying disposition of a share of common stock, however, we are allowed a deduction in an amount equal to the ordinary income includible in income by the option holder, subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of our tax reporting obligations.

Restricted Stock Unit Awards

Generally, a participant that is granted restricted stock units that are structured to comply with the requirements of Section 409A of the Code or an exemption from Section 409A will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the shares of our common stock received over any amount paid by the participant in exchange for the shares.

To comply with the requirements of Section 409A of the Code, the shares of our common stock underlying restricted stock units may generally be delivered only upon one of the following events: a fixed calendar date (or dates), the participant's separation from service, death or disability, or a change in control. If delivery occurs on another date, unless the restricted stock units otherwise comply with or qualify for an exemption from the requirements of Section 409A of the Code, the participant will owe a 20% federal tax plus interest on any taxes owed, in addition to the ordinary income tax described above.

The participant's basis for determining gain or loss upon the disposition of shares received under restricted stock units will be the amount paid for such shares plus any ordinary income recognized when the shares of common stock are delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of our tax reporting obligations, we will generally be entitled to a tax deduction equal to the taxable ordinary income recognized by the participant.

Restricted Stock Awards

Generally, a participant will recognize ordinary income at the time restricted stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the participant in exchange for the stock. If, however, the stock is not vested when it is received (e.g. , the participant is required to work for us for a period of time to transfer or sell the stock), the participant generally will not recognize income until the stock vests, at which time the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it vests over any amount paid by the participant in exchange for the stock. A participant may, however, file an election with the Internal Revenue Service within 30 days following his or her receipt of the restricted stock to recognize ordinary income as of the date the participant receives the restricted stock equal to the excess, if any, of the fair market value of the restricted stock on the date the stock is granted over any amount paid by the participant for the stock.

The participant's basis for the determining gain or loss upon the subsequent disposition of restricted stock will be the amount paid for such shares plus any ordinary income recognized either when the restricted stock is received or when it vests.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of our tax reporting obligations, we will generally be entitled to a tax deduction equal to the taxable ordinary income recognized by the participant.

Stock Appreciation Rights

Generally, there is no taxation upon the grant of a stock appreciation right. On exercise, a participant will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of our tax reporting obligations, we will generally be entitled to a tax deduction equal to the taxable ordinary income recognized by the participant.

Section 162 Limitations

The 2010 Plan is intended to enable the Leadership Development and Compensation Committee to grant stock awards and performance cash awards that are exempt from the deduction limitations of Section 162(m). Under Section 162(m), compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if (a) such awards are approved by a compensation committee composed solely of "outside directors," (b) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (c) the stockholders approve such per-employee limitation, and (d) the exercise or strike price of a stock award is no less than the fair market value of the stock on the date of grant. Compensation attributable to restricted stock awards, restricted stock unit awards, performance awards and other stock awards will qualify as performance-based compensation, provided that (i) the award is approved by a compensation committee composed solely of "outside directors," (ii) the award is granted, vests or is settled, as applicable, only upon the achievement of objective performance goals established in writing by the compensation committee while the outcome is substantially uncertain, (iii) a committee of outside directors certifies in writing prior to the grant, vesting or settlement, as applicable of the award that the performance goal has been satisfied, and (iv) prior to the granting (or vesting or settlement) of the award, the stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the maximum amount, payable upon attainment of the performance goal).

PROPOSAL 4 –
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012, and has further directed that management submit the selection of an independent registered public accounting firm for ratification by the stockholders at the annual meeting. PricewaterhouseCoopers LLP has been engaged as our independent registered public accounting firm since December 2006. We expect representatives of PricewaterhouseCoopers LLP to be present at the annual meeting, and they will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of our independent registered public accounting firm. However, the Audit Committee is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the company and our stockholders.

Vote Required and Board Recommendation

Ratification of the selection of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the votes of the holders of shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will be counted toward the vote total for the proposal and will have the same effect as negative votes.

The Board recommends a vote "FOR" this Proposal 4.

Independent Registered Public Accounting Firm Fee Information

During fiscal 2011 and 2010, PricewaterhouseCoopers LLP served as our principal accountant for the audit of our annual financial statements and for the review of our financial statements included in our Quarterly Reports on Form 10-Q. The following table represents aggregate fees billed or to be billed to us by PricewaterhouseCoopers LLP for services performed for the fiscal years ended December 31, 2011 and December 31, 2010 (in thousands):

	Fiscal Year Ended	
Fee Category	**2011**	**2010**
Audit Fees	$ 1,351	$ 2,313
Audit-Related Fees	406	144
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 1,757	$ 2,457

The "Audit Fees" category includes aggregate fees billed in the relevant fiscal year for professional services rendered for the audit of annual financial statements and review of financial statements included in Quarterly Reports on Form 10-Q, and for services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

The "Audit-Related Fees" category includes aggregate fees billed in the relevant fiscal year for assurance and related services that are reasonably related to the performance of the audit or review of financial statements and that are not reported under the "Audit Fees" category. The audit-related fees above include fees billed in the fiscal years ended December 31, 2011 and 2010 for attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. The audit-related fees above billed in the fiscal year ended December 31, 2011 included due diligence services relating to a potential transaction.

The "Tax Fees" category includes aggregate fees billed in the relevant fiscal year for professional services for tax compliance, tax advice and tax planning. We did not incur any fees related to tax services from PricewaterhouseCoopers LLP in the years ended December 31, 2011 or 2010.

The "All Other Fees" category includes aggregate fees billed in the relevant fiscal year for products and services provided by the principal accountant other than the services reported under the other categories described above. We did not incur any fees in this category in the years ended December 31, 2011 or 2010.

Audit Committee Pre-Approval of Services Performed by our Independent Registered Public Accounting Firm

The Audit Committee's charter requires it to approve all fees and other compensation paid to, and pre-approve, all audit and non-audit services performed by, the independent registered public accounting firm. The charter permits the Audit Committee to delegate pre-approval authority to one or more members of the Audit Committee, provided that any pre-approval decision is reported to the Audit Committee at its next scheduled meeting. To date, the Audit Committee has not delegated such pre-approval authority.

In determining whether to approve audit and non-audit services to be performed by PricewaterhouseCoopers LLP, the Audit Committee takes into consideration the fees to be paid for such services and whether such fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by PricewaterhouseCoopers LLP, the Audit Committee considers whether the performance of such services is compatible with maintaining the independence of PricewaterhouseCoopers LLP in performing its audit function, and confirms that the non-audit services will not include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. Except for the due diligence services described above under "Audit-Related Fees" (which were pre-approved by the Audit Committee in accordance with its policy) no non-audit services were provided by PricewaterhouseCoopers LLP in 2011 or 2010.

All fees paid to, and all services provided by, PricewaterhouseCoopers LLP during fiscal years 2011 and 2010 were pre-approved by the Audit Committee in accordance with the pre-approval procedures described above.

REPORT OF THE AUDIT COMMITTEE*

The Audit Committee has reviewed and discussed with management the company's audited consolidated financial statements for the fiscal year ended December 31, 2011. The Audit Committee has also discussed with PricewaterhouseCoopers LLP, the company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the Securities and Exchange Commission.

Amyris, Inc. Audit Committee of the Board

Patrick Pichette (Chair)
Ralph Alexander
Samir Kaul

* The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Amyris under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing unless expressly incorporated into such subsequent filing.

Corporate Governance

Corporate Governance Principles

The Board has adopted written Corporate Governance Principles to provide the Board and its committees with operating principles designed to enhance the effectiveness of the Board and its committees, to establish good Board and Committee governance, and to establish the responsibilities of management and the Board in supporting the Board's activities. The Corporate Governance Principles set forth a framework for the company's governance practices, including composition of the Board, director nominee selection, Board membership criteria, director compensation, Board education, meeting responsibilities, access to employees and information, executive sessions of independent directors, standing Board committees and their functions, and responsibilities of management.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Amyris as required by NASDAQ governance rules. Our Code of Business Conduct and Ethics includes a section entitled "Code of Ethics for Chief Executive Officer and Senior Financial Officers," providing additional principles for ethical leadership and a requirement that such individuals foster a culture throughout Amyris that helps ensure the fair and timely reporting of our financial results and condition. Our Code of Business Conduct and Ethics is available on the corporate governance section of our website at http://investors.amyris.com/governance.cfm. Stockholders may also obtain a print copy of our Code of Business Conduct and Ethics and our Corporate Governance Guidelines by writing to the Secretary of Amyris at 5885 Hollis Street, Suite 100, Emeryville, California 94608. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the corporate governance section of our website at http://investors.amyris.com/governance.cfm.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock, as of March 15, 2012, by:

- each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our voting securities;
- each of our directors;
- each of our named executive officers; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which the individual or entity has sole or shared voting power or investment power. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options held by that person that are immediately exercisable or exercisable within 60 days of the date on which beneficial ownership is determined. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information does not necessarily indicate beneficial ownership for any other purpose. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock attributed to them in the table.

Information with respect to beneficial ownership has been furnished to us by each director and executive officer and certain stockholders, and derived from publicly-available SEC beneficial ownership reports on Forms 3 and 4 and Schedules 13G filed by covered beneficial owners of our common stock. Percentage ownership of our common stock in the table is based on 56,296,681 shares of our common stock outstanding on March 15, 2012. Except as otherwise set forth below, the address of the beneficial owner is c/o Amyris, Inc., 5885 Hollis Street, Suite 100, Emeryville, California 94608.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (#)	Percent Of Class (%)
5% Stockholders		
Total Gas & Power USA, SAS[1]	11,939,360	21.2
Entities affiliated with FMR LLC[2]	8,773,148	15.6
Artis Capital Management, L.P.[3]	6,132,341	10.9
Maxwell (Mauritius) Pte Ltd.[4]	5,319,921	9.5
Entities affiliated with Kleiner Perkins Caufield & Byers[5]	4,191,727	7.5
Entities affiliated with Khosla Ventures[6]	3,536,987	6.3
Directors and Named Executive Officers		
John Melo[7]	1,295,591	2.3
Ralph Alexander[8]	54,666	*
Philippe Boisseau[1][9]	11,939,360	21.2
John Doerr[4][10]	4,817,437	8.6
Samir Kaul[5][11]	3,493,934	6.2
Arthur Levinson[12]	129,666	*
Patrick Pichette[13]	103,000	*
Carole Piwnica[14]	9,666	*
Fernando de Castro Reinach[15]	96,171	*
Neil Renninger[16]	824,591	1.5
HH Sheikh Abdullah bin Khalifa Al Thani[17]	2,595,155	4.6
Peter Boynton[18]	172,875	*

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (#)	Percent Of Class (%)
Paulo Diniz[19]	98,333	*
Jeryl Hilleman[20]	211,166	*
Mario Portela[21]	276,554	*
James Richardson[22]	58,136	*
Tamara Tompkins[23]	204,931	*
All Directors and Executive Officers as a Group (16 Persons)[24]	26,351,678	44.7

* Represents beneficial ownership of less than 1%.

(1) The address of Total Gas & Power USA, SAS is 2, Place Jean Millier, 92078 Paris La Défense CEDEX, France.

(2) Includes (i) 5,416,180 shares of common stock and (ii) 3,356,968 shares of common stock issuable upon conversion of convertible promissory notes that are convertible within 60 days of March 15, 2012. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, beneficially owns all of such 8,773,148 shares of common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Each of Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and such funds, has sole power to dispose of the 8,773,148 shares owned by such funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds holding such securities, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees. The address for these entities is 82 Devonshire Street, Boston, Massachusetts 02109.

(3) Based solely on information provided in a Schedule 13G filed on February 14, 2012 by Artis Capital Management, L.P. According to such filing, Artis Capital Management, L.P. has sole voting and dispositive power over all 6,132,341 shares beneficially owned by it. The address provided for Artis Capital Management, L.P. is One Market Plaza, Steuart Tower, Floor 27, San Francisco, California 94105.

(4) Maxwell (Mauritius) Pte Ltd ("Maxwell") is wholly owned by Cairnhill Investments (Mauritius) Pte Ltd ("Cairnhill"), which is wholly owned by Fullerton Management Pte Ltd, which is wholly owned by Temasek Holdings (Private) Limited. Each of these entities possesses shared voting and investment control over the shares held by Maxwell. The address of for these entities is 60B Orchard Road, #06-18 Tower 2, The Atrium @ Orchard, Singapore 238891.

(5) Includes 3,724,558 shares of common stock held by Kleiner Perkins Caufield & Byers XII, LLC ("KPCB XII"), 67,952 shares of common stock held by KPCB XII Founders Fund, LLC ("KPCB XII Founders"), 153,210 shares beneficially held by Clarus, LLC, whose manager is John Doerr, and 246,007 shares of common stock held by other individual managers. KPCB XII Associates, LLC is the managing member of KPCB XII, KPCB XII Founders and Clarus, LLC, and, as such, may also be deemed to possess sole voting and investment control over the shares held by such entities. Mr. Doerr is a manager of the KPCB XII Associates, LLC and, as such, has shared voting and investment control over the shares held by these entities. Mr. Doerr disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The shares are held for convenience in the name of "KPCB Holdings, Inc. as nominee" for the account of entities affiliated with Kleiner Perkins Caufield & Byers and others. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares. The address for Mr. Doerr and these entities is 2750 Sand Hill Road, Menlo Park, California 94025.

(6) Includes 3,334,985 shares of common stock held by Khosla Ventures II, L.P. ("Khosla II"), 25,000 shares of common stock held by Khosla Ventures III, L.P. ("Khosla III"), 109,326 shares of common stock held by VK Services, LLC ("VK Services"), 58,010 shares of common stock held by certain affiliates of Khosla Ventures that are subject to shared voting and investment control, 3,000 restricted stock units held by Mr. Kaul, all of which were unvested as of March 15, 2012, and 6,666 shares of

common stock issuable upon exercise of options that are exercisable held by Mr. Kaul within 60 days of March 15, 2012. Khosla Ventures Associates II, LLC ("KVA II"), which does not directly own any Amyris securities, is the general partner of Khosla II and, as such, possesses shared voting control over the shares owned by Khosla II. VK Services is the manager of KVA II and, as such, possesses shared voting and investment control over the shares owned by Khosla II. KVA II and VK Services disclaim beneficial ownership of the shares held by Khosla II, except to the extent of their pecuniary interests therein. Khosla Ventures Associates III, LLC ("KVA III"), which does not directly own any Amyris securities, is the general partner of Khosla III and, as such, possesses shared voting and investment control over the shares owned by Khosla III. VK Services is the manager of KVA III and, as such, possesses shared voting and investment control over the shares owned by Khosla III. KVA III and VK Services disclaim beneficial ownership of the shares held by Khosla III, except to the extent of their pecuniary interests therein. Vinod Khosla, who does not directly own any Amyris securities, serves as the manager of VK Services and, as such, possesses shared voting and investment control over the shares owned by Khosla II, Khosla III and VK Services. Mr. Khosla disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein. Mr. Kaul, one of our directors, is a member of the general partners of Khosla II and Khosla III and as such may be deemed to have shared voting and investment power with respect to shares held by these entities. Mr. Kaul disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Messrs. Khosla, Kaul and these entities is 3000 Sand Hill Road, Building 3, Suite 170, Menlo Park, California 94025.

(7) Includes (i) 5,545 shares of common stock, (ii) 15,333 restricted stock units, all of which were unvested as of March 15, 2012, and (iii) 1,274,713 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012. If these options were exercised in full, 239,466 of these shares would be subject to vesting and a right of repurchase in our favor upon Mr. Melo's cessation of service prior to vesting. Of the options exercisable within 60 days of March 15, 2012, options to purchase 75,000 shares are held by trusts affiliated with Mr. Melo (options to purchase 18,539 shares held by the Melo Family 2010 Distribution Trust, 9,936 shares held by each of three descendants trusts for children of Mr. Melo, and 26,653 shares held by the Melo Renewal Trust u/a/d April 4, 2011) where Mr. Melo is deemed to be the beneficial owner of the shares subject to the options held by such trusts, and options to purchase 40,000 shares are held by the John and Mary Melo Foundation, in which Mr. Melo serves as President and a director.

(8) Includes (i) 3,000 restricted stock units, all of which were unvested as of March 15, 2012 and (ii) 51,666 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 15, 2012.

(9) Represents shares of common stock held by Total Gas & Power USA, SAS of which Mr. Boisseau is an affiliate.

(10) Includes (i) 3,000 restricted stock units, all of which were unvested as of March 15, 2012, (ii) 6,666 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012, (iii) 865,051 shares of common stock held by Foris Ventures, LLC, in which Mr. Doerr indirectly owns all of the membership interests, and (iv) the shares of common stock held by entities affiliated with Kleiner Perkins Caufield & Byers of which Mr. Doerr is an affiliate, excluding 246,007 shares over which Mr. Doerr has no voting or investment power.

(11) Includes (i) 3,000 restricted stock units, all of which were unvested as of March 15, 2012, (ii) 6,666 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 15, 2012, (iii) 97,272 shares owned by the Kaul Family Revocable Trust, of which Mr. Kaul is a trustee, (iv) 3,334,985 and 25,000 shares of common stock held by Khosla II and Khosla III, respectively, of which Mr. Kaul is an affiliate, and (v) 27,011 shares of common stock held by certain other affiliates of Khosla Ventures that are subject to shared voting and investment control.

(12) Includes (i) 3,000 restricted stock units, all of which were unvested as of March 15, 2012 and (ii) 126,666 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012. If these options were exercised in full, 33,334 of the shares resulting from such exercise would be subject to vesting and a right of repurchase in our favor upon Dr. Levinson's cessation of service prior to vesting.

(13) Includes (i) 3,000 restricted stock units, all of which were unvested as of March 15, 2012 and (ii) 100,000 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012. If these options were exercised in full, 33,334 of the shares resulting from such exercise would be subject to vesting and a right of repurchase in our favor upon Mr. Pichette's cessation of service prior to vesting.

(14) Includes (i) 3,000 restricted stock units, all of which were unvested as of March 15, 2012 and (ii) 6,666 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012.

(15) Includes (i) 3,000 restricted stock units, all of which were unvested as of March 15, 2012, (ii) 6,666 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012, and (iii) 86,505 shares held by Saulk Capital Ltd, an entity for which Dr. Reinach serves as sole director.

(16) Includes (i) 226,150 shares of common stock held by the Neil Renninger 2010 Qualified Annuity Trust, of which Dr. Renninger is a trustee, (ii), 473,850 shares of common stock held by the Neil and Laura Renninger Rev Living Trust DTD 12-6-11, of which Dr. Renninger is a trustee, (iii) 32,925 shares of common stock held by Dr. Renninger, and (iv) 91,666 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012. If these options were exercised in full, 7,084 of the shares resulting from such exercise would be subject to vesting and a right of repurchase in our favor upon Dr. Renninger's cessation of service prior to vesting.

(17) Represents shares of common stock held by Biolding Investment SA, an entity indirectly owned by His Highness.

(18) Includes (i) 3,125 shares of common stock and (ii) 169,750 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012. If these options were exercised in full, 103,334 of these shares would be subject to vesting and a right of repurchase in our favor upon Mr. Boynton's cessation of service prior to vesting.

(19) Includes (i) 13,334 shares of common stock, (ii) 26,666 restricted stock units, all of which were unvested as of March 15, 2012, and (iii) 58,333 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012.

(20) Includes (i) 8,906 shares of common stock beneficially owned by the Hilleman/Albright Family Trust dated July 24, 1990, of which Ms. Hilleman is a trustee, of which 3,817 were unvested as of March 15, 2012 and subject to a lapsing right of repurchase in our favor and (ii) 202,260 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012. If these options were exercised in full, 50,351 of the shares resulting from such exercise would be subject to vesting and a right of repurchase in our favor upon Ms. Hilleman's cessation of service prior to vesting.

(21) Includes (i) 8,899 shares of common stock, (ii) 13,333 restricted stock units, all of which were unvested as of March 15, 2012, and (iii) 254,322 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012. If these options were exercised in full, 134,334 of these shares would be subject to vesting and a right of repurchase in our favor upon Mr. Portela cessation of service prior to vesting.

(22) Includes (i) 1,886 shares of common stock and (ii) 56,250 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012.

(23) Includes (i) 39,932 shares of common stock, (ii) 6,666 restricted stock units, all of which were unvested as of March 15, 2012, and (iii) 158,333 shares of common stock issuable upon exercise of options that were exercisable within 60 days of March 15, 2012. If these options were exercised in full, 17,834 of these shares would be subject to vesting and a right of repurchase in our favor upon Ms. Tompkins' cessation of service prior to vesting.

(24) Includes the shares described in footnotes (7) through (23) above, except shares held by Messrs. Boynton and Richardson who were no longer executive officers as of March 15, 2012. Also includes holdings by executive officers not named in the table of (i) 2,958 shares of common stock, (ii) 6,666 restricted stock units, none of which were vested as of March 15, 2012, and (iii) 191,833 shares of common stock issuable upon exercise of options beneficially owned by executive officers that were exercisable within 60 days after March 15, 2012, of which 73,000 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon such executive officers' cessation of service prior to vesting.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and any person or entity who owns more than ten percent of a registered class of our common stock or other equity securities, to file with the SEC certain reports of ownership and changes in ownership of our securities. Executive officers, directors and stockholders who hold more than ten percent of our outstanding common stock are required by the SEC to furnish us with copies of all Section 16(a) forms they file. Based solely on review of this information and written representations by our executive officers and directors that no other reports were required, we believe that, during 2011, no reporting person failed to file the forms required by Section 16(a) of the Exchange Act on a timely basis.

EQUITY COMPENSATION PLAN INFORMATION

The following table shows certain information concerning our common stock reserved for issuance in connection with our 2005 Stock Option/Stock Issuance Plan and our 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan as of December 31, 2011:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants *and rights*	Weighted-average exercise price of outstanding options, warrants *and rights*	Number of securities to be issued upon exercise of outstanding restricted stock *units*	Weighted-average exercise price of outstanding restricted stock *units*	Number of securities remaining available for future issuance under equity compensation *plans*[1]
Equity compensation plans approved by security holders[2]	8,317,016	$ 14.12	375,189	$ 0.00	2,976,856
Equity compensation plans not approved by security holders	60,000[3]	$ 3.93	—	$ 0.00	—
Total	8,377,016	$ 14.05	375,189	$ 0.00	2,976,856

(1) Includes 2,674,008 shares reserved for issuance under our 2010 Equity Incentive Plan and 302,848 shares reserved for issuance under our 2010 Employee Stock Purchase Plan. No shares are reserved for future issuance under the 2005 Stock Option/Stock Issuance Plan other than shares issuable upon exercise of equity awards outstanding under such plan.

(2) See discussion below regarding formulas contained in the 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan that automatically increase the number of securities available for future issuance under such plans.

(3) Includes 60,000 shares reserved for issuance upon exercise of a stock option granted to an entity outside of our equity compensation plans. The stock option was granted to one of our stockholders in connection with Fernando de Castro Reinach's Board service. The non-statutory stock option had an exercise price of $3.93 per share, and was granted on September 15, 2008 with a term of 10 years. The option had a three-year vesting schedule, vesting and becoming exercisable in 12 equal quarterly installments, commencing from the grant date, subject to continued Board service by Dr. Reinach. Dr. Reinach has no beneficial ownership over the securities issuable upon exercise of this option. The option was fully vested as of December 31, 2011.

The 2010 Equity Incentive Plan includes all shares of our common stock reserved for issuance under our 2005 Stock Option/Stock Issuance Plan immediately prior to our initial public offering that were not subject to outstanding grants as of the completion of such offering. In addition, any shares of our common stock (i) issuable upon exercise of stock options granted under our 2005 Stock Option/Stock Issuance Plan that cease to be subject to such options and (ii) issued under our 2005 Stock Option/Stock Issuance Plan that are forfeited or repurchased by us at the original price will become part of the 2010 Equity Incentive Plan reserve.

The number of shares available for grant and issuance under the 2010 Equity Incentive Plan will be increased on January 1 of each of the ten calendar years commencing with 2011 by an amount equal to the lesser of (1) five percent of our shares outstanding on the immediately preceding December 31 and (2) a number of shares as may be determined by the Board or Leadership Development and Compensation Committee in their discretion. In addition, shares will again be available for grant and issuance under our 2010 Equity Incentive Plan that are:

- subject to issuance upon exercise of an option or stock appreciation right granted under our 2010 Equity Incentive Plan and that cease to be subject to such award for any reason other than the award's exercise;
- subject to an award granted under our 2010 Equity Incentive Plan and that are subsequently forfeited or repurchased by us at the original issue price;
- surrendered pursuant to an exchange program; or
- subject to an award granted under our 2010 Equity Incentive Plan that otherwise terminates without shares being issued.

The number of shares reserved for issuance under the 2010 Employee Stock Purchase Plan will increase automatically on the first day of each January, starting with January 1, 2011, by the number of shares equal to one percent of our total outstanding shares as of the immediately preceding December 31st. The Board or Leadership Development and Compensation Committee will be able to reduce the amount of the increase in any particular year.

Executive Compensation

Compensation Discussion and Analysis

The following discussion describes and analyzes our compensation for our named executive officers for 2011. The "named executive officers" include our President and Chief Executive Officer, our Chief Financial Officer, the three other most highly compensated executive officers (as set forth in the "Summary Compensation Table" below) who were serving as executive officers at the end of 2011, and two members of our management who would have been named executive officers but for the fact that they were no longer categorized as executive officers at the end of 2011. Accordingly, this Compensation Discussion and Analysis describes our 2011 executive compensation program and 2011 compensation policies and decisions for:

- John Melo, President and Chief Executive Officer ("CEO")
- Jeryl Hilleman, Chief Financial Officer ("CFO")
- Paulo Diniz, CEO, Amyris Brasil Ltda.
- Mario Portela, President, Global Operations
- Tamara Tompkins, Executive Vice President and General Counsel
- James Richardson, President, Lubricants and Fuels
- Peter Boynton, Chief Commercial Officer

Mr. Richardson joined us in January 2011 and Mr. Diniz joined us in March 2011. As of December 31, 2011, Messrs. Richardson and Boynton continued to serve Amyris in the same substantive roles as they did earlier in 2011, but were no longer considered executive officers commencing in October 2011 based on adjustments to the overall structure of our management team. Mr. Richardson separated from Amyris in March 2012 to pursue other opportunities. In March 2012, the Board appointed Steven R. Mills as our new CFO, effective May 2, 2012, subject to Mr. Mills commencing his employment with us by such date.

Amyris is an integrated renewable products company focused on providing sustainable alternatives to a broad range of petroleum-sourced products. Amyris uses its industrial synthetic biology platform to convert plant sugars into a variety of hydrocarbon molecules - flexible building blocks that can be used in a wide range of products. We are commercializing these products both as renewable ingredients in cosmetics, flavors and fragrances, polymers, lubricants and consumer products, and also as renewable diesel and jet fuel. To support product development, we have established extensive relationships with various third parties, including major manufacturers in each of these markets. To support commercial production of the base molecules used to develop such products, we have established a variety of additional relationships with third parties, including contract manufacturing facilities in the U.S. and abroad, and sugar and ethanol producers in Brazil. Our success depends, among other things, on attracting and retaining executive officers with experience and skills in a number of different areas as we continue to drive improvements in our technology platform and production process, pursue and establish key commercial relationships, develop and commercialize products, and establish a reliable supply chain and manufacturing organization.

Compensation Philosophy and Objectives and Elements of Compensation

The primary objectives of our compensation program in 2011 were to:

- Attract, retain, and motivate highly talented employees that are key to Amyris' success;
- Reinforce our core values and foster a sense of ownership, urgency and entrepreneurial spirit;
- Link compensation to individual, team, and company performance (as appropriate by employee level);
- Emphasize performance-based compensation for individuals who can most directly impact shareholder value; and

- Provide exceptional pay for delivering exceptional results.

As discussed above, while we completed our initial public offering in 2010, our business was in 2011, and it continues to be, in an early stage of development. Accordingly, for 2011, as in 2010, we intended to provide a competitive compensation program that would enable us to attract and retain the top executives and employees necessary to develop our business, while being prudent in the management of our cash and equity. Based on this approach, we continued to aim to balance and reward annual and long-term performance with a total compensation package that included a mix of both cash and equity. Our compensation program was intended to align the interests of management, key employees and stockholders and to encourage the creation of stockholder value by providing long-term incentives through equity ownership. We continue to adhere to this general compensation philosophy for 2012.

Our intent and philosophy in designing compensation packages at the time of hiring of new executives was based on providing compensation that we thought was sufficient to enable us to attract the necessary talent within prudent limitations as discussed above. Compensation of our executive officers after the initial period following their hiring has been influenced by the amounts of compensation that we initially agreed to pay them as well as by our evaluation of their subsequent performance, changes in their levels of responsibility, retention considerations, prevailing market conditions, the financial condition and prospects of our company, and our attempt to maintain some level of internal pay parity in the compensation of existing executives relative to the compensation paid to more recently hired executives.

We have compensated our executives with a combination of salaries, cash bonuses and equity awards. We believe this combination of cash and equity, subject to strategic allocation among such components, is largely consistent with the forms of compensation provided by other companies with which we compete for executive talent, and as such is a package that matches the expectations of our executives and of the market for executive talent. We also believe that it provides an appropriate blend of compensation to retain our executives, reward them for performance in the short term and induce them to contribute to the creation of value in the company over the long term. We view the different components of our executive compensation as distinct, each serving particular functions in furthering our compensation philosophy and objectives, and together providing a holistic approach to achieving such philosophy and objectives.

Base Salary. We believe we must maintain base salary levels that are sufficiently competitive to position us to attract the executives we need and that it is important for our executives to perceive that over time they will continue to have the opportunity to earn a salary that they regard as competitive. The Leadership Development and Compensation Committee reviews and adjusts, as appropriate, the base salaries of our executives on an annual basis, and makes decisions with respect to the base salaries of new executives at the time of hire. In making such determinations, the committee considers many factors, including our overall financial performance, the individual performance of the executives in question, the executive's potential to contribute to our annual and longer-term strategic goals, the executive's scope of responsibilities and experience, competitive market practices for base salary, and internal pay parity.

Cash Bonuses. We believe the ability to earn cash bonuses should provide incentives to executives to effectively pursue goals established by the Board and should be regarded by executives as appropriately rewarding effective performance against these goals. Prior to 2011, executive cash bonuses were paid primarily on a discretionary basis based on overall corporate achievements and the Board's assessment of the individual executive's contribution. In April 2011, the Leadership Development and Compensation Committee adopted a cash bonus plan for our executive officers, the details of which are described below under "2011 Compensation." The 2011 cash bonus plan included company performance goals and individual goals and was structured to motivate our executive officers to achieve our short-term financial and operational goals and to reward exceptional company and individual performance. In particular, our 2011 cash bonus plan was designed to provide incentives to our executive officers to achieve both 2011 operating results and projected growth for 2012, together with various key individual operational objectives. In general, target bonuses for executives are first set in their offer letters based on similar factors as those described above with respect to the determination of initial base salary at the time of hire.

Equity Awards. Our equity awards are also designed to be sufficiently competitive to allow us to attract executives. In fiscal 2011, we granted stock option and restricted stock unit equity awards to executive officers. Stock option awards for executive officers are granted with an exercise price equal to the fair market value of our common stock on the date of grant; accordingly, such option awards will have value to our named executive officers only if the market price of our common stock increases after the date of grant. Restricted stock units represent the right to receive full-value shares of our common stock without payment of any exercise price. We have not granted significant restricted stock unit awards before 2011; however the Leadership Development and Compensation Committee found that restricted stock units could be a helpful component of total compensation for the named executive officers, in that they provide compensation tied to the value of the company that would not lose its retention value based on stock price volatility. In addition, the use of restricted stock unit awards will help conserve the number of shares available in our 2010 Equity Incentive Plan pool because, as discussed below in more detail, such awards are typically granted at approximately a one-to-two ratio compared to option awards. Shares of our common stock are not issued when a restricted stock unit award is granted; instead, once a restricted stock unit award vests, one share of our common stock is issued for each vested restricted stock unit.

Typically, since November 2007, our initial option awards to executives vest and become exercisable at a rate of 20% upon the one-year anniversary of the vesting commencement date (usually the date of grant or the date that the individual commences employment) and then monthly over the following four years. Prior to 2011, subsequent awards typically have had the same five-year vesting schedule except that there is no one-year "cliff," so they vest monthly over the entire five-year period. The vesting schedule of these option awards was designed to align the interests of our executives with those of the stockholders by creating an incentive to build stockholder value over a long-term and to provide a strong retention incentive. The Board also determined that, in order to attract qualified executives in our market, it was highly desirable to provide equity compensation regarded as competitive relative to the compensation provided by other privately held, venture-backed companies (which was our status until our initial public offering in September 2010). However, commencing in 2011, we began granting subsequent option awards to executives with four-year vesting schedules (vesting monthly over four years). In the future, we also expect to grant initial option awards to executives with a four-year vesting schedule (with a one-year cliff). We believe this modification to our previous practice was necessary to enable us to offer awards with vesting terms that were more standard for a public company. Based in part on information provided by Compensia, the compensation consultant retained by the Leadership Development and Compensation Committee as described above in this Proxy Statement under the caption "Proposal 1 – Election of Directors—Committees of the Board," regarding equity granting practices of our peers (see further discussion below under "Compensation Decision Process"), the Leadership Development and Compensation Committee approved this modification in connection with option awards granted to the named executive officers in April 2011.

The restricted stock units we granted in 2011 vest and become exercisable over three years on an annual basis. The Leadership Development and Compensation Committee approved such vesting schedule because we believed it was generally consistent with the restricted stock unit granting practices of our public company peers. Also, we granted, and intend in the future to grant, fewer shares under restricted stock units as compared to options because restricted stock units have a greater fair value per share than options. For 2011, the Leadership Development and Compensation Committee determined it would be appropriate to award restricted stock units to selected key members of the executive team to provide a source of equity compensation that retains value despite stock volatility.

We grant equity awards to our executive officers in connection with their hiring. The size of initial equity awards has been determined based on the executive's position with us and takes into consideration the executive's base salary and other compensation as well as an analysis of the grant and compensation practices of the companies that participate in the survey that we have reviewed in the past (described in more detail below) in connection with establishing our overall compensation policies. The initial equity awards were intended to provide the executive with an incentive to build value in the organization over an extended period of time, while remaining consistent with our overall compensation philosophy. Insofar as we have to date incurred operating losses and consumed substantial amounts of cash in our operations, and to compensate for cash salaries and cash bonus opportunities that were, in certain cases, lower than those offered by other employers, we have sought to attract executives to join us by granting equity awards that would have the potential to provide significant value if we were successful.

We may also grant additional equity awards in recognition of a commendable performance and in connection with a significant change in responsibilities. Further, equity awards are a component of the annual compensation package of our executive officers. In 2011, the Leadership Development and Compensation Committee granted equity awards based on input from management. In approving awards, the Leadership Development and Compensation Committee has taken into account various factors. These factors have included the responsibilities, past performance and anticipated future contribution of the executive officer, the executive's overall compensation package and the executive's existing equity holdings in Amyris.

Stock options are granted with an exercise price equal to the fair market value of our common stock on the applicable date of grant. Under our 2010 Equity Incentive Plan, the fair market value of our stock is the closing price of our common stock on NASDAQ on the date of determination.

Role of Stockholder Say-on-Pay Votes. At our 2011 Annual Meeting of Stockholders, we provided our stockholders with the opportunity to cast an advisory vote on our executive compensation program (a "say-on-pay proposal"). A majority of the votes cast on our say-on-pay proposal at that meeting were voted in favor of the non-binding advisory resolution approving the compensation of our named executive officers. The Leadership Development and Compensation Committee believes this affirms our stockholders' support of our approach to executive compensation, and, accordingly, did not change its approach to executive compensation in 2011 in connection with the say-on-pay proposal vote. Further, at our 2011 Annual Meeting of Stockholders, the stockholders cast an advisory vote that future say-on-pay votes should occur once every three years. The Leadership Development and Compensation Committee expects to take into consideration the outcome of our stockholders' future say-on-pay proposal votes when making future compensation decisions for our named executive officers. We expect that our next say-on-pay proposal will be submitted to stockholders for an advisory vote at our annual meeting of stockholders in 2014.

Compensation Policies and Practices As They Relate to Risk Management

Our Leadership Development and Compensation Committee determined, through discussions with management and Compensia at a committee meeting held in February 2012, that our policies and practices of compensating our employees, including executive officers, are not reasonably likely to have a material adverse effect on us. The assessment conducted by the committee focused on the key terms of our bonus payments and equity compensation programs in 2011, and our plans for such programs in 2012. Among other things, the committee focused on whether our compensation programs created incentives for risk-taking behavior and whether existing risk mitigation features were sufficient in light of the overall structure and composition of our compensation programs. Among other things, the Committee considered the following aspects of our overall compensation program:

- We believe our base salaries are in general high enough to provide our employees with sufficient income so that they do not generally need bonus income to meet their basic cost of living.
- Cash bonus targets are typically 10-20% of most employees' base salaries (30-40% for executives), which provides balanced incentives for performance, but does not encourage excessive risk taking to achieve such goals.
- For key employees, our 2011 bonus plan (and planned 2012 bonus plan) emphasizes company performance over individual objectives and total bonus payouts are capped.
- We do not provide any significant commission or similar compensation programs to any of our employees.
- For our executives, we target the 40th percentile of our peer group for cash compensation and the 75th percentile for equity compensation, which vests over three to five years, providing our executives with significant incentives for the longer-term success of Amyris.

Based on these considerations the committee determined that our compensation programs, including our executive and non-executive compensation programs, provide an appropriate balance of incentives and do not encourage our executives or other employees to take excessive risks or otherwise create risks that are likely to have a material adverse effect on us.

Compensation Decision Process

Under the charter of our Leadership Development and Compensation Committee, the Board delegated to the committee the authority and responsibility to discharge the responsibilities of the Board relating to compensation of our executive officers. This includes, among other things, review and approval of the compensation of our executive officers and of the terms of any compensation agreements with our executive officers. Please see the additional detail regarding the functions and composition of the Leadership Development and Compensation Committee above in this Proxy Statement under the caption "Proposal 1 – Election of Directors—Committees of the Board."

In general, our Leadership Development and Compensation Committee is responsible for the design, implementation and oversight of our executive compensation program. In accordance with its charter, the committee determines the annual compensation of our CEO and other executive officers and reports its compensation decisions to the Board. The committee also administers our equity compensation plans, including our 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan. Generally, our CEO, General Counsel and Vice President, Human Resources make recommendations to the Leadership Development and Compensation Committee regarding the compensation for our named executive officers (other than with respect to compensation of our CEO) based on their assessment of company results, each executive's contributions to these results, his or her progress toward achieving his or her individual goals, and input from our Human Resources department and Compensia. The Leadership Development and Compensation Committee's decisions regarding our CEO's compensation are based on its assessment of company results, his contributions to these results, his progress toward achieving his individual goals, and market data.

Role of Compensation Consultant. In preparation for a review of executive compensation programs in 2011, the Leadership Development and Compensation Committee retained Compensia, a compensation consulting firm, to provide it with advice and guidance on our executive compensation policies and practices and to provide relevant information about the executive compensation practices of similarly situated companies. In 2011, Compensia assisted in the preparation of compensation materials for executive compensation proposals in advance of Leadership Development and Compensation Committee meetings, including changes to compensation levels for executives, the design of our equity programs, and the design of our severance and change-in-control policies and other executive benefit programs. Compensia also reviewed and advised the Leadership Development and Compensation Committee on compensation materials relating to executive compensation prepared by management for committee consideration. In addition, in December 2010, Compensia assisted the Leadership Development and Compensation Committee in developing and adopting an updated compensation peer group for 2011 (discussed below). The Leadership Development and Compensation Committee retained Compensia again in October 2011 to provide assistance with respect to our 2012 compensation planning, including updates to the compensation peer group.

We expect that Compensia, under the direction of the Leadership Development and Compensation Committee, will periodically conduct a review of the competitiveness of our executive compensation programs, including base salaries, cash bonus compensation, equity awards and other executive benefits, by analyzing the compensation practices of companies in our compensation peer group, as well as data from third-party compensation surveys. The Leadership Development and Compensation Committee will use the results of this analysis to assess the competitiveness of our executives' total compensation, and to determine whether each element of such total compensation is properly aligned with reasonable and responsible practices among our peers.

In 2010, the Leadership Development and Compensation Committee also retained Compensia for assistance in reviewing and deciding on director compensation programs (used in connection with the development of our 2011 director compensation program), and to provide market data and materials to management and the committee.

Use of Competitive Data. To monitor the competitiveness of our executives' compensation, the Leadership Development and Compensation Committee adopted a compensation peer group (the "Peer Group") used in connection with 2011 compensation that reflected the pay of executives in comparable positions at similarly-situated companies. The data gathered from the Peer Group was used as reference in executive pay levels (including cash and equity compensation), Board compensation, pay and incentive plan practices, severance and change-in-control practices, equity utilization, and pay/performance alignment. The Peer Group was composed of a cross-section of publicly-traded, U.S.-based companies of similar size to Amyris (in revenues and market capitalization) from related industries (alternative energy / clean technology, chemicals / biofuels, and biotechnology). Based on these criteria, the following companies were included in the Peer Group adopted by the Leadership Development and Compensation Committee in December 2010 for use in assessing the market position of our executive compensation for 2011:

Alternative Energy / Clean Tech.	Chemicals / BioFuels	Biotechnology
► A123 Systems, Inc.	► Balchem Corporation	► Acorda Therapeutics Inc.
► American Superconductor Corporation	► Clean Energy Fuels Corp.	► Alkermes, Inc.
► Broadwind Energy Inc.	► Martek Biosciences Corp.	► Alnylam Pharmaceuticals, Inc.
► Codexis, Inc.	► Metabolix, Inc.	► Cepheid
► Ener1, Inc.	► Rentech, Inc.	► Exelixis, Inc.
► Energy Recovery, Inc.	► Verenium Corporation	► Isis Pharmaceuticals, Inc.
► EnerNOC, Inc.		► Onyx Pharmaceuticals, Inc.
► FuelCell Energy, Inc.		
► Ormat Technologies, Inc.		
► Tesla Motors, Inc.		

In December 2011, the Leadership Development and Compensation Committee approved updates to the Peer Group for 2012. Similar to our approach in 2010, we identified potential peers by screening of publicly-traded U.S.-based companies of similar size to us (in revenues and market capitalization) from related industries (alternative energy / clean technology, chemicals / biofuels, and biotechnology). The principal changes from the 2011 Peer Group were the (i) addition of four chemicals / biofuels companies that had recently completed their initial public offerings (FutureFuel Corp., Gevo, Inc., KiOR, Inc. and Solazyme, Inc.) and (ii) removal of one peer that was acquired (Martek Biosciences Corp.), and (iii) removal of five companies that we deemed no longer as relevant to us as compensation peers based on the screening criteria (American Superconductor Corporation, Broadwind Energy Inc., Ener1, Inc., Energy Recovery, Inc. and Onyx Pharmaceuticals, Inc.).

In addition to reviewing analysis of the compensation practices of the Peer Group, the Leadership Development and Compensation Committee looks to the collective experience and judgment of its members and advisors in determining total compensation and the various compensation components provided to executive officers. While the Leadership Development and Compensation Committee does not believe that the Peer Group data is appropriate as a stand-alone tool for setting executive compensation due to the unique nature of our business, it believes that this information is a valuable reference source during its decision-making process.

In making compensation decisions for executive officers for 2011, we also referred to broader compensation survey data from the Radford Global Life Sciences Survey for a group of public companies with annual revenues of less than $500 million and market capitalizations of more than $500 million, which aggregated survey results from approximately 47 biotechnology, pharmaceutical and medical device companies in Northern California with revenues of less than $1 billion. We are using similar surveys for reference in establishing our 2012 compensation programs.

Target Compensation Levels. For 2011, we generally targeted the 40th percentile of our competitive market for total cash (base salary and target cash bonus) and for benefits, as determined based on the 2011 Peer Group, supplemented by data from industry surveys. We chose the 40th percentile for total cash in part based on our position as an early-stage company and our associated need to conserve our cash while we ramp up our operations. Equity has been a critical and prominent component in our overall compensation package and we believe that it will remain an important tool for attracting, retaining and motivating our key talent by providing an opportunity for wealth creation as a result of Amyris' success. As a result, we have generally targeted equity compensation levels greater than or equal to the 75th percentile of the competitive market for equity compensation based on the 2011 Peer Group, supplemented by data from surveys. In March 2011, the Leadership Development and Compensation Committee reviewed an analysis by Compensia of our executive compensation levels in light of our recent status as a public company and the Peer Group. Based on data compiled from the Peer Group, supplemented by data from the Radford Global Life Sciences Survey, this analysis indicated that the target total cash compensation for our executives (current base salary plus target incentive opportunity) was then approximately aligned with the 25th percentile of the competitive market, with base salaries generally aligned with the market 25th percentile (with variation among executives). Through 2011, certain executive officers (who are not named executive officers) received adjustments to their target incentive opportunity, and certain executive officers, including named executive officers, had bonus targets established for the first time or base salary increases resulting from promotions, leading to increased total cash compensation for executives. For 2012, we expect to continue to target the same percentiles as we did in 2011 using our updated 2012 Peer Group and similar industry survey data, which approach the Leadership Development and Compensation Committee approved in February 2012.

2011 Compensation

Background. For 2011, the Leadership Development and Compensation Committee focused on developing an executive compensation program designed to foster innovation, motivation and focus on the part of our leadership team. In setting the compensation program and decisions for 2011, one of our focuses was retention of our key team members during the critical first year of our transition from being a private research and development company to a public manufacturing company. To that end, many of the compensation decisions for 2011 were to ensure that each of the named executive officers had the ability to earn aggregate compensation at a level that would be competitive with the 2011 Peer Group. We also focused on cash management in setting our total cash compensation target percentiles (and associated salary and bonus target levels) for executives. Another key theme for 2011 was establishing strong incentives to drive company performance, including emphasis on company performance goals over individual goals in the 2011 executive cash bonus plan and continued emphasis on equity compensation for longer-term upside potential and sharing in company growth.

Base Salaries. For 2011, the base salaries for Messrs. Melo and Boynton and for Ms. Tompkins remained the same as they were in 2010, as shown in our "Summary Compensation Table" below. The base salaries for Messrs. Diniz and Richardson, who had just joined Amyris in the first quarter of 2011, were set in their employment offer letters. However, in March 2011, Ms. Hilleman's annual salary was increased from $300,000 to $360,000, effective January 1, 2011, and in December 2011, Mr. Portela's annual salary was increased from $300,000 to $400,000, effective August 1, 2011.

The Leadership Development and Compensation Committee generally did not adjust the base salaries for the named executive officers other than Ms. Hilleman and Mr. Portela because existing base salaries were generally in line with the 40th percentile of the 2011 Peer Group, which, as discussed above, was our target base salary compensation level for executives. In addition, given the stage of our business and our overall goal of conserving cash, where base salaries were close the 40th percentile, the Leadership Development believed that adjustments were not warranted. The committee did not consider adjustments for Messrs. Diniz and Richardson given how recently they had joined Amyris. Ms. Hilleman's salary was adjusted effective January 1, 2011 based in part on her increased responsibility as Chief Financial Officer of a public company and in part to bring her total cash compensation in line with the 40th percentile for her position (by reference to the Peer Group) and with certain of her peers within the company. Mr. Portela's salary was adjusted effective August 1, 2011 based in part on his promotion from Chief Operating Officer to President, Global Operations in July 2011 and in part on internal pay parity and consideration of competitive market data.

Cash Bonuses. The Leadership Development and Compensation Committee adopted a 2011 bonus plan for executives in April 2011. Under the plan, executives became eligible for bonuses based on a combination of company performance and individual performance. A percentage of each executive's target bonus for the year was allocated to each of these performance categories. For executives other than the CEO, 80% of target bonus eligibility was based on company performance and 20% was based on individual performance. For the CEO, 100% of target bonus eligibility was based on company performance. The committee chose to emphasize company performance goals for the bonus plan given the critical importance of our short term strategic goals, but to retain reasonable incentives and rewards for exceptional individual performance, recognizing the value of such incentives and rewards to the company's operational performance and to individual retention. In addition, for 2011 the Leadership Development and Compensation Committee set the following target bonus levels for the named executive officers:

Name	Target Bonus ($)
John Melo	200,000
Jeryl Hilleman	100,000
Paulo Diniz	200,000
Mario Portela	200,000
Tamara Tompkins	100,000
James Richardson	120,000
Peter Boynton	120,000

Except for Mr. Portela, the target bonus for each of these individuals was unchanged from 2010 or, in the case of Messrs. Diniz or Richardson, from the target bonus set forth in their offer letters. Mr. Diniz's bonus was guaranteed for 2011 (to be paid out in 2012), as negotiated in connection with his offer letter. Mr. Portela, pursuant to an offer letter negotiated in late 2009, was eligible for a $100,000 cash bonus and $100,000 in equity awards based on his performance in 2010. In April 2011, the Leadership Development and Compensation Committee determined that, for 2011 and to harmonize the bonus structure for executives, Mr. Portela's target bonus would be $200,000 in cash. The Committee generally did not change any other bonus targets for 2011 based on the same considerations described above with respect to base salaries. Ms. Hilleman's target bonus remained the same as in 2010, notwithstanding the modifications to her base salary, based on total cash compensation competitive analysis and retention considerations relating to the form of cash compensation used. In addition, Ms. Hilleman's bonus was guaranteed for 2011 (to be paid out in 2012) as negotiated in connection with her separation agreement (as described below under "Potential Severance Payments upon Termination and upon Termination Following a Change in Control").

Based on the foregoing bonus plan structure, the Leadership Development and Compensation Committee was responsible for determining the percentage achievement levels for the company and individual performance categories following the end of 2011. The following table shows the percent of target bonus eligibility allocated to each these two categories that would be triggered based on percent of achievement of performance goals:

Metric & Payout	Minimum	Target	High
Company Performance			
Company Performance	80%	100%	120%
Payout as a % of target bonus	50%	100%	150%
Individual Performance			
Individual Performance	80%	100%	120%
Payout as a % of target bonus	80%	100%	120%

If the minimum threshold performance level for either of the company performance or individual performance categories was not achieved, no bonus eligibility would be triggered for the respective category. Actual payment of any bonuses remained subject to the final discretion of the Leadership Development and Compensation Committee.

Company Performance Goals. The company performance category was weighted 20% for achievement of 2011 revenue targets, 30% for gross margin targets and 50% for projected 2012 revenue growth. The following table details the specific goals that were required to achieve 80%, 100% and 120% company performance levels:

Goal	80% Achievement	100% Achievement	120% Achievement
Revenue[1]	$120 million	$150 million	$180 million
Gross margin[1]	12% cash margin	15% cash margin	18% cash margin
Projected revenue growth for 2012[2]	80% growth over 2011 target	100% growth over 2011 target	120% growth over 2011 target

(1) Including certain collaboration revenues.
(2) Assuming 50% confidence of achieving specified level of revenue growth in 2012 over 2011.

Individual Performance Goals. Individual performance goals for the associated 20% of bonus eligibility (for the named executive officers other than Messrs. Melo and Diniz) included several relevant operational goals for each of them, with various levels of accomplishment across all of such goals triggering 80%, 100% or 120% achievement. As discussed above, Mr. Melo had no individual performance goals associated with the 2011 bonus plan because his bonus eligibility was based entirely on company performance and Mr. Diniz's bonus was guaranteed for 2012. The individual goals for the other named executive officers included revenue and sales goals for Messrs. Boynton and Richardson, production and production capacity goals for Mr. Portela, financial infrastructure and operational support goals for Ms. Hilleman, and legal and human resources infrastructure and operational support goals for Ms. Tompkins.

2011 Bonus Plan Funding and Award Decisions. Based on economic conditions and an increased focus on cash management to permit us to pursue our strategic goals in 2012, the Leadership Development and Compensation Committee determined in February 2012 that no awards would be funded or paid out for executives under the 2011 bonus plan. (Ms. Hilleman received her guaranteed $100,000 bonus and Mr. Diniz received his guaranteed $200,000 bonus for 2011 as discussed above.)

Equity Awards. In March 2011, the Leadership Development and Compensation Committee approved equity awards for certain executive officers, including the named executive officers. These included the option and restricted stock unit awards detailed in the "Grants of Plan-Based Awards" table below. For all of the named executive officers other than Messrs. Diniz and Richardson, each of whom received option and restricted stock unit awards as negotiated in their offer letters, the size of these awards was determined by reference to the Peer Group, and was generally intended to result in each of such executives receiving equity compensation for 2011 in line with the 75th percentile of the 2011 Peer Group. These awards, which vest over a four-year period, are also expected to aid in retention and recognizing individual performance during the first part of the year. In addition to his annual award, Mr. Portela also received two restricted stock unit awards (one fully vested and one vesting over three years) in each case as contemplated by his 2009 offer letter. Of the named executive officers (other than Messrs. Diniz, Portela and Richardson), Mr. Melo and Ms. Tompkins received restricted stock unit awards as part of their annual equity compensation awarded in

March 2011. The Leadership Development and Compensation Committee determined, based on the medium-term critical contributions needed from such individuals, the higher ratio of vested to unvested equity then held by such individuals compared to the other named executive officers, and the long tenure of such individuals, that it would be appropriate to include an award of unvested equity compensation in the form of restricted stock units, which would maintain retention value during the upcoming critical years of our development as a public company, notwithstanding stock price volatility. Please see the "Grants of Plan-Based Awards" table below for information about the grant dates, exercise prices and vesting of option awards described in the preceding paragraph.

Severance and Change of Control Agreements. We have entered into offer letters, or amendments to offer letters, with each of our named executive officers providing for certain payments upon termination of their employment with us without cause and upon termination without cause following a change of control. These payments, and the definition for this purpose of change of control, are described in detail below under "Potential Severance Payments upon Termination and upon Termination Following a Change in Control."

We believe that these agreements appropriately balance our need to offer a competitive level of severance protection to our executives and to induce our executives to remain in our employ through the potentially disruptive conditions that may exist around the time of a change in control, while not unduly rewarding executives for a termination of their employment. We note that our change in control terms include so-called "double trigger" provisions, so that the executive is not entitled to the severance payment by the mere occurrence of the change in control. We believe this feature will be an incentive to the executive to remain in the employ of the company if such continuation is required by our partner in a change in control transaction. We also believe that it is appropriate that our executives' equity awards be treated, in the event of a change of control, like those of other employees and not accelerated if the executive's employment continues following the change in control event.

In addition, in August 2011, we entered into a separation agreement with Ms. Hilleman under which she continued to serve as our CFO. Her compensation under that agreement is described in detail below under "Potential Severance Payments upon Termination and upon Termination Following a Change in Control." We negotiated the separation agreement with Ms. Hilleman to facilitate a smooth transition and provide an incentive for her to continue providing services during the transition period.

Other Executive Benefits and Perquisites. We provide the following benefits to our executive officers on the same basis as other eligible employees:

- health insurance;
- vacation, personal holidays and sick days;
- life insurance and supplemental life insurance;
- short-term and long-term disability; and
- a 401(k) plan.

We believe these benefits are generally consistent with those offered by other companies with which we compete for executive talent.

Some of the executives whom we have hired, including Messrs. Boynton, Melo and Portela, held positions in locations outside of Northern California at the time that they agreed to join us. We have agreed in these instances to pay relocation expenses to these executives, including temporary housing, costs associated with commuting from our facilities to their family's home outside of Northern California and reimbursement of expenses and losses incurred in disposing of real estate upon moving to Northern California. The amounts paid in 2011 to named executive officers are included in the "All Other Compensation" column in the "Summary Compensation Table" below and the associated footnotes. Given the cost of living in the San Francisco Bay Area relative to most other metropolitan areas in the U.S., we believe that in order for us not to be limited to hiring executives located near our headquarters in Emeryville, California, that we must be willing to offer to pay an agreed upon amount of relocation costs.

Other Compensation Practices and Policies. We have the following additional compensation practices and policies that apply to our named executive officers:

Timing of Equity Awards. The timing of equity awards has been determined by the Board or Leadership Development and Compensation Committee based on the Board's or committee's view at the time regarding the adequacy of executive equity interests in Amyris for purposes of retention and motivation.

In March 2011, our Board adopted a policy regarding equity award grant dates, fixing grant dates in an effort to ensure the integrity of the equity compensation award granting process. This policy took effect beginning with equity awards granted after the adoption of the policy. Under the policy, equity compensation awards will generally be granted on the following schedule:

- For equity awards to ongoing employees, the grant date is set as of the first business day of the week following the week in which the award is approved; and
- For equity awards to new hires, the grant date is set as of the first business day of the week following later of the week in which the award is approved or the week in which the new hire commences his or her employment.

Tax Considerations. Section 162(m) of the Code disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for its president and chief executive officer and each of the other named executive officers (other than its chief financial officer), unless compensation is "performance based." As we have only recently become a publicly-traded company, the Board has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. However, our 2010 Equity Incentive Plan includes various provisions designed to allow us to qualify stock options and other equity awards and performance based compensation under Section 162(m), including a limitation on the maximum number of shares subject to awards that may be granted to an individual under the plan in any one year, and we are seeking stockholder re-approval of the 2010 Equity Incentive Plan at the 2012 annual meeting for purposes of complying with Section 162(m) as described in detail above under "Proposal 3 - Re-approval of 2010 Equity Incentive Plan for Purposes of Complying with Section 162(m) of the Internal Revenue Code."

Our Leadership Development and Compensation Committee may adopt a policy at some point in the future providing that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). Until such policy is implemented, our Leadership Development and Compensation Committee may, in its discretion, authorize compensation payments that do not consider the deductibility limit imposed by Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Policy Regarding Restatements. We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Under those circumstances, the Board or the Leadership Development and Compensation Committee would evaluate whether adjustments or recoveries of awards were appropriate based upon the facts and circumstances surrounding the restatement. We anticipate that the Board or Leadership Development and Compensation Committee will adopt a policy regarding restatements in the future based on anticipated SEC and exchange regulations requiring listed companies to have a policy that requires repayment of incentive compensation that was paid to current or former executives over the three-year period prior to any restatement due to material noncompliance with financial reporting requirements.

Stock Ownership Policies. We have not established stock ownership or similar guidelines with regards to our executive officers. All of our executive officers currently have a direct or indirect, through their stock option holdings, equity interest in our company, and we believe that they regard the potential returns from these interests as a significant element of their potential compensation for services to us. We have generally targeted the market 75th percentile for executive officer equity compensation.

Leadership Development and Compensation Committee Report*

The Leadership Development and Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" contained in this Proxy Statement. Based on this review and discussion, the Leadership Development and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Amyris, Inc. Leadership Development and Compensation Committee of the Board

Ralph Alexander (Chair)
Samir Kaul
Patrick Pichette

* The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Amyris under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing

Summary Compensation Table

The following table sets forth information regarding 2011 compensation earned by our named executive officers. The table shows compensation for 2011 and, where the individual was a named executive officer for the relevant prior year, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[1]	All Other Compensation ($)	Total ($)
John Melo	**2011**	500,000	—	696,900	1,633,044	—	28,021[3]	2,857,965
President and Chief	**2010**	500,000	424,048	—	4,800,219	—	80,999[4]	5,805,266
Executive Officer	**2009**	408,333	200,000	—	—	—	202,784[5]	811,117
Jeryl Hilleman	**2011**	360,000	—	—	388,820	—	101,610[6]	850,430
Chief Financial Officer	**2010**	300,000	109,093	—	579,187	—	—	988,280
	2009	300,000	149,365	—	—	—	—	449,365
Paulo Diniz*	**2011**	304,735	300,000[7]	1,212,000	4,860,250	—	10,210[8]	6,687,195
Chief Executive Officer, Amyris Brasil Ltda.								
Mario Portela*	**2011**	341,667	—	706,020	563,789	—	32,095[9]	1,643,571
President, Global Operations	**2010**	300,000	104,516	—	2,103,975	—	36,292[10]	2,544,783
Tamara Tompkins	**2011**	300,000	1,268	303,000	660,994	—	—	1,265,262
Executive Vice President	**2010**	300,000	260,262	—	478,021	—	—	1,038,283
and General Counsel	**2009**	272,867	37,341	—	33,797	—	—	344,005
James Richardson*	**2011**	299,167	140,000	—	4,374,225	—	—	4,813,392
President, Lubricants and Fuels								
Peter Boynton*	**2011**	360,000	—	—	437,423	—	235,279[11]	1,032,702
Chief Commercial Officer	**2010**	360,000	100,000	—	1,663,017	—	40,824[12]	2,163,841

* Messrs. Diniz and Richardson were not named executive officers for fiscal 2009 or fiscal 2010 and Messrs. Portela and Boynton were not named executive officers for fiscal 2009. Mr. Richardson commenced his employment with the Company in January 2011 and Mr. Diniz commenced his employment with the Company in March 2011.

(1) The amounts reported in the "Bonus" column represent discretionary bonuses determined by the Board and a sign-on bonus for Mr. Diniz, as well as spot bonuses in 2009 and 2010 aggregating approximately $5,000 to $10,000 per person for certain of the named executive officers based on completion of specific projects. As required, under applicable rules of the SEC, annual bonus plan payments would be included in the column entitled "Non-Equity Incentive Plan Compensation" as they are based upon satisfaction of pre-established performance targets, the outcome of which was substantially uncertain. As discussed above in in this Proxy Statement under "Executive Compensation—2011 Compensation," no annual bonuses were paid to executive officers under our 2011 bonus plan. In 2010 and 2009, we did not have any non-equity incentive plans.

(2) The amounts in the "Stock Awards" and "Option Awards" column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the awards are discussed in Note 12, "Stock Based Compensation Plans" of "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

See the "Grants of Plan-Based Awards" table for additional information regarding stock and option awards granted in fiscal 2011. These amounts do not correspond to the actual value that may be recognized by the named executive officers.

(3) Includes $1,888 in technology purchases for Mr. Melo, $16,128 of fees and expenses associated with participation in and attendance of professional association events and related travel expenses, and $10,005 of personal travel expenses, including commuting expenses.

(4) Includes $9,616 in technology purchases for Mr. Melo, $17,976 of fees and expenses associated with participation in and attendance of professional association events and related travel expenses, $13,407 of personal travel expenses, including commuting expenses, and $40,000 for a portion of Mr. Melo's membership costs for a venue used in part for business entertainment.

(5) Includes $145,907 for reimbursement for temporary housing and relocation expenses and a $56,877 gross-up to pay associated taxes on behalf of Mr. Melo.

(6) Includes $603 in technology purchases for Ms. Hilleman, $1,007 of personal travel expenses, including commuting expenses, and amount paid in connection with an August 2011 separation agreement with Ms. Hilleman based on agreement to pay Ms. Hilleman her full 2011 cash bonus of $100,000 by no later than March 15, 2012.

(7) Includes $100,000 signing bonus and $200,000 guaranteed bonus for 2011 as agreed to in Mr. Diniz's offer letter.

(8) Includes $9,156 for reimbursement of commuting expenses and $1,054 for temporary housing reimbursement.

(9) Includes $20,989 for reimbursement of temporary housing and relocation expenses and an $11,106 gross up to pay associated taxes.

(10) Includes $24,298 for reimbursement of temporary housing and relocation expenses and an $11,994 gross-up to pay associated taxes.

(11) Includes $1,140 in personal travel, $3,300 for reimbursement of temporary housing expenses, $153,148 for reimbursement of relocation expenses, and a $77,691 gross-up to pay associated taxes.

(12) Includes $27,332 for reimbursement of temporary housing and relocation expenses and a $13,492 gross-up to pay associated taxes.

Grants of Plan-Based Awards in Fiscal 2011

The following table sets forth information regarding grants of compensation in the form of plan-based awards made during fiscal 2011 to our named executive officers.

Name	Grant Date[1]	Approval Date of Grant[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)[2]	Target ($)[2]	Maximum ($)[2]	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
John Melo	4/28/2011	4/28/2011	100,000	200,000	300,000				
	4/15/2011	3/11/2011				23,000		—	696,900
	4/15/2011	3/11/2011					84,000	26.84	1,633,044
Jeryl Hilleman	4/28/2011	4/28/2011	56,000	100,000	144,000				
	4/15/2011	3/2/2011					20,000	26.84	388,820
Paulo Diniz	4/28/2011	4/28/2011	112,000	200,000	288,000				
	4/15/2011	3/2/2011				40,000		—	1,212,000
	4/15/2011	3/2/2011					250,000	26.84	4,860,250
Mario Portela	4/28/2011	4/28/2011	112,000	200,000	288,000				
	4/15/2011	3/2/2011				20,000		—	606,000
	4/15/2011	3/2/2011				3,301		—	100,020
	4/15/2011	3/2/2011					29,000	26.84	563,789
Tamara Tompkins	4/28/2011	4/28/2011	56,000	100,000	144,000				
	4/15/2011	3/2/2011				10,000		—	303,000
	4/15/2011	3/2/2011					34,000	26.84	660,994
James Richardson	4/28/2011	4/28/2011	67,200	120,000	172,800				
	4/15/2011	3/2/2011					225,000	26.84	4,374,225
Peter Boynton	4/28/2011	4/28/2011	67,200	120,000	172,800				
	4/15/2011	3/2/2011					22,500	26.84	437,423

(1) At the time that the equity awards referenced in this table were granted, our Board had adopted a policy regarding the grant date of such awards under which the grant date of all equity awards generally would be the 15th day of the month following the month in which the award was approved (or the following

Wednesday if the 15th was a holiday or a weekend). Accordingly, the grant date for all of the equity awards approved in March 2011 was April 15, 2011. Notwithstanding such grant date, for purposes of determining the grant date fair value in accordance with FASB ASC Topic 718 (as described in footnote 6 below), the deemed grant date for restricted stock unit awards listed herein was the approval date set forth in the column entitled "Approval Date of Grant."

(2) In April 2011, the Leadership Development and Compensation Committee approved a non-equity incentive plan under which the eligibility amounts reported under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" were based. In February 2012 the Leadership Development and Compensation Committee determined that no awards would be paid under the 2011 bonus plan as described above in this Proxy Statement under "Executive Compensation—2011 Compensation—Cash Bonuses." However, the estimated future payouts show what the annual incentive awards could have been at the threshold, target and maximum levels for each individual assuming that cash bonuses had been paid at each of such levels.

(3) Amounts in this column represent restricted stock units granted under our 2010 Equity Incentive Plan. Except with respect to the 3,301-unit award to Mr. Portela, all of these awards vest according to a three-year vesting schedule from a vesting commencement date of January 1, 2011, pursuant to which 1/3rd of the units subject to the award vest annually. For the 3,301-unit award to Mr. Portela, such award was fully vested on the date of grant.

(4) Amounts in this column represent stock option awards granted under our 2010 Equity Incentive Plan. Except with respect to the options to purchase 250,000 shares and 225,000 shares granted to Messrs. Diniz and Richardson, respectively, each of the options vest according to a four-year vesting schedule from a vesting commencement date of January 1, 2011, pursuant to which 1/48th of the shares subject to the award vest on a monthly basis thereafter. For the options to purchase 250,000 shares and 225,000 shares granted to Messrs. Diniz and Richardson, respectively, such awards were "new hire" awards and vest according to five-year vesting schedule from March 1, 2011 (for Mr. Diniz) and January 31, 2011 (for Mr. Richardson), respectively, pursuant to which 20% of the shares subject to the award vest one year from the vesting commencement date and 1/60th of the shares subject to the award will vest on a monthly basis thereafter. The option grants are subject to certain rights to acceleration of vesting upon a change in control of our company and termination of employment following a change in control, as further described below under "Potential Payments upon Termination and upon Termination Following a Change in Control."

(5) The option exercise price per share represents the closing price of our common stock on NASDAQ on the same date.

(6) Reflects the grant date fair value of each award computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the awards are discussed in Note 12, "Stock Based Compensation Plans" of "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables

The material terms of the named executive officers' annual compensation, including base salaries, discretionary cash bonuses, our equity award granting practices and severance benefits and explanations of compensation decisions for cash and equity compensation during 2011 are described in the "Compensation Discussion and Analysis" section above. As noted below under "Agreements with Executives, except for certain terms contained in offer letters and equity award agreements and our separation agreement with Ms. Hilleman, none of our named executive officers has entered into a written employment agreement with us.

In January 2012, the Leadership Development and Compensation Committee approved an increase to Mr. Portela's base salary (from $300,000 to $400,000) retroactive to October 1, 2011, based on Mr. Portela's increased responsibility in his role as President, Global Operations commencing in July 2011. In February 2012, the committee approved moving the retroactive salary adjustment date from October 1, 2011 to August 1, 2011 to match more closely the timing of Mr. Portela's promotion.

2012 Compensation

In February 2012, based on economic conditions and an increased focus on cash management to permit us to pursue our strategic goals in 2012, the Leadership Development and Compensation Committee determined that no changes would be made to the base salaries or target bonuses of any of the Company's executive officers for 2012 (other than retroactive base salary increases based on promotions as described above).

In March 2012, the Leadership Development and Compensation Committee approved a 2012 cash bonus plan for executive officers. The 2012 bonus plan provides for the following bonus structure for executives, including the named executive officers:

- Executives will become eligible for bonuses based upon company performance and individual performance. A percentage of each executive's target bonus for the year will be allocated to each of these performance categories. For executives other than the CEO, 80% of target bonus eligibility will be based on company performance and 20% will be based on individual performance. For the CEO, 100% of target bonus eligibility will be based on company performance. For 2012, the Committee maintained target bonus amounts for the named executive officers at the same level as they were in 2011.
- The components of the company performance category are not yet determined, but will be set by the Leadership Development and Compensation Committee at a subsequent meeting based on corporate objectives for 2012 adopted by the Board.
- Based on the foregoing structure, the Committee will determine the percentage achievement levels for the company and individual performance categories following the end of 2012. The following table shows the percentage of target bonus eligibility allocated to each of these two categories that would be triggered based on percentage of achievement of performance goals:

Metric & Payout	Minimum	Target	Maximum
Company Performance → *Payout as % of Target*	80% company performance → 50% payout	100% company performance → 100% payout	120% company performance → 120% payout
Individual Performance → *Payout as % of Target*	80% individual performance → 80% payout	100% individual performance → 100% payout	120% individual performance → 120% payout

If the minimum threshold performance level for either of the company performance or individual performance categories is not achieved, no bonus eligibility would be triggered for the respective category.

- Actual payment of any bonuses remains subject to the final discretion of the Committee.

Mr. Richardson separated from Amyris in March 2012 to pursue other opportunities. As part of his separation agreement, Mr. Richardson may receive severance payments including those described in the "Potential Severance Payments upon Termination and upon Termination Following a Change in Control" section below.

In April 2012, the Leadership Development and Compensation Committee approved the following equity grants to named executive officers (generally with a vesting commencement date of April 1, 2012):

Name	Award	Shares/Units	Vesting Schedule
Peter Boynton	Option	20,000	4 years, monthly
	RSU	40,000	3 years, annual
Paulo Diniz	Option	20,000	4 years, monthly
	RSU	50,000	3 years, annual
John Melo	Option	100,000	4 years, monthly
	RSU	50,000	3 years, annual
	RSU	200,000	100% at 2-year cliff
Tamara Tompkins	Option	30,000	4 years monthly
	RSU	65,000	3 years, annual
	RSU	100,000	10% on July 1, 2012, 40% on January 1, 2013, 50% on April 1, 2014

Outstanding Equity Awards as of December 31, 2011

The following table sets forth information regarding outstanding equity awards held as of December 31, 2011 by our named executive officers.

	Option Awards		Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($/Sh)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)***
John Melo	668,730(1)(2)(4)	—	$ 0.28	1/18/2017		
	279,979(1)(2)(5)	—	$ 3.93	8/25/2018		
	298,004(1)(3)(6)	—	$ 20.41	4/20/2020		
	19,250(7)(8)	64,750	$ 26.84	4/15/2021		
					23,000(8)(9)	265,420
Jeryl Hilleman	152,094(1)(2)(10)	—	$ 3.93	2/27/2018		
	40,000(1)(3)(11)	—	$ 14.28	3/19/2020		
	2,666(3)(12)	7,334	$ 16.50	9/28/2020		
	4,583(7)(8)	15,417	$ 26.84	4/15/2021		
Paulo Diniz	—(2)(13)	250,000	$ 26.84	4/15/2021		
					40,000(9)(13)	461,600
Mario Portela	239,406(1)(2)(14)	—	$ 9.32	1/7/2020		
	4,000(3)(12)	11,000	$ 16.50	9/28/2020		
	6,645(7)(8)	22,355	$ 26.84	4/15/2021		
					20,000(8)(9)	230,800
Tamara Tompkins	100,000(1)(2)(15)	—	$ 0.28	5/8/2017		
	10,000(1)(2)(16)	—	$ 4.31	9/14/2019		
	30,000(1)(3)(17)	—	$ 9.32	1/7/2020		
	5,333(3)(12)	14,667	$ 16.50	9/28/2020		
	7,791(7)(8)	26,209	$ 26.84	4/15/2021		
					10,000(8)(9)	115,400
James Richardson	—(2)(18)	225,000	$ 26.84	4/15/2021		
Peter Boynton	157,000(1)(2)(19)	—	$ 9.32	1/7/2020		
	4,000(3)(12)	11,000	$ 16.50	9/28/2020		
	5,156(7)(8)	17,344	$ 26.84	4/15/2021		

* Calculated by multiplying the closing price of our common stock on NASDAQ on December 31, 2011, $11.54, by the number of units that had not vested as of December 31, 2011.

(1) Options granted under the 2005 Stock Option/Stock Issuance Plan to our named executive officers are immediately exercisable, regardless of vesting schedule.

(2) Options vest as to 20% of the original number of shares on the first anniversary of the vesting commencement date, which is a date fixed by the Board or Leadership Development and Compensation Committee when granting equity awards, and as to an additional $1/60^{th}$ of the original number of shares each month thereafter until the fifth anniversary of the vesting commencement date, subject to continued service through each vesting date.

(3) Options vest at a rate of $1/60^{th}$ of the original number of shares monthly from the vesting commencement date until the fifth anniversary of the vesting commencement date, subject to continued service through each vesting date.

(4) The vesting commencement date of this grant was October 23, 2006. Of this grant, in 2011, Mr. Melo or trusts controlled by him transferred vested options to purchase 75,000 shares to trusts affiliated with

Mr. Melo (resulting in options to purchase 18,539 shares being held by the Melo Family 2010 Distribution Trust, 9,936 shares being held by each of three descendants trusts for children of Mr. Melo, and 26,653 shares being held by the Melo Renewal Trust u/a/d April 4, 2011). In addition, in 2011, Mr. Melo transferred vested options to purchase 60,000 shares to the John and Mary Melo Foundation.

(5) The vesting commencement date of this grant was June 3, 2008.
(6) The vesting commencement date of this grant is April 20, 2010.
(7) Options vest at a rate of 1/48th of the original number of shares monthly from the vesting commencement date until the fourth anniversary of the vesting commencement date, subject to continued service through each vesting date.
(8) The vesting commencement date of this grant was January 1, 2011.
(9) Restricted stock units vest at a rate of 1/3rd of the original number of units annually from the vesting commencement date until the third anniversary of the vesting commencement date, subject to continued service through each vesting date.
(10) The vesting commencement date of this grant was January 28, 2008.
11) The vesting commencement date of this grant was March 10, 2010.
(12) The vesting commencement date of this grant was August 1, 2010.
(13) The vesting commencement date of this grant was March 1, 2011.
(14) The vesting commencement date of this grant was December 1, 2009.
(15) The vesting commencement date of this grant was November 6, 2006.
(16) The vesting commencement date of this grant was October 1, 2008.
(17) The vesting commencement date of this grant was October 27, 2009.
(18) The vesting commencement date of this grant was January 31, 2011.
(19) The vesting commencement date of this grant was December 14, 2009.

Option Exercises and Stock Vested During Fiscal 2011

The following table shows information regarding exercise of options and vesting of restricted stock and restricted stock units held by our named executive officers during fiscal 2011:

	Option Awards		Stock Awards		
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Vesting Date	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[2]
John Melo	256,270	6,318,144		—	—
Jeryl Hilleman	32,461	759,072	January 28, 2011	425	13,230
			February 28, 2011	424	13,776
			March 28, 2011	424	11,554
			April 28, 2011	424	11,236
			May 28, 2011	424	12,419
			June 28, 2011	424	12,394
			July 28, 2011	424	9,786
			August 28, 2011	424	7,942
			September 28, 2011	424	8,374
			October 28, 2011	424	8,828
			November 28, 2011	424	4,405
			December 28, 2011	424	4,935
Paulo Diniz	—	—		—	—
Mario Portela	20,594	419,432	April 15, 2011	3,301	88,599
Tamara Tompkins	—	—		—	—
James Richardson	—	—		—	—
Peter Boynton	43,000	795,907		—	—

(1) Values realized on exercise are calculated based on the closing price as reported on NASDAQ for our common stock on the date of exercise.

(2) All of the shares attributed to Ms. Hilleman in this column were issued prior to fiscal 2011 upon early exercise (prior to vesting) of options issued to Ms. Hilleman under our 2005 Stock Option/Stock Issuance Plan and are beneficially owned by the Hilleman/Albright Family Trust dated July 24, 1990, of which Ms. Hilleman is a trustee. We retain a lapsing right of repurchase with respect to unvested shares resulting from the exercise of such option, and the vesting shown in the table above reflects the lapse of the repurchase right with respect to the shares vesting on such date. Values realized on vesting for Ms. Hilleman's shares are calculated based on the closing price as reported on NASDAQ for our common stock on the date the stock vested (or, in cases where stock vested on a non-trading day, the trading day before such vesting date), as follows:

Trading Day	Vesting Date	Closing Price
January 28, 2011	Same	$ 31.13
February 28, 2011	Same	$ 32.49
March 28, 2011	Same	$ 27.25
April 28, 2011	Same	$ 26.50
May 28, 2011	May 27, 2011	$ 29.29
June 28, 2011	Same	$ 29.23
July 28, 2011	Same	$ 23.08
August 28, 2011	August 26, 2011	$ 18.73
September 28, 2011	Same	$ 19.75
October 28, 2011	Same	$ 20.82
November 28, 2011	Same	$ 10.39
December 28, 2011	Same	$ 11.64

The shares attributed to Mr. Portela represent restricted stock units that were fully vested on the date of grant, and the value realized upon such vesting was calculated based on the closing price as reported on NASDAQ for our common stock on the date the units vested, or $26.84. These amounts are presented solely for purposes of this table, and do not correspond to the actual value that may be recognized by Ms. Hilleman or Mr. Portela.

Pension Benefits

None of our named executive officers participates in, or has an account balance in, a qualified or non-qualified defined benefit plan sponsored by us.

Non-Qualified Deferred Compensation

None of our named executive officers participates in, or has account balances in, a traditional non-qualified deferred compensation plan or other deferred compensation plans maintained by us.

Potential Severance Payments upon Termination and upon Termination Following a Change in Control

Hilleman Separation Agreement

In August 2011, we entered into a separation agreement with Ms. Hilleman. Under the agreement, Ms. Hilleman's last active day of employment was scheduled to be June 1, 2012 (the "Scheduled Separation Date"), and she would continue to serve as CFO until the earlier of that date or the date that her successor was appointed. If her successor was appointed prior to the Scheduled Separation Date, the agreement contemplated that Ms. Hilleman would continue to perform services to us to facilitate the transition, but would no longer serve as an officer of Amyris. If a successor was not appointed, Ms. Hilleman further agreed to continue serving as CFO up to December 31, 2012 if we so requested. In March 2012, the Board appointed Steven R. Mills as our new CFO, effective May 2, 2012, subject to Mr. Mills commencing his employment with us by that date.

During the transition period, Ms. Hilleman continues to receive her current compensation and vest in her outstanding employee equity awards. We also agreed to pay Ms. Hilleman her full 2011 cash bonus of

$100,000 by no later than March 15, 2012. If Ms. Hilleman's employment is terminated by us without cause prior to the Scheduled Separation Date, subject to her delivery to us of a release of claims, and such release becoming effective, she will also receive a lump sum payment of any unpaid salary that would have been paid to her through the Scheduled Separation Date. We have also agreed to make salary continuation payments in installments over twelve months in the aggregate amount of $360,000 following her actual separation date and her execution of a release.

The agreement with Ms. Hilleman further provides that in addition to the payments described above, if Ms. Hilleman remained employed after December 31, 2011, we would pay Ms. Hilleman a bonus of up to $50,000, adjusted pro rata for her actual period of service through the Scheduled Separation Date. If Ms. Hilleman is terminated without cause before the Scheduled Separation Date, she is entitled to receive the entire $50,000. Furthermore, if Ms. Hilleman is asked to provide services beyond the Scheduled Separation Date and through December 31, 2012, she will be entitled to receive an additional bonus of up to $50,000, adjusted pro rata for her actual period of service. If Ms. Hilleman performs such additional services and is terminated without cause before December 31, 2012, she is entitled to receive the entire additional $50,000. Each of the foregoing bonus payments is subject to Ms. Hilleman delivering the release and allowing it to become effective.

If Ms. Hilleman remains employed through the Scheduled Separation Date (or is terminated without cause before the Scheduled Separation Date) and delivers the release, we will also fully accelerate the vesting and exercisability of Ms. Hilleman's unvested options outstanding as of her actual separation date under our 2005 Stock Option/Stock Issuance Plan. In addition, if Ms. Hilleman is asked to provide services for any period beyond the Scheduled Separation Date and through December 31, 2012, or is terminated without cause prior to such date, subject to delivery of the release, she will be entitled to acceleration with respect to a portion of her other options.

The following table summarizes the potential payments and benefits payable to Ms. Hilleman upon termination of her employment other than for cause, assuming such termination occurred on December 31, 2011.

Name	Base Salary($)(1)	Bonus Payments($)(2)	COBRA Benefits($)(3)	Value of Accelerated Options or Shares($)(4)
Jeryl Hilleman	510,000	50,000	23,916	346,263

(1) Includes $360,000 in base salary as severance and pro rata base salary from January 1, 2012 through the Scheduled Separation Date of June 1, 2012 based on termination other than for cause prior to the Scheduled Separation Date.

(2) Includes $50,000 bonus for termination other than for cause prior to the Scheduled Separation Date.

(3) The amounts in this column assume that the respective named executive officer has not started employment with another company before the expiration of 12 months from termination of his or her employment with us.

(4) With respect to outstanding options as of December 31, 2011, this amount is equal to (a) the number of shares underlying unexercised options that would vest as a direct result of employment termination without cause multiplied by (b) the excess of $11.54, which represents our the closing market price of our common stock on NASDAQ as of December 31, 2011, over the exercise prices of the options. Options with exercise prices higher than $11.54 are excluded from the calculation.

Change in Control Arrangements in Named Executive Officer Terms of Employment

The initial offer letters of Messrs. Melo, Boynton, Diniz, Portela and Richardson and Ms. Tompkins, as amended for Messrs. Melo and Portela and Ms. Tompkins, provide terms of employment that include severance terms. Ms. Hilleman's offer letter, as amended, also contained severance terms, which were superseded by her separation agreement described above. These terms provide that, if we terminate the employment of the respective named executive officer for any reason other than for cause, he or she will receive severance equal to 12 months of base salary, payable in accordance with our regular payroll practices. These payments will be terminated as of the date of commencement of employment with another employer.

In addition, in the event of such termination, the respective named executive officer will receive COBRA benefits until the earlier of (i) 12 months from termination and (ii) commencement of employment with another employer.

We have also agreed that in the event we terminate any of our named executive officers without cause or constructively terminate the employment of any of our named executive officers, in either case within six months of a change of control of Amyris, the terminated individual will receive the benefits described in the preceding paragraph and accelerated vesting of 50% of any unvested shares subject to his or her outstanding options as of the date of termination. For Mr. Melo, we also agreed that, in any event, he would become vested in at least 75% of the shares subject to his options. For illustration, if, after applying the 50% acceleration of unvested shares described above, the total vested shares subject to Mr. Melo's options were less than 75% of the total overall shares subject such options, then 75% of the shares subject to his outstanding options would become vested. However, if, after applying the 50% acceleration of unvested shares described above, the total vested shares subject to his options were more than 75% of the total overall shares subject to such options, then that greater number would apply.

As a condition to receipt of any of the benefits set forth in the preceding two paragraphs, the respective named executive officer must execute a release of claims in our favor and return to us any of our property and confidential information in his or her possession. In addition, to receive his severance and change of control benefits, Mr. Melo must resign from our Board of Directors.

For purposes of the above benefits, a change of control includes (i) any transaction after which our then current stockholders own less than 50% of the voting power of the surviving entity or its parent; (ii) a merger, reorganization or consolidation or other acquisition of Amyris after which our then-current stockholders transfer more than a majority of the voting power of the company; and (iii) a sale of all or substantially all of our assets. Constructive termination means resignation of employment within 120 days after any of the following events, each of which must occur within five months of our change of control, with respect to Mr. Melo, and within six months of our change of control with respect to Messrs. Boynton, Diniz, Richardson and Portela and Ms. Tompkins: a material reduction in responsibilities or base salary (unless the reduction is comparable to and part of a reduction of all executive officers) or a relocation of principal office more than 50 miles from the location of the named executive officer's office immediately before a change of control. If an event constituting grounds for constructive termination occurs, the respective named executive officer must give us notice of it within 90 days and we have 30 days to remedy the condition caused by that event. Cause is determined by the Board and includes any of the following: (i) failure or refusal to comply in any material respect with any of our policies; (ii) a violation of law or regulation applicable to our business; (iii) conviction or plea of no contest to a felony and in addition, in some instances a misdemeanor involving moral turpitude under the laws of the United States or any state; (iv) fraud or misappropriation of our property; (v) non-performance, non-compliance or interference with the other party's performance under the terms of any confidentiality, invention assignment or proprietary information agreement with us or with a former employer, (vi) failure to satisfactorily perform duties after having received written notice of such failure and at least 30 days to cure such failure, or (vii) misconduct or gross negligence in connection with the performance of employment duties to us.

To the extent any severance benefits to a named executive officer constitute deferred compensation subject to Section 409A of the Code and that officer is deemed a "specified employee" under Section 409A, then we will defer payment of these benefits to the extent necessary to avoid adverse tax treatment.

The following table summarizes the potential payments and benefits payable to each of our named executive officers upon (i) termination of employment other than for cause and (ii) termination without cause or constructive termination following a change in our control, modeling, in each situation, that termination and change of control, where applicable, occurred on December 31, 2011.

Name	Qualifying Change of Control and Termination Cause not in Connection with a Change of Control			Qualifying Termination Other Than for Without Cause or Constructive Termination Within 6 Months Following a Change of Control		
	Base Salary($)(1)	COBRA Benefits($)(1)	Value of Accelerated Options or Shares($)	Base Salary($)(1)	COBRA Benefits($)(1)	Value of Accelerated Options or Shares($)(2)
John Melo	500,000	23,916	—	500,000	23,916	305,599
Paulo Diniz	400,000	27,816	—	400,000	27,816	230,800
Mario Portela	400,000	23,916	—	400,000	23,916	288,560
Tamara Tompkins	300,000	23,916	—	300,000	23,916	89,826
James Richardson	325,000	16,165	—	325,000	16,165	—
Peter Boynton	360,000	16,741	—	360,000	16,741	133,200

(1) The amounts in this column assume that the respective named executive officer has not started employment with another company before the expiration of 12 months from termination of his or her employment with us.

(2) With respect to outstanding options as of December 31, 2011, this amount is equal to (a) the number of shares underlying unexercised options that would vest as a direct result of employment termination without cause or constructive termination following a change of control, assuming a December 31, 2011, change of control and employment termination, multiplied by (b) the excess of $11.54, which represents our the closing market price of our common stock on NASDAQ as of December 31, 2011, over the exercise price of the options. With respect to unvested shares held by the named executive officer, this amount is equal to (a) the number of unvested shares that would vest as a direct result of employment termination without cause or constructive termination following a change of control, assuming a December 31, 2011, change of control and employment termination, multiplied by (b) $11.54. Options with exercise prices higher than $11.54 are excluded from the calculation.

Agreements with Executives

Other than our separation agreement with Ms. Hilleman, we do not have formal employment agreements with any of our named executive officers. The initial compensation of each named executive officer was set forth in an offer letter that we executed with him or her at the time his or her employment with us commenced and that, for Mr. Melo and Mmes. Hilleman and Tompkins, was later amended. Each offer letter provides that the named executive officer's employment is at will.

As a condition to their employment, our named executive officers entered into non-competition, non-solicitation and proprietary information and inventions assignment agreements. Under these agreements, each named executive officer has agreed (i) not to solicit our employees during his or her employment and for a period of 12 months after the termination of his or her employment, (ii) not to compete with us or assist any other person to compete with us during the officer's employment with us and (iii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his or her employment.

See above "Executive Compensation—Potential Severance Payments upon Termination and upon Termination Following a Change in Control" for a description of potential payments to our named executive officers on a change of control.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors for:

- any breach of the director's duty of loyalty to us or our stockholders;

- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or
- any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our currently-effective bylaws provide that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain an insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of the Board.

We have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Rule 10b5-1 Sales Plans

Certain of our directors and executive officers adopted written plans, known as Rule 10b5-1 plans, in 2011 under which they contracted with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or executive officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

DIRECTOR COMPENSATION

Our employee directors, Mr. Melo and Dr. Renninger, have not received any compensation in connection with their service as directors. The compensation that we pay to Mr. Melo is discussed in the "Executive Compensation" section of this prospectus. Dr. Renninger is employed in the capacity of Chief Technical Officer and receives cash compensation and equity awards in such capacity, as determined by our Leadership Development and Compensation Committee. Keith Kinkead Reiling, our former Senior Vice President of Corporate Development, also served as a director during 2011, but did not receive any compensation in connection with his service as a director.

Director Compensation for Fiscal Year 2011

During the fiscal year ended December 31, 2011, our non-employee directors who served during 2011 received the following compensation for their service on the Board:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)(4)	Option Awards ($)(2)(3)(4)	Total ($)
Ralph Alexander	57,500	73,500	502,125	633,125
Philippe Boisseau	40,000	—	—	40,000
John Doerr	44,500	73,500	502,125	620,125
Geoffrey Duyk(5)	22,521	—	442,228	464,749
Samir Kaul	49,979	73,500	502,125	625,604
Arthur Levinson	40,000	73,500	59,897	173,397
Patrick Pichette	60,000	73,500	59,897	193,397
Carole Piwnica	49,000	73,500	502,125	624,625
Fernando de Castro Reinach	40,000	73,500	502,125	615,625

(1) Reflects board, committee chair and committee retainer fees earned during fiscal 2011, as well as reimbursement of expenses.

(2) The amounts in the "Stock Awards" and "Option Awards" column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the awards are discussed in Note 12, "Stock Based Compensation Plans" of "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. These amounts do not correspond to the actual value that may be recognized by the directors.

(3) At December 31, 2011, the following non-employee directors each held stock awards and stock options covering the following aggregate numbers of shares and units:

Name	Outstanding Options (Shares) (#)	Outstanding Stock Awards (Units) (#)
Ralph Alexander	71,000	3,000
Philippe Boisseau	—	—
John Doerr	26,000	3,000
Geoffrey Duyk	—	—
Samir Kaul	26,000	3,000
Arthur Levinson	146,000	3,000
Patrick Pichette	106,000	3,000
Carole Piwnica	26,000	3,000
Fernando de Castro Reinach	26,000	3,000

(4) In March 2011, each of our non-employee directors other than Messrs. Boisseau and Pichette and Dr. Levinson received an initial stock option award under our 2010 Equity Incentive Plan because they had not previously received any equity grants from us. (Dr. Levinson and Mr. Pichette have previously received equity awards and Mr. Boisseau waived his initial option grant following approval by the Board and before grant.) In July 2011, each of our non-employee directors other than Mr. Boisseau (and excluding Dr. Duyk, who resigned in May 2011) received an annual stock option award and restricted

stock unit award under our 2010 Equity Incentive Plan. Mr. Boisseau declined the annual award prior to approval by the Board. These awards were contemplated by our director compensation program (described in "Narrative to Director Compensation Tables" below). The grant date fair value for these awards, as calculated under FASB ASC Topic 718 for financial statement reporting purposes was:

Name	Date of Grant	Number of Shares of Stock or Units (#)	Number of Securities Underlying Options (#)	Exercise Price Per Share($) ($)	Grant Date Fair Value of Stock and Option Awards ($)
Ralph Alexander	3/15/2011		20,000	30.17	442,228
	7/19/2011		6,000	24.50	59,897
	7/19/2011	3,000		—	73,500
John Doerr	3/15/2011		20,000	30.17	442,228
	7/19/2011		6,000	24.50	59,897
	7/19/2011	3,000		—	73,500
Geoffrey Duyk	3/15/2011		20,000	30.17	442,228
Samir Kaul	3/15/2011		20,000	30.17	442,228
	7/19/2011		6,000	24.50	59,897
	7/19/2011	3,000		—	73,500
Arthur Levinson	7/19/2011		6,000	24.50	59,897
	7/19/2011	3,000		—	73,500
Patrick Pichette	7/19/2011		6,000	24.50	59,897
	7/19/2011	3,000		—	73,500
Carole Piwnica	3/15/2011		20,000	30.17	442,228
	7/19/2011		6,000	24.50	59,897
	7/19/2011	3,000		—	73,500
Fernando de Castro Reinach	3/15/2011		20,000	30.17	442,228
	7/19/2011		6,000	24.50	59,897
	7/19/2011	3,000		—	73,500

(5) Dr. Duyk resigned from the Board in May 2011 and did not receive the annual equity award grant to outside directors. The fees paid to Dr. Duyk in 2011 represent retainer fees paid to him through his resignation date.

Narrative to Director Compensation Tables

In December 2010, the Board adopted a director compensation program that took effect on January 1, 2011. In February 2012, the Leadership Development and Compensation Committee determined that it would not recommend to the Board any changes to such program for 2012. Under this program, in each case subject to final approval by the Board with respect to equity awards:

- Each non-employee director receives an annual cash retainer of $40,000, an initial award of an option to purchase 20,000 shares of our common stock upon joining the Board, and an annual award of an option to purchase 6,000 shares and of 3,000 restricted stock units. The initial option award vests in equal quarterly installments over three years, and the annual option and restricted stock unit awards become fully vested after one year.
- The chair of the Audit Committee receives an additional annual cash retainer of $15,000.
- The chair of the Leadership Development and Compensation Committee receives an additional annual cash retainer of $10,000.
- The chair of the Nominating and Governance Committee receives an additional annual cash retainer of $9,000.

- Audit Committee, Leadership Development and Compensation Committee and Nominating and Governance Committee members other than the chair receive an annual retainer of $7,500, $5,000 and $4,500, respectively.

In general, we pay all the retainers described above quarterly in arrears. In cases where a non-employee director serves for part of the year in a capacity entitling him or her to a retainer payment, the retainer is prorated to reflect his or her period of service in that capacity. Non-employee directors are also eligible for reimbursement of their expenses incurred in attending Board meetings.

In March 2012, the Board approved a standard initial award of an option to purchase 20,000 shares of our common stock upon joining the Board to HH Sheikh Abdullah bin Khalifa Al Thani, who joined the Board effective March 15, 2012. This award will vest in annual installments over three years commencing from the date of commencement of His Highness's service as a director.

Compensation Committee Interlocks and Insider Participation

The members of the Leadership Development and Compensation Committee for fiscal 2011 were Ralph Alexander, Samir Kaul and Patrick Pichette. None of these directors was an officer or employee of Amyris or any of our subsidiaries in fiscal 2011, nor are any of these directors former officers of Amyris or any of our subsidiaries. Except as set forth under "Transactions with Related Persons" below, none of these directors has any relationships with us of the type that are required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the board of directors or as a member of the compensation or similar committee of any entity that has one or more executive officers who have served on our Board or Leadership Development and Compensation Committee during fiscal 2011. Mr. Kaul has a pecuniary interest in his affiliated venture funds and may be deemed to have an interest in certain transactions with us, as more fully described in "Transactions with Related Persons" below.

TRANSACTIONS WITH RELATED PERSONS

In addition to the compensation arrangements, including employment, termination of employment and change-in-control and indemnification arrangements, discussed, when required, above under "Executive Compensation—Limitation of Liability and Indemnification," the following is a description of each transaction since the beginning of 2011, and each currently proposed transaction in which:

- we have been or are to be a participant;
- the amount involved exceeds $120,000; and
- any of our directors, executive officers or holders of more than 5% of any class of our capital stock at the time of the transactions in issue, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Acquisition of Draths Corporation Assets

In October 2011, we entered into an asset purchase agreement with Draths Corporation ("Draths"). The consideration we paid to Draths for the assets was 362,319 shares of Company common stock (including 41,408 shares withheld in escrow for up to 18 months to cover certain Draths indemnification obligations) issued in a private placement to Draths, and $2.9 million in cash. Under the asset purchase agreement, we acquired specified assets and assumed specified liabilities. Our director, Mr. Kaul was, at the time of the transaction with Draths, a director of Draths. In addition, affiliates of Khosla Ventures and Mr. Kaul, who beneficially owned more than 5% of the Company's outstanding common stock at the time of the transaction, owned Preferred Stock of Draths representing approximately 62% of the outstanding preferred stock of Draths and approximately 37% of the fully-diluted capitalization of Draths. Mr. Kaul's compensation arrangements with Khosla Ventures include a carried interest (a share of any profit realized by Khosla Ventures on its investments when that profit is realized). No such profit was realized with respect to Draths in 2011.

Total Agreements

In November 2011, we entered into an amendment (the "Amendment") of a Technology License, Development, Research and Collaboration Agreement (the "Collaboration Agreement") with Total G&P. As of March 15, 2012, Total G&P beneficially owned 11,939,360 shares of the company's common stock, representing approximately 21.2% of the company's outstanding common stock (see "Security Ownership of Certain Beneficial Owners and Management" above). In addition, our director, Mr. Boisseau, is President, Supply-Marketing and a member of the Executive Committee of Total S.A., which is an affiliate of Total G&P. In 2011, Mr. Boisseau received employee compensation from Total S.A. and standard cash director compensation from Amyris, but does not otherwise have any pecuniary interest, direct or indirect, in any payments or other amounts paid or received under the Amendment.

The Collaboration Agreement, which we entered into in June 2010, provides that we and Total G&P will identify and develop certain potential products based on our synthetic biology platform and that rights to such products will be licensed, for commercial development, to joint ventures owned by the parties. The Collaboration Agreement provides for Total G&P to pay up to the first $50.0 million in research costs for selected research and development projects once we agree with Total G&P on the product development projects we wish to pursue. The Amendment provides for an exclusive strategic collaboration for the development of renewable diesel products and contemplates that the parties will establish a joint venture (the "JV") for the production and commercialization of such renewable diesel products on an exclusive, worldwide basis. It also provides that commercialization and production of jet fuel, already under development pursuant to the Collaboration Agreement, would be conducted on an exclusive, worldwide basis through the same JV.

The Amendment also provides the JV with the right to produce and commercialize certain other chemical products on a non-exclusive basis. Under the Amendment, definitive agreements to form the JV must be in place by March 31, 2012 or the renewable diesel program, including any further collaboration payments by Total G&P related to the renewable diesel program, will terminate. The continuation of the renewable diesel program and the formation of the JV are also subject to certain mutual intellectual property due diligence conditions. Under the Amendment, each party retains certain rights to independently produce and sell renewable diesel under specified circumstances subject to paying royalties to the other party.

Total G&P has an option, upon completion of the renewable diesel program, to notify us that it does not wish to pursue production or commercialization of renewable diesel under the Amendment. If Total G&P exercises this right, all of Total G&P's intellectual property rights that were developed during the renewable diesel program would terminate and would be assigned to us, and we would be obligated pay Total G&P specified royalties based on our net income. Such royalty payments would also include a share of net proceeds received by us from any sale of our renewable diesel business.

Pursuant to the Amendment, Total G&P has agreed to solely fund the following amounts: (i) the first $30 million in research and development costs related to the renewable diesel program which have been incurred since August 1, 2011, which amount shall be in addition to the $50 million in research and development funding contemplated by the Collaboration Agreement, and (ii) for any research and development costs incurred following the JV formation date that are not covered by the initial $30 million, an additional $10 million in 2012 and up to an additional $10 million in 2013, which amounts will be considered part of the $50 million contemplated by the Collaboration Agreement. In addition to these payments, Total G&P has further agreed to fund 50% of all remaining research and development costs for the renewable diesel program under the Amendment.

Private Placement Financings

In February 2012, we sold an aggregate of 10,160,325 shares of our common stock to various investors for an aggregate purchase price of approximately $58.7 million. Although none of our executive officers or directors purchased such common stock directly, entities affiliated with certain directors did participate. Biolding, an affiliate of our director, HH Sheikh Abdullah bin Khalifa Al Thani, purchased shares in the offering. Furthermore, pursuant to a letter agreement with Biolding, HH Sheikh Abdullah bin Khalifa Al Thani was appointed to the Board in March 2012. In addition, Total G&P and Maxwell, each a beneficial owner of more than 5% of our outstanding common stock at the time of the transaction and, in the case of Total G&P, an affiliate of our existing director, Mr. Boisseau, purchased shares of our common stock in the offering. Finally, entities affiliated with our existing directors, Mr. Doerr and Dr. Reinach, and an entity that designated our existing director, Ms. Piwnica, to serve on our Board, purchased shares of our common stock in the offering. The terms of these purchases were the same as those made to the other investors in the offering. The following table shows the common stock purchased or deemed to be purchased by our executive officers, directors and holders of more than 5% of our outstanding common stock at the time of the transaction:

Name	Shares of Common Stock (#)	Aggregate Purchase Price($)
Biolding Investment SA[1]	2,595,155	14,999,995.90
Foris Ventures, LLC[2]	865,051	4,999,994.78
Naxyris SA[3]	1,730,103	9,999,995.34
Maxwell (Mauritius) Pte Ltd	2,595,155	14,999,995.90
Saulk Capital Ltd[4]	86,505	499,998.90
Total Gas & Power USA, SAS[5]	2,288,356	13,226,697.68

(1) HH Sheikh Abdullah bin Khalifa Al Thani indirectly owns Biolding. His Highness was designated to serve on our Board under an agreement with Biolding as described above under "Proposal 1 – Election of Directors — Arrangements Concerning Selection of Directors" and is deemed to beneficially own the shares acquired by such entity.

(2) Mr. Doerr indirectly owns Foris Ventures, LLC and is deemed to beneficially own the shares acquired by such entity.

(3) Ms. Piwnica was designated to serve on our Board under an agreement with Naxyris SA, an investment vehicle owned by Naxos Capital Partners SCA Sicar, as described above under "Proposal 1 – Election of Directors — Arrangements Concerning Selection of Directors."

(4) Dr. Reinach is the sole director of Saulk Capital Ltd. Dr. Reinach was designated to serve on our Board under an agreement with Saulk Capital Ltd as described above under "Proposal 1 – Election of Directors — Arrangements Concerning Selection of Directors" and is deemed to beneficially own the shares acquired by such entity.

(5) Philippe Boisseau, one of our directors, is President, Supply-Marketing and a member of the Executive Committee of Total S.A., the ultimate parent company of Total G&P, and is deemed to beneficially own the shares owned by Total G&P.

In connection with the above transaction, we entered into an agreement with all of the above investors other than Total Gas & Power USA, SAS that included a commitment on the part of Biolding to purchase additional shares of our common stock for an additional $15 million upon satisfaction by us of criteria associated with the commissioning of our Paraíso Bioenergia SA production plant in Brazil by March 2013. Additionally, the agreement granted (i) to each of Biolding, Naxyris SA and Maxwell the right to designate a director to serve on the Board and (ii) to each of Biolding, Naxyris SA, Maxwell and Sualk Capital Ltd. certain rights to invest in existing and future joint ventures established by us and a right of first investment in certain future transactions involving the sale of the our securities or other capital raising efforts by us.

In connection with the Private Placement, we also entered into Amendment No. 1 to Amended and Restated Investors' Rights Agreement ("Rights Agreement Amendment" and the underlying agreement, as amended, the "Rights Agreement"). Under the Rights Agreement, certain holders of our outstanding securities can request the filing of a registration statement under the Securities Act, covering the shares of common stock held by (or issued upon conversion of other Amyris securities held by) the requesting holders. Further, under the Rights Agreement, if we register securities for public sale, our stockholders with registration rights under the Rights Agreement have the right to include their shares of common stock in the registration statement. Additionally, holders of our outstanding securities with registration rights under the Rights Agreement can request that we register all or a portion of their common stock on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $2,000,000. The Rights Agreement Amendment extended such rights under the Rights Agreement to the purchasers above who were not already party to the Rights Agreement and extended the term of the Rights Agreement to February 23, 2017.

In addition, in February 2012, we completed the closing of a sale of senior unsecured convertible promissory notes (the "Note Offering") for net proceeds of $25 million pursuant to a securities purchase agreement with certain investment funds affiliated with Fidelity Investments Institutional Services Company, Inc. ("Fidelity"). At the time of the transaction, entities affiliated with Fidelity, including certain entities participating in the Note Offering, collectively beneficially owned more than 5% of our outstanding common stock. The Note Offering consisted of the sale of 3% senior unsecured convertible promissory notes with a March 1, 2017 maturity date and a conversion price equal to $7.0682 per share of common stock, which represents an 18% premium over the consolidated closing bid price of our common stock on NASDAQ on February 24, 2012, the day we entered into the securities purchase agreement. As of the closing of the Note Offering, the notes were convertible into an aggregate of up to 3,536,968 shares of our common stock. The conversion price of the notes is subject to adjustment for proportional adjustments to outstanding common stock and under anti-dilution provisions in case of certain dividends and distributions. The note purchasers have a right to require repayment of 101% of the principal amount of the notes in the event of a change of control of Amyris and the notes provide for payment of unpaid interest on conversion following such a change of control if the note holders do not require such repayment. The securities purchase agreement and notes include covenants regarding payment of interest, maintenance of our listing status, limitations on debt, maintenance of corporate existence, and filing of SEC reports. The notes include standard events of default resulting in acceleration of indebtedness, including failure to pay, bankruptcy and insolvency, cross-defaults, and breaches of the covenants in the securities purchase agreement and notes, with default interest rates and associated cure periods applicable to the covenant regarding SEC reporting.

In connection with the Note Offering, we entered into a registration rights agreement with the note purchasers. Under this agreement, we were obligated to file a registration statement on Form S-3 with the SEC registering the resale of all of the shares of our common stock issuable upon conversion of the Notes within 20 days following the closing of the Note Offering. This registration statement on Form S-3 was filed on March 9, 2012, within the 20 day requirement. In addition, we are obligated to have the registration statement declared effective by the SEC by the date that is 90 days after the closing of the Notes Offering (or, in the event the SEC reviews and has comments on the registration statement, the 120th calendar day following the closing of the note offering). In the event the registration statement is not declared effective within the foregoing time frame, we will be required to make certain monthly payments to the note purchasers.

Indemnification Arrangements

Please see "Executive Compensation—Limitation of Liability and Indemnification" above for information on our indemnification arrangements with our directors and executive officers.

Executive Compensation and Employment Arrangements

Please see "Executive Compensation" for information on compensation arrangements with our executive officers, including option grants and agreements with executive officers.

Investors' Rights Agreement

Please see "Transactions with Related Persons—Private Placement Financings" for information on the Rights Agreement and a registration rights agreement with certain entities affiliated with our directors or with holders of 10% or more of our outstanding common stock.

Related Person Transaction Policy

Our policy adopted by the Board requires that any transaction with a related party that must be reported under applicable SEC rules, other than compensation related matters, must be reviewed and approved or ratified by our Audit Committee. Another independent body of the Board must provide such approval or ratification if the related party is, or is associated with, a member of the Audit Committee or if it is otherwise inappropriate for the Audit Committee to review the transaction. The Audit Committee has not adopted policies or procedures for review of, or standards for approval of, these transactions.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports, including Notices of Internet Availability of Proxy Materials, with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are Amyris stockholders may be "householding" our proxy materials. A single copy of the Notice or other proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or you submit contrary instructions. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice or other proxy materials, you may: (1) notify your broker; (2) direct your written request to Amyris Investor Relations at 5885 Hollis Street, Suite 100, Emeryville, California 94608 or to investor@amyris.com; or (3) contact Amyris Investor Relations at (510) 740-7481. Stockholders who currently receive multiple copies of the Notice or other proxy materials at their addresses and would like to request "householding" of their communications should contact their brokers. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice to a stockholder at a shared address to which a single copy of the documents was delivered.

Available Information

We will provide to any stockholder entitled to vote at our 2012 Annual Meeting of Stockholders, at no charge, a copy of our Annual Report on Form 10-K for fiscal 2011 filed with the SEC on February 28, 2011, including the financial statements and the financial statement schedules contained in the Form 10-K. We make our Annual Report on Form 10-K, as well as our other SEC filings, available free of charge through the investor relations section of our website located at http://investors.amyris.com/index.cfm as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website or contained on other websites is not deemed to be part of Proxy Statement. **In addition, you may request a copy of the Annual Report on Form 10-K in writing by sending an e-mail request to Amyris Investor Relations, attention Erica Mannion or Paul Cox, at investor@amyris.com, calling (510) 740-7481, or writing to Amyris Investor Relations at 5885 Hollis Street, Suite 100, Emeryville, California 94608.**

Incorporation by Reference

The SEC allows us to "incorporate by reference" certain information we file with the SEC, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this Proxy Statement. We incorporate herein the following information contained in or attached to our Annual Report on Form 10-K filed on February 28, 2012: (1) Item 7 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and (2) Item 8 entitled "Financial Statements and Supplementary Data."

Stockholder Proposals to be Presented at Next Annual Meeting

Stockholder proposals may be included in our proxy statement for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting to be held in 2013, we must receive the proposal at our principal executive offices, addressed to the Secretary, no later than December 13, 2012. In addition, a stockholder proposal that is not intended for inclusion in our proxy statement under Rule 14a-8 may be brought before the 2013 annual meeting so long as we receive information and notice of the proposal in compliance with the requirements set forth in our Bylaws, addressed to the Secretary at our principal executive offices, not later than March 10, 2013 nor earlier than February 8, 2013.

Other Matters

The Board knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS



Tamara Tompkins
EVP, General Counsel and Secretary

Emeryville, California
April 12, 2012

Appendix A

AMYRIS, INC.

2010 EQUITY INCENTIVE PLAN

1. PURPOSE. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents and Subsidiaries that exist now or in the future, by offering them an opportunity to participate in the Company's future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 27.

2. SHARES SUBJECT TO THE PLAN.

2.1 Number of Shares Available. Subject to Sections 2.6 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board, is 4,200,000 Shares plus (i) any reserved shares not issued or subject to outstanding grants under the Company's 2003 Stock Option Plan (the "***Prior Plan***") on the Effective Date (as defined below), (ii) shares that are subject to stock options granted under the Prior Plan that cease to be subject to such stock options after the Effective Date and (iii) shares issued under the Prior Plan before or after the Effective Date pursuant to the exercise of stock options that are, after the Effective Date, forfeited and (iv) shares issued under the Prior Plan that are repurchased by the Company at the original issue price.

2.2 Lapsed, Returned Awards. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR; (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price; (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued; or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 shall not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof.

2.3 Minimum Share Reserve. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Awards granted under this Plan.

2.4 Automatic Share Reserve Increase. The number of Shares available for grant and issuance under the Plan shall be increased on January 1 of each of the calendar years that commence following the Effective Date by the lesser of five (5%) percent of the number of Shares issued and outstanding on each December 31 immediately prior to the date of increase or (ii) such number of Shares determined by the Board or the Committee.

2.5 Limitations. No more than thirty (30,000,000) million Shares shall be issued pursuant to the exercise of ISOs.

2.6 Adjustment of Shares. If the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then (a) the number of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1 and 2.4 (b) the Exercise Prices of and number of Shares subject to outstanding Options and SARs, (c) the number of Shares subject to other outstanding Awards, (d) the maximum number of shares that may be issued as ISOs set forth in Section 2.5 and (e) the maximum number of Shares that may be issued to an individual or to a new Employee in any one calendar year set forth in Section 3, shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws; provided that fractions of a Share will not be issued.

3. ELIGIBILITY. ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, Directors and Non-Employee Directors of the Company or any Parent or Subsidiary of the Company; provided such Consultants, Directors and Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. No Participant will be eligible to receive more than one (1,000,000) million Shares in any calendar year under this Plan pursuant to the grant of Awards except that new Employees of the Company or a Parent or Subsidiary of the Company (including new Employees who are also officers and directors of the Company or any Parent or Subsidiary of the Company) are eligible to receive up to a maximum of two (2,000,000) million Shares in the calendar year in which they commence their employment.

4. ADMINISTRATION.

4.1 Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board shall establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:

(a) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

(b) prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

(c) select persons to receive Awards;

(d) determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

(e) determine the number of Shares or other consideration subject to Awards;

(f) determine the Fair Market Value in good faith, if necessary;

(g) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent or Subsidiary of the Company;

(h) grant waivers of Plan or Award conditions;

(i) determine the vesting, exercisability and payment of Awards;

(j) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(k) determine whether an Award has been earned;

(l) determine the terms and conditions of any, and to institute any Exchange Program;

(m) reduce or waive any criteria with respect to Performance Factors;

(n) adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships provided that such adjustments are consistent with the regulations promulgated under Section 162(m) of the Code with respect to persons whose compensation is subject to Section 162(m) of the Code; and

(o) make all other determinations necessary or advisable for the administration of this Plan.

4.2 Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and the Participant.

4.3 Section 162(m) of the Code and Section 16 of the Exchange Act. When necessary or desirable for an Award to qualify as "performance-based compensation" under Section 162(m) of the Code the Committee shall include at least two persons who are "outside directors" (as defined under Section 162(m) of the Code) and at least two (or a majority if more than two then serve on the Committee) such "outside directors" shall approve the grant of such Award and timely determine (as applicable) the Performance Period and any Performance Factors upon which vesting or settlement of any portion of such Award is to be subject. When required by Section 162(m) of the Code, prior to settlement of any such Award at least two (or a majority if more than two then serve on the Committee) such "outside directors" then serving on the Committee shall determine and certify in writing the extent to which such Performance Factors have been timely achieved and the extent to which the Shares subject to such Award have thereby been earned. Awards granted to Participants who are subject to Section 16 of the Exchange Act must be approved by two or more "non-employee directors" (as defined in the regulations promulgated under Section 16 of the Exchange Act). With respect to Participants whose compensation is subject to Section 162(m) of the Code, and provided that such adjustments are consistent with the regulations promulgated under Section 162(m) of the Code, the Committee may adjust the performance goals to account for changes in law and accounting and to make such adjustments as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships, including without limitation (i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (ii) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (iii) a change in accounting standards required by generally accepted accounting principles.

4.4 Documentation. The Award Agreement for a given Award, the Plan and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.

5. OPTIONS. The Committee may grant Options to Participants and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("***ISOs***") or Nonqualified Stock Options ("***NQSOs***"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

5.1 Option Grant. Each Option granted under this Plan will identify the Option as an ISO or an NQSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for each Option; and (y) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.

5.2 Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option.

5.3 Exercise Period. Options may be exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option; provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted; and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary of the Company ("***Ten Percent Stockholder***") will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4 Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted; provided that: (i) the Exercise Price of an ISO will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant and (ii) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11. Payment for the Shares purchased may be made in accordance with Section 11 and the Award Agreement and in accordance with any procedures established by the Company. The Exercise Price of a NQSO may not be less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

5.5 Method of Exercise. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (i) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.6 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

5.6 Termination. The exercise of an Option will be subject to the following (except as may be otherwise provided in an Award Agreement):

(a) If the Participant is Terminated for any reason except for Cause or the Participant's death or Disability, then the Participant may exercise such Participant's Options only to the extent that such Options would have been exercisable by the Participant on the Termination Date no later than three (3) months after the Termination Date (or such shorter time period or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond three (3) months after the Termination Date deemed to be the exercise of an NQSO), but in any event no later than the expiration date of the Options.

(b) If the Participant is Terminated because of the Participant's death (or the Participant dies within three (3) months after a Termination other than for Cause or because of the Participant's Disability), then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the Termination Date and must be exercised by the Participant's legal representative, or authorized assignee, no later than twelve (12) months after the Termination Date (or such shorter time period not less than six (6) months or longer time period not exceeding five (5) years as may be determined by the Committee, but in any event no later than the expiration date of the Options.

(c) If the Participant is Terminated because of the Participant's Disability, then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the Termination Date and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than twelve (12) months after the Termination Date (with any exercise beyond (a) three (3) months after the Termination Date when the Termination is for a Disability that is not a "permanent and total disability" as defined in Section 22(e)(3) of the Code, or (b) twelve (12) months after the Termination Date when the Termination is for a Disability that is a "permanent and total disability" as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NQSO), but in any event no later than the expiration date of the Options.

(d) If the Participant is terminated for Cause, then Participant's Options shall expire on such Participant's Termination Date, or at such later time and on such conditions as are determined by the Committee, but in any no event later than the expiration date of the Options.

5.7 Limitations on Exercise. The Committee may specify a minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.8 Limitations on ISOs. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NQSOs. For purposes of this Section 5.8, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.9 Modification, Extension or Renewal. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants; provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.

6. RESTRICTED STOCK AWARDS.

6.1 Awards of Restricted Stock. A Restricted Stock Award is an offer by the Company to sell to a Participant Shares that are subject to restrictions ("***Restricted Stock***"). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

6.2 Restricted Stock Purchase Agreement. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer of such Restricted Stock Award will terminate, unless the Committee determines otherwise.

6.3 Purchase Price. The Purchase Price for a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement and in accordance with any procedures established by the Company.

6.4 Terms of Restricted Stock Awards. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified number of years of service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant's Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

6.5 Termination of Participant. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

7. STOCK BONUS AWARDS.

7.1 Awards of Stock Bonuses. A Stock Bonus Award is an award to an eligible person of Shares for services to be rendered or for past services already rendered to the Company or any Parent or Subsidiary. All Stock Bonus Awards shall be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

7.2 Terms of Stock Bonus Awards. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified number of years of service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant's Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

7.3 Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.

7.4 Termination of Participation. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

8. STOCK APPRECIATION RIGHTS.

8.1 Awards of SARs. A Stock Appreciation Right ("***SAR***") is an award to a Participant that may be settled in cash, or Shares (which may consist of Restricted Stock), having a value equal to (a) the difference between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs shall be made pursuant to an Award Agreement.

8.2 Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR; (b) the Exercise Price and the time or times during which the SAR may be settled; (c) the consideration to be distributed on settlement of the SAR; and (d) the effect of the Participant's Termination on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted, and may not be less than Fair Market Value. A SAR may be awarded upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance Factors, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for each SAR; and (y) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

8.3 Exercise Period and Expiration Date. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement shall set forth the expiration date; provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

8.4 Form of Settlement. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (i) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price; times (ii) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest or dividend equivalent, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code.

8.5 Termination of Participation. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

9. RESTRICTED STOCK UNITS.

9.1 Awards of Restricted Stock Units. A Restricted Stock Unit ("***RSU***") is an award to a Participant covering a number of Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock). All RSUs shall be made pursuant to an Award Agreement.

9.2 Terms of RSUs. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU; (b) the time or times during which the RSU may be settled; and (c) the consideration to be distributed on settlement, and the effect of the Participant's Termination on each RSU. An RSU may be awarded upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant's Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for the RSU; (y) select from among the Performance Factors to be used to measure the performance, if any; and (z) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.

9.3 Form and Timing of Settlement. Payment of earned RSUs shall be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code.

9.4 Termination of Participant. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

10. PERFORMANCE AWARDS.

10.1 Performance Awards. A Performance Award is an award to a Participant of a cash bonus or a Performance Share bonus. Grants of Performance Awards shall be made pursuant to an Award Agreement.

10.2 Terms of Performance Awards. The Committee will determine, and each Award Agreement shall set forth, the terms of each award of Performance Award including, without limitation: (a) the amount of any cash bonus; (b) the number of Shares deemed subject to Performance Share bonus; (c) the Performance Factors and Performance Period that shall determine the time and extent to which each Performance shall be settled; (d) the consideration to be distributed on settlement, and the effect of the Participant's Termination on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (x) determine the nature, length and starting date of any Performance Period and; (y) select from among the Performance Factors to be used. Prior to settlement, the Committee shall determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.

10.3 Value, Earning and Timing of Performance Shares. Any Performance Share bonus will have an initial value equal to the Fair Market Value of a Share on the date of grant. After the applicable Performance Period has ended, the holder of Performance Share bonus will be entitled to receive a payout of the number of Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Factors or other vesting provisions have been achieved. The Committee, in its sole discretion, may pay earned Performance Share bonus in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Shares at the close of the applicable (Performance Period) or in a combination thereof. Performance Share bonuses may also be settled in Restricted Stock.

10.4 Termination of Participant. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

11. PAYMENT FOR SHARE PURCHASES.

Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash or by check or, where expressly approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):

(a) by cancellation of indebtedness of the Company to the Participant;

(b) by surrender of shares of the Company held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Award will be exercised or settled;

(c) by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to the Company or a Parent or Subsidiary of the Company;

(d) by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;

(e) by any combination of the foregoing; or

(f) by any other method of payment as is permitted by applicable law.

12. GRANTS TO NON-EMPLOYEE DIRECTORS.

12.1 Types of Awards. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board, or made from time to time as determined in the discretion of the Board.

12.2 Eligibility. Awards pursuant to this Section 12 shall be granted only to Non-Employee Directors. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.

12.3 Vesting, Exercisability and Settlement. Except as set forth in Section 21, Awards shall vest, become exercisable and be settled as determined by the Board. With respect to Options and SARs, the exercise price granted to Non-Employee Directors shall not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

13. WITHHOLDING TAXES.

13.1 Withholding Generally. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan, the Company may require the Participant to remit to the Company an amount sufficient to satisfy applicable federal, state, local and international withholding tax requirements prior to the delivery of Shares pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable federal, state, local and international withholding tax requirements.

13.2 Stock Withholding. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may require or permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation) (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the minimum statutory amount required to be withheld, or (iii) delivering to the Company already-owned Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

14. TRANSFERABILITY.

14.1 Transfer Generally. Unless determined otherwise by the Committee, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift to a Permitted Transferee, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14.2 Award Transfer Program. Notwithstanding any contrary provision of the Plan, the Committee shall have all discretion and authority to determine and implement the terms and conditions of any Award Transfer Program instituted pursuant to this Section 14(b) and shall have the authority to amend the terms of any Award participating, or otherwise eligible to participate in, the Award Transfer Program, including (but not limited to) the authority to (i) amend (including to extend) the expiration date, post-termination exercise period and/or forfeiture conditions of any such Award, (ii) amend or remove any provisions of the Award relating to the Award holder's continued service to the Company, (iii) amend the permissible payment methods with respect to the exercise or purchase of any such Award, (iv) amend the adjustments to be implemented in the event of changes in the capitalization and other similar events with respect to such Award, and (v) make such other changes to the terms of such Award as the Committee deems necessary or appropriate in its sole discretion.

15. PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.

15.1 Voting and Dividends. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to retain such stock dividends or stock distributions with respect to Shares that are repurchased at the Participant's Purchase Price or Exercise Price, as the case may be, pursuant to Section 15.2.

15.2 Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a "***Right of Repurchase***") a portion of any or all Unvested Shares held by a Participant following such Participant's Termination at any time within ninety (90) days after the later of the Participant's Termination Date and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant's Purchase Price or Exercise Price, as the case may be.

16. CERTIFICATES. All certificates for Shares or other securities delivered under this Plan will be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted.

17. ESCROW; PLEDGE OF SHARES. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant's obligation to the Company under the promissory note; provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant's Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

18. REPRICING; EXCHANGE AND BUYOUT OF AWARDS. Without prior stockholder approval the Committee may (i) reprice Options or SARS (and where such repricing is a reduction in the Exercise Price of outstanding Options or SARS, the consent of the affected Participants is not required provided written notice is provided to them), and (ii) with the consent of the respective Participants (unless not required pursuant to Section 5.9 of the Plan), pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards.

19. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable federal and state securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under any state or federal law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any state securities laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20. NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent or Subsidiary of the Company or limit in any way the right of the Company or any Parent or Subsidiary of the Company to terminate Participant's employment or other relationship at any time.

21. CORPORATE TRANSACTIONS.

21.1 Assumption or Replacement of Awards by Successor. In the event of a Corporate Transaction any or all outstanding Awards may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant. In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, then notwithstanding any other provision in this Plan to the contrary, such Awards shall have their vesting accelerate as to all shares subject to such Award (and any applicable right of repurchase fully lapse) immediately prior to the Corporate Transaction. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, the Committee will notify the Participant in writing or electronically that such Award will be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period. Awards need not be treated similarly in a Corporate Transaction.

21.2 Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company's award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards shall not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in any calendar year.

21.3 Non-Employee Directors' Awards. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors shall accelerate and such Awards shall become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

22. ADOPTION AND STOCKHOLDER APPROVAL. This Plan shall be submitted for the approval of the Company's stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

23. TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the date this Plan is adopted by the Board. This Plan and all Awards granted hereunder shall be governed by and construed in accordance with the laws of the State of Delaware.

24. AMENDMENT OR TERMINATION OF PLAN. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan; provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval; provided further, that a Participant's Award shall be governed by the version of this Plan then in effect at the time such Award was granted.

25. NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26. INSIDER TRADING POLICY. Each Participant who receives an Award shall comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by Employees, officers and/or directors of the Company.

27. DEFINITIONS. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

"***Award***" means any award under the Plan, including any Option, Restricted Stock, Stock Bonus, Stock Appreciation Right, Restricted Stock Unit or award of Performance Shares.

"***Award Agreement***" means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

"***Award Transfer Program***" means any program instituted by the Committee which would permit Participants the opportunity to transfer any outstanding Awards to a financial institution or other person or entity approved by the Committee.

"***Board***" means the Board of Directors of the Company.

"***Cause***" means (a) the commission of an act of theft, embezzlement, fraud, dishonesty, (b) a breach of fiduciary duty to the Company or a Parent or Subsidiary, or (c) a failure to materially perform the customary duties of Employee's employment.

"***Code***" means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

"***Committee***" means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

"***Common Stock***" means the common stock of the Company.

"***Company***" means AMYRIS BIOTECHNOLOGIES, INC., or any successor corporation.

"***Consultant***" means any person, including an advisor or independent contractor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

"***Corporate Transaction***" means the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then-outstanding voting securities; (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation or (iv) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company).

"***Director***" means a member of the Board.

"***Disability***" means in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

"***Effective Date***" means the date of the underwritten initial public offering of the Company's Common Stock pursuant to a registration statement that is declared effective by the SEC.

"***Employee***" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

"***Exchange Act***" means the United States Securities Exchange Act of 1934, as amended.

"***Exchange Program***" means a program pursuant to which outstanding Awards are surrendered, cancelled or exchanged for cash, the same type of Award or a different Award (or combination thereof).

"***Exercise Price***" means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.

"***Fair Market Value***" means, as of any date, the value of a share of the Company's Common Stock determined as follows:

(a) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in *The Wall Street Journal*;

(b) if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in *The Wall Street Journal*;

(c) in the case of an Option or SAR grant made on the Effective Date, the price per share at which shares of the Company's Common Stock are initially offered for sale to the public by the Company's underwriters in the initial public offering of the Company's Common Stock pursuant to a registration statement filed with the SEC under the Securities Act; or

(d) if none of the foregoing is applicable, by the Board or the Committee in good faith.

"***Insider***" means an officer or director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

"***Non-Employee Director***" means a Director who is not an Employee of the Company or any Parent or Subsidiary.

"***Option***" means an award of an option to purchase Shares pursuant to Section 5.

"Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"Participant" means a person who holds an Award under this Plan.

"Performance Award" means cash or stock granted pursuant to Section 10 or Section 12 of the Plan.

"Performance Factors" means any of the factors selected by the Committee and specified in an Award Agreement, from among the following objective measures, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:

(a) Profit Before Tax;

(b) Billings;

(c) Revenue;

(d) Net revenue;

(e) Earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings);

(f) Operating income;

(g) Operating margin;

(h) Operating profit;

(i) Controllable operating profit, or net operating profit;

(j) Net Profit;

(k) Gross margin;

(l) Operating expenses or operating expenses as a percentage of revenue;

(m) Net income;

(n) Earnings per share;

(o) Total stockholder return;

(p) Market share;

(q) Return on assets or net assets;

(r) The Company's stock price;

(s) Growth in stockholder value relative to a pre-determined index;

(t) Return on equity;

(u) Return on invested capital;

(v) Cash Flow (including free cash flow or operating cash flows)

(w) Cash conversion cycle;

(x) Economic value added; and

(y) Individual confidential business objectives;

(z) Contract awards or backlog;

(aa) Overhead or other expense reduction;

(bb) Credit rating;

(cc) Strategic plan development and implementation;

(dd) Succession plan development and implementation;

(ee) Improvement in workforce diversity;

(ff) Customer indicators;

(gg) New product invention or innovation;

(hh) Attainment of research and development milestones;

(ii) Improvements in productivity;

(jj) Attainment of objective operating goals and employee metrics.

The Committee may, in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more equitable adjustments (based on objective standards) to the Performance Factors to preserve the Committee's original intent regarding the Performance Factors at the time of the initial award grant. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.

"***Performance Period***" means the period of service determined by the Committee, not to exceed five (5) years, during which years of service or performance is to be measured for the Award.

"***Performance Share***" means a performance share bonus granted as a Performance Award.

"***Permitted Transferee***" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Employee, any person sharing the Employee's household (other than a tenant or employee), a trust in which these persons (or the Employee) have more than 50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% of the voting interests

"***Plan***" means this Amyris Biotechnologies, Inc. 2010 Equity Incentive Plan.

"***Purchase Price***" means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

"***Restricted Stock Award***" means an award of Shares pursuant to Section 6 or Section 12 of the Plan, or issued pursuant to the early exercise of an Option.

"***Restricted Stock Unit***" means an Award granted pursuant to Section 9 or Section 12 of the Plan.

"***SEC***" means the United States Securities and Exchange Commission.

"***Securities Act***" means the United States Securities Act of 1933, as amended.

"***Shares***" means shares of the Company's Common Stock and the common stock of any successor security.

"***Stock Appreciation Right***" means an Award granted pursuant to Section 8 or Section 12 of the Plan.

"***Stock Bonus***" means an Award granted pursuant to Section 7 or Section 12 of the Plan.

"***Subsidiary***" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"***Termination***" or "***Terminated***" means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide services as an employee, officer, director, consultant, independent contractor or advisor to the Company or a Parent or Subsidiary of the Company. An employee will not be deemed to have ceased to provide services in the case of (i) sick leave, (ii) military leave, or (iii) any other leave of absence approved by the Committee; provided, that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing. In the case of any employee on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on leave from the employ of the Company or a Parent or Subsidiary of the Company as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the "***Termination Date***").

"***Unvested Shares***" means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _________ to ___________

Commission File Number: 001-34885

AMYRIS, INC.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**55-0856151** **(I.R.S. Employer Identification No.)**
5885 Hollis Street, Suite 100, Emeryville, California **(Address of principal executive office)**	**94608** **(Zip Code)**

(510) 450-0761
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one.)

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

As of June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $755.7 million, based on the closing price of the registrant's common stock on the NASDAQ Global Market.

56,259,745 shares of the Registrant's common stock, par value $0.0001 per share, were outstanding as of February 23, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions registrant's proxy statement to be delivered to stockholders in connection with the registrant's 2012 Annual Meeting of Stockholders to be held on or about May 22, 2012 are incorporated by reference into Part III of this Form 10-K. The registrant intends to file its proxy statement within 120 days after its fiscal year end.

AMYRIS, INC.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2011

INDEX

FORWARD-LOOKING STATEMENTS

This report on Form 10-K, including the sections entitled "Item 1. Business," "Item 1A. Risk Factors," and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements reflecting our current expectations that involve risks and uncertainties and which are subject to safe harbors under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements include, but are not limited to, statements concerning our strategy, future production capacity and other aspects of our future operations, ability to improve our production efficiencies, future financial position, future revenues, projected costs, expectations regarding demand and acceptance for our technologies, growth opportunities and trends in the market in which we operate, prospects and plans and objectives of management. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the risks set forth in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K and in our other filings with the Securities and Exchange Commission. We do not assume any obligation to update any forward-looking statements.

TRADEMARKS

Amyris®, the Amyris logo, Biofene® and No Compromise® are trademarks or registered trademarks of Amyris, Inc. This report also contains trademarks and trade names of other business that are the property of their respective holders.

PART I

ITEM 1. BUSINESS

Overview

We are building an integrated renewable products company to provide sustainable alternatives to a broad range of petroleum-sourced products used in specialty chemical and transportation fuel markets worldwide. We do this by applying our industrial synthetic biology technology platform to modify microorganisms, primarily yeast, to function as living factories in established fermentation processes to convert plant-sourced sugars into a variety of hydrocarbon molecules that can serve as flexible building blocks to be used in a wide range of products. We intend to commercialize these products as renewable ingredients in six target markets: cosmetics, lubricants, flavors and fragrances, polymers and plastic additives, home and personal care products, and transportation fuels. We call these No Compromise products because we design them to perform comparably to or better than currently available products.

Our first technology success came through the development and application of our platform to create microbial strains that produce artemisinic acid, a precursor of artemisinin, an anti-malarial therapeutic. We granted a royalty-free license to this technology to Sanofi-Aventis, which currently expects to begin distributing artemisinin-based anti-malarial drugs made through our technology in 2012. Our first proprietary commercialization efforts have been focused on a molecule called farnesene, or Biofene, which can be used as-is or can be further converted by conventional chemical process into other renewable ingredients in consumer and industrial products, as well as serve as transportation fuels such as diesel. Our strategy is to focus our direct commercialization efforts on higher-value, lower-volume markets while moving lower-margin, higher-volume commodity products, including our fuels and base oil lubricants products, into joint venture arrangements with established industry leaders. We believe this approach will permit access to the capital and resources necessary to support large-scale production and global distribution for our large-market commodity products. To support this strategy, we have established a number of relationships, including:

- Development and commercialization agreements with an affiliate of Total S.A., or Total, which currently provides funding for our Biofene research program as well as the research and development of our jet and diesel fuels. Under these agreements, we intend to establish one or more joint ventures with Total to commercialize these products.
- A supply agreement with Petrobras Distribuidora S.A., or Petrobras, under which we sell diesel produced from Biofene to Petrobras who blends our diesel in fuel sold to city bus fleets in São Paulo and Rio de Janeiro, Brazil.
- A joint venture agreement with an affiliate of Cosan Indústria e Comércio S.A., or Cosan, a leading producer of lubricants in Brazil, which established Novvi LLC, or Novvi, for the purpose of developing and commercializing base oils for use in finished lubricants products.
- Development and commercialization agreements with Firmenich SA, or Firmenich, and Givaudan Schweiz AG, or Givaudan, global flavors and fragrances companies, focusing on key ingredients for the flavors and fragrances market.
- A development agreement with Manufacture Francaise de Pneumatiques Michelin, or Michelin, focusing on development and commercialization of isoprene for use in tires.
- Agreements with several entities for the development of Biofene for various industrial polymer or home and personal care applications, including (i) Kuraray Co., Ltd., or Kuraray, for the use of Biofene in certain polymer products, (ii) M&G Finanziaria S.R.L., or M&G, for use of Biofene in M&G's polyethylene terephthalate (PET) resins incorporated into containers for food, beverages and other products, (iii) Method Products, Inc., or Method, for the use of Biofene in home and personal care products, (iv) The Proctor & Gamble Company, or P&G, for the use of Biofene as an ingredient in certain household products, and (v) Wilmar Trading Pte. Ltd., or Wilmar, for the use of Biofene as a surfactant.

To support our manufacturing operations, we have established the following relationships:

- For the production of Biofene, contract manufacturing agreements with (i) Biomin do Brasil Nutricão Animal Ltda., or Biomin, related to the use of a facility located in Piracicaba, Brazil, (ii) Antibióticos, S.A., or Antibióticos, for a production facility located in León, Spain, and (iii) Tate & Lyle Ingredients Americas, Inc., or Tate & Lyle, an affiliate of Tate & Lyle PLC in Decatur, IL, to produce Biofene.
- For the conversion of Biofene into finished chemical products, agreements with (i) Glycotech, Inc., or Glycotech, related to the conversion of Biofene into squalane (a moisturizing ingredient used in cosmetics and other personal care products), industrial lubricants and other final products at a facility located in Leland, North Carolina, (ii) Dottikon Exclusive Synthesis, AG, or Dottikon, for production of squalane and Biofene-derived molecules for use as oxygen scavengers in PET polymers at a facility in Switzerland (pending completion of process development work), and (iii) Albemarle Corporation, or Albemarle, for production of Biofene-derived base oils at a facility in Baton Rouge, Louisiana (also pending completion of process development work).
- For the future production of Biofene, a manufacturing agreement with Paraíso Bioenergia S.A., or Paraíso Bioenergia, in São Paulo State, Brazil, under which we are constructing fermentation and separation capacity to produce our products.
- Our joint venture with Usina São Martinho, or São Martinho, a subsidiary of São Martinho S.A., one of the largest sugar and ethanol producers in Brazil, pursuant to which we are building our first stand-alone, large-scale production facility at the São Martinho sugar and ethanol mill located in São Paulo state, Brazil.
- To support the expansion of our large-scale production capacity in Brazil, non-binding letters of intent with several leading Brazilian sugar and ethanol producers, including Usina Alvorada, or Alvorada, Cosan, ETH Bioenergia S.A., or ETH, and Acúcar Guarani S.A., or Acúcar Guarani.

While our platform is able to utilize a wide variety of feedstocks, we are focusing our large-scale production plans primarily on the use of Brazilian sugarcane as our feedstock because of its abundance, low cost and relative price stability. We intend to secure access to this feedstock, and expand our production capacity beyond our initial use of contract manufacturers, in a "capital light" manner through the production relationships we are establishing with sugar and ethanol producers in Brazil. With this approach, we expect to work with these entities to build new, "bolt-on" facilities adjacent to their existing mills instead of building entirely new "greenfield" facilities, thereby reducing the capital required to establish and scale our production.

We have two operating subsidiaries, Amyris Brasil Ltda. (formerly Amyris Brasil S.A.), or Amyris Brasil, and Amyris Fuels, LLC, or Amyris Fuels. Amyris Brasil oversees the establishment and expansion of Amyris's production in Brazil, and Amyris Fuels was established to help us develop fuel distribution capabilities in the U.S. Amyris Fuels currently generates revenue from the sale of ethanol and reformulated ethanol-blended gasoline to wholesale customers through a network of terminals in the eastern U.S. As of December 31, 2011, we had 493 employees worldwide, including 348 in Emeryville, California, 140 in Campinas and Piricicaba, Brazil, and 5 in Chicago, Illinois. We have also established a broad patent portfolio, including 66 issued patents and 279 patent applications pending worldwide as of February 15, 2012. This portfolio provides protection through coverage of composition of matter on many of our end products, our technology and research tools, and our manufacturing processes.

We were incorporated in 2003. We began selling fuels through our subsidiary Amyris Fuels in June 2008. Since inception we have generated $318.8 million in revenue, including $270.1 million from Amyris Fuels and substantially all of the remainder from grants and collaborations and to a lesser extent from product sales of our renewable products.

Industry Background

Petroleum is a fundamental building block for many products, such as consumer products, chemicals, plastics and transportation fuels that are essential to modern economies. Recently the increased demand for petroleum in the face of limited supply, supply chain uncertainty and negative environmental impacts has created challenges to the current petroleum infrastructure. As a result, there have been many attempts to create products comparable to petroleum derivatives without these drawbacks. However, initial approaches have faced a number of challenges that have limited their success, including:

Exposure to volatile feedstock pricing. Many U.S. renewable fuels companies have focused on the conversion of commodity feedstocks, such as corn or vegetable oil, into ethanol or biodiesel. These companies were exposed to swings in the market prices for their feedstocks, which at times made production unprofitable for a number of producers in these industries.

Limited product portfolio. Companies engaging in early attempts to create renewable fuels typically focused on one end product, such as ethanol or biodiesel. These companies generally lacked product diversity and, therefore, were vulnerable to variability of market prices and the degree of government support for their primary product. Further, the products these companies made were imperfect substitutes for the products they were intended to replace, as neither ethanol nor biodiesel can be stored or transported conventionally and both are subject to blend limits.

Capital intensity. Many initial U.S. ethanol companies utilized a vertically integrated business model that required hundreds of millions of dollars to construct and own mills. This left them with limited ability to enter new geographies and to access new feedstock, as they were tied to their existing facilities.

Dependence on policy. The economic viability of many alternative fuels is based on government regulations and support, making it difficult to build a business with long term sustainability.

Other efforts to develop alternatives to petroleum-sourced products include the use of non-food-based feedstocks, such as cellulosic sugars sourced from wood chips, corn stalks and sugarcane bagasse. Some of these approaches are showing promise and may not be influenced by commodity markets and food versus fuel concerns. However, they are not complete solutions to the challenges above, and to date, these approaches have been limited by cost and technical considerations, among others.

Our Solution

We seek to apply our synthetic biology platform to provide renewable, high-performance alternatives to selected petroleum-sourced chemicals and fuels. Our products are designed to enable our customers to reduce the environmental impact of their products without compromising performance, and, in some cases, our renewable products would provide superior performance to the petroleum-sourced products they are replacing. Our business model is designed to produce these products and bring them to market in a "capital light" manner and, for many of our products, without reliance on government subsidies. Our industrial synthetic biology platform is designed to produce competitive products from widely-available plant-derived feedstocks using genetically modified yeast strains in a well-established fermentation process. We are focusing our initial large-scale production efforts in Brazil, which allows us to access locally-grown sugarcane feedstock and to leverage the substantial infrastructure of existing sugar and ethanol mills.

Our Strategy

Our objective is to become the leading provider of renewable specialty chemicals and transportation fuels worldwide. Key elements of our strategy include:

Targeting markets to maximize returns. We intend to commercialize our products initially in select specialty chemical markets which are characterized by higher-margin, lower-volume products, where we believe we can earn positive gross margins with current production process efficiencies, as well as certain niche diesel markets where we can earn a positive margin at our current and near term production costs or where we see strong opportunity to support development of the market. Then as we lower our production costs through technical improvements, we intend to expand into broader lower-margin, higher volume commodity product markets, such as the broad-based fuels market and base oil lubricants markets, through joint venture arrangements. To accelerate our entry into select new product opportunities, we will continue to enter into collaborative research, development and commercialization agreements, such as the existing agreements with Cosan, Firmenich, Givaudan, Kuraray, M&G, Method, Michelin, P&G, Total and Wilmar.

Leveraging our technology platform to improve efficiency. Our technology platform is based on an industrial platform for strain development and includes activities to support scale up to commercial production in two pilot plant facilities, a demonstration facility. We intend to continually apply our technology platform to lower the cost of production of our products through improvements in yields and other production process efficiencies.

Focusing on Brazilian sugarcane. We are initially focusing on Brazilian sugarcane as the feedstock to support our production ramp because of its abundance, low cost and relative price stability. We are also able to use a wide variety of other feedstocks, including sweet sorghum, sugar beets, corn-based dextrose and other industrial sources of plant sugar.

Advancing capital light production. We are partnering with leading sugar and ethanol mills in Brazil, such as our joint venture with Usina Paraiso and Usina São Martinho, to establish and scale production at a lower cost than the cost of "greenfield" mill construction. Under this approach, we expect to work selectively with Brazilian sugar and ethanol producers to build new, "bolt-on" facilities adjacent to their existing mills, instead of building entirely new facilities, thereby reducing the capital required to establish and scale our production.

Our Technology

Our synthetic biology platform enables us to modify the genetic pathways of microorganisms, primarily yeast, to turn them into living factories to produce target molecules for which we believe there may be significant market opportunities. In addition to using our synthetic biology platform to identify and improve strains of microbes to produce target molecules, we are using our technology platform to develop production processes that we believe will allow us to scale to commercial levels.

The primary biological pathway within the microbe that we currently use to produce our target molecules is the isoprenoid pathway. Isoprenoids constitute a large, diverse class of molecules with current product applications in a wide range of industries, including specialty chemicals and fuels.

The key steps in our strain engineering and scale-up process are:

Identifying target molecules. We start our process by identifying a commercial application where we can deliver a No Compromise solution that we want to pursue. We identify the key molecular properties that are essential to product performance in a specific commercial application and then analyze the chemical structures that drive those key performance characteristics. Finally, we identify target molecules or derivatives of molecules that are comprised of these key chemical structures and that may be produced by our yeast strains.

Developing initial strains. Once we have chosen a target molecule, we identify the steps required for its production in a biological pathway. We then seek to design a pathway to produce the target, either directly or by producing a molecule that can, through simple chemical steps, be synthesized, or converted, into the target. Once this pathway is identified, we undertake to engineer it into our yeast strains by employing the processes discussed below.

Improving strain performance and process development to reduce production costs. After we have established a pathway and verified that it can produce the target molecule, the yeast strain must be improved to increase the level of efficiency of production. Initially, we focus primarily on yield, a measure of the amount of product produced by a defined amount of sugar as the means to improve strain output. As we advance in our scale up and commercial scale process development, we also seek to improve production output through improvements in strain productivity, the rate at which our product is produced by a given yeast strain and titer, the concentration of product in the fermentation broth. In addition, we seek to develop processes to improve production efficiency, including separation efficiency, which is the amount of product that is captured from a fermentation run, cycle-time, which is the time needed to run a full fermentation cycle, and the evolution of batch process methods to semi-continuous and continuous production methods.

Moving production from lab to commercial scale. Once we have established a pathway and verified that it can produce the target molecule, the yeast strain must be improved to increase the level of efficiency of production. We design our lab scale two liter fermentors to mimic the conditions found in larger scale fermentation so that our findings may translate predictably from lab scale to pilot, demonstration and commercial scale. In addition to our lab scale fermentors, we have operating pilot plants in our facilities in both Emeryville, California and Campinas, Brazil, as well as two 5,000-liter fermentors in our Campinas demonstration facility. We are also operating three contract manufacturing facilities in the U.S., Brazil and Spain using 100,000 to 240,000 liter fermentors.

Production

Our production operations involve two steps. First, we produce the target molecule by means of an industrial fermentation process. In certain cases this target molecule is itself the desired end product. In other cases, it must be converted into the desired end product by means of chemical finishing steps.

Commercial Production of Target Fermentation Molecules

We have initiated commercial production of Biofene, our initial fermentation molecule, by using contract manufacturers as we complete our facility at Paraíso, Brazil and our joint venture facility with Usina São Martinho, SMA Indústria Química S.A., or SMA. Following completion of SMA, we will seek to expand our large-scale production capacity of intermediate molecules by entering into agreements with owners of additional sugar and ethanol mills in Brazil. We may also use alternative production resources in other geographies.

We are currently developing the engineering designs and technical capabilities to build out facilities at existing sugar and ethanol mills to produce Biofene and other target fermentation molecules. Because the bulk of our fermentation production process leverages the same equipment and process steps used to produce ethanol, we will be able to utilize much of the existing infrastructure. We expect this capital light approach will allow us to scale production at a lower cost than the cost of "greenfield" mill construction. The mill operator will retain the ability to direct the crushed sugarcane to produce either their current products or our products.

The manner in which we intend to develop our manufacturing capacity is as follows:

Contract manufacturing. To date, we have used contract manufacturing facilities to produce Biofene in quantities needed for certification and fleet testing as well as our 2011 and initial 2012 sales. For Biofene production, we have entered into agreements with Biomin and Tate & Lyle and Antibióticos. We have purchased certain equipment needed for production at these facilities. We will be the owner and distributor of the Biofene produced through these arrangements. We may seek to enter into additional contract manufacturing arrangements as an efficient way to ramp our near-term production. Depending primarily on the manufacturer's location and preferences, the most likely feedstocks to be used in these contracted facilities would be sugarcane syrup, sugar beet syrup, sugar beet molasses, VHP ("very high pol") sugar or corn-based dextrose.

Production at Paraíso. We have an agreement with Paraíso Bioenergia to construct and operate a production facility on their premises. Under this agreement, Paraíso Bioenergia will supply sugar cane juice and other utilities and we are responsible for construction of the production facility. The new production facility is being designed to process juice from up to one million tons of cane annually. We commenced construction of this facility in August 2011.

Production at Joint Venture facility at Usina São *Martinho.* We formed SMA in 2010, and commenced site preparation in December 2010 and civil construction in February 2011. The SMA plant was our first facility construction project and it is intended to provide a large-scale production facility to support our longer-term production plans. The construction project is ongoing and our estimated completion date for the facility depends significantly on the timing and availability of financing for the project.

Increasing large-scale production in Brazil through arrangements with sugar and ethanol mill owners. We anticipate increasing our commercial production in Brazil through arrangements with other ethanol and sugar producers. We have in place non-binding letters of intent for production relationships with several sugar and ethanol producers in Brazil, including Alvorada, Cosan, ETH and Açúcar Guarani.

Alternative geographies and feedstocks for production. Although we have identified the use of new "bolt-on" facilities adjacent to existing sugar and ethanol mills in Brazil as the optimal source for a substantial portion of our primary large-scale production efforts, we will also use facilities in alternative geographies for certain products. Our contract manufacturing arrangements currently include the use of facilities in the U.S., Brazil and Spain. In addition, we are exploring other production options in the U.S., including evaluating the potential for the use of sweet sorghum, "energy grasses," and woody biomass sourced from a variety of locations in the U.S. as feedstock, through an Integrated Biorefinery Grant from the U.S. Department of Energy, or DOE, and participation as a subcontractor to the DOE's National Renewable Energy Laboratory, or NREL, in connection with the NREL's National Advanced Biofuels Consortium.

Chemical Finishing Process

We may sell commercially-produced Biofene directly or we may first perform additional chemical finishing steps to convert Biofene into other finished products such as renewable squalane, lubricants, polymers, home and personal care products and diesel. We have established an agreement with Glycotech for use of the Leland, North Carolina facility of Salisbury Partners, LLC to convert Biofene into squalane, industrial lubricants and other final products starting in 2011. In addition, we have multiple agreements in place with Dottikon for the completion of process development work. Upon successful completion of such work, Dottikon may produce in Switzerland pilot and large-scale amounts of squalane or Biofene-derived molecules for use as oxygen scavengers in PET polymers or both. We have also entered into a services agreement with Albemarle under which it is completing process development work and will make pilot-scale amounts of certain Biofene-derived base oils at its facility in Baton Rouge, Louisiana. We expect to enter into additional agreements with other chemical companies for finishing services to access a flexible capacity and array of services.

Our Products

We focus on bringing forth a broad range of products to address six identified markets: cosmetics, lubricants, flavors and fragrances, polymers, consumer products and transportation fuels.

Cosmetics

Through simple chemical finishing steps, we are able to convert Biofene into squalane. Squalane is used today as a moisturizing ingredient in cosmetics and other personal care products. Squalane traditionally has been manufactured from olive oil or extracted from shark liver oil. We believe Amyris-produced squalane offers a purity that is equal or superior to squalane derived from conventional sources. The high price of squalane to date has meant that its use has been limited to small quantities in mass-market product formulations or to use in luxury products. We believe that we are capable of producing squalane at a price that would permit formulators to use squalane more broadly. To market and distribute squalane, we have established a relationship with Soliance, a leading distributor of renewable cosmetics ingredients based in the Champagne-Ardenne region in France and we have an agreement with Nikko Chemicals Co.Ltd., a distributor in Japan.

Lubricants

Base oils are the building blocks of lubricating oils, which are currently derived from the crude oil refining process. Lubricants are manufactured by combining a base oil with additives that contribute additional performance properties as required by the thousands of lubricant product applications, including engine oils, gear oils, hydraulic oils and turbine oils. Biofene may be chemically modified to serve as a base oil. The high-purity synthetic base oil molecules made from Biofene will enable lubricant products to perform in harsh environments under extremes of temperature, moisture, dirt and wear.

In December 2010, we entered into an agreement with Cosan to establish a joint venture for the worldwide development, production and commercialization of renewable base oils. We established this joint venture, Novvi, in June 2011. We anticipate that Novvi will source Biofene initially from Amyris production facilities and the parties would share the development, marketing and operating costs.

Flavors and Fragrances

Since our microbial platform utilizes plant genes found in nature to make products via fermentation, we are well situated to cost-effectively and sustainably produce natural oils and aroma chemicals that are commonly used in the flavors and fragrances market. Many of the natural ingredients used in flavors and fragrances market are expensive because there is limited supply and the synthetic alternatives require complex chemical conversions. Amyris offers flavors and fragrances companies a natural route to procure these ingredients without sacrificing cost or quality.

Currently, we are developing a slate of flavors and fragrances ingredients that are either derivatives of building blocks we make from fermentation (e.g., Biofene) or products directly from fermentation.

We plan to participate in the flavors and fragrance market by providing sustainable replacements that are high quality, reliably available, and competitively priced. To begin to develop our product offerings in this area, we have established the following partnerships:

- A collaboration and joint development agreement with Firmenich, a global flavors and fragrances company headquartered in Geneva, Switzerland. Under this agreement, Firmenich will fund and collaborate with Amyris to produce a sustainable, cost-effective and reliable source of a key ingredient for the flavors and fragrances market. Amyris will manufacture and supply the ingredient to Firmenich, which will market and sell the ingredient or products incorporating the ingredient exclusively in the flavors and fragrance market. Both parties will share in the economic value derived from sales of the ingredient. The agreement also grants Firmenich an option to collaborate with Amyris to develop a second ingredient on similar terms.
- A co-development agreement with Givaudan, a global flavors and fragrance company headquartered in Vernier, Switzerland. Under the agreement, we will develop a derivative of Biofene to be used as a building block for one of the proprietary fragrance ingredients in Givaudan's palette. Upon achievement of certain success criteria, we will supply Biofene to Givaudan to derive the proprietary ingredient for the global fragrances and flavors market and share in the economic value created from the use of Biofene.

Polymers and Plastic Additives

Synthetic polymers are commonly used in the manufacture of thousands of products that incorporate plastics and other polymeric materials, and we believe Biofene has the potential to provide significant opportunities for development of renewable products for the polymer market. In June 2010, we announced a partnership with M&G, the world's largest producer of PET (polyethylene terephthalate) resins for packaging applications, to incorporate Biofene as an ingredient in M&G's PET processing. M&G is currently evaluating the potential for Biofene to improve product performance. Upon successful completion of product development and testing, Amyris would supply Biofene to M&G.

In August 2011, we signed a collaboration agreement with Kuraray to develop polymers from Biofene. Under the agreement, Kuraray will use Biofene to replace petroleum-derived molecules such as butadiene and isoprene in the production of specified classes of high-performing polymers. Upon successful completion of the technical development program for the first polymer, Amyris and Kuraray would enter into a supply agreement for Kuraray's exclusive use of Biofene in the manufacturing and commercialization of these polymer products.

Home & Personal Care Products

Biofene also offers a platform for development of sustainable, high-performing and cost-competitive ingredients for the fabric and home care (such as detergents, fabric softener, dish soap, and household cleaning products) and the personal care (such as hair care and body care) markets. To support our development and launch of ingredients to serve these markets, we have entered into a series of agreements with P&G. These agreements include collaboration on the development of certain specialty chemicals for P&G's products from Biofene and a related supply agreement for Biofene, which would commence upon successful completion of certain technical and commercial milestones.

In September 2011, we entered into a collaboration agreement with Wilmar focused on the development and worldwide commercialization of a family of surfactants derived from Biofene for use in a range of products, including consumer packaged goods, personal care products and industrial applications. In addition, in October 2011, we entered into a joint development agreement with Method to develop molecules derived from Biofene for use in home and personal care products.

As we develop and produce new chemicals via our technology platform, we will look for opportunities to use these new chemicals as-is or as sustainable building blocks to make other ingredients.

Transportation Fuels

We have selected diesel as our primary area of focus within the transportation fuels market because of its projected global demand growth, the lack of a scalable, competitive renewable product, and our belief that our fuel product has properties superior to those of existing renewable alternatives. In general, we will produce our renewable diesel by the simple chemical step of hydrogenating our Biofene. Hydrogenation is a common chemical process currently used in the production of numerous products, such as saturation of vegetable oils to make margarine.

In July 2011, we entered into an agreement with Petrobras to sell diesel derived from Biofene to Petrobras to blend with fuel supplied and distributed by Petrobras to city bus fleets of São Paulo and Rio de Janeiro, Brazil. In November 2011, we entered into an amendment of our technology license, development, research and collaboration agreement with Total to establish a renewable diesel development program. The amendment provides for an exclusive strategic collaboration for the development of renewable diesel products and contemplates that the parties will establish a joint venture for the production and commercialization of such renewable diesel products on an exclusive, worldwide basis. The amendment also provides that commercialization and production of jet fuel, already under development pursuant to the collaboration agreement, would be conducted on an exclusive, worldwide basis through the same joint venture.

We have completed significant steps to validate our ability to produce a market-accepted diesel product. By design, our product is a hydrocarbon of similar size to many of the hydrocarbons in petroleum-sourced diesel fuel. Due to the similarity of its chemical composition to that of existing petroleum-sourced diesel, our product has the properties required of diesel fuel and thereby satisfies the ASTM D975 Table 1 specifications for petroleum-derived diesel fuel oils. The Environmental Protection Agency, or EPA, has registered our diesel for use as a 35% blend with petroleum diesel in highway vehicles and non-road equipment and we are working to obtain registration for a higher blend with petroleum diesel, as opposed to the typical 3-10% blend of other bio-diesel products with petroleum diesel. We are currently pursuing Brazilian ANP (Agência Nacional do Petróleo) Diesel Fuel registration and CARB (California Air Resources

Board) ULSD blend registration. We have received required approvals with Brazilian ANP (Agência Nacional do Petróleo, Gas Natural e Biocombustíveis) for our fuel in the country, and are pursuing Diesel Fuel registration with the CARB (California Air Resources Board) and other relevant regulatory bodies.

Our ability to enter the diesel market is also dependent upon our ability to continue to achieve the required regulatory approvals in the global markets in which we will seek to sell our diesel products. These approvals primarily involve clearance by the relevant environmental agencies in the particular jurisdiction. We must also be certified by a sufficient number of diesel engine manufacturers, vehicle manufacturers or operators of large trucking fleets so that our diesel will have an appropriately large and accessible addressable market. These certification processes include fuel analysis modeling and the testing of engines and their components to ensure that the use of our diesel fuel does not degrade performance or reduce the lifecycle of the engine or cause it to fail to meet emissions standards.

We have completed successful engine testing of our diesel fuel with Cummins Engine Company, or Cummins, and Mercedes-Benz Brasil at a blend of up to 10%, and our renewable diesel has received OEM engine warranties from Cummins, Volkswagen AG and Mercedes-Benz Brasil for demonstration purposes. We continue to work with other diesel engine manufacturers to qualify our product for use in their engines.

Other Total Collaboration Products

Our technology license, development, research and collaboration agreement with Total sets forth the terms for the research, development, production and commercialization of chemical and/or fuels products to be agreed on by the parties. The agreement establishes a multi-phased process through which compounds are identified, screened, selected for product feasibility study, and then ultimately selected as a lead compound for development. To commercialize any strains and compounds that are developed, Amyris and Total expect to form one or more joint ventures, the first of which we expect will be the diesel joint venture described above. Both Amyris and Total retain certain rights to make covered products independently subject to making royalty payments to the non-producing party, and Total has certain rights to require Amyris to work on non-collaboration projects. We have retained rights to produce and commercialize products in the following markets: flavors and fragrances; cosmetics, pharmaceuticals, consumer packaged goods, food additives, and pesticides. The first programs we are focusing on with Total relate to renewable diesel and jet fuel and industrial lubricants; however, we and Total retain the right to propose product development programs under these agreements in the future.

Product Distribution and Sales

We intend to distribute and sell our products either directly, through joint ventures, or with partners, depending on the market. For most chemical applications, we intend to sell directly to specialty chemical and consumer products companies. For example, we expect to sell directly to Firmenich, Givaudan, Kuraray, M&G, Method, Michelin, P&G and Wilmar under our agreements with them. Generally, these agreements do not include any specific purchase obligations, and sales are contingent upon achievement of technical and commercial milestones. In addition, we expect to commercialize certain products, including fuels and base oils through joint venture arrangements with Total and Cosan, respectively.

Commencing in 2008, we began developing a fuels distribution network and distribution capabilities in the U.S. through Amyris Fuels. We currently purchase ethanol produced by third parties and gasoline and sell both pure ethanol and ethanol-blended gasoline to wholesale customers. For 2011, Wawa, Inc. and Mansfield each accounted for more than 10% of our reported revenues by virtue of their purchases of ethanol and reformulated ethanol-blended gasoline from Amyris Fuels. Our customers purchase ethanol and ethanol-blended gasoline from us under short term agreements and spot transactions, and we currently do not have any contractual commitments from customers to purchase ethanol and ethanol-blended gasoline from us over a period of time. If we establish our joint venture with Total, we believe we may no longer need the capabilities represented by Amyris Fuels.

Intellectual Property

Our success depends in large part upon our ability to obtain and maintain proprietary protection for our products and technologies, and to operate without infringing the proprietary rights of others. We seek to avoid the latter by monitoring patents and publications in our product areas and technologies to be aware of developments that may affect our business, and to the extent we identify such developments, evaluate and take appropriate courses of action. With respect to the former, our policy is to protect our proprietary position by, among other methods, filing for patent applications on inventions that are important to the development and conduct of our business with the USPTO and its foreign counterparts.

As of February 15, 2012, we had 66 issued U.S. and foreign patents and 279 pending U.S. and foreign patent applications that are owned by or licensed to us. We also use other forms of protection (such as trademark, copyright, and trade secret) to protect our intellectual property, particularly where we do not believe patent protection is appropriate or obtainable. We aim to take advantage of all of the intellectual property rights that are available to us and believe that this comprehensive approach provides us with a strong proprietary position.

Notwithstanding the increasing backlog and patent pendency at the USPTO, we have obtained U.S. patents for many of our potential products through the use of a recently introduced accelerated examination program by the USPTO. Using this procedure, we have obtained patents for various fuel products: U.S. Patent No. 7,399,323 directed to our renewable diesel fuel composition; U.S. Patent No. 7,540,888 directed to our renewable gasoline fuel composition; and U.S. Patents No. 7,589,243 and No. 7,671,245, which are directed to our renewable jet products. Since obtaining our fuels patents, we have expanded the use of this program to our chemicals portfolio and have recently obtained U.S. Patent Nos. 7,592,295 and 7,691,792 for our lubricant products, and U.S. Patent Nos. 7,655,739 and 7,759,444 for our adhesive and polymer products.

We also protect our proprietary information by requiring our employees, consultants, contractors and other advisers to execute nondisclosure and assignment of invention agreements upon commencement of their respective employment or engagement. Agreements with our employees also prevent them from bringing the proprietary rights of third parties to us. In addition, we also require confidentiality or material transfer agreements from third parties that receive our confidential data or materials.

Competition

We expect that our renewable products will compete with both the traditional, largely petroleum-based specialty chemical and fuels products that are currently being used in our target markets and with the alternatives to these existing products that established enterprises and new companies are seeking to produce.

Chemical Products

The chemical products we initially plan to produce include Biofene, squalane, fragrance ingredients, industrial lubricants and certain polymers. In these markets, and other chemical markets that we may seek to enter in the future, we will compete with the established providers of the products we seek to replace. Producers of these incumbent products include global oil companies, large international chemical companies and other smaller or niche companies specializing in specific products, such as cosmetic ingredient suppliers or flavors & fragrances ingredient suppliers. We may also compete in one or more of these markets with products that are offered as alternatives to the traditional petroleum-based or other traditional products being offered in these markets. We believe that there may be a number of companies seeking to develop renewable alternatives for existing chemical markets products, including those that we are initially targeting.

Transportation Fuel Products

Independent and Integrated oil refiners. Our competitors with respect to traditional fuel products are independent and integrated oil refiners. These companies are also our primary competitors with respect to fuels, including jet fuel currently in use in other transportation markets. We compete with these companies because an increasing penetration of renewable fuels reduces the need for fuels derived from traditional petroleum sources.

Many of these companies are seeking to provide alternative transportation fuel products through investing in internal research and development programs or in emerging technology companies. These technologies are in varying states of development, and the most advanced of which are those using non-renewable feedstocks, such as coal.

Advanced biofuels. Many other companies are exploring options for the production of diesel and other transportation fuels from renewable resources in other ways. These include companies using enzymes to convert cellulosic biomass, which is non-food plant material such as wood chips, corn stalks and sugarcane bagasse, into fermentable sugars to be converted into renewable fuels.

Biodiesel. Another source of renewable fuels products is the biodiesel industry, which is served by large, well-established agricultural products companies that convert vegetable oils, and in some cases animal oils, into diesel fuel. Other companies are seeking to produce diesel and other transportation fuels using thermochemical methods to convert biomass into renewable fuels.

We believe the primary competitive factors in both the chemical and fuel markets are product price, product performance and other measures of quality, infrastructure compatibility of products, sustainability, and dependability of supply.

We believe that for our chemical products to succeed in the market, we must demonstrate that they are comparable to both existing products and other alternative products that are being developed for the same markets based on some combination of product cost, availability, performance and consumer preference characteristics. With respect to our diesel and other transportation fuels products, we believe that our product must perform as effectively as the petroleum-sourced fuel and be available on a cost-competitive basis. Given the size of the traditional transportation fuels markets and the developing stage of alternatives fuels markets, we do not believe that our success will necessarily prevent other renewable diesel or other fuels products from achieving commercial success, or that the success of other renewable products will prevent our fuels products from being successful. However, with the wide range of renewable fuels products under development, we must be successful in reaching potential customers and convincing them that ours are effective and reliable alternatives.

Environmental and Other Regulatory Matters

Our development and production processes involve the use, generation, handling, storage, transportation and disposal of hazardous chemicals and radioactive and biological materials. We are subject to a variety of federal, state, local and international laws, regulations and permit requirements governing the use, generation, manufacture, transportation, storage, handling and disposal of these materials in the U.S., Brazil and other countries where we operate or may operate or sell our products in the future. These laws, regulations and permits can require expensive fees, pollution control equipment or operational changes to limit actual or potential impact of our technology on the environment and violation of these laws could result in significant fines, civil sanctions, permit revocation or costs from environmental remediation. We believe we are currently in substantial compliance with applicable environmental regulations and permitting. However, future developments including our commencement of commercial manufacturing of one or more of our products, more stringent environmental regulation, policies and enforcement, the implementation of new laws and regulations or the discovery of unknown environmental conditions may require expenditures that could have a material adverse effect on our business, results of operations or financial condition. See "Risk Factors-Risks Relating to Our Business-We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities."

The use of genetically-modified microorganisms, or GMMs like our yeast strains, is subject to laws and regulations in many countries. In the U.S., the EPA regulates the commercial use of GMMs as well as potential products from the GMMs. The strain of genetically modified yeast that we use, *S. cerevisiae*, is eligible for exemption from EPA review because the EPA recognizes it as posing a low risk given its long history of safe use and will qualify for such exemption provided that it meets certain criteria, including but not limited to use of compliant containment structures and safety procedures. In Brazil, GMMs are regulated by CTNBio under its Biosafety Law No. 11.105-2005. We have obtained approval from CTNBio to use GMMs in our Campinas facilities for research and development purposes. We expect to encounter GMM regulations in most if not all of the countries in which we may seek to make our products, however, the scope and nature of these regulations will likely be different from country to country. If we cannot meet the applicable requirements in countries in which we intend to use produce our products using our yeast strains, then our business will be adversely affected. See "Risk Factors-Risks Relating to Our Business-We may face risks relating to the use of our genetically modified yeast strains and if we are not able to secure regulatory approval for the use of our yeast strains or if we face public objection to our use of them, our business could be adversely affected."

Our renewable chemical products may be subject to regulation by government agencies in our target markets. The EPA administers the requirements of the Toxic Substances Control Act, or the TSCA, which regulates the commercial use of chemicals. Before an entity can manufacture a chemical, it needs to determine whether that chemical is listed in the TSCA inventory. If the substance is listed, then manufacture can commence immediately. If not, then in most cases a "Chemical Abstracts Service" number registration and pre-manufacture notice must be filed with the EPA, which has up to 180 days to review the filing.

Our diesel fuel is subject to regulation by various government agencies. In the U.S., this includes the EPA and the California Air Resources Board. In Brazil, this includes Agência Nacional do Petróleo, or ANP. To date we have obtained registration with the EPA for the use of our diesel in the U.S. at a 35% blend rate. We are currently exploring registration of our fuel with the California Air Resources Board and the European Commission. Registration with each of these bodies is required for the sale and use of our fuels within their respective jurisdictions. In addition, for us to achieve full access to the U.S. fuels market for our fuel products, we will need to obtain EPA and California Air Resources Board (and potentially other state agencies) certifications for our feedstock pathway and production facility, including certification of a feedstock lifecycle analysis relating to greenhouse gas emissions. Any delay in obtaining these additional certifications could impair our ability to sell our renewable fuels to refiners, importers, blenders and other parties that produce transportation fuels as they comply with Federal and state requirements to include certified renewable fuels in their products. See "Risk Factors-Risks Relating to Our Business-We may not be able to obtain regulatory approval for the sale of our renewable products."

Amyris Fuels is subject to various U.S. federal regulations relating to its marketing and distribution of ethanol and ethanol-blended gasoline, and it is registered with the EPA in connection with its use of ethanol as a fuel additive. In addition, Amyris Fuels is subject to various state regulations, including regulations regarding excise tax payments and the posting of surety bonds.

Research and Development

We devote substantial resources to our research and development efforts. As of February 24, 2012, our research and development organization included approximately 268 employees, 90 of whom hold Ph.D.s. Our technology development is currently focused primarily on improving the performance of our production strains and on developing strains that produce new molecules. To facilitate the transfer of our fermentation technology to production, we operate pilot-scale fermentation facilities in both Emeryville, California and Campinas, Brazil, and transfer strains on a regular basis through this process. Our process consists of a number of discrete steps including:

- identifying new target molecules
- creating new microbial strains capable of producing the target molecule
- increasing product yield and productivity from microbial strains through strain modification or fermentation improvements

- increasing efficiency of product separation and purification
- continuous translation of these steps from lab to commercial scale production.

Our research and development expenditures were approximately $87.3 million, $55.2 million, and $38.3 million and for the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

Employees

As of February 24, 2012, we had 489 full-time employees. Of these employees, 347 were in the U.S. and 142 were in Brazil. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider relations with our employees to be good.

Financial Information About Geographic Areas

Financial information regarding revenues and long-lived assets by geographic area is included in Note 17-"Reporting Segments" in "Notes to Consolidated Financial Statements" included in this Form 10-K.

Business Background and Available Information

We organized our business in 2003 as a California corporation under the name Amyris Biotechnologies, Inc. and have maintained our headquarters and research facilities in the San Francisco Bay Area since that time. In June 2010, we reincorporated in Delaware and changed our name to Amyris, Inc. We commenced research activities in 2005, focusing on the development of an alternative source of artemisinic acid for the treatment of malaria and launched research efforts for production of Biofene in 2006. In 2008, we began to sell third party ethanol to wholesale customers through our Amyris Fuels subsidiary. We first established a presence in Brazil in 2008 through the opening of laboratories in Campinas. Our corporate headquarters are located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608, and our telephone number is (510) 450-0761. Our website address is www.amyris.com. The information contained in or accessible through our website or contained on other websites is not deemed to be part of this report on Form 10-K.

We are subject to the filing requirements of the Securities Exchange Act of 1934. Therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 available free of charge through a link on the Investors section of our website located at www.amyris.com (under "Financial Information-SEC Filings") as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information set forth in this Annual Report on Form 10-K, which could materially affect our business, financial condition or future results. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely harmed. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Risks Related to Our Business

We have incurred losses to date, anticipate continuing to incur losses in the future and may never achieve or sustain profitability.

As of December 31, 2011, we had an accumulated deficit of $381.2 million. We expect to incur additional costs and expenses related to the continued development and expansion of our business, including our research and development operations, continued operation of our pilot plants and demonstration facility, engineering and design work. Further, we expect to incur costs related to implementation of multiple contract manufacturing arrangements, including equipment purchases, facility construction and technology transfer, as well as those related to the facilities that we are developing with São Martinho and Paraíso Bioenergia and deployment of our technology at other sugar and ethanol mills. There can be no assurance that we will ever achieve or sustain profitability on a quarterly or annual basis.

We have very limited experience producing our products at the commercial scale needed for the development of our business, and we will not succeed if we cannot effectively scale our technology and processes.

To commercialize our products, we must be successful in using our yeast strains to produce target molecules at commercial scale and on an economically viable basis. Such production will require that our technology and processes be scalable from laboratory, pilot and demonstration projects and industrial-scale test runs to commercial-scale production. Up to and through most of 2010, our primary focus was research and development. In 2011, we commenced commercial manufacturing operations at three contract manufacturing facilities: Biomin in Brazil, Antibióticos in Spain and Tate & Lyle in the U.S. We have very limited manufacturing experience and cannot be sure that we will be successful in establishing these or future larger-scale production operations in a timely manner and on a scale that will allow us to meet our plans for commercialization. We are outsourcing to contract manufacturers and other third parties some of the production process development work associated with commercial scale-up and such third parties may not perform such development work at the level we expect. Furthermore, our technology may not perform as expected when applied at commercial scale on a sustained basis, or we may encounter operational challenges for which we are unable to devise a workable solution. For example, in 2011 at our contract manufacturing facilities, contamination in the production process, problems with plant utilities, lack of automation and related human error, process modifications to reduce costs and adjust product specifications, and other similar challenges decreased process efficiency, created delays and increased our costs. Such challenges are likely to continue as we and our contract manufacturing partners develop our production processes and establish new facilities. We may not be able to scale up our production in a timely manner, if at all, even to the extent we successfully complete product development in our laboratories and pilot and demonstration facilities and conduct successful industrial-scale test runs. If this occurs, our ability to commercialize our technology will be adversely affected, and, with respect to any products that we are able to bring to market, we may not be able to lower the cost of production, which would adversely affect our ability to sell our products and achieve profits. Similarly, our ability to produce the volume of Biofene covered by our existing agreements is based in part on our ability to achieve substantially higher production efficiencies than we have to date. We may never achieve those production efficiencies.

We will require additional financing to fund our anticipated operations and may not be able to obtain such financing on favorable terms, if at all.

We will continue to fund our research and development and related activities and to provide working capital to fund production, storage, distribution and other aspects of our business. We may also from time to time consider acquisitions of other companies, assets or technologies to accelerate our research and development and commercialization efforts. In addition, we plan to make significant capital expenditures in connection with our contract manufacturing arrangements and mill production plant arrangements. While we plan to enter into relationships with sugar and ethanol producers for them to provide some portion or all of the capital needed to build the new, adjacent bolt-on production facility, such parties may not be willing to provide such capital and we may be required to provide some or all of the financing that we currently expect to be provided by these owners. Furthermore, our anticipated working capital needs and our planned operating and capital expenditures for 2012 and 2013 will require significant inflows of cash from credit facilities and similar sources of indebtedness, as well as funding from collaboration partners. Some of these necessary financing sources are not yet subject to definitive agreements or have not committed to funding arrangements. In addition, our anticipated working capital needs and strategic plans in 2012 and beyond will depend on our ability to identify and secure additional sources of funding beyond those we have currently identified. Such sources of funding may include equity or debt offerings, in addition to collaboration revenue and other forms of debt. If we fail to secure such funding, we may be forced to curtail our operations, which could include reductions or delays of planned capital expenditures or scaling back our operations. We have had to adjust the timing for construction projects relating to the São Martinho plant due to financing constraints, and the projected completion date for São Martinho is being assessed and could be subject to further delays and adjustment based on the timing and success of our financing activities. If we are forced to curtail our operations, we may be unable to proceed with construction of certain planned production facilities, enter into definitive agreements for supply of feedstock and associated production arrangements that are currently subject to letters of intent, commercialize our products within the timeline we expect, or otherwise continue our business as currently contemplated.

If, to support our planned operations, we seek additional types of funding that involve the issuance of equity securities, our existing stockholders would suffer dilution. For example, in February 2012, we completed a private placement of our common stock that resulted in the issuance of approximately 10.2 million shares of our common stock and entered into a securities purchase agreement that resulted in the issuance of $25.0 million in unsecured senior convertible promissory notes that are convertible into common stock at an initial conversion price of $7.0682. The convertible notes contain various covenants, including restrictions on the amount of debt we are permitted to incur. We may conduct additional financings if they become available on appropriate terms and we deem them to be consistent with our financing strategy. If we raise additional debt financing, we may be subject to additional restrictive covenants that limit our ability to conduct our business. We may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise sufficient funds and continue to incur losses, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay or terminate research and development programs or the commercialization of products resulting from our technologies, curtail or cease operations, or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to successfully execute our business plan or continue our business.

If our major production facilities in Brazil do not successfully commence operations, our customer relationships, business and results of operations may be adversely affected.

We have selected Brazil as the optimal geography for a substantial proportion of the initial large-scale commercial production of our products, largely because of the availability of sugarcane as a feedstock and the existing infrastructure for producing, gathering and processing this sugarcane. Our business plan envisions that we will develop this production capacity primarily through arrangements with existing sugar and ethanol producers. In order to have control over the development of our first major large-scale commercial production facility in Brazil, we entered into an agreement with São Martinho, one of the largest sugar and ethanol producers in Brazil, for the joint ownership and development of a production facility at the São Martinho mill. We also entered into a manufacturing agreement with Paraíso Bioenergia, also in Brazil, under which we will be responsible for construction of the production facility. A substantial component of our planned production capacity in the near and long term depends on the completion and commencement of operations at these production facilities, and development of additional facilities using similar models thereafter.

Delays in completion of our production facilities at São Martinho and Paraíso Bioenergia will cause delays in commencement of large-scale production and hamper our ability to reduce our production costs. We will have to adjust our goals for production volume in 2012 and beyond based on, among other things, our ability to raise sufficient financing to fund construction and commissioning costs, delays in process development at contract manufacturing facilities and uncertainty relating to the timing of these large-scale facilities. Once the facilities are operational, they must perform as we have designed them. If we encounter significant delays, cost overruns, engineering problems, equipment supply constraints or other serious challenges in bringing these facilities online, we may be unable to produce our initial renewable products in the time frame we have planned, or we may need to continue to use contract manufacturing sources to a greater degree, which would reduce our expected gross margins. Further, if our efforts to complete, and commence production at, these facilities are not successful, other mill owners in Brazil may decide not to work with us to develop additional production facilities, demand more favorable terms or delay their commitment to invest capital in our production.

Our construction of manufacturing facilities at São Martinho and Paraíso Bioenergia requires significant capital expenditures and subjects us to significant liquidity and production risks.

Our initial large-scale production facility construction plan was for the plant at São Martinho and we are designing and managing the project. We expect the construction costs of the new facility to total approximately $100 million. Ultimately, under the terms of our joint venture agreements, São Martinho will contribute the lower of R$61.8 million reais (US$32.9 million based on the exchange rate at December 31, 2011) and half of the aggregate cost of construction with us contributing the remainder; however the timing of contributions from São Martinho depend on in part on the successful commencement of commercial operations at the plant, which could leave us vulnerable in the event we encounter challenges in building the facility or bringing it online, delays in achieving commercial viability with our Biofene production process, disputes with São Martinho or other unanticipated events that may occur prior to the time São Martinho makes its capital contribution. In addition, because São Martinho's contribution is capped, we will bear the responsibility for construction costs in excess of those anticipated. Furthermore, under our manufacturing agreement with Paraíso Bioenergia, we are responsible for building fermentation and separation capacity to establish the planned production facility. We anticipate funding construction of such facilities with our working capital and with debt and other financing; however, we cannot be sure that we will be able to raise financing for these projects in sufficient amounts or on acceptable terms in a timely manner, and we have already had to delay certain construction projects associated with the São Martinho plant due to financing constraints. If we fail to raise sufficient funds or are required to conserve working capital for other uses, we may be forced to delay or terminate projects, which could have a material adverse effect on our ability to achieve target production levels in the coming years.

Our joint venture with São Martinho subjects us to certain legal and financial terms that could adversely affect us.

The terms of our joint venture with São Martinho are complex and are set forth in a number of agreements and schedules. If we and São Martinho disagree over the interpretation of any of these joint venture documents, the future success of the joint venture may be impaired and any amount that we have invested in it may be at risk.

The joint venture has agreed to purchase, and São Martinho has agreed to provide, feedstock for a price that is based on the average return that São Martinho could receive from the production of its current products, sugar and ethanol. If the cost of these products increases relative to the price at which we can sell the output that we are required to purchase from the joint venture, our return on sales of products produced by the joint venture would be adversely affected. We are required to purchase the output of the joint venture for the first four years at a price that guarantees the return of São Martinho's investment plus a fixed interest rate. We may not be able to sell the output at a price that allows us to achieve anticipated, or any, level of profitability on the product we acquire under these terms. Similarly, the return that we are required to provide the joint venture for products after the first four years may have an adverse effect on the profitability we achieve from acquiring the mill's output. Finally, our purchase obligation with the mill requires us to purchase the output regardless of whether we have a customer for such output, and our results of operations and financial condition would be adversely affected if we are unable to sell the output that we are required to purchase.

If the joint venture is terminated, we would be required to buy the joint venture's assets at fair value and transfer them to another location. In that event, we could incur significant unexpected costs and be required to find alternative locations for our facility, which would substantially delay the commencement of production. In addition, if Amyris Brasil becomes controlled, directly or indirectly, by a competitor of São Martinho, then São Martinho has the right to acquire our interest in the joint venture and if São Martinho becomes controlled, directly or indirectly, by a competitor of ours, then we have the right to sell our interest in the joint venture to São Martinho. In either case, the purchase price is to be determined in accordance with the joint venture agreements, and we would continue to have the obligation to acquire products produced by the joint venture for the remainder of the term of the supply agreement then in effect even though we might no longer be involved in the joint venture's management.

We consolidate our joint venture with São Martinho in accordance with the guidance for consolidation of variable interest entities, which requires an ongoing assessment of whether we have the power to direct the activities that most significantly impact the joint venture's economic performance. We may be unable to consolidate this joint venture in the future, if we no longer meet the requirements for consolidation as a variable interest entity.

We plan to enter into arrangements with Brazilian sugar and ethanol producers to produce a substantial portion of our products, and if we are not able to complete these arrangements in a timely manner and on terms favorable to us, our business will be adversely affected.

To expand our production in Brazil beyond that of our initial production facilities with Biomin, Antibióticos, Tate & Lyle, São Martinho and Paraíso Bioenergia, we intend to enter into agreements with sugar and ethanol producers in Brazil that require them to make a substantial capital or operating contribution to produce our renewable products. In return, we expect to provide them with a share of the higher gross margin we believe we will realize from the sale of these products relative to their existing products. There can be no assurance that a sufficient number of Brazilian sugar and ethanol mill owners will accept the opportunity to partner with us for the production of our products, whether on those terms or at all. Reluctance on the part of mill owners may be caused, for example, by their failure to understand our technology or product opportunities or agree with the greater economic benefits that we believe they can achieve from partnering with us. Mill owners may also be reluctant or unable to obtain needed capital, or they may be limited by existing contractual obligations with other third parties, liability, health and safety concerns, additional maintenance, training, operating and other ongoing expenses. We have entered into letters of intent with certain Brazilian sugar and ethanol producers to produce our products and São Martinho has the option for production at a second mill, but these do not bind either the mill owner or us to enter into and proceed with a formal relationship. In addition, there are numerous issues regarding these mill relationships that must be successfully negotiated with each of the mill owners and we may not be successful in completing these negotiations. Even if sugar and ethanol producers are willing to build new facilities and produce our products, they may do so only on economic terms that place more of the cost, or confer less of the economic return, on us than we currently anticipate. If we are not successful in negotiations with sugar and ethanol mill owners, our cost of gaining this production capacity may be higher than we anticipate in terms of up-front costs, capital expenditure or lost future returns, and we may not gain the production base that we need in Brazil to allow us to grow our business.

Building new, bolt-on facilities adjacent to existing sugar and ethanol mills for production of our products requires significant capital, and if mill owners are unwilling to contribute capital, or do not have or have access to this capital, production of our products would be more limited or more expensive than expected and our business would be harmed.

We expect to expand our production capacity over time using a capital light approach, through which mill owners would invest a substantial portion or all of the capital needed to build our bolt-on production facilities, in exchange for a share of the higher gross margin from the sale of our renewable chemicals and fuels, as compared to their current products. Mill owners may perceive this construction as a costly process requiring substantial capital or operating contribution. Mill owners may not have sufficient capital of their own for this purpose or may not be willing or able to secure financing. As a result, they may choose not to contribute the amount of capital that we anticipate or may need to seek external sources of financing, which may not be available. If the mill owner needs to obtain financing through debt, we may be required to provide a guarantee. Furthermore, even if we are able to establish mill relationships where mill owners contribute desired levels of capital, we will be required to contribute significant capital ourselves, as is the case with the facilities at Biomin, Antibióticos, Tate & Lyle, São Martinho and Paraíso Bioenergia. As we add relationships and commit to building additional production facilities, we will require additional financial resources to finance such projects, which could include equity financing, debt and additional contributions from existing and new collaboration partners. Even if sugar and ethanol producers are attracted to the opportunity, they may not be able to obtain credit to pursue it, which could adversely affect our ability to develop the production capacity needed to allow us to grow our business.

Our reliance on contract manufacturers for near term production exposes us to risks relating to the costs, contractual terms, location, equipment installation, technology transfer and availability of that contract manufacturing and could adversely affect our growth.

We commenced commercial production of Biofene and some specialty chemical products in 2011 through the use of contract manufacturers, and we anticipate that we will continue to use contract manufacturers for the next several years. Setting up sufficient contract manufacturing facilities requires us to make significant capital expenditures, which reduces our cash and subjects us to losses from depreciation. For example, we have incurred, and expect to continue to incur, significant capital expenditures in connection with our contract manufacturing arrangements, including Biomin in Brazil, Tate & Lyle in the U.S., and Antibióticos in Spain. In addition, many of our contract manufacturing agreements contain terms that commit us to pay for such capital expenditures and other costs incurred by the plant operators and owners, which could result in contractual liability for us even if we determine that we no longer wish to pursue a particular contract manufacturing arrangement. Some of such agreements also contain requirements to pay bonuses for milestone achievements by the contractor, minimum offtake requirements with penalties for failure to purchase specified amounts in a given period, and other terms that create contingent liabilities or other obligations for us. Any failure to comply with such requirements could result in legal claims against us, resulting in additional liability and diverting management attention, which could have a material adverse effect on our business.

Furthermore, we cannot be sure that contract manufacturers will be available when we need their services, that they will be willing to dedicate a portion of their capacity to our projects, or that we will be able to reach acceptable price and other terms with them for the provision of their production services. If we are unable to secure the services of such third parties when and as needed, we may lose customer opportunities and the growth of our business may be impaired. Also, in order for production to commence under our contract manufacturing arrangements, we will generally have to provide equipment needed for the production of our products and we cannot be assured that such equipment can be ordered, or installed, on a timely basis, at acceptable costs, or at all. In addition, to establish new manufacturing facilities we need to transfer our yeast strains and production processes from lab to commercial plants controlled by third parties, which may pose technical or operational challenges that delay production or increase our costs.

The locations of contract manufacturers can pose additional cost, logistics and feedstock challenges. If production capacity is available at a plant that is remote from usable chemical finishing or distribution facilities, or from customers, we will be required to incur additional expenses in shipping products to other locations. Such costs could include shipping costs, compliance with export and import controls, tariffs and additional taxes, among others. In addition, we may be required to use feedstock from a particular region for a given production facility. The feedstock available in a particular region may not be the least expensive or most effective feedstock for production, which could significantly raise our overall production cost until we are able to optimize the supply chain. For example, we currently rely on Antibióticos in Spain for a large percentage of our production volume. This reliance means that we must ship Biofene produced in Spain to satisfy demand in various locations around the world. In addition, Antibióticos uses non-sugarcane syrup as its feedstock source, which results in higher production costs than using Brazilian sugarcane syrup used in our Brazilian facilities.

We rely on third parties for process development and such third parties may not be successful in helping us achieve the production efficiency we need.

We have outsourced some of our production process development to contract manufacturers and other third parties and are relying on them to help us achieve production efficiency in our commercial scale-up efforts. Such third parties may not perform this work as well as we need them to in order for us to produce our products in a commercially viable manner. For example, third parties may prioritize other projects or customers or lack expertise or resources at any given time. Failures to develop our production process could prevent us from being able to offer our planned products at competitive prices, on the timeline we expect, or at all. In addition, we expect that our production costs using contract manufacturers will be higher, based on scale of operations, feedstock and contract manufacturing economics, than the costs to produce our products in sugar and ethanol mills with which we have entered into long term relationships.

If we are unable to decrease our production costs, we may not be able to produce our products at competitive prices and our ability to grow our business will be limited.

Currently, our costs of production are not low enough to allow us to offer many of our planned products at competitive prices. For us to establish significant sales of our specialty chemicals or fuels, we must achieve commercially-viable production efficiencies and cost structures. Our production cost depends on many factors that could have a negative effect on our ability to offer our planned products at competitive prices. For example, the price of feedstock and our ability to build large-scale production capacity will have a significant impact on our pricing. Other factors that impact our production cost include yield, productivity, separation efficiency and chemical process efficiency. Yield refers to the amount of the desired molecule that can be produced from a fixed amount of feedstock. Productivity represents the rate at which our product is produced by a given yeast strain. Separation efficiency refers to the amount of desired product produced in the fermentation process that we are able to extract and the time that it takes to do so. Chemical process efficiency refers to the cost and yield for the chemical finishing steps that convert our target molecule into a desired product. In order to successfully enter transportation fuels and certain chemical markets, we must produce those products at significantly lower cost, which will require both substantially higher yields than we have achieved to date and other significant improvements in production efficiency, including in productivity and in separation and chemical process efficiencies. There can be no assurance that we will be able to make these improvements or reduce our production costs sufficiently to offer our planned products at competitive prices, and any such failure could have a material adverse impact on our business and prospects.

Our ability to establish substantial commercial sales of our products is subject to many risks, any of which could prevent or delay revenue growth and adversely impact our customer relationships, business and results of operations.

There can be no assurance that our products will be approved or accepted by customers, that customers will choose our products over competing products, or that we will be able to sell our products profitably at prices and with features sufficient to establish demand. Although we have begun to sell squalane and some diesel, we are in the very early stages of selling our products into the commercial markets we are targeting. Our sales and marketing efforts for our initial products are primarily focused on a small number of target customers and we will need to convince them that our products are comparable to or better than products they currently use that we seek to replace, both in terms of cost and performance. In addition, these customers will need to complete product qualification procedures, which may not be achieved in a timely manner or at all. We also face various risks related to commercial production, including obtaining assistance of contract manufacturers, production process development and production efficiency as discussed in the production risk factors above.

Our manufacturing operations require sugar feedstock, and the inability to obtain such feedstock in sufficient quantities or in a timely manner may limit our ability to produce our products.

We anticipate that the production of our products will require large volumes of feedstock. In the near term, we will rely on a mixture of feedstock sources for use at our contract manufacturing operations, including corn-based dextrose, beet molasses and cane sugar. For our large-scale production facilities in Brazil, we expect to rely primarily on Brazilian sugarcane. We cannot predict the future availability or price of these various feedstocks, nor can we be sure that our mill partners, which we expect to supply the sugarcane feedstock necessary to produce our products in Brazil, will be able to supply it in sufficient quantities or in a timely manner. Furthermore, to the extent we are required to rely on sugar feedstock other than Brazilian sugarcane, the cost of such feedstock may be higher than we expect, increasing our anticipated production costs. Feedstock crop yields and sugar content depend on weather conditions, such as rainfall and temperature that vary. Weather conditions have historically caused volatility in the ethanol and sugar industries by causing crop failures or reduced harvests. Excessive rainfall can adversely affect the supply of sugarcane and other sugar feedstock available for the production of our products by reducing the sucrose content and limiting growers' ability to harvest. Crop disease and pestilence can also occur from time to time and can adversely affect feedstock growth, potentially rendering useless or unusable all or a substantial portion of affected harvests. With respect to sugarcane, our initial primary feedstock, the limited amount of time during which it keeps its sugar content after harvest and the fact that sugarcane is not itself a traded commodity increases these risks and limits our ability to substitute supply in the event of such an occurrence. If production of sugarcane or any other feedstock we may use to produce our products is adversely affected by these or other conditions, our production will be impaired, and our business will be adversely affected.

We have entered into a number of agreements for the development, initial commercialization and sale of certain products that contain important technical, development and commercial milestones. If we do not meet those milestones our future revenue and financial results will be harmed.

We have entered into a number of agreements regarding arrangements for the further development of certain of our products and, in some cases, for ultimate sale to the customer under the agreement. None of these agreements affirmatively obligates the other party to purchase specific quantities of any products at this time, and these agreements contain important conditions that must be satisfied before any such purchases may be made. These conditions include research and development milestones and technical specifications that must be achieved to the satisfaction of our customers, which we cannot be certain we will achieve. Some agreements provide that we will not initiate sales until we achieve advances in production efficiency to lower production costs. In addition, these agreements contain exclusivity and other terms that may limit our ability to commercialize our products and technology in ways that we do not currently envision. If we do not achieve these contractual milestones, our revenues and financial results will be harmed.

Our relationship with our strategic partner Total may have a substantial impact on our company.

We have entered into a strategic relationship with Total. As part of this relationship, Total has made a significant equity investment in our company and has certain board membership rights, as well as certain first negotiation rights in the event of a sale of our company. As a result, Total will have access to a significant amount of information about our company and the ability to influence our management and affairs. Total's right of first negotiation may adversely affect our ability to complete a change in control transaction that our Board of Directors believes is in the best interests of stockholders other than Total.

We also entered into a license, development, research and collaboration agreement with an affiliate of Total, under which we may develop, produce and commercialize products with Total. The agreement provides for Total to pay up to the first $50.0 million in research costs for selected research and development projects, but we must agree with Total on the product development projects we wish to pursue. Although we have agreed on two initial product development programs, we have not yet finalized all relevant terms and conditions for those programs. We cannot be certain that we will agree on any future product development projects. Our ability to successfully pursue product development under this agreement will depend, among other things, on our ability to work cooperatively with Total. If we cannot agree to the final terms and conditions for our initial projects, or agree on any subsequent projects, then we would not receive the research and development funding we expect from Total, and this could adversely affect our product development plans and would lead to an impairment of our deferred charged assets. In addition, Total has a right of first negotiation with us with respect to exclusive commercialization arrangements that we would propose to enter into with certain third parties, as well as the right to purchase any of our products on terms not less favorable than those offered to or received by us from third parties in any market where Total or its affiliates have a significant market position. These rights might inhibit potential strategic partners or potential customers from entering into negotiations with us about future business opportunities. Further, the agreement is complex and covers a range of future activities, and disputes may arise between us and Total that could delay the programs on which we are working or could prevent the commercialization of products developed under our collaboration agreement. Total also has the right to terminate the collaboration agreement in the event we undergo a sale or change of control to certain entities, which could discourage a potential acquirer from making an offer to acquire us.

In November 2011, we entered into an amendment of the collaboration agreement that provides for an exclusive strategic collaboration for the development of renewable diesel products and contemplates that the parties will establish a joint venture for the production and commercialization of such renewable diesel products on an exclusive, worldwide basis. It also provides that commercialization and production of jet fuel, already under development pursuant to the original collaboration agreement, would be conducted on an exclusive, worldwide basis through the same joint venture. Further, the amendment provides the joint venture with the right to produce and commercialize certain other chemical products made through the use of our technology on a non-exclusive basis. In addition to requiring us to work with Total in these key strategic areas of our business, the amendment contains a number of provisions that create contractual risk for us. These include various provisions that allow Total to terminate its efforts with respect to the development project, reduce its funding, not participate in the joint venture, and/or require royalty payments by us. For example, the amendment provides that definitive agreements to form the joint venture must be in place by March 31, 2012 (or another date as agreed to by the parties) or the renewable diesel program, including any further collaboration payments by Total related to the renewable diesel program, will terminate. The continuation of the renewable diesel program and the formation of the joint venture are also subject to certain mutual intellectual property due diligence conditions. Under the amendment, each party retains certain rights to independently produce and sell renewable diesel under specified circumstances subject to paying royalties to the other party. In addition, Total has an option, upon completion of the renewable diesel program, to notify us that it does not wish to pursue production or commercialization of renewable diesel under the amendment. If Total exercises this right, we are obligated pay Total specified royalties based on our net income. Such royalty payments would also include a share of net proceeds received by us from any sale of our renewable diesel business.

An increase in the price and profitability of ethanol and sugar relative to our products could adversely affect our arrangements with sugar and ethanol producers.

In order to induce owners of sugar and ethanol facilities to produce our products, we generally have planned to compensate them for the feedstock consumed in the production of our products in an amount equal to the revenue they would have realized had they instead produced their traditional products, plus any incremental costs incurred in the production of our products over their usual production costs. Also, as we sell our products, we expect to share a portion of the realized gross margin with these mill owners. An increase in the price of ethanol or sugar relative to the price at which we can sell our products could result in the cost of our products increasing without a corresponding increase in the price at which we can sell our products. In this event our results of operations would be adversely affected. If ethanol prices are sufficiently high that the return from converting a given amount of sugarcane to ethanol exceeds the return from converting that amount of sugarcane into our products, then we will have to compensate the mill owner for that loss or risk the mill owner reverting to the production of ethanol and not producing our products at all. Many factors could cause this unfavorable price dislocation. If sugar prices increase over a sustained period of time, this may encourage sugar production at the expense of ethanol in mills with flexibility to produce both products, which in turn could cause domestic prices in Brazilian reais for ethanol to increase. In addition, the Brazilian government currently requires the use of anhydrous ethanol as a gasoline additive. Any change in these government policies could affect ethanol demand in a way that discourages mill owners from producing our products.

The price of sugarcane feedstock can be volatile as a result of changes in industry policy and may increase the cost of production of our products.

In Brazil, Conselho dos Produtores de Cana, Açúcar e Álcool (Council of Sugarcane, Sugar and Ethanol Producers), or Consecana, an industry association of producers of sugarcane, sugar and ethanol, sets market terms and prices for general supply, lease and partnership agreements for sugarcane. Changes in such prices and terms could result in higher sugarcane prices and/or a significant decrease in the volume of sugarcane available for the production of our products. If Consecana were to cease to be involved in this process, such prices and terms could become more volatile. Any of these events could adversely affect our business and results of operations.

Our initial large-scale commercial production capacity is planned for Brazil, and our business will be adversely affected if we do not operate effectively in that country.

For the foreseeable future, we will be subject to risks associated with the concentration of essential product sourcing and operations in Brazil. In the past, the Brazilian economy was characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has changed in the past, and may change in the future, monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. For example, the government's actions to control inflation have at times involved setting wage and price controls, adjusting interest rates, imposing taxes and exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future. For example, the Brazilian government may take actions to support state-controlled entities in our industry that could adversely affect us. Our business, financial performance and prospects may be adversely affected by, among others, the following factors:

- delays or failures in securing licenses, permits or other governmental approvals necessary to build and operate facilities and use our yeast strains to produce products;
- rapid consolidation in the sugar and ethanol industries in Brazil, which could result in a decrease in competition;
- political, economic, diplomatic or social instability in or affecting Brazil;
- changing interest rates;
- tax burden and policies;
- effects of changes in currency exchange rates;
- exchange controls and restrictions on remittances abroad;
- inflation;
- land reform movements;
- export or import restrictions that limit our ability to move our products out of Brazil or interfere with the import of essential materials into Brazil;
- changes in or interpretations of foreign regulations that may adversely affect our ability to sell our products or repatriate profits to the U.S.;
- tariffs, trade protection measures and other regulatory requirements;
- successful compliance with U.S. and foreign laws that regulate the conduct of business abroad;

- an inability, or reduced ability, to protect our intellectual property in Brazil including any effect of compulsory licensing imposed by government action; and
- difficulties and costs of staffing and managing foreign operations.

Such factors could have a material adverse impact on our results of operations and financial condition.

We cannot predict whether the current or future Brazilian government will implement changes to existing policies on taxation, exchange controls, monetary strategy and social security, among others. We cannot estimate the impact of any such changes on the Brazilian economy or our operations.

We may face risks relating to the use of our genetically modified yeast strains and if we are not able to secure regulatory approval for the use of our yeast strains or if we face public objection to our use of them, our business could be adversely affected.

The use of genetically-modified microorganisms, or GMMs, such as our yeast strains, is subject to laws and regulations in many countries, some of which are new and some of which are still evolving. Public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and GMMs could influence public acceptance of our technology and products. In the U.S., the Environmental Protection Agency, or EPA, regulates the commercial use of GMMs as well as potential products from the GMMs. While the strain of genetically modified yeast that we currently use for the development and anticipate using for the commercial production of our target molecules, *S. cerevisiae*, is eligible for exemption from EPA review because it is recognized as posing a low risk, we must satisfy certain criteria to achieve this exemption, including but not limited to use of compliant containment structures and safety procedures, and we cannot be sure that we will meet such criteria in a timely manner, or at all. If exemption of *S. cerevisiae* is not obtained, our business may be substantially harmed. In addition to *S. cerevisiae*, we may seek to use different GMMs in the future that will require EPA approval. If approval of different GMMs is not secured, our ability to grow our business could be adversely affected.

In Brazil, GMMs are regulated by the National Biosafety Technical Commission, or CTNBio. We have obtained approval from CTNBio to use GMMs in a contained environment in our Campinas facilities for research and development purposes as well as at Biomin, our first contract manufacturing facility in Brazil. In addition, we have obtained initial commercial approval from CTNBio for one of our current yeast strains. As we continue to develop new yeast strains and deploy our technology at new production facilities in Brazil, we will be required to obtain further approvals from CTNBio in order to use these strains in commercial production in Brazil. We may not be able to obtain approvals from relevant Brazilian authorities on a timely basis, or at all, and if we do not, our ability to produce our products in Brazil would be impaired, which would adversely affect our results of operations and financial condition.

In addition to our production operations in the U.S. and Brazil, we have entered into a contract manufacturing agreement with Antibióticos in Spain and expect to identify other locations for production around the world. The use of GMM technology is strictly regulated in the European Union, which has established various directives for member states regarding regulation of the use of such technology, including notification processes for contained use of such technology. We expect to encounter GMM regulations in most if not all of the countries in which we may seek to establish production capabilities, and the scope and nature of these regulations will likely be different from country to country. If we cannot meet the applicable requirements in other countries in which we intend to produce products using our yeast strains, or if it takes longer than anticipated to obtain such approvals, our business could be adversely affected.

We may not be able to obtain regulatory approval for the sale of our renewable products.

Our renewable chemical products may be subject to government regulation in our target markets. In the U.S., the EPA administers the Toxic Substances Control Act, or TSCA, which regulates the commercial registration, distribution, and use of many chemicals. Before an entity can manufacture or distribute significant volumes of a chemical, it needs to determine whether that chemical is listed in the TSCA inventory. If the substance is listed, then manufacture or distribution can commence immediately. If not, then in most cases a

"Chemical Abstracts Service" number registration and pre-manufacture notice must be filed with the EPA, which has up to 180 days to review the filing. Some of the products we produce or plan to produce, such as Biofene and squalane, are already in the TSCA inventory. Others, such as our lubricants, farnesane (diesel) and new jet fuel molecules, are not yet listed. We may not be able to expediently receive approval from the EPA to list the molecules we would like to make on the TSCA registry, resulting in delays or significant increases in testing requirements. A similar program exists in the European Union, called REACH (Registration, Evaluation, Authorization, and Restriction of Chemical Substances). We similarly need to register our products with the European Commission, and this process could cause delays or significant costs. To the extent that other geographies, such as Brazil, may rely on TSCA or REACH for chemical registration in their geographies, delays with the U.S. or European authorities may subsequently delay entry into these markets as well.

Our diesel fuel is subject to regulation by various government agencies, including the EPA and the California Air Resources Board in the U.S. and Agência Nacional do Petróleo, or ANP, in Brazil. To date, we have obtained registration with the EPA for the use of our diesel in the U.S. at a 35% blend rate with petroleum diesel. We are currently working to secure ANP approval for use of our diesel in Brazil at a 10% blend rate. We are also currently in the process of registration of our fuel with the California Air Resources Board and the European Commission. Registration with each of these bodies is required for the sale and use of our fuels within their respective jurisdictions. In addition, for us to achieve full access to the U.S. fuels market for our fuel products, we will need to obtain EPA and California Air Resources Board (and potentially other state agencies) certifications for our feedstock pathway and production facilities, including certification of a feedstock lifecycle analysis relating to greenhouse gas emissions. Any delay in obtaining these additional certifications could impair our ability to sell our renewable fuels to refiners, importers, blenders and other parties that produce transportation fuels as they comply with Federal and state requirements to include certified renewable fuels in their products.

We expect to encounter regulations in most if not all of the countries in which we may seek to sell our renewable chemical and fuel products, and we cannot assure you that we will be able to obtain necessary approvals in a timely manner or at all. If our chemical and fuel products do not meet applicable regulatory requirements in a particular country or at all, then we may not be able to commercialize our products and our business will be adversely affected.

We cannot assure you that our products will be approved or accepted by customers in specialty chemical markets.

The markets we intend to enter first are primarily those for specialty chemical products used by large consumer products or specialty chemical companies. In entering these markets, we intend to sell our products as alternatives to chemicals currently in use, and in some cases the chemicals that we seek to replace have been used for many years. The potential customers for our molecules generally have well developed manufacturing processes and arrangements with suppliers of the chemical components of their products and may have a resistance to changing these processes and components. These potential customers frequently impose lengthy and complex product qualification procedures on their suppliers, influenced by consumer preference, manufacturing considerations such as process changes and capital and other costs associated with transitioning to alternative components, supplier operating history, regulatory issues, product liability and other factors, many of which are unknown to, or not well understood by, us. Satisfying these processes may take many months or years. If we are unable to convince these potential customers that our products are comparable to the chemicals that they currently use or that the use of our products is otherwise to their benefits, we will not be successful in entering these markets and our business will be adversely affected.

If we are unable to satisfy the significant product qualification requirements of equipment manufacturers, we may not be able to successfully enter markets for transportation fuels, and our business would be adversely affected.

In order for our diesel fuel product to be accepted in various countries around the world, diesel engine manufacturers must determine that the use of our fuels in their equipment will not invalidate product warranties and that they otherwise regard our diesel as an acceptable fuel. In addition, we must successfully demonstrate to these manufacturers that our fuel does do not degrade the performance or reduce the life cycle of their engines or cause them to fail to meet emissions standards. Meeting these suitability standards can be a time consuming and expensive process, and we may invest substantial time and resources into such qualification efforts without ultimately securing approval. To date, our diesel fuel products have achieved limited approvals from certain engine manufacturers, but we cannot be assured that other engine or vehicle manufacturers or fleet operators, will approve usage of our fuels. Although our diesel fuel satisfies existing pipeline operator and fuel distributor requirements, such fuel has not been reviewed nor transported by such operators as of this date. If these operators impose volume limitations on the transport of our fuels, our ability to sell our fuels may be impaired.

Our ability to sell a jet fuel product will be subject to the same types of qualification requirements as our diesel fuel, although we believe the qualification process will take longer and will be more expensive than the process for diesel.

We expect our international operations to expose us to the risk of fluctuation in currency exchange rates and rates of foreign inflation, which could adversely affect our results of operations.

We currently incur some costs and expenses in Brazilian reais and may in the future incur additional expenses in foreign currencies and derive a portion of our revenues in the local currencies of customers throughout the world. As a result, our revenues and results of operations are subject to foreign exchange fluctuations, which we may not be able to manage successfully. During the past few decades, the Brazilian currency in particular has faced frequent and substantial exchange rate fluctuations in relation to the U.S. dollar and other foreign currencies. There can be no assurance that the real will not significantly appreciate or depreciate against the U.S. dollar in the future.

We bear the risk that the rate of inflation in the foreign countries where we incur costs and expenses or the decline in value of the U.S. dollar compared to those foreign currencies will increase our costs as expressed in U.S. dollars. For example, future measures by the Central Bank of Brazil to control inflation, including interest rate adjustments, intervention in the foreign exchange market and changes to the fixed the value of the real, may weaken the U.S. dollar in Brazil. Whether in Brazil or otherwise, we may not be able to adjust the prices of our products to offset the effects of inflation or foreign currency appreciation on our cost structure, which could increase our costs and reduce our net operating margins. If we do not successfully manage these risks through hedging or other mechanisms, our revenues and results of operations could be adversely affected.

We expect to face competition for our specialty chemical and transportation fuels products from providers of petroleum-based products and from other companies seeking to provide alternatives to these products, and if we cannot compete effectively against these companies or products we may not be successful in bringing our products to market or further growing our business after we do so.

We expect that our renewable products will compete with both the traditional, largely petroleum-based specialty chemical and fuels products that are currently being used in our target markets and with the alternatives to these existing products that established enterprises and new companies are seeking to produce.

In the specialty chemical markets that we are initially seeking to enter, and in other chemical markets that we may seek to enter in the future, we will compete primarily with the established providers of chemicals currently used in these products. Producers of these incumbent products include global oil companies, large international chemical companies and other companies specializing in specific products, such as squalane or essential oils. We may also compete in one or more of these markets with products that are offered as alternatives to the traditional petroleum-based or other traditional products being offered in these markets.

In the transportation fuels market, we expect to compete with independent and integrated oil refiners, advanced biofuels companies and biodiesel companies. These refiners compete with us by selling traditional fuel products and some are also pursuing hydrocarbon fuel production using non-renewable feedstocks, such as natural gas and coal, as well as processes using renewable feedstocks, such as vegetable oil and biomass. We also expect to compete with companies that are developing the capacity to produce diesel and other transportation fuels from renewable resources in other ways. These include advanced biofuels companies using specific enzymes that they have developed to convert cellulosic biomass, which is non-food plant material such as wood chips, corn stalks and sugarcane bagasse, into fermentable sugars. Similar to us, some companies are seeking to use engineered enzymes to convert sugars, in some cases from cellulosic biomass and in others from natural sugar sources, into renewable diesel and other fuels. Biodiesel companies convert vegetable oils and animal oils into diesel fuel and some are seeking to produce diesel and other transportation fuels using thermochemical methods to convert biomass into renewable fuels.

With the emergence of many new companies seeking to produce chemicals and fuels from alternative sources, we may face increasing competition from alternative fuels and chemicals companies. As they emerge, some of these companies may be able to establish production capacity and commercial partnerships to compete with us. If we are unable to establish production and sales channels that allow us to offer comparable products at attractive prices, we may not be able to compete effectively with these companies.

We believe the primary competitive factors in both the chemicals and fuels markets are:

- product price;
- product performance and other measures of quality;
- infrastructure compatibility of products;
- sustainability; and
- dependability of supply.

The oil companies, large chemical companies and well-established agricultural products companies with whom we compete are much larger than we are, have, in many cases, well developed distribution systems and networks for their products, have valuable historical relationships with the potential customers we are seeking to serve and have much more extensive sales and marketing programs in place to promote their products. In order to be successful, we must convince customers that our products are at least as effective as the traditional products they are seeking to replace and must provide our products on a cost-competitive basis with these traditional products and other available alternatives. Some of our competitors may use their influence to impede the development and acceptance of renewable products of the type that we are seeking to produce.

We believe that for our chemical products to succeed in the market, we must demonstrate that our products are comparable alternatives to existing products and to any alternative products that are being developed for the same markets based on some combination of product cost, availability, performance, and consumer preference characteristics. With respect to our diesel and other transportation fuels products, we believe that our product must perform as effectively as petroleum-based fuel, or alternative fuels, and be available on a cost-competitive basis. In addition, with the wide range of renewable fuels products under development, we must be successful in reaching potential customers and convincing them that ours are effective and reliable alternatives.

Amyris Fuels currently competes with regional distributors in its purchase, distribution and sale of third party ethanol and reformulated ethanol-blended gasoline in the southeastern U.S. and competes with other suppliers based on price, convenience and reliability of supply.

A decline in the price of petroleum and petroleum-based products may reduce demand for many of our renewable products and may otherwise adversely affect our business.

We anticipate that most of our renewable products, and in particular our fuels, will be marketed as alternatives to corresponding petroleum-based products. If the price of oil falls, we may be unable to produce products that are cost-effective alternatives to their petroleum-based products. Declining oil prices, or the perception of a future decline in oil prices, may adversely affect the prices we can obtain from our potential customers or prevent potential customers from entering into agreements with us to buy our products. During sustained periods of lower oil prices we may be unable to sell some of our products, which could materially and adversely affect our operating results.

Our pursuit of new product opportunities may not be technically feasible, which would limit our ability to expand our product line and sources of revenues.

Our technology provides us with the capability to genetically engineer microbes to produce potentially thousands of types of molecules. In order to grow our business over time we will need to, and we intend to, commit substantial resources, alone or with collaboration partners, to the development and analysis of these new molecules and the new pathways, or microbial strains, required to produce them. There is no guarantee that we will be successful in creating microbial strains that are capable of producing each target molecule or that the molecule can be produced with the required purity profile for a given market in a cost effective manner. For example, some target molecules may be "toxic" to the microbe, which means that the production of the molecule kills the microbe. Other molecules may be biologically producible in small amounts but cannot be produced in quantities adequate for commercial production. Alternatively, the compounds are produced in adequate quantities but, because they are volatile, we are unable to capture the compounds in commercially adequate quantities or at a commercially viable cost. In addition, some of our microbes may have longer production cycles that may make production of the target molecules more costly. If we are unable to resolve issues of this nature, we may not be able to expand our product line to introduce new sources of future revenues.

Changes in government regulations, including subsidies and economic incentives, could have a material adverse effect upon our business.

The market for renewable fuels is heavily influenced by foreign, federal, state and local government regulations and policies. Changes to existing or adoption of new domestic or foreign federal, state and local legislative initiatives that impact the production, distribution or sale of renewable fuels may harm our renewable fuels business. For example, in 2007, the U.S. Congress passed an alternative fuels mandate that called for more than 15 billion gallons of liquid transportation fuels sold in 2012 to come from alternative sources, including renewable fuels, a mandate that grows to 36 billion gallons by 2022. Of this amount, a minimum of 21 billion gallons must be advanced biofuels, mostly cellulosic, by 2022. In the U.S. and in a number of other countries, these regulations and policies have been modified in the past and may be modified again in the future. Any reduction in mandated requirements for fuel alternatives and additives to gasoline or diesel may cause demand for biofuels to decline and deter investment in the research and development of renewable fuels. In addition, in December 2011, the U.S. Congress did not renew legislation that extended tax credits to blenders of certain renewable fuel products and is not likely to renew them retroactively. The absence of tax credits, subsidies and other incentives in the U.S. and foreign markets for renewable fuels, or any inability of our customers to access such credits, subsidies and incentives, may adversely affect demand for our products and increase the overall cost of commercialization of our renewable fuels, which would adversely affect our renewable fuels business. In addition, in December 2011, a U.S. federal court found the State of California's Low Carbon Fuel Standard unconstitutional, which could have a negative impact on demand for advanced renewable fuels. The resulting market uncertainty regarding this and future standards and policies may also affect our ability to develop new renewable products or to license our technologies to third parties and to sell products to our end customers. Any inability to address these requirements and any regulatory or policy changes could have a material adverse effect on our business, financial condition and results of operations.

Concerns associated with renewable fuels, including land usage, national security interests and food crop usage, continue to receive legislative, industry and public attention. This could result in future legislation, regulation and/or administrative action that could adversely affect our business. Any inability to address these requirements and any regulatory or policy changes could have a material adverse effect on our business or the business of our partners or customers, financial condition and results of operations.

Furthermore, the production of our products will depend on the availability of feedstock, especially sugarcane. Agricultural production and trade flows are subject to government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives and import and export restrictions on agricultural commodities and commodity products, can influence the planting of certain crops, the location and size of crop production, whether unprocessed or processed commodity products are traded, the volume and types of imports and exports, and the availability and competitiveness of feedstocks as raw materials. Future government policies may adversely affect the supply of sugarcane, restrict our ability to use sugarcane to produce our products, and negatively impact our future revenues and results of operations.

We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

We use hazardous chemicals and radioactive and biological materials in our business and are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials both in the U.S. and overseas. Although we have implemented safety procedures for handling and disposing of these materials and waste products in an effort to comply with these laws and regulations, we cannot be sure that our safety measures are compliant or capable of eliminating the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. There can be no assurance that violations of environmental, health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present, or future laws could result in the imposition of fines, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations, and our liability may exceed our total assets. Liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business.

Our financial results could vary significantly from quarter to quarter and are difficult to predict.

Our revenues and results of operations could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. Factors that could cause our quarterly results of operations to fluctuate include:

- achievement, or failure to achieve, technology, product development or manufacturing milestones needed to allow us to enter identified markets on a cost effective basis;
- delays or greater than anticipated expenses associated with the completion or commissioning of new production facilities, or the time to ramp up and stabilize production following completion of a new production facility;
- disruptions in the production process at any facility where we produce our products;
- the timing, size and mix of sales to customers for our products;
- increases in price or decreases in availability of feedstock;
- the unavailability of contract manufacturing capacity altogether or at anticipated cost;
- fluctuations in foreign currency exchange rates;
- gains or losses associated with our hedging activities, especially in Amyris Fuels;
- fluctuations in the price of and demand for sugar, ethanol, and petroleum-based and other products for which our products are alternatives;
- seasonal production and sale of our products;

- the effects of competitive pricing pressures, including decreases in average selling prices of our products;
- unanticipated expenses associated with changes in governmental regulations and environmental, health and safety requirements;
- reductions or changes to existing fuel and chemical regulations and policies;
- departure of executives or other key management employees;
- our ability to use our net operating loss carry forwards to offset future taxable income;
- business interruptions such as earthquakes and other natural disasters;
- our ability to integrate businesses that we may acquire;
- risks associated with the international aspects of our business; and
- changes in general economic, industry and market conditions, both domestically and in our foreign markets.

Due to these factors and others the results of any quarterly or annual period may not meet our expectations or the expectations of our investors and may not be meaningful indications of our future performance.

Disruption of transportation and logistics services or insufficient investment in public infrastructure could adversely affect our business.

We intend to conduct initial large-scale manufacturing of most of our renewable products in Brazil, where existing transportation infrastructure is underdeveloped. Substantial investments required for infrastructure changes and expansions may not be made on a timely basis or at all. Any delay or failure in making the changes to or expansion of infrastructure could harm demand or prices for our renewable products and impose additional costs that would hinder their commercialization.

In Brazil, a substantial portion of commercial transportation is by truck, which is significantly more expensive than the rail transportation available to U.S. and certain other international producers. Our dependence on truck transport may affect our production cost and, consequently, impair our ability to compete with petroleum-sourced products in local and world markets.

We may not continue to operate a fuels marketing and distribution business, which could have a material adverse effect on our revenues.

Amyris Fuels currently purchases ethanol produced by third parties and gasoline and sells both pure ethanol and ethanol-blended gasoline to wholesale customers. To date, these sales have accounted for nearly all of our revenue, with substantially all of the remainder coming from grants and collaborations. If we establish our joint venture with Total, we believe we may no longer need the capabilities represented by Amyris Fuels. We may not be able to replace the revenues lost if we transition out of the Amyris Fuels business, particularly in 2012 and 2013 while we continue our efforts to establish our renewable products business.

Our fuels marketing and distribution business depends on purchasing and reselling ethanol produced by third parties and reformulated ethanol-blended gasoline, which may not be available to us on favorable terms or at all and which subjects us to distribution and environmental risks.

Amyris Fuels currently purchases and sells ethanol and reformulated ethanol-blended gasoline under short-term agreements and in spot transactions. In the near term, we plan to continue the purchase and sale of ethanol and reformulated ethanol-blended gasoline and to hedge the price volatility of ethanol and gasoline using futures contracts. We cannot predict future market prices or other terms of any supply contracts that Amyris Fuels may enter into. We cannot assure you that Amyris Fuels will be able to purchase ethanol and reformulated ethanol-blended gasoline at favorable prices, allowing our ethanol and reformulated ethanol-blended gasoline marketing activities to be profitable. In addition, there can be no guarantee that futures contracts to hedge the risks from the purchase and sale of ethanol and gasoline will effectively mitigate risk as intended, that such hedging instruments will always be available, or that counterparties to such hedging contracts will honor their obligations. As a result of these pricing and hedging uncertainties, Amyris Fuels may incur operating losses, harming our results of operations and financial condition. In addition, in order to distribute and sell ethanol and reformulated ethanol-blended gasoline, Amyris Fuels needs access to certain terminal and other storage capacity for ethanol and reformulated ethanol-blended gasoline, and relies on providers of transportation and transloading services for the movement of ethanol and reformulated ethanol-blended gasoline. If Amyris Fuels is unable to access sufficient terminal and other storage capacity and/or to obtain transportation and transloading services on favorable terms, its business will be substantially harmed, which will reduce our future revenues and adversely affect our results of operations and financial condition. Furthermore, there are potential environmental hazards, including risk of spill or fire, associated with the movement and storage of fuel. Although Amyris maintains insurance coverage to mitigate its exposure to such risks, its liability coverage may not be sufficient for a catastrophic event.

Growth may place significant demands on our management and our infrastructure.

We have experienced, and may continue to experience, expansion of our business as we continue to make efforts to develop and bring our products to market. We have grown from 18 employees at the end of 2005 to 493 at December 31, 2011. We are working simultaneously on multiple projects to develop, produce and commercialize several types of renewable chemicals and fuels. Our growth and diversified operations have placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. In particular, continued growth could strain our ability to:

- manage multiple research and development programs;
- operate multiple manufacturing facilities around the world;
- develop and improve our operational, financial and management controls;
- enhance our reporting systems and procedures;
- recruit, train and retain highly skilled personnel;
- develop and maintain our relationships with existing and potential business partners;
- maintain our quality standards; and
- maintain customer satisfaction.

In addition, if we grow our organization too rapidly, we may be forced to scale back our headcount and other aspects of our operating structure to maintain alignment with changing strategies. For example, as part of our operating plan for 2012, we intend to reduce our cost structure by improving efficiency in our operations and reducing non-critical expenditures. We expect these efforts to include reductions to our workforce and adjustments to the timing and scope of planned capital expenditures in the coming quarters.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition would be harmed.

Our proprietary rights may not adequately protect our technologies and product candidates.

Our commercial success will depend substantially on our ability to obtain patents and maintain adequate legal protection for our technologies and product candidates in the U.S. and other countries. As of February 15, 2012, we had 66 issued U.S. and foreign patents and 279 pending U.S. and foreign patent applications that are owned by or licensed to us. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

We apply for patents covering both our technologies and product candidates, as we deem appropriate. However, we may fail to apply for patents on important technologies or product candidates in a timely fashion, or at all. Our existing and future patents may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products or technologies. In addition, the patent positions of companies like ours are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of patent claims has emerged to date in the U.S. and the landscape is expected to become even more uncertain in view of recent rule changes by the Patent and Trademark Office, or USPTO, the introduction of patent reform legislation in Congress and recent decisions in patent law cases by the U.S. Supreme Court. In addition, we obtained certain key U.S. patents using a procedure for accelerated examination recently implemented by the USPTO which requires special activities and disclosures that may create additional risks related to the validity or enforceability of the U.S. patents so obtained. The patent situation outside of the U.S. is even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. Moreover, we cannot be certain whether:

- we or our licensors were the first to make the inventions covered by each of our issued patents and pending patent applications;
- we or our licensors were the first to file patent applications for these inventions;
- others will independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our or our licensors' patents will be valid or enforceable;
- any patents issued to us or our licensors will provide us with any competitive advantages, or will be challenged by third parties;
- we will develop additional proprietary products or technologies that are patentable; or
- the patents of others will have an adverse effect on our business.

We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Even if patents are issued, they may not be sufficient to protect our technology or product candidates. The patents we own or license and those that may be issued in the future may be challenged, invalidated, rendered unenforceable, or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. In particular, U.S. patents we obtained using the USPTO accelerated examination program may introduce additional risks to the validity or enforceability of some or all of these specially-obtained U.S. patents if validity or enforceability are challenged. Moreover, third parties could practice our inventions in territories where we do not have patent protection or in territories where they could obtain a compulsory license to our technology where patented. Such third parties may then try to import products made using our inventions into the U.S. or other territories. Additional uncertainty may result from potential passage of patent reform legislation by the U.S. Congress, legal precedent by the U.S. Federal Circuit and Supreme Court as they determine legal issues concerning the scope and construction of patent claims and inconsistent interpretation of patent laws by the lower courts. Accordingly, we cannot ensure that any of our pending patent applications will result in issued patents, or even if issued, predict the breadth, validity and enforceability of the claims upheld in our and other companies' patents.

Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in certain foreign countries where the local laws may not protect our proprietary rights as fully as in the U.S. or may provide, today or in the future, for compulsory licenses. If competitors are able to use our technology, our ability to compete effectively could be harmed. Moreover, others may independently develop and obtain patents for technologies that are similar to, or superior to, our technologies. If that happens, we may need to license these technologies, and we may not be able to obtain licenses on reasonable terms, if at all, which could cause harm to our business.

We rely in part on trade secrets to protect our technology, and our failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We rely on trade secrets to protect some of our technology, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain and protect. Our strategy for contract manufacturing and scale-up of commercial production requires us to share confidential information with our Brazilian business partners and other parties. Our product development collaborations with third parties, including with Total, require us to share confidential information, including with employees of Total who are seconded to Amyris during the term of the collaboration. While we use reasonable efforts to protect our trade secrets, our or our business partners' employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them. We require new employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. Nevertheless, our proprietary information may be disclosed, or these agreements may be unenforceable or difficult to enforce. Additionally, trade secret law in Brazil differs from that in the U.S. which requires us to take a different approach to protecting our trade secrets in Brazil. Some of these approaches to trade secret protection may be novel and untested under Brazilian law and we cannot guarantee that we would prevail if our trade secrets are contested in Brazil. If any of the above risks materializes our failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Third parties may misappropriate our yeast strains.

Third parties, including contract manufacturers, sugar and ethanol mill owners, other contractors and shipping agents, often have custody or control of our yeast strains. If our yeast strains were stolen, misappropriated or reverse engineered, they could be used by other parties who may be able to reproduce the yeast strains for their own commercial gain. If this were to occur, it would be difficult for us to challenge and prevent this type of use, especially in countries where we have limited intellectual property protection or that do not have robust intellectual property law regimes.

If we are sued for infringing intellectual property rights or other proprietary rights of third parties, litigation could be costly and time consuming and could prevent us from developing or commercializing our future products.

Our commercial success depends on our ability to operate without infringing the patents and proprietary rights of other parties and without breaching any agreements we have entered into with regard to our technologies and product candidates. We cannot determine with certainty whether patents or patent applications of other parties may materially affect our ability to conduct our business. Our industry spans several sectors, including biotechnology, renewable fuels, renewable specialty chemicals and other renewable compounds, and is characterized by the existence of a significant number of patents and disputes regarding patent and other intellectual property rights. Because patent applications can take several years to issue, there may currently be pending applications, unknown to us, that may result in issued patents that cover our technologies or product candidates. We are aware of a significant number of patents and patent applications relating to aspects of our technologies filed by, and issued to, third parties. The existence of third-party patent applications and patents could significantly reduce the coverage of patents owned by or licensed to us and limit our ability to obtain meaningful patent protection. If we wish to make, use, sell, offer to sell, or import the technology or compound claimed in issued and unexpired patents owned by others, we will need to obtain a license from the owner, enter into litigation to challenge the validity of the patents or incur the risk of litigation in the event that the owner asserts that we infringe its patents. If patents containing competitive or conflicting claims are issued to third parties and these claims are ultimately determined to be valid, we may be enjoined from pursing research, development, or commercialization of products, or be required to obtain licenses to these patents, or to develop or obtain alternative technologies.

If a third-party asserts that we infringe upon its patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including:

- infringement and other intellectual property claims, which could be costly and time consuming to litigate, whether or not the claims have merit, and which could delay getting our products to market and divert management attention from our business;
- substantial damages for past infringement, which we may have to pay if a court determines that our product candidates or technologies infringe a competitor's patent or other proprietary rights;
- a court prohibiting us from selling or licensing our technologies or future products unless the holder licenses the patent or other proprietary rights to us, which it is not required to do; and
- if a license is available from a third party, we may have to pay substantial royalties or grant cross licenses to our patents or proprietary rights.

The industries in which we operate, and the biotechnology industry in particular, are characterized by frequent and extensive litigation regarding patents and other intellectual property rights. Many biotechnology companies have employed intellectual property litigation as a way to gain a competitive advantage. If any of our competitors have filed patent applications or obtained patents that claim inventions also claimed by us, we may have to participate in interference proceedings declared by the relevant patent regulatory agency to determine priority of invention and, thus, the right to the patents for these inventions in the U.S. These proceedings could result in substantial cost to us even if the outcome is favorable. Even if successful, an interference proceeding may result in loss of certain claims. Our involvement in litigation, interferences, opposition proceedings or other intellectual property proceedings inside and outside of the U.S., to defend our intellectual property rights or as a result of alleged infringement of the rights of others, may divert management time from focusing on business operations and could cause us to spend significant resources, all of which could harm our business and results of operations.

Many of our employees were previously employed at universities, biotechnology, specialty chemical or oil companies, including our competitors or potential competitors. We may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel and be enjoined from certain activities. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize our product candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

We may need to commence litigation to enforce our intellectual property rights, which would divert resources and management's time and attention and the results of which would be uncertain.

Enforcement of claims that a third party is using our proprietary rights without permission is expensive, time consuming and uncertain. Litigation would result in substantial costs, even if the eventual outcome is favorable to us and would divert management's attention from our business objectives. In addition, an adverse outcome in litigation could result in a substantial loss of our proprietary rights and we may lose our ability to exclude others from practicing our technology or producing our product candidates.

The laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and/or bioindustrial technologies. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Moreover, our efforts to protect our intellectual property rights in such countries may be inadequate.

Loss of key personnel, including key management personnel, and/or failure to attract and retain additional personnel could delay our product development programs and harm our research and development efforts and our ability to meet our business objectives.

Our business involves complex, global operations across a variety of markets and requires a management team and employee workforce that is knowledgeable in the many areas in which we operate. The loss of any key member of our management or key technical and operational employees, or the failure to attract or retain such employees could prevent us from developing and commercializing our products for our target markets and executing our business strategy. We may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among biotechnology and other technology-based businesses, particularly in the renewable chemicals and fuels area, or due to the availability of personnel with the qualifications or experience necessary for our business. In addition, in recent quarters our stock price has declined significantly, which reduces our ability to recruit and retain employees using equity compensation. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that will adversely affect our ability to meet the demands of our collaborators and customers in a timely fashion or to support our internal research and development programs. In particular, our product and process development programs are dependent on our ability to attract and retain highly skilled technical and operational personnel. Competition for such personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms. All of our employees are at-will employees, which mean that either the employee or we may terminate their employment at any time.

As we build our business, we will need to hire additional qualified research and development and management personnel to succeed. The process of hiring, training and successfully integrating qualified personnel into our operation, in both the U.S. and Brazil, is a lengthy and expensive one. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills and understanding of our technology and anticipated products, particularly in Brazil. Our failure to hire and retain qualified personnel could impair our ability to meet our research and development and business objectives and adversely affect our results of operations and financial condition.

We may be sued for product liability.

The design, development, production and sale of our products involve an inherent risk of product liability claims and the associated adverse publicity. We may be named directly in product liability suits relating to our products, even for defects resulting from errors of our commercial partners, contract manufacturers or chemical finishers. These claims could be brought by various parties, including customers who are purchasing products directly from us or other users who purchase products from our customers. We could also be named as co-parties in product liability suits that are brought against the contract manufacturers or Brazilian sugar and ethanol mills who produce our products. Insurance coverage is expensive, may be difficult to obtain and may not be available in the future on acceptable terms. We cannot assure you that our contract manufacturers or the sugar and ethanol producers who produce our products will have adequate insurance coverage to cover against potential claims. This insurance may not provide adequate coverage against potential losses, and if claims or losses exceed our liability insurance coverage, we may go out of business. In addition, insurance coverage may become more expensive, which would harm our results of operations.

During the ordinary course of business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our business and results of operations.

From time to time, we may in the ordinary course of business be named as a defendant in lawsuits, claims and other legal proceedings. These actions may seek, among other things, compensation for alleged personal injury, worker's compensation, employment discrimination, breach of contract, property damages, civil penalties and other losses of injunctive or declaratory relief. In the event that such actions or indemnities are ultimately resolved unfavorably at amounts exceeding our accrued liability, or at material amounts, the outcome could materially and adversely affect our reputation, business and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position.

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us and our independent registered public accounting firm to evaluate and report on our internal control over financial reporting beginning with this Annual Report on Form 10-K for the year ending December 31, 2011. The process of implementing our internal controls and complying with Section 404 is expensive and time consuming, and requires significant attention of management. We cannot be certain that these measures will ensure that we maintain adequate controls over our financial processes and reporting in the future. In addition, to the extent we create joint ventures or have any variable interest entities and the financial statements of such entities are not prepared by us, we will not have direct control over their financial statement preparation. As a result, we will, for our financial reporting, depend on what these entities report to us, which could result in us adding monitoring and audit processes and increase the difficulty of implementing and maintaining adequate controls over our financial processes and reporting in the future. This may be particularly true where we are establishing such entities with commercial partners that do not have sophisticated financial accounting processes in place, or where we are entering into new relationships at a rapid pace, straining our integration capacity. Additionally, if we do not receive the information from the joint venture or variable interest entity on a timely basis, this could cause delays in our external reporting. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including SEC action, ineligibility for short form resale registration, the suspension or delisting of our common stock from the stock exchange on which it is listed and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

If the value of our goodwill or other intangible assets becomes impaired, it could materially reduce the value of our assets and reduce our net income for the year in which the related impairment charges occur.

We apply the applicable accounting principles set forth in the U.S. Financial Accounting Standards Board's Accounting Standards Codification to our intangible assets (including goodwill), which prohibits the amortization of intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. There are several methods that can be used to determine the estimated fair value of the IPR&D acquired in a business combination. We utilized the "income method," which applies a probability weighting that considers the risk of development and commercialization, to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, pricing of similar products, and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. These assets are treated as indefinite-lived intangible assets until completion or abandonment of the projects, at which time the assets will be amortized over the remaining useful life or written off, as appropriate. If the carrying amount of the assets is greater than the measures of fair value, impairment is considered to have occurred and a write-down of the asset is recorded. Any finding that the value of our intangible assets has been impaired would require us to write-down the impaired portion, which could reduce the value of our assets and reduce our net income for the year in which the related impairment charges occur. As of December 31, 2011, we recorded a net carrying value of approximately $9.1 million in in-process research and development and goodwill associated with our acquisition of Draths Corporation.

Our ability to use our net operating loss carry forwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code, or Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating loss carry forwards, or NOLs, to offset future taxable income. If the Internal Revenue Service challenges our analysis that our existing NOLs are not subject to limitations arising from previous ownership changes, or if we undergo an ownership change, our ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability.

Loss of our government grant funding could impair our research and development efforts.

In 2010, we were awarded a $24.3 million "Integrated Bio-Refinery" grant from the U.S. Department of Energy, or DOE. The terms of this grant make the funds available to us to leverage and expand our existing Emeryville, California, pilot plant and support laboratories to develop U.S.-based production capabilities for renewable fuels and chemicals derived from sweet sorghum. Generally, government grant agreements have fixed terms and may be terminated, modified or recovered by the granting agency under certain conditions. For example, our grant requires us to implement substantial reporting, governance and other processes to comply with the grant contract, and we are subject to audits and reviews by government agencies with respect to such compliance. We have limited experience in complying with such government contract requirements, and any compliance failures can result in additional audits, burdensome corrective action plans, and significant penalties, up to and including termination, modification and recovery of the grant by the granting agency. Our first DOE audit was performed in 2011 for the year ended December 31, 2010, and as a result of the audit we were required to implement a corrective action plan with respect to certain administrative requirements. If the DOE terminates its grant agreement with us, our U.S.-based research and development activities could be impaired, which could harm our business.

Our headquarters and other facilities are located in an active earthquake zone, and an earthquake or other types of natural disasters affecting us or our suppliers could cause resource shortages and disrupt and harm our results of operations.

We conduct our primary research and development operations in the San Francisco Bay Area in an active earthquake zone, and certain of our suppliers conduct their operations in the same region or in other locations that are susceptible to natural disasters. In addition, California and some of the locations where certain of our suppliers are located have experienced shortages of water, electric power and natural gas from time to time. The occurrence of a natural disaster, such as an earthquake, drought or flood, or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us or our suppliers could cause a significant interruption in our business, damage or destroy our facilities, production equipment or inventory or those of our suppliers and cause us to incur significant costs or result in limitations on the availability of our raw materials, any of which could harm our business, financial condition and results of operations. The insurance we maintain against fires, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile.

The market price of our common stock has been, and we expect it to continue to be, subject to significant fluctuations. As of February 23, 2012, the reported closing price for our common stock on the NASDAQ Global Select Market was $5.74. Market prices for securities of early stage companies have historically been particularly volatile. Such fluctuations could be in response to, among other things, the factors described in this "Risk Factors" section or elsewhere in this registration statement, or other factors, some of which are beyond our control, such as:

- fluctuations in our financial results or outlook or those of companies perceived to be similar to us;
- changes in estimates of our financial results or recommendations by securities analysts;
- changes in market valuations of similar companies;
- changes in the prices of commodities associated with our business such as sugar, ethanol and petroleum;
- changes in our capital structure, such as future issuances of securities or the incurrence of debt;
- announcements by us or our competitors of significant contracts, acquisitions or strategic alliances;
- regulatory developments in the U.S., Brazil, and/or other foreign countries;
- litigation involving us, our general industry or both;
- additions or departures of key personnel;
- investors' general perception of us; and
- changes in general economic, industry and market conditions.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected, and continue to affect, the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes and international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

We are incurring increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our results of operations.

As a public company, we are incurring significant additional accounting, legal and other expenses, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NASDAQ. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically in recent years. We expect these rules and regulations to substantially increase our financial and legal compliance costs.

The concentration of our capital stock ownership with insiders will limit your ability to influence corporate matters.

As of December 31, 2011, our executive officers, directors, current ten percent or greater stockholders and entities affiliated with them together beneficially owned approximately 68% and a single stockholder-Total-held approximately 21.0% of our outstanding common stock, respectively. In addition, certain of our existing stockholders, including stockholders who held 5% or more of our common stock as of December 31, 2011, purchased additional shares in an offering completed in February 2012, resulting in an increase in the concentration of capital stock ownership by insiders. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, these stockholders, acting together, will be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, certain of our equipment leases and credit facilities currently restrict our ability to pay dividends. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and our amended and restated bylaws that became effective upon the completion of our initial public offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

- staggered board of directors;
- authorizing the board to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;
- authorizing the board to amend our bylaws and to fill board vacancies until the next annual meeting of the stockholders;
- prohibiting stockholder action by written consent;
- limiting the liability of, and providing indemnification to, our directors and officers;

- not authorizing our stockholders to call a special stockholder meeting;
- eliminating the ability of our stockholders to call special meetings; and
- requiring advance notification of stockholder nominations and proposals.

Section 203 of the Delaware General Corporation Law prohibits, subject to some exceptions, "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock, for a three-year period following the date that the stockholder became an interested stockholder. We have agreed to opt out of Section 203 through our certificate of incorporation, but our certificate of incorporation contains substantially similar protections to our company and stockholders as those afforded under Section 203, except that we have agreed with Total that it and its affiliates will not be deemed to be "interested stockholders" under such protections.

In addition, we have an agreement with Total, which provides that, so long as Total holds at least 10% of our voting securities, we must inform Total of any offer to acquire us or any decision of our Board of Directors to sell our company, and we must provide Total with information about the contemplated transaction. In such events, Total will have an exclusive negotiating period of 15 business days in the event the Board of Directors authorizes us to solicit offers to buy Amyris, or five business days in the event that we receive an unsolicited offer to purchase us. This exclusive negotiation period will be followed by an additional restricted negotiation period of 10 business days, during which we are obligated to continue to negotiate with Total and will be prohibited from entering into an agreement with any other potential acquirer.

These and other provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that became effective upon the completion of our initial public offering under Delaware law and in our agreement with Total could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table provides the names, ages and offices of each of our executive officers as of February 23, 2012:

Name	Age	Position
Executive Officers:		
John Melo	45	Director, President and Chief Executive Officer
Jeryl Hilleman	54	Chief Financial Officer
Joel Cherry, Ph.D.	51	President of Research and Development
Paulo Diniz	54	Chief Executive Officer, Amyris Brasil Ltda.
Mario Portela	50	President of Global Operations
Neil Renninger, Ph.D.	37	Chief Technical Officer
Tamara Tompkins	47	Executive Vice President, General Counsel and Secretary
Key Employees:		
Jack Newman, Ph.D.	45	Chief Scientific Officer

John Melo

John Melo has served as our President and Chief Executive Officer and a director since January 2007 and our President since January 2008. Before joining Amyris, Mr. Melo served in various senior management positions at BP Plc (formerly British Petroleum), one of the world's largest energy firms, from 1997 to 2006, most recently as President of U.S. Fuels Operations from 2004 until December 2006, and previously as Chief Information Officer of the refining and marketing segment from 2001 to 2003, Senior Advisor for e-business strategy to Lord Browne, BP Chief Executive, from 2000 to 2001, and Director of

Global Brand Development from 1999 to 2000. Before joining BP, Mr. Melo was with Ernst & Young, an accounting firm, from 1996 to 1997, and a member of the management teams of several startup companies, including Computer Aided Services, a management systems integration company, and Alldata Corporation, a provider of automobile repair software to the automotive service industry. Mr. Melo currently serves on the board of directors of U.S. Venture, Inc. and Renmatix Inc., and also serves as Vice Chairman of the Board of Directors of the Bay Area Biosciences Association (BayBio). Mr. Melo is an appointed member to the U.S. section of the U.S.-Brazil CEO Forum. Mr. Melo's experience as a senior executive at one of the world's largest energy companies provides critical leadership in designing the fuels value chain, shaping strategic direction and business transactions, and in building teams to drive innovation.

Jeryl Hilleman

Jeryl Hilleman has served as our Chief Financial Officer since January 2008. Before joining Amyris, from 1997 to June 2007, she was Executive Vice President and Chief Financial Officer of Symyx Technologies, Inc., a research and development infrastructure company providing scientific software and research services to technology companies. Before Symyx, Ms. Hilleman worked with two biotechnology companies, Geron Corporation, a biopharmaceutical company, as Vice President, Finance from 1992 to 1997, and Cytel Corporation, a biopharmaceutical company, as Chief Financial Officer from 1987 to 1992. Ms. Hilleman holds a Bachelor of Arts degree in History from Brown University and a Master of Business Administration degree from the Wharton Graduate School of Business.

Joel Cherry, Ph.D.

Dr. Joel Cherry has served as our President of Research and Development since July 2011 and previously as our Senior Vice President of Research Programs and Operations since November 2008. Before joining Amyris, Dr. Cherry was Senior Director of Bioenergy Biotechnology at Novozymes, a biotechnology company focusing on development and manufacture of industrial enzymes from 1992 to November 2008. At Novozymes, he served in a variety of R&D scientific and management positions, including membership in Novozymes' International R&D Management team, and as Principal Investigator and Director of the BioEnergy Project, a U.S. Department of Energy-funded $18 million effort initiated in 2000. Dr. Cherry holds a Bachelor of Arts degree in Chemistry from Carleton College and a Doctor of Philosophy degree in Biochemistry from the University of New Hampshire.

Paulo Diniz

Paulo Diniz joined us as the CEO of Amyris Brasil in March 2011. Prior to joining Amyris, Mr. Diniz served as Chief Financial Officer of Bunge Brasil S.A., a wholly owned subsidiary of Bunge Ltd., an agribusiness and food company, from April 2009 to November 2010. From 2003 to April 2009, Mr. Diniz was Chief Financial Officer and a member of the board of directors of Cosan S.A., a renewable energy company. He received a Master of Business Administration degree from IMD in Switzerland, a B. of Sc. degree in Production Engineering from USP in Brazil, and did post graduate work in human resources at INSEAD in France.

Mario Portela

Mario Portela joined us as our Chief Operating Officer in December 2009 and has served as President of Global Operations since July 2011. He was Chief Executive Officer of Amyris Brasil until March 2011. He has worked since December 2008 as an advisor to TPG Capital on strategy, mergers and acquisitions. From December 2007 to December 2008, Mr. Portela was Vice President and Officer, Corporate Development, with LyondellBasell Industries, a leading manufacturer of polymers, petrochemicals, fuels and technology licensing. He held a similar position with Lyondell Chemical Company from 2003 until its merger with Basell in December 2007. Mr. Portela holds a degree in Mechanical Engineering from the IMPE Institute in Lisbon, Portugal.

Neil Renninger, Ph.D.

Dr. Neil Renninger is a co-founder of Amyris and has served as our Chief Technical Officer since January 2008, and has also served as our Vice President of Development from 2003 to March 2007 and as our Senior Vice President of Development from March 2007 to January 2008. Dr. Renninger holds a Bachelor of Science degree in Chemical Engineering from the Massachusetts Institute of Technology, a Master of Science degree in Environmental Engineering and a Doctor of Philosophy degree in Chemical Engineering from the University of California, Berkeley.

Tamara Tompkins

Tamara Tompkins has served as our General Counsel since February 2005 and as Secretary since November 2005, In addition, Ms. Tompkins has served as Executive Vice President since July 2011 and previously as and Senior Vice President since July 2007. Before joining Amyris, she practiced as an attorney at Morgan, Lewis & Bockius LLP, a law firm, from 2003 to February 2005. Previously, Ms. Tompkins worked as an attorney at Brobeck, Phleger & Harrison LLP, a law firm, from 1996 to 1999 and from 2000 to 2003, and Shearman & Stearling LLP, a law firm, from 1994 to 1996. From 1999 to 2000, she was the Director of the Berkeley Center for Law and Technology at the Boalt Hall School of Law. Ms. Tompkins holds a Bachelor of Arts degree in History from Middlebury College and a Juris Doctor degree from Georgetown University Law Center.

Key Employee

Jack Newman, Ph.D.

Dr. Jack Newman is a co-founder of Amyris and has served as our Chief Scientific Officer since July 2011 and previously as our Senior Vice President of Research since July 2007, and also served as our Director, Biology from 2004 to June 2007. Dr. Newman holds a Bachelor of Arts degree in Molecular and Cell Biology from the University of California, Berkeley and a Doctor of Philosophy degree from the University of Wisconsin-Madison in the field of microbial physiology and gene regulation.

Our executive officers are elected by, and serve at the discretion of, our Board of Directors. There are no family relationships among any of our directors and executive officers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We lease approximately 136,000 square feet of space in two adjacent buildings in Emeryville, California, pursuant to two leases. Of this, we use approximately 113,000 square feet for general office purposes and lab space, and approximately 23,000 square feet comprise our pilot plant. In September 2010, our Board of Directors approved a plan to reoccupy the part of our headquarter facility that vacated in August 2009 as part of a restructuring effort. This reoccupied space is being used to meet our growth requirements. Our leases expire in May 2018 and we have an option to extend these leases for five years. We also lease approximately 19,375 square feet of space in North Carolina under a lease that expires in January 2013. This lease relates to manufacturing operations through Glycotech, one of our variable interest entities.

Amyris Brasil leases approximately 29,000 square feet of space in Campinas, Brazil, pursuant to two leases that will expire in May 2013 and November 2016. Of this, approximately 9,000 square feet comprise a pilot plant and demonstration facility, and the remainder is general office and lab space. Amyris Brasil has a right of first refusal to purchase the space if the landlord elects to sell it and an option to extend the lease for five additional years. Amyris Brasil also leases approximately 791,147 square feet of space at two different locations in Brazil, pursuant to two leases that will expire in January 2031 and March 2026. This space will be used for future manufacturing.

Amyris Fuels has secured the use of ethanol and gasoline storage tanks with an aggregate capacity of 25,500 barrels at various locations in Virginia, North Carolina, South Carolina, Georgia and Tennessee. Certain of these agreements have expired in December 2011 and were not renewed. The remaining agreements are set to expire between June 2012 and December 2012.

We have also secured the use of a Biofene storage tank with an aggregate capacity of 10,000 barrels in Illinois. This facility provides temporary storage of our renewable farnesene prior to further processing into one of our finished products. Our current agreement expires in September 2012.

We also use a small amount of office space in Oakbrook Terrace, Illinois.

We believe that our current facilities are suitable and adequate to meet our needs and that suitable additional space will be available to accommodate the foreseeable expansion of our operations.

ITEM 3. LEGAL PROCEEDINGS

We are not involved in any legal proceedings that management believes will have a material adverse effect on our business, results of operations, financial position or cash flows. We may, however, be involved, from time to time, in legal proceedings and claims arising in the ordinary course of our business. Such matters are subject to many uncertainties and there can be no assurance that legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on our business, results of operations, financial position or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock commenced trading on the NASDAQ Global Market on September 28, 2010 under the symbol "AMRS" and currently trades on the NASDAQ Global Select Market under the same symbol. The following table sets forth the high and low per share sale prices of our common stock as reported on the NASDAQ Global Select Market during each of the previous six quarters.

	Price Range Per Share	
	High	Low
Fiscal 2011		
Fourth quarter	$ 20.86	$ 9.90
Third quarter	$ 28.75	$ 17.57
Second quarter	$ 30.78	$ 24.01
First quarter	$ 33.99	$ 26.57
Fiscal 2010		
Fourth quarter	$ 27.50	$ 16.91
Third quarter (commencing September 28, 2010)	$ 17.44	$ 16.48

Holders

As of February 23, 2012, there were approximately 95 holders of record (not including beneficial holders of stock held in street names) of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to declare or pay any dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors that our Board of Directors considers relevant. In addition, our equipment lease with TriplePoint Capital LLC currently restricts our ability to pay dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12 of Part III of this Report regarding information about securities authorized for issuance under our equity compensation plans.

Performance Graph[1]

The following graph shows a comparison from September 28, 2010 through December 31, 2011 of cumulative total return on assumed investment of $100.00 in cash in our common stock, the S&P SmallCap 600 Index and the NASDAQ Clean Edge Green Energy Index. Such returns are based on historical results and are not intended to suggest future performance. Data for the S&P SmallCap 600 Index and the NASDAQ Clean Edge Green Energy Index assume reinvestment of dividends.

COMPARISON OF 15 MONTH CUMULATIVE TOTAL RETURN

Among Amyris, Inc., the S&P SmallCap 600 Index, and the NASDAQ Clean Edge Green Energy Index



$180
$160
$140
$120
$100
$80
$60
9/28/10
12/31/10
3/31/11
6/30/11
9/30/11
12/31/11
Amyris, Inc.
S&P SmallCap 600 Index
NASDAQ Clean Edge Green Energy Index

	9/28/2010	12/31/2010	3/31/2011	6/30/2011	9/30/2011	12/31/2011
Amyris, Inc.	$ 100	$ 162	$ 173	$ 170	$ 123	$ 70
S&P SmallCap 600 Index	$ 100	$ 116	$ 124	$ 124	$ 99	$ 116
NASDAQ Clean Edge Green Energy Index	$ 100	$ 109	$ 112	$ 102	$ 66	$ 64

(1) *This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed incorporated by reference into any filing of Amyris, Inc. under the Securities Act of 1933, as amended.*

Recent Sales of Unregistered Securities

In March 2011, (i) Advanced Equities, Inc. exercised warrants to purchase approximately 117,210 shares of our common stock (based on conversion ratios applicable to the underlying preferred stock originally subject to the warrants) at an as-converted exercise price of approximately $22.53 per share of common stock and 49,157 shares of our common stock at an exercise price of $12.46 per share, and (ii) TriplePoint Capital LLC exercised warrants to purchase 24,103 shares of our common stock at an exercise price of $12.46 per share. Both parties net exercised the warrants in full (paid the full exercise price by forfeiting a number of shares of our common stock subject to the warrant with a fair market value equal to the exercise price on the date of exercise), which resulted in a net issuance of 62,450 shares to Advanced Equities, Inc. and 14,637 shares to TriplePoint Capital LLC.

In October 2011, as partial consideration for our acquisition of substantially all the assets of Draths, we issued 362,319 shares of our common stock to Draths, of which 41,408 shares were withheld in escrow as security of indemnification obligations of Draths. The fair value of the shares issued to Draths is approximately $7.0 million.

In December 2011, we issued a warrant to purchase 21,087 shares of our common stock at an exercise price of $10.67 per share to Atel in connection with a capital lease agreement.

No underwriters were involved in the foregoing sales of securities. These shares were issued in private transactions pursuant to Section 4(2) of the Securities Act. The recipients of these shares of common stock acquired the shares for investment purposes only and without intent to resell, were able to fend for themselves in these transactions, and were accredited investors as defined in Rule 501 of Regulation D promulgated under Section 3(b) of the Securities Act, and appropriate restrictions were set out in the agreements for, and stock certificates issued in, these transactions. These security holders had adequate access, through their relationships with us, to information about us.

Use of Proceeds

Our initial public offering of common stock was effected through a Registration Statement on Form S-1 (File No. 333-164593) that was declared effective by the SEC on September 27, 2010. The net offering proceeds to us, after deducting underwriting discounts and commissions and offering costs, were approximately $85.5 million. Of the net proceeds, as of December 31, 2011, approximately $79.8 million has been used for capital expenditures, including deposits on capital expenditures, and approximately $5.7 million has been used for debt reduction and payment of capital lease obligations. Our use of the net proceeds from the initial public offering conformed to the intended use of proceeds as described in our initial public offering prospectus dated September 27, 2010.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated statement of operations data for the years ended December 31, 2011, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011 and 2010 are derived from our audited Consolidated Financial Statements, appearing elsewhere in this report. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. You should read the following selected financial data in conjunction with "Management's Discussion Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and related Notes included in Item 8 of this report.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(In Thousands, Except share and Per Share Amounts)				
Consolidated Statement of Operations Data:					
Revenues					
Product sales	$ 129,837	$ 68,664	$ 61,689	$ 10,680	$ —
Grants and collaborations revenue	17,154	11,647	2,919	3,212	6,184
Total revenues	146,991	80,311	64,608	13,892	6,184
Cost and operating expenses					
Cost of product sales	155,615	70,515	60,428	10,364	—
Research and development[1]	87,317	55,249	38,263	30,306	8,662
Sales, general and administrative[1]	83,231	40,393	23,558	16,622	10,522
Restructuring and asset impairment (income) charges	—	(2,061)	5,768	—	—
Total cost and operating expenses	326,163	164,096	128,017	57,292	19,184
Loss from operations	(179,172)	(83,785)	(63,409)	(43,400)	(13,000)
Other income (expense):					
Interest income	1,542	1,540	448	1,378	1,178
Interest expense	(1,543)	(1,443)	(1,218)	(377)	(28)
Other income (expense), net	214	898	(621)	(144)	76
Total other income (expense)	213	995	(1,391)	857	1,226
Loss before income taxes	(178,959)	(82,790)	(64,800)	(42,543)	(11,774)
Income tax benefit (provision)	(552)	—	—	207	—
Net loss	$ (179,511)	$ (82,790)	$ (64,800)	$ (42,336)	$ (11,774)
Loss attributable to noncontrolling interest	641	920	341	472	—
Net loss attributable to Amyris, Inc.	$ (178,870)	$ (81,870)	$ (64,459)	$ (41,864)	$ (11,774)
Deemed dividend related to a beneficial conversion feature	—	(42,009)	—	—	—
Net loss attributable to Amyris, Inc. common stockholders	$ (178,870)	$ (123,879)	$ (64,459)	$ (41,864)	$ (11,774)
Net loss per share attributable to common stockholders, basic and diluted	$ (3.99)	$ (8.35)	$ (13.56)	$ (9.91)	$ (3.28)
Weighted-average shares of common stock outstanding used in computing net loss per share of common stock, basic and diluted	44,799,056	14,840,253	4,753,085	4,223,533	3,592,932

(1) Includes stock-based compensation expense.

	As of December 31,				
	2011	2010	2009	2008	2007
			(In Thousands)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents, investments and restricted cash	$ 103,592	$ 257,933	$ 71,716	$ 52,888	$ 45,862
Working capital	$ 47,205	$ 242,818	$ 51,062	$ 32,356	$ 31,045
Total assets	$ 320,111	$ 357,453	$ 122,159	$ 98,823	$ 50,889
Total indebtedness[(1)]	$ 47,660	$ 12,590	$ 20,608	$ 6,747	$ 655
Convertible preferred stock warrant liability	$ —	$ —	$ 2,740	$ 2,132	$ —
Convertible preferred stock	$ —	$ —	$ 179,651	$ 121,436	$ 58,126
Redeemable noncontrolling interest	$ —	$ —	$ 5,506	$ —	$ —
Total equity (deficit)	$ 160,812	$ 307,548	$ (113,745)	$ (52,143)	$ (13,301)

(1) Total indebtedness as of December 31, 2011 and 2010 includes $6.3 million and $5.9 million, respectively, in capital lease obligations, $3.1 million and $5.7 million, respectively, in notes payable, $19.4 million and $1.0 million, respectively, in loan payable, and $18.9 million and zero, respectively, in credit facility (see Note 5 and Note 6 to our Consolidated Financial Statements).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are building an integrated renewable products company to provide sustainable alternatives to a broad range of petroleum-sourced products used in specialty chemical and transportation fuel markets worldwide. We do this by applying our industrial synthetic biology technology platform to modify microorganisms, primarily yeast, to function as living factories in established fermentation processes to convert plant-sourced sugars into a variety of hydrocarbon molecules that can serve as flexible building blocks to be used in a wide range of products.

We were incorporated in 2003 and commenced research, development, marketing and administrative activities in 2005. To further develop our business we have established two subsidiaries, Amyris Brasil Ltda. (formerly Amyris Brasil S.A.), which oversees the establishment and expansion of our production in Brazil, and Amyris Fuels LLC, which we believe will help us develop fuel distribution capabilities in the U.S. Amyris Fuels currently generates revenue from the sale of ethanol and ethanol blended gasoline to wholesale customers through a network of terminals primarily in the southeastern U.S.

While our technology enables us to design yeast and other microorganisms to produce many different kinds of molecules, our current priority is the commercialization and production of Biofene, and its derivatives for sale in a range of specialty chemical applications within the following six identified markets: cosmetics, lubricants, flavors and fragrances, polymers, consumer products and transportation fuels.

In April 2010 we entered into a definitive agreement with Usina São Martinho, one of the largest sugar and ethanol producers in Brazil, to establish a joint venture entity that intends to construct and operate the first commercial plant dedicated to the production of Amyris renewable products. Usina São Martinho will share a portion of the costs associated with this construction. In March 2011, we entered into an agreement with Paraíso Bioenergia headquartered in São Paulo State, Brazil where we will construct a fermentation and separation facility to produce our products and Paraíso Bioenergia will supply sugar cane juice and certain utilities. In addition to these agreements, we have entered into non-binding letters of intent with various other Brazilian sugar and ethanol producers, including Alvorada, Cosan, ETH and Açúcar Guarani, to produce our products. Usina São Martinho also has the right to produce Amyris products at a second facility. We expect to work with these producers to build new, "bolt-on" facilities adjacent to their existing mills instead of building entirely new "greenfield" facilities, thereby reducing the capital required to establish and scale our production.

In June 2010, we entered into a collaboration agreement with Total. This agreement provides for joint collaboration on the development of products through the use of our synthetic biology platform. In connection with this agreement, Total invested $133.2 million in our equity, which represented approximately 21.0% of our outstanding shares as of December 31, 2011. In addition, Total received the right to appoint a Total representative to our Board of Directors. In November 2010, Philippe Boisseau, President of Total's Gas & Power division, joined our Board of Directors. At the end of the second quarter of 2010, we recorded a deferred charge asset of $27.9 million associated with the Total investment. This deferred charge asset resulted from the difference between a third party valuation of our stock and the price paid by Total. This deferred charge asset will be offset against future revenue earned under arrangements with Total. As of December 31, 2011, we recognized a cumulative reduction of $9.1 million against the deferred charge asset.

In November 2011, we entered into an amendment of the collaboration agreement to establish a diesel development program. The amendment provides for an exclusive strategic collaboration for the development of renewable diesel products and contemplates that the parties will establish a joint venture, or JV, for the production and commercialization of such renewable diesel products on an exclusive, worldwide basis. It also provides that commercialization and production of jet fuel, already under development pursuant to the collaboration agreement, would be conducted on an exclusive, worldwide basis through the same JV. In addition, the amendment provides the JV with the right to produce and commercialize certain other chemical products on a non-exclusive basis. The amendment provides that definitive agreements to form the JV must be in place by March 31, 2012 (or another date as agreed to by the parties) or the renewable diesel program, including any further collaboration payments by Total related to the renewable diesel program, will terminate. Total has an option, upon completion of the renewable diesel program, to notify us that it does not wish to pursue production or commercialization of renewable diesel under the amendment. If Total exercises this right, all of Total's intellectual property rights that were developed during the renewable diesel program would terminate and would be assigned to us, and we would be obligated to pay Total specified royalties based on the Company's net income. Such royalty payments would also include a share of net proceeds received by us from any sale of its renewable diesel business.

Pursuant to the amendment, Total has agreed to solely fund the following amounts: (i) the first $30.0 million in research and development costs related to the renewable diesel program which have been incurred since August 1, 2011, which amount shall be in addition to the $50.0 million in research and development funding contemplated by the collaboration, and (ii) for any research and development costs incurred following the JV formation date that are not covered by the initial $30.0 million, up to an additional $10 million in 2012 and up to an additional $10.0 million in 2013, which amounts will be considered part of the $50.0 million contemplated by the collaboration agreement. In addition to these payments, Total has further agreed to fund 50% of all remaining research and development costs for the renewable diesel program under the amendment. The parties have separately agreed that, if the JV is formed, Total will fund additional amounts with respect to JV expenditures.

To support our goal of commencing commercial production of Biofene in 2011, we entered into contract manufacturing agreements in June 2010 with Biomin in Brazil and in November 2010 with Tate & Lyle in the U.S. In addition, in March 2011, we entered into an agreement with Antibióticos for the production of Biofene at its facilities in León, Spain. We are providing certain equipment to these producers to enable their production of Biofene.

We have also established contract manufacturing relationships to support conversion of Biofene into finished chemical products. In January 2011, we entered into a production service agreement with Glycotech under which Glycotech will perform finishing steps to convert Biofene into squalane, diesel, base oils for industrial lubricants, and other products. In July 2011, we entered into a contract manufacturing agreement with Albemarle under which Albemarle will provide toll manufacturing services at its facility in South Carolina and we are obligated to reimburse Albemarle for capital expenditures related to facility modifications required for the services. In February 2012, we entered into a new toll manufacturing agreement with Ablemarle that supersedes the July 2011 original agreement. The term of the agreement continues through December 31, 2019. The agreement includes certain obligations for us to pay fixed costs totaling $7.5 million, of which $3.5 million and $4.0 million are payable in 2012 and 2014, respectively.In addition, fixed costs of $2.0 million is payable per quarter in 2013 if we exercise our option to have product manufactured in the facility in 2013. The agreement also includes variable pricing during the contract term. In September 2011, we entered into a service agreement with Dottikon for the production of squalane and Biofene-derived molecules for use as oxygen scavengers in PET polymers at a facility in Switzerland (pending completion of process development work), We may seek to enter into additional contract manufacturing arrangements. We expect to work with third parties specializing in particular industries to convert Biofene by simple chemical processes and to sell it initially primarily in the forms of squalane, diesel, base oils for industrial lubricants, and other products.

During the twelve months ended December 31, 2011, we incurred $25.5 million of scale-up production costs to support our renewable products. These scale-up production costs include the contract manufacturing cost related to production of farnesene-derived products and the finishing of farnesene into finished products. In the year ended December 31, 2011 the Company incurred substantial losses totaling $15.4 million as a result of applying the lower-of-cost-or-market inventory rules. We continue to commit significant resources to our production process in advance of our achieving full commercial production volume. As only a portion of our production costs varies with our revenue, our production costs will be greater than our revenue until we achieve significant product volume and revenue. We anticipate that our scale-up production costs will decrease as we continue to improve our processes and increase throughput.

To commercialize our initial product, squalane, for sale to cosmetics companies for use as a moisturizing ingredient in the cosmetics and other personal care products, we entered into a marketing and distribution agreement with Soliance, a leading provider of ingredients to the cosmetics industry based in the Champagne-Ardenne region of France, in June 2010. As an early step toward selling diesel, in addition to the Total collaboration described above, we have entered into an arrangements with Petrobras under which we sell diesel produced from Biofene to Petrobras, which blends our diesel in fuel sold to city bus fleets in São Paulo and Rio de Janeiro, Brazil. For the industrial lubricants market, in June 2011 we established a joint venture with Cosan for the worldwide development, production and commercialization of renewable base oils. In September 2011, for development and commercialization of isoprene for use in tires, we entered into a development agreement with Michelin.

We have also entered into agreements for the sale of Biofene and its derivatives directly to customers, including with P&G for use in cleaning products, with M&G for use in plastics, with Kuraray for use in production of polymers, with Firmenich and Givaudan for ingredients for the flavors and fragrances market, with Method for use in home and personal care products, and with Wilmar for use as a surfactant. Production and sale of our products pursuant to any of these relationships will depend on the achievement of contract-specific technical, development and commercial milestones.

In December 2011, we received loans from Brazilian banks totaling approximately $30.6 million based on the exchange rate at December 31, 2011 (R$57.4 million reais) to fund capital and other expenditures relating to the production facilities we are establishing at Paraíso Bioenergia and Biomin. We secured these loans to allow us to continue construction and process development at these plants, and expect to seek additional loans from these banks and others in order to be able to fund the establishment of other plants in Brazil and elsewhere. There remains significant uncertainty regarding the timing and availability of such additional loans and, if we are unable to obtain necessary financing in a timely manner, among other things, we may be forced to curtail our operations, including delays or stoppages in construction or process development at production sites.

On February 17, 2012, we entered into a supplemental agreement with Banco Pine S.A. under which the parties agreed to extend the maturity date for the repayment of the original loan entered into on December 22, 2011 (see Note 6) from February 17, 2012 to May 17, 2012. In connection with the extension, we are obligated to pay R$129,150 reais (approximately US$75,000 based on the exchange rate as of February 17, 2012) as tax on the financial transaction as required by Brazilian law.

On February 23, 2012, we sold 10,160,325 shares of our common stock in a private placement for aggregate offering proceeds of $58.7 million.

On February 24, 2012, we entered into a security purchase agreement to sell $25.0 million in principal amount of unsecured senior convertible promissory notes due in 2017. The notes have a 3.0% annual interest rate and are convertible into shares of the Company's common stock at a conversion price of $7.0682 (an 18.0% premium to market value determined under the governance rules of The NASDAQ Stock Market), subject to adjustment for proportional adjustments to outstanding common stock and anti-dilution provisions in case of dividends and distributions. The note holders have a right to require repayment of 101% of the principal amount of the notes in an acquisition of the Company, and the notes provide for payment of unpaid interest on conversion following such an acquisition if the note holders do not require such repayment. The securities purchase agreement and notes include covenants regarding payment of interest, maintaining our listing status, limitations on debt, maintenance of corporate existence, and filing of SEC reports. The notes include standard events of default resulting in acceleration of indebtedness, including failure to pay, bankruptcy and insolvency, cross-defaults, and breaches of the covenants in the securities purchase agreement and notes, with default interest rates and associated cure periods applicable to the covenant regarding SEC reporting.

Since inception through December 31, 2011, we have recognized $318.8 million in revenue, primarily from the sale of ethanol and reformulated ethanol-blended gasoline by our Amyris Fuels subsidiary. As of December 31, 2011, we had an accumulated deficit of $381.2 million. We expect to fund operations for the foreseeable future with cash and investments currently on hand, with cash inflows from collaboration and grant funding and potential cash contributions from product sales, and with new debt and equity financing to provide additional working capital and to cover portions of our capital expenditures. Our anticipated working capital needs and our planned operating and capital expenditures for 2012 and 2013 will require significant inflows of cash from credit facilities and similar sources of indebtedness, as well as funding from collaboration partners. Some of these necessary financing resources are not yet subject to definitive agreements or have not committed to funding arrangements. In addition, our anticipated working capital needs and strategic plans in 2012 and beyond will depend on our ability to identify and secure additional sources of funding beyond those we have currently identified. Such sources of funding may include equity or debt offerings, in addition to collaboration revenue and other forms of debt. If we fail to secure such funding, we may be forced to curtail our operations, which could include reductions or delays of planned capital expenditures or scaling back our operations. We have had to adjust the timing for construction projects relating to the São Martinho plant due to financing constraints, and the projected completion date for São Martinho is being assessed and could be subject to further delays and adjustment based on the timing and success of our financing activities. If we are forced to curtail our operations, we may be unable to proceed with construction of certain planned production facilities, enter into definitive agreements for supply of feedstock and associated production arrangements that are currently subject to letters of intent, commercialize our products within the timeline we expect, or otherwise continue our business as currently contemplated.

If, to support our planned operations, we seek additional types of funding that involve the issuance of equity securities, our existing stockholders would suffer dilution. For example, in February 2012, we completed a private placement of our common stock that resulted in the issuance of approximately 10.2 million shares and entered into a securities purchase agreement that resulted in the issuance of $25.0 million in unsecured senior convertible promissory notes that are convertible into common stock at an initial conversion price of $7.0682. The convertible notes contain various covenants, including restrictions on the amount of debt we are permitted to incur. We may conduct additional financings if they become available on appropriate terms and we deem them to be consistent with our financing strategy. If we raise additional debt financing, we may be subject to additional restrictive covenants that limit our ability to conduct our business. We may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise sufficient funds and continue to incur losses, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay or terminate research and development programs or the commercialization of products resulting from our technologies, curtail or cease operations, or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to successfully execute our business plan or continue our business.

As part of our operating plan for 2012, we intend to reduce our cost structure by improving efficiency in our operations and reducing non-critical expenditures. We expect these efforts to include reductions to our workforce and adjustments to the timing and scope of planned capital expenditures in the coming quarters.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve significant areas of management's judgments and estimates in the preparation of our financial statements.

Revenue Recognition

We currently recognize revenues from the sale of ethanol and reformulated ethanol-blended gasoline, from the sale of farnesene-derived products, from the delivery of collaborative research services and from government grants. Revenues are recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is reasonably assured.

If sales arrangements contain multiple elements, we evaluate whether the components of each arrangement represent separate units of accounting. We have determined that all of our revenue arrangements should be accounted for as a single unit of accounting. Application of revenue recognition standards requires subjective determination and requires management to make judgments about the fair values of each individual element and whether it is separable from other aspects of the contractual relationship.

For each source of revenues, we apply the above revenue recognition criteria in the following manner:

Product Sales

We sell ethanol and reformulated ethanol-blended gasoline under short-term agreements and in spot transactions at prevailing market prices. Starting in the second quarter of 2011, the Company commenced sales of farnesene-derived products. Revenues are recognized, net of discounts and allowances, once passage of title and risk of loss have occurred, provided all other revenue recognition criteria have also been met.

Shipping and handling costs charged to customers are recorded as revenues. Shipping costs are included in cost of product revenues. Such charges were not significant in any of the periods presented.

Grants and Collaborative Research Services

Revenues from collaborative research services are recognized as the services are performed consistent with the performance requirements of the contract. In cases where the planned levels of research services fluctuate over the research term, we recognize revenues using the proportionate performance method based upon actual efforts to date relative to the amount of expected effort to be incurred by us. When up-front payments are received and the planned levels of research services do not fluctuate over the research term, revenues are recorded on a ratable basis over the arrangement term, up to the amount of cash received. When up-front payments are received and the planned levels of research services fluctuate over the research term, revenues are recorded using the proportionate performance method, up to the amount of cash received. Where arrangements include milestones that are determined to be substantive and at risk at the inception of the arrangement, revenues are recognized upon achievement of the milestone and is limited to those amounts whereby collectability is reasonably assured.

Government grants are made pursuant to agreements that generally provide cost reimbursement for certain types of expenditures in return for research and development activities over a contractually defined period. Revenues from government grants are recognized in the period during which the related costs are incurred, provided that the conditions under which the government grants were provided have been met and only perfunctory obligations are outstanding.

Consolidations

We have interests in certain joint venture entities that are variable interest entities or VIEs. Determining whether to consolidate a variable interest entity may require judgment in assessing (i) whether an entity is a variable interest entity and (ii) if we are the entity's primary beneficiary and thus required to consolidate the entity. To determine if we are the primary beneficiary of a VIE, we evaluate whether we have (i) the power to direct the activities that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our evaluation includes identification of significant activities and an assessment of our ability to direct those activities based on governance provisions and arrangements to provide or receive product and process technology, product supply, operations services, equity funding and financing and other applicable agreements and circumstances. Our assessment of whether we are the primary beneficiary of our VIEs requires significant assumptions and judgment.

Impairment of Long-Lived Assets

We assess impairment of long-lived assets, which include property and equipment and test long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability is assessed based on the fair value of the asset, which is calculated as the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized in the consolidated statements of operations when the carrying amount is determined to be not recoverable and exceeds fair value, which is determined on a discounted cash flow basis.

We make estimates and judgments about future undiscounted cash flows and fair values. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flow attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated cash flows could be reduced significantly in the future. As a result, the carrying amounts of our long-lived assets could be reduced through impairment charges in the future.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost over the fair value of net assets acquired from our business combinations. Intangible assets are comprised primarily of in-process research and development ('IPR&D").

We make significant judgments in relation to the valuation of goodwill and intangible assets resulting from business combinations and asset acquisitions.

There are several methods that can be used to determine the estimated fair value of the IPR&D acquired in a business combination. We utilized the "income method," which applies a probability weighting that considers the risk of development and commercialization, to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, pricing of similar products, and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. These assets are treated as indefinite-lived intangible assets until completion or abandonment of the projects, at which time the assets will be amortized over the remaining useful life or written off, as appropriate.

Goodwill and intangible assets with indefinite lives are assessed for impairment using fair value measurement techniques on an annual basis or more frequently if facts and circumstance warrant such a review. When required, a comparison of fair value to the carrying amount of assets is performed to determine the amount of any impairment.

We evaluate our intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets consist of purchased licenses and permits and are amortized on a straight-line basis over their estimated useful lives. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, we make an assessment of the recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the technology over the remaining amortization period, we reduce the net carrying value of the related intangible asset to fair value and may adjust the remaining amortization period. Any such impairment charge could be significant and could have a material adverse effect on our reported financial results. We have not recognized any impairment charges on our intangible assets through December 31, 2011.

Stock-Based Compensation

We recognize compensation expense related to stock-based transactions, including the awarding of employee stock options, based on the grant date estimated fair value. We amortize the fair value of the employee stock options on a straight-line basis over the requisite service period of the award, which is generally the vesting period. We account for restricted stock units issued to employees based on the fair market value of our common stock.

We account for stock options issued to nonemployees based on the fair value of the awards using the Black-Scholes option pricing model. We account for restricted stock units issued to nonemployees based on the estimated fair value of our common stock. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in our consolidated statements of operations during the period the related services are rendered. There is inherent uncertainty in these estimates and if different assumptions had been used, the fair value of the equity instruments issued to nonemployee consultants could have been significantly different.

In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation still to be recognized and as we issue additional stock-based awards in order to attract and retain employees and nonemployee consultants.

Significant Factors, Assumptions and Methodologies Used In Determining Fair Value

We utilize the Black-Scholes option pricing model to estimate the fair value of our share-based payment awards. The Black-Scholes option pricing model requires inputs such as the expected term of the grant, expected volatility and risk-free interest rate. Further, the forfeiture rate also affects the amount of aggregate compensation that we are required to record as an expense. These inputs are subjective and generally require significant judgment.

The fair value of employee stock options was estimated using the following weighted-average assumptions:

	Years Ended December 31,		
	2011	2010	2009
Expected dividend yield	—%	—%	—%
Risk-free interest rate	2.3%	2.5%	2.8%
Expected term (in years)	5.8	6	6
Expected volatility	86%	96%	97%

Our expected term is derived from a comparable group of publicly listed companies that has a similar industry, life cycle, revenue, and market capitalization and the historical data on employee exercises.

Our expected volatility is derived from the historical volatilities of comparable group of publicly listed companies within our industry over a period equal to the expected term of our options because we do not yet have a long trading history to use for calculating the volatility of our own common stock.

Our risk-free interest rate is the market yield currently available on United States Treasury securities with maturities approximately equal to the option's expected term.

Our expected dividend yield was assumed to be zero as we have not paid, and do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements.

We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our own stock-based compensation on a prospective basis and incorporating these factors into the Black-Scholes option pricing model.

Each of these inputs is subjective and generally requires significant management and director judgment to determine. If, in the future, we determine that another method for calculating the fair value of our stock options is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate expected volatility or expected term, the fair value calculated for our employee stock options could change significantly. Higher volatility and longer expected terms generally result in an increase to stock-based compensation expense determined at the date of grant.

Income Taxes

We are subject to income taxes in both the U.S. and foreign jurisdictions, and we use estimates in determining our provisions for income taxes. We use the liability method of accounting for income taxes, whereby deferred tax assets or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. We recognize a valuation allowance against our net deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be fully realizable. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2011, we had a full valuation allowance against all of our deferred tax assets.

We apply the provisions of FASB's guidance on accounting for uncertainty in income taxes. We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and the tax benefit to be recognized is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Results of Operations

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010

Revenues

	Years Ended December 31, 2011	Years Ended December 31, 2010	Year-to Year Change	Percentage Change
	(Dollars in thousands)			
Revenues				
Product sales	$ 129,837	$ 68,664	$ 61,173	89%
Grants and collaborations revenue	17,154	11,647	5,507	47%
Total revenues	$ 146,991	$ 80,311	$ 66,680	83%

Our total revenue increased by $66.7 million to $147.0 million in 2011 from $80.3 million in 2010 primarily as a result of increases in product sales. Revenue from product sales increased by $61.2 million to $129.8 million primarily from sales of ethanol and reformulated ethanol-blended gasoline purchased from third parties in 2011, resulting primarily from an increase in average selling price per gallon and an increase in gallons sold over 2010 due primarily to an increase in demand from existing customers. We sold 10.1 million gallons of ethanol and 36.4 million gallons of reformulated ethanol-blended gasoline in the 2011 compared to 20.6 million gallons of ethanol and 12.4 million gallons of reformulated ethanol-blended gasoline sales in the comparable period of the prior year. We recognized product sales from farnesene-derived products for the first time in the quarter ended June 30, 2011, which have not been significant to date. The increase of $5.5 million in grants and collaborations revenue was primarily the result of higher revenue generated from collaborative research offset in part by lower grant revenue in 2011 compared to the prior year.

Cost and Operating Expenses

	Years Ended December 31, 2011	Years Ended December 31, 2010	Year-to Year Change	Percentage Change
	(Dollars in thousands)			
Cost of product sales	$ 155,615	$ 70,515	$ 85,100	121%
Research and development	87,317	55,249	32,068	58%
Sales, general and administrative	83,231	40,393	42,838	106%
Restructuring and asset impairment (income) charges	—	(2,061)	2,061	(100)%
Total cost and operating expenses	$ 326,163	$ 164,096	$ 162,067	99%

Cost of Product Sales

Our cost of product sales increased by $85.1 million to $155.6 million in 2011 compared to the prior year. The increase was primarily the result of an increase of $59.6 million in costs of ethanol and reformulated ethanol-blended gasoline purchased from third parties, which was based on an increase in product cost per gallon and higher product volume. We also incurred $25.5 million of cost of renewable products, of which $15.4 million is associated with inventory write down resulting from applying the lower-of-cost-or-market inventory rules. Cost of renewable products also included some costs related to the scale-up in production of such products and had no corresponding charge in the prior year.

Research and Development Expenses

Our research and development expenses increased by $32.1 million in 2011 over the prior year, primarily the result of an $11.3 million increase in personnel-related expenses associated with headcount growth and higher stock-based compensation, a $10.0 million increase in outside consulting expenses associated with increased development activities and $5.8 million in higher overhead costs associated with increased headcount and development activities. Research and development expenses included stock-based compensation expense of $6.3 million in 2011 compared to $2.2 million in 2010.

Sales, General and Administrative Expenses

Our sales, general and administrative expenses increased by $42.8 million in 2011 over the prior year, primarily as a result of increased personnel-related expenses of $24.1 million, higher consulting fees of $8.4 million and higher professional fees of $2.0 million associated with higher legal and auditing fees. The increase in consulting and professional fees was due primarily to success fee of $5.0 million owed to a chemical conversion contract manufacturer and a termination penalty of $1.0 million owed to terminate a research and development contract related to production development. Sales, general and administrative expenses included stock-based compensation expense of $19.1 million and $8.3 million during 2011 and 2010, respectively.

Restructuring and Asset Impairment Charges (Income)

In June 2009, we initiated a restructuring plan to reduce our cost structure. The restructuring plan resulted in the consolidation of our headquarter facility located in Emeryville, California, which is under an operating lease. We ceased using a certain part of our headquarter facility in August 2009. We recorded approximately $5.4 million of restructuring charges associated with the facility lease costs after the operations ceased. In addition, as a result of the consolidation of the headquarter facility, we recorded approximately $3.1 million related to asset impairments and reversed $2.7 million related to deferred rent associated with the leased facility.

In September 2010, our Board of Directors approved our plan to reoccupy the part of our headquarter facility that previously was the subject of the 2009 restructuring. This reoccupied space was used to meet our expansion requirements. As a result, we reversed approximately $4.6 million of our restructuring liability that had been accrued in connection with the 2009 restructuring and recognized income from restructuring of $2.1 million during the year ended December 31, 2010.

Other Income (Expense)

	Years Ended December 31, 2011	Years Ended December 31, 2010	Year-to Year Change	Percentage Change
	(Dollars in thousands)			
Other income (expense):				
Interest income	$ 1,542	$ 1,540	$ 2	—%
Interest expense	(1,543)	(1,443)	(100)	7%
Other income, net	214	898	(684)	(76)%
Total other income	$ 213	$ 995	$ (782)	(79)%

Total other income decreased by approximately $0.8 million to $0.2 million in 2011 compared to the prior year. The decrease is related primarily to a decline in other income, net of approximately $0.7 million and to higher interest expense of $0.1 million associated with higher debt balances. We expect interest expense to be larger in 2012 than in 2011 due to increased amounts of debt incurred to fund our operations, including capital expenditures for the coming year. The $0.7 million decrease in other income, net is primarily the result of our having recorded $0.9 million in income for the change in fair value of our convertible preferred stock warrants in 2010. These warrants converted into warrants to purchase our common stock on completion of our initial public offering, or IPO, in September 2010.

Deemed Dividend

We recognized a deemed dividend in 2010 related to the charges incurred with the one-time beneficial conversion feature of the Series D convertible preferred stock of $39.3 million and to the one-time beneficial conversion feature related to the conversion of Amyris Brasil S.A. shares of $2.7 million, each of which converted into Amyris Inc. common stock upon the consummation of our IPO. The deemed dividend was recorded at the closing of the IPO and impacted earnings and earnings per share in 2010.

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009

Revenues

	Years Ended December 31,		Year-to Year	Percentage
	2010	2009	Change	Change
	(Dollars in thousands)			
Revenues				
Product sales	$ 68,664	$ 61,689	$ 6,975	11%
Grants and collaborations revenue	11,647	2,919	8,728	299%
Total revenues	$ 80,311	$ 64,608	$ 15,703	24%

Our total revenue increased by $15.7 million to $80.3 million in 2010 from $64.6 million in 2009. The increase of $8.7 million in grants and collaborative revenue was primarily the result of $9.5 million in revenue recognized from our DOE grant in 2010 compared to no revenue from government grants in the prior year, partially offset by $0.8 million decline in collaborations revenue over the prior year. Revenue from product sales increased by $7.0 million to $68.7 million in sales of ethanol and reformulated ethanol-blended gasoline purchased from third parties in year ended December 31, 2010, resulting primarily from an increase in gallons sold over the prior year and from an increase in average selling price per gallon. We sold 20.6 million gallons of ethanol in 2010 compared to 29.9 million gallons in 2009 and 12.4 million gallons of reformulated ethanol-blended gasoline in 2010 compared to no reformulated ethanol-blended gasoline sales in the prior year.

Cost and Operating Expenses

	Years Ended December 31,		Year-to Year	Percentage
	2010	2009	Change	Change
	(Dollars in thousands)			
Cost of product sales	$ 70,515	$ 60,428	$ 10,087	17%
Research and development	55,249	38,263	16,986	44%
Sales, general and administrative	40,393	23,558	16,835	71%
Restructuring and asset impairment (income) charges	(2,061)	5,768	(7,829)	(136)%
Total cost and operating expenses	$ 164,096	$ 128,017	$ 36,079	28%

Cost of Product Sales

Our cost of product sales of ethanol and reformulated gasoline purchased from third parties increased by $10.1 million to $70.5 million in 2010 compared to the prior year resulting from higher product volume and an increase in product cost per gallon.

Research and Development Expenses

Our research and development expenses increased by $17.0 million to $55.2 million in 2010 compared to the prior year, primarily the result of an $8.7 million increase in personnel-related expenses associated with headcount growth, bonus expenses and higher stock-based compensation, a $3.8 million increase in outside consulting expenses associated with increased development activities and $3.5 million in higher overhead costs associated with increased headcount and development activities. Research and development expenses included stock-based compensation expense of $2.2 million in 2010 compared to $0.8 million in 2009.

Sales, General and Administrative Expenses

Our sales, general and administrative expenses increased by $16.8 million to $40.4 million in 2010 compared to the prior year, primarily the result of a $10.9 million increase in personnel-related costs associated with higher stock-based compensation, headcount growth and higher bonus expenses, a $1.8 million increase in professional service expense related primarily to higher legal cost to support business development and higher accounting fees and a $1.0 million increase in recruitment and relocation expenditures associated with headcount increase. Sales, general and administrative expenses included stock-based compensation of $8.3 million compared to $2.5 million in 2009.

Restructuring and Asset Impairment (Income) Charges

In June 2009, we initiated a restructuring plan to reduce our cost structure. The restructuring plan resulted in the consolidation of our headquarter facility located in Emeryville, California, which is under an operating lease. We ceased using a certain part of our headquarter facility in August 2009. We recorded approximately $5.4 million of restructuring charges associated with the facility lease costs after the operations ceased. In addition, as a result of the consolidation of the headquarter facility, we recorded approximately $3.1 million related to asset impairments and reversed $2.7 million related to deferred rent associated with the leased facility.

In September 2010, our Board of Directors approved our plan to reoccupy the part of our headquarter facility that previously was the subject of the 2009 restructuring. This reoccupied space was used to meet our expansion requirements. As a result, we reversed approximately $4.6 million of our restructuring liability that had been accrued in connection with the 2009 restructuring and recognized income from restructuring of $2.1 million during the year ended December 31, 2010.

Other Income (Expense)

	Years Ended December 31,		Year-to Year	Percentage
	2010	2009	Change	Change
	(Dollars in thousands)			
Other income (expense):				
Interest income	$ 1,540	$ 448	$ 1,092	244%
Interest expense	(1,443)	(1,218)	(225)	18%
Other income (expense), net	898	(621)	1,519	(245)%
Total other income (expense)	$ 995	$ (1,391)	$ 2,386	(172)%

Total other income (expense) increased by approximately $2.4 million to $1.0 million in 2010 compared to the prior year. The increase related primarily to an increase in other income, net of approximately $1.5 million and to higher interest income of $1.1 million associated with higher cash and investment balances, partially offset by higher interest expense of $0.2 million associated with higher debt balances. The $1.5 million increase in other income, net is primarily the result of $1.6 million gain in fair value of our convertible preferred stock warrants which was reclassified to stockholders' equity in the third quarter of 2010 upon conversion at the time of our IPO to common stock warrants.

Deemed Dividend

We recognized a deemed dividend in the year ended December 31, 2010 related to the charges incurred with the one-time beneficial conversion feature of the Series D convertible preferred stock of $39.3 million and to the one-time beneficial conversion feature related to the conversion of Amyris Brasil S.A. shares of $2.7 million, each of which converted into Amyris Inc. common stock at the time of our IPO. The deemed dividend was recorded at the closing of the IPO and impacted earnings and earnings per share for the year ended December 31, 2010.

Liquidity and Capital Resources

	December 31,	
	2011	2010
	(Dollars in thousands)	
Working capital	$ 47,205	$ 242,818
Cash and cash equivalents and short-term investments	$ 103,592	$ 257,933

	Years Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Net cash used in operating activities	$ (92,496)	$ (64,577)	$ (45,718)
Net cash provided by (used in) investing activities	$ 5,853	$ (79,405)	$ (25,422)
Net cash provided by financing activities	$ 41,052	$ 266,687	$ 71,473

As of December 31, 2011, we had cash, cash equivalents and short-term investments of $103.6 million compared to $257.9 million as of December 31, 2010. As of December 31, 2011, we had total debt, including capital lease obligations, of $47.7 million. In addition, we had total borrowing capacity of $7.2 million substantially all of which was under our uncommitted facility letter, or Credit Agreement, which we currently utilize in connection with our Amyris Fuels business.

Working Capital. Working capital was $47.2 million at December 31, 2011, a decrease of $195.6 million from working capital as of December 31, 2010. This decrease was primarily attributable to:

- a decline of $154.3 million in cash, cash equivalents and short-term marketable securities;
- an increase of $35.5 million in accounts payable and accrued and other current liabilities;
- an increase of $26.1 million in the current portion of debt.

The decrease was partially offset by an increase of $17.0 million in prepaid assets and $5.1 million increase in inventory.

In February 2012, we entered into securities purchase agreements for private placements resulting in aggregate offering proceeds of $83.7 million, as described below.

To support production of our products in contract manufacturing and dedicated production facilities, we have incurred, and we expect to continue to incur, capital expenditures as we invest in these facilities. Additionally, we have incurred and expect to continue to incur capital expenditures for research and scale-up equipment and tenant improvements. We plan to secure external debt financing from U.S. and Brazilian sources to offset our investment in these contract manufacturing and dedicated production facilities.

The Company believes that its existing cash, cash equivalents and short-term investments at December 31, 2011 and amounts raised subsequent to December 31, 2011, cash inflows from collaboration, grants and product sales, as well as reduction in cash outflows as a result of planned actions, will be sufficient to fund its operations and other capital expenditures for at least the next twelve months.

The timing and amount of capital expenditures for additional production facilities at least in the near term will depend on our ability to access external sources of financing as well as our business and financial outlook and the specifics of the opportunity. For example, we believe that the amount of financing that we agree to provide for the construction of bolt-on, or other, production facilities may influence the other terms of the arrangements that we establish with the facility owner, and, accordingly, expect to evaluate the optimal amount of capital expenditures that we agree to fund on a case-by-case basis. We may also consider additional strategic investments or acquisitions. These events may require us to access additional capital through equity or debt offerings. If we are unable to access additional capital, our growth may be limited due to the inability to invest in additional production facilities.

If, to support our planned operations, we seek additional types of funding that involve the issuance of equity securities, our existing stockholders would suffer dilution. For example, in February 2012, we completed a private placement of our common stock that resulted in approximately 10.2 million shares and entered into a security purchase agreement that resulted in the issuance of $25.0 million in unsecured senior convertible promissory notes that are convertible into our common stock at an initial conversion price of $7.0682. The convertible notes contain various covenants, including restrictions on the amount of debt we are permitted to incur. We may conduct additional financings if they become available on appropriate terms and we deem them to be consistent with our financing strategy. If we raise additional debt financing, we may be subject to additional restrictive covenants that limit our ability to conduct our business. We may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise sufficient funds and continue to incur losses, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay or terminate research and development programs or the commercialization of products resulting from our technologies, curtail or cease operations, or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to successfully execute our business plan or continue our business.

Convertible Note Offering. On February 24, 2012, we entered into a securities purchase agreement to sell $25.0 million in principal amount of unsecured senior convertible promissory notes due in 2017. The notes have a 3.0% annual interest rate and are convertible into shares of our common stock at a conversion price of $7.0682 (an 18.0% premium to market value determined under the governance rules of The NASDAQ Stock Market), subject to adjustment for proportional adjustments to outstanding common stock and anti-dilution provisions in case of dividends and distributions. The note holders have a right to require repayment of 101% of the principal amount of the notes in an acquisition of the Company, and the notes provide for payment of unpaid interest on conversion following such an acquisition if the note holders do not require such repayment. The securities purchase agreement and notes include covenants regarding payment of interest, maintaining our listing status, limitations on debt, maintenance of corporate existence, and filing of SEC reports. The notes include standard events of default resulting in acceleration of indebtedness, including failure to pay, bankruptcy and insolvency, cross-defaults, and breaches of the covenants in the securities purchase agreement and notes, with default interest rates and associated cure periods applicable to the covenant regarding SEC reporting.

Common Stock Offering. On February 23, 2012,we sold 10,160,325 shares of our common stock in a private placement for aggregate offering proceeds of $58.7 million.

Bridge Loan from Banco Pine. In December 2011, we entered into a loan agreement with Banco Pine S.A. under which Banco Pine S.A. provided us with a short term loan of up to R$35.0 million reais (approximately US$18.7 million based on the exchange rate at December 31, 2011). The loan was an advance on anticipated 2012 financing from Nossa Caixa Desenvolvimento ("Nossa Caixa"), the Sao Paulo State development bank, and the Lender, under which the Lender and Nossa Caixa may provide us with loans of up to approximately R$52.0 million reais (approximately US$27.7 million based on the exchange rate at December 31, 2011) as financing for capital expenditures relating to the Paraíso Bioenergia manufacturing facility in Brazil. The interest rate for the loan is 119.2% of Brazilian interbank lending rate (approximately 12.8% on an annualized basis). The principal and interest of loans under the loan agreement mature and are required to be repaid on May 17, 2012 based on the supplemental agreement entered into with Banco Pine S.A. under which the parties agreed to extend the maturity date for the repayment of the original loan, subject to extension by the Lender. Under the agreement, we would owe a prepayment penalty if we repay the loan prior to the maturity date based on the net value of the loan to Banco Pine S.A. if the Bridge Loan were repaid on the maturity date.

BNDES Credit Facility. In December 2011, we entered into a credit facility in the amount of R$22.4 million reais (approximately US$11.9 million based on the exchange rate at December 31, 2011) with Banco Nacional de Desenvolvimento Econõmico e Social, or BNDES, a government owned bank headquartered in Brazil. This BNDES facility was extended as project financing for a production site in Brazil. The credit line is divided into an initial tranche for up to approximately R$19.1 million reais and an additional tranche of approximately R$3.3 million reais that becomes available upon delivery of additional guarantees. The credit line is available for 12 months from the date of the credit agreement, subject to extension by the lender.

The principal of loans under the BNDES credit facility is required to be repaid in 60 monthly installments, with the first installment due in January 2013 and the last due in December 2017. Interest will be due initially on a quarterly basis with the first installment due in March 2012. From and after January 2013, interest payments will be due on a monthly basis together with principal payments. The loaned amounts carry interest of 7% per year. Additionally, a credit reserve charge of 0.1% on the unused balance from each credit installment from the day immediately after it is made available through its date of use, when it is paid.

The credit line is collateralized by first priority security interest in certain of certain of our equipment and other tangible assets with an original purchase price of R$24.9 million reais. We are a parent guarantor for the payment of the outstanding balance under the BNDES credit facility. Additionally, we are required to provide a bank guarantee equal to 10% of all the approved amount (R$22.4 million reais in total debt) under the credit agreement. For advances in the second tranche (above R$19.1 million reais), we are required to provide additional bank guarantees equal to 90% of each such advance, plus additional Amyris guarantees equal to at least 130% of such advance. The credit agreement contains customary events of default, including payment failures, failure to satisfy other obligations under the Credit Agreement or related documents, defaults in respect of other indebtedness, bankruptcy, insolvency and inability to pay debts when due, material judgments, and changes in control of Amyris Brasil. If any event of default under the credit agreement occurs, the lender may terminate its commitments and declare immediately due all borrowings under the facility. As of December 31, 2011 we had $19.1 million reais (approximately US$10.2 million based on the exchange rate at December 31, 2011) in outstanding advances under the BNDES credit facility.

FINEP Credit Facility. In November 2010, we entered into a credit facility with Financiadora de Estudos e Projetos, or FINEP, a state-owned company subordinated to the Brazilian Ministry of Science and Technology. This FINEP Credit Facility was extended to partially fund expenses related to our research and development project on sugarcane-based biodiese, or the FINEP Project, and provides for loans of up to an aggregate principal amount of R$6.4 million reais (approximately US$3.4 million based on the exchange rate at December 31, 2011) which is guaranteed by a chattel mortgage on certain of our equipment as well as bank letters of guarantee. The first disbursement of approximately R$1.8 million reais was received on February 11, 2011 and the next three disbursements will each be approximately R$1.6 million reais. Subject to compliance with certain terms and conditions under the FINEP Credit Facility, the three remaining disbursements of the loan will become available to us for withdrawal.

Interest on loans drawn under this credit facility is fixed at 5.0% per annum. In case of default under or non-compliance with the terms of the agreement the interest on loans will be dependent on the long-term interest rate as published by the Central Bank of Brazil, or TJLP. If the TJLP at the time of default is greater than 6%, then the interest will be 5.0% + a TJLP adjustment factor otherwise the interest will be at 11.0% per annum. In addition, a fine of up to 10.0% will apply to the amount of any obligation in default. Interest on late balances will be 1.0% interest per month, levied on the overdue amount. Payment of the outstanding loan balance will be made in 81 monthly installments which will commence in July 2012 and extend through March 2019. Interest on loans drawn and other charges are paid on a monthly basis commencing in March 2011. As of December 31, 2011 and December 31, 2010, there were R$1.8 million reais (approximately US$1.0 million based on the exchange rate at December 31, 2011) and zero amount outstanding, respectively, under this FINEP Credit Facility.

The FINEP Credit Facility contains the following significant terms and conditions:

- We will share with FINEP the costs associated with the FINEP Project. At a minimum, we will contribute approximately R$14.5 million Brazilian reais (US$7.7 million based on the exchange rate at December 31, 2011) of which R$11.1 million reais to be contributed prior to the release of the second disbursement, which is expected to occur in 2012;
- After the release of the first disbursement, prior to any subsequent drawdown from the FINEP Credit Facility, we are required to provide letters of guarantee of up to R$3.3 million reais in aggregate (approximately US$1.8 million based on the exchange rate at December 31, 2011);
- Amounts released from the FINEP Credit Facility must be completely used by us towards the FINEP Project within 30 months after the contract execution.

Revolving Credit Facility. In December 2010 we established a revolving credit facility which provides for loans and standby letters of credit of up to an aggregate principal amount of $10.0 million with a sublimit of $5.0 million on the standby letters of credit. Interest on loans drawn under this revolving credit facility will be equal to (i) the Eurodollar Rate plus 3.0%; or (ii) the Prime Rate plus 0.5%. In case of default or non-compliance with the terms of the agreement, the interest on loans will be Prime Rate plus 2.0%. The credit facility is collateralized by a first priority security interest in certain of our present and future assets. It has a $5,000 annual loan fee and contains financial and non-financial covenants (see Note 6 to our Consolidated Financial Statements) including a required liquidity of at least $10.0 million plus two times our quarterly "Net Cash Used in Operating Activities" calculated using our Condensed Consolidated Statements of Cash Flows reflected in our most recent periodic report filed with the SEC. In addition, as of the end of each fiscal quarter, we must maintain a current ratio (current assets to current liabilities) equal to or greater than 2:1. As of December 31, 2011, we were not in compliance with the current ratio covenant. The non-compliance was caused in part by the additional short term debt proceeds received by us and in part by and cash outflows. Following the funding from the equity and convertible debt financings in February 2012, our current ratio was returned to a level equal to or greater than 2:1. Events of default under the credit facility provides the lender various rights, including the right to require immediate repayment or foreclose on collateral.

On February 10, 2011, we borrowed $3.3 million under this revolving credit facility to pay off certain notes payable balances of approximately the same amount. As a result of the payoff, $1.0 million of the $4.1 million outstanding letters of credit under the revolving credit facility was canceled.

On March 29, 2011, we borrowed an additional $3.2 million under this revolving credit facility to finance capital expenditures. On December 22. 2011, we borrowed an additional $1.2 million under this credit facility to finance capital expenditures. Under this facility, there were $7.7 million in loans outstanding and one letter of credit outstanding totaling $2.3 million as of December 31, 2011. The outstanding letter of credit serves as security for a facility lease and expires November 2012 and may be automatically extended for another one-year period.

Credit Agreement. In November 2008, we entered into a Credit Agreement with a financial institution to secure letters of credit and to finance short term advances for the purchase of ethanol and associated margin requirements as needed. In October 2009, the agreement was amended to decrease the maximum amount that we may borrow under such facility. The Credit Agreement, as amended, provides for an aggregate maximum availability of up to the lower of $20.0 million or the borrowing base as defined in the agreement to secure letters of credit and to finance short term advances for the purchase of ethanol and associated margin requirements as needed. We may use this line to secure letters of credit for product purchases in an aggregate amount up to $5.7 million. In addition, we may borrow cash for the purchase of product, which is determined by our borrowing base. As of December 31, 2011 we had sufficient borrowing base levels to draw up to a total of $7.2 million in short-term cash advances and had $0.7 million available for letters of credit in addition to those then outstanding. As of December 31, 2011 and December 31, 2010 we had no outstanding advances and had $5.0 million and $4.6 million, respectively in outstanding letters of credit under the Credit Agreement which are guaranteed by Amyris, Inc. and payable on demand. The Credit Agreement is collateralized by a first priority security interest in certain of our present and future assets.

Government Grants. In 2010, we were awarded a $24.3 million "Integrated Bio-Refinery" grant from the U.S. Department of Energy, or DOE. Under this grant, we are required to fund an additional $10.6 million in cost sharing expenses. According to the terms of the DOE grant, we are required to maintain a cash balance of $8.7 million, calculated as a percentage of the total project costs, to cover potential contingencies and cost overruns. These funds are not legally restricted but they must be available and unrestricted during the term of the project. Our obligation for this cost share is contingent on reimbursement for project costs incurred. During 2011, we recognized $7.3 million in revenue under this grant, of which $6.7 million was received during the year ended December 31, 2011.

In August 2010, we were appointed as a subcontractor to National Renewable Energy Laboratory, or NREL, under a DOE grant awarded to NREL. We have the right to be reimbursed for up to $3.9 million and are required to fund an additional $1.5 million in cost sharing expenses. During 2011, we recognized $447,000 in revenue under this grant, of which $269,000 was received during the year ended December 31, 2011.

Auction Rate Securities. Our investment portfolio included ARS, which were issued principally by student loan entities and rated AAA by a major credit rating agency. In February 2008, auctions failed for $12.95 million in par value of ARS that we held because sell orders exceeded buy orders. During the year ended December 31, 2009, a total of $250,000 of the ARS held by us were called at par by the issuer. As of December 31, 2010 and 2009, we owned zero and $12.7 million par value of these securities, respectively. We received the $12.7 million par value upon liquidation of our ARS holdings during the second and third quarters of 2010.

In October 2008, UBS AG, or UBS, offered to repurchase all of the ARS that we purchased from them. We formally accepted the settlement offer and entered into a repurchase agreement with UBS in November 2008. By accepting the agreement, we received the right ("Put Option") to sell our ARS at par value to UBS between June 30, 2010 and July 2, 2012. The Put Option was exercised on June 30, 2010 to sell the remaining auction rate securities at par value and was settled in the third quarter of 2010 (see Note 3 to our Consolidated Financial Statements).

Cash Flows during the Years Ended December 31, 2011, 2010, and 2009

Cash Flows from Operating Activities

Our primary uses of cash from operating activities are cost of product sales and personnel related expenditures offset by cash received from product sales. Cash used in operating activities was $92.5 million, $64.6 million, and $45.7 million for the years ended December 31, 2011, 2010, and 2009.

Net cash used in operating activities of $92.5 million in 2011 reflected a net loss of $179.5 million partially offset by non-cash charges of $52.9 million and a $34.1 million net change in our operating assets and liabilities. Net change in operating assets and liabilities of $34.1 million primarily consists of a $53.9

million increase in accrued and other long term liabilities of which $31.9 million is due to the contingently repayable advance from Total, a $15.6 million increase in accounts payable and a $5.5 million increase in deferred revenue partially offset by a $20.7 million increase in inventory, a $17.3 million increase in prepaid expenses and other assets, a $2.0 million increase in accounts receivable and a $1.1 million reduction in deferred rent. Non-cash charges primarily included $25.5 million of stock-based compensation, a $15.4 million inventory write down to its net realizable value, and an $11.1 million of depreciation and amortization expenses.

Cash used in operating activities of $64.6 million in 2010 reflected a net loss of $82.8 million partially offset by non-cash charges of $16.6 million and a $1.6 million net change in our operating assets and liabilities. Non-cash charges primarily included $10.4 million of stock-based compensation and $7.3 million of depreciation and amortization.

Cash used in operating activities of $45.7 million in 2009 reflected a net loss of $64.8 million, partially offset by aggregate non-cash charges of $10.4 million and a net change of $8.7 million in our net operating assets and liabilities. Non-cash charges primarily included $5.8 million of depreciation and amortization and $3.3 million of stock-based compensation. The net change in our operating assets and liabilities was primarily a result of our restructuring activity of $5.1 million, the increase in accrued and other liabilities of $4.5 million and the decrease in prepaid and other assets of $1.0 million, partially offset by the increase in inventory of $0.9 million and the decrease in accounts payable of $1.0 million.

Cash Flows from Investing Activities

Our investing activities consist primarily of net investment purchases, maturities and sales and capital expenditures.

In 2011, cash provided by investing activities was $5.9 million as a result of $105.6 million in net investment securities maturities and $0.3 million in acquisition of cash in noncontrolling interest offset by a $97.0 million of capital expenditures and deposits on property and equipment and a $2.9 million payment to Draths Corporation in relation to business acquisition.

In 2010, cash used in investing activities was $79.4 million as a result of $68.4 million in net investment purchases and $15.5 million of capital expenditures and deposits on property and equipment, offset by the release of $4.5 million in restricted cash.

In 2009, cash used in investing activities was $25.4 million as a result of $16.0 million in net investment purchases and $7.6 million of capital expenditures, and a $1.8 million increase in restricted cash.

Cash Flows from Financing Activities

In 2011, cash provided by financing activities was $41.1 million, primarily the result of the net receipt of $38.0 million from debt financing, the receipt of $8.4 million in proceeds from option exercises, and the receipt of $3.0 million in equipment financing. These cash receipts were offset in part by principal payments on debt of $5.0 million, principal payments on capital leases of $2.8 million, and $0.5 million in costs related to the initial public offering of our common stock.

In 2010 cash provided by financing activities was $266.7 million, primarily the result of the net receipt of $132.9 million from our sale of Series D convertible preferred stock, the receipt of the net proceeds of $86.0 million from the initial public offering of our common stock, the net receipt of $47.8 million from our sale of Series C-1 convertible preferred stock, the net receipt of $3.7 million from our sale of Series C convertible preferred stock, the receipt of $7.1 million from investors in Amyris Brasil and $1.4 million in proceeds from equipment financing. These cash receipts were offset in part by principal payments on debt of $9.7 million and principal payments on capital leases of $2.7 million.

In 2009, cash provided by financing activities was $71.5 million, primarily as a result of the net receipt of $56.5 million from our sale of Series C convertible preferred stock, the net receipt of $1.8 million from our sale of Series B-1 convertible preferred stock, the receipt of $9.6 million from debt, primarily from an advance on student loan auction rate securities held at UBS, $4.8 million in proceeds from equipment financing and the receipt of $3.1 million from investors for their noncontrolling interest in Amyris Brasil, partially offset by our purchase of the noncontrolling interest in Amyris Brasil for $2.3 million, our principal payments on our equipment financing facilities of $1.1 million and principal repayments on our debt of $1.0 million.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any material off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our consolidated financial statements.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2011 (in thousands):

	Total	2012	2013	2014	2015	2016	Thereafter
Principal payments on long-term debt	$ 41,324	$ 28,050	$ 2,981	$ 2,453	$ 2,480	$ 2,510	$ 2,850
Interest payments on long-term debt, fixed rate[1]	4,073	1,455	909	716	510	343	140
Interest payments on long-term debt, variable rate[2]	252	252	—	—	—	—	—
Operating leases	44,981	6,807	6,519	6,598	6,776	6,905	11,376
Principal payments on capital leases	6,336	3,717	1,365	956	298	—	—
Interest payments on capital leases	558	382	124	51	1	—	—
Terminal storage costs	399	399	—	—	—	—	—
Purchase obligations[3][4]	35,819	31,609	210	4,000	—	—	—
Total	$133,742	$ 72,671	$ 12,108	$ 14,774	$ 10,065	$ 9,758	$ 14,366

(1) For fixed rate facilities, the interest rates are more fully described in Note 6 of our consolidated financial statements.

(2) For variable rate facilities, amounts are based on weighted average interest rate which was 3.5% as of December 31, 2011.

(3) Purchase obligations include $33.8 million in non-cancelable contractual obligations and construction commitments.

(4) On February 24, 2012, the Company entered into a toll manufacturing agreement with Albemarle. This agreement supersedes the original agreement with Albemarle dated July 2011. The term of the agreement continues through December 31, 2019. The agreement includes certain contractually binding fixed costs totaling $7.5 million, which are payable in 2012 and 2014 and fixed costs of $2.0 million per quarter in 2013 if the Company exercises it option to have product manufactured in the facility in 2013. The agreement also includes variable pricing during the contract term.

This table does not reflect that portion of the expenses that we expect to incur from 2011 through 2012 in connection with research activities under the DOE Integrated Bio-Refinery grant and the DOE grant to NREL, with respect to which we are a subcontractor, for which we will not be reimbursed. We have the right to be reimbursed for up to $24.3 million of a total of up to $34.9 million of expenses for research activities that we undertake under the DOE Integrated Bio-Refinery grant. We have the right to be reimbursed for up to $3.9 million of a total of $5.4 million of expenses for research activities that we undertake under the NREL grant.

Recent Accounting Pronouncements

The information contained in Note 2 to the Consolidated Financial Statements under the heading "Recent Accounting Pronouncements" is hereby incorporated by reference into this Part II, Item 8.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, primarily changes in interest rates, currency exchange rates and commodity prices. On a limited basis we use derivative financial instruments primarily to manage commodity price risk.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and our outstanding debt obligations. We generally invest our cash in investments with short maturities or with frequent interest reset terms. Accordingly, our interest income fluctuates with short-term market conditions. As of December 31, 2011, our investment portfolio consisted primarily of money market funds, and certificates of deposit, all of which are highly liquid investments. Due to the short-term nature of our investment portfolio, our exposure to interest rate risk is minimal. Additionally, as of December 31, 2011, 81% of our debt portfolio was comprised of fixed-rate debt and the balance was variable-rate debt. As of December 31, 2011, our weighted average borrowing rate on the revolving credit facility was 3.5%. If interest had increased by 100 basis points to the outstanding borrowings under our revolving credit facility as of December 31, 2011, our interest expense would have increased by $77,000 on an annual basis. Because our average borrowings under our revolving credit facility are not substantial, changes in the interest rate will not have a significant impact our interest expense.

Foreign Currency Risk

Most of our sales contracts are principally denominated in U.S. dollars and, therefore, our revenues are not currently subject to significant foreign currency risk. We do incur certain of our production costs, primarily sugar feedstocks and manufacturing service fees, operating expenses and capital expenditures in currencies other than the U.S. dollar and, therefore, are subject to volatility in cash flows due to fluctuations in foreign currency exchange rates, particularly changes in the Brazilian reais and the Euro. To date, we have not entered into any foreign exchange hedging contracts.

Commodity Price Risk

Our exposure to market risk for changes in commodity prices currently relates to our purchases of ethanol and reformulated ethanol-blended gasoline and to purchases of sugar feedstocks. When possible, we manage our exposure to this risk primarily through the use of supplier pricing agreements. We also, at times, use standard derivative commodity instruments to hedge the price volatility of ethanol and reformulated ethanol-blended gasoline, principally through futures contracts. The changes in fair value of these contracts are recorded on the balance sheet and recognized immediately in cost of product sales. We recognized a loss of $2.4 million, $2.2 million and $1.9 million, as the change in fair value for the years ended December 31, 2011, 2010 and 2009, respectively (see Note 3 to our Consolidated Financial Statements).

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AMYRIS, INC.

Index to Financial Statements and Financial Statement Schedules

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Amyris, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Amyris, Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 28, 2012

Amyris, Inc.

Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Amounts)

	December 31,	
	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$ 95,703	$ 143,060
Short-term investments	7,889	114,873
Accounts receivable, net of allowance of $245 and zero, respectively	6,936	5,215
Inventories	9,070	4,006
Prepaid expenses and other current assets	19,873	2,905
Total current assets	139,471	270,059
Property and equipment, net	128,101	54,847
Other assets	43,001	32,547
Goodwill and intangible assets	9,538	—
Total assets	$ 320,111	$ 357,453
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 26,379	$ 7,116
Deferred revenue	3,139	565
Accrued and other current liabilities	30,982	14,795
Capital lease obligation, current portion	3,717	2,854
Debt, current portion	28,049	1,911
Total current liabilities	92,266	27,241
Capital lease obligation, net of current portion	2,619	3,091
Long-term debt, net of current portion	13,275	4,734
Deferred rent, net of current portion	9,957	11,186
Deferred revenue, net of current portion	4,097	1,130
Other liabilities	37,085	2,523
Total liabilities	159,299	49,905
Commitments and contingencies (Note 5)		
Stockholders' equity:		
Preferred stock - $0.0001 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock - $0.0001 par value, 100,000,000 shares authorized as of December 31, 2011 and 2011; 45,933,138 and 43,847,425 shares issued and outstanding as of December 31, 2011 and 2010, respectively	5	4
Additional paid-in capital	548,159	506,988
Accumulated other comprehensive income (loss)	(5,924)	2,872
Accumulated deficit	(381,188)	(202,318)
Total Amyris, Inc. stockholders' equity	161,052	307,546
Noncontrolling interest	(240)	2
Total stockholders' equity	160,812	307,548
Total liabilities and stockholders' equity	$ 320,111	$ 357,453

See the accompanying notes to the consolidated financial statements.

Amyris, Inc.

Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Amounts)

	Years Ended December 31,		
	2011	2010	2009
Revenues			
Product sales	$ 129,837	$ 68,664	$ 61,689
Grants and collaborations revenue	17,154	11,647	2,919
Total revenues	146,991	80,311	64,608
Cost and operating expenses			
Cost of product sales	155,615	70,515	60,428
Research and development	87,317	55,249	38,263
Sales, general and administrative	83,231	40,393	23,558
Restructuring and asset impairment (income) charges	—	(2,061)	5,768
Total cost and operating expenses	326,163	164,096	128,017
Loss from operations	(179,172)	(83,785)	(63,409)
Other income (expense):			
Interest income	1,542	1,540	448
Interest expense	(1,543)	(1,443)	(1,218)
Other income (expense), net	214	898	(621)
Total other income (expense)	213	995	(1,391)
Loss before income taxes	(178,959)	(82,790)	(64,800)
Provision for income taxes	(552)	—	—
Net loss	$ (179,511)	$ (82,790)	$ (64,800)
Net loss attributable to noncontrolling interest	641	920	341
Net loss attributable to Amyris, Inc.	$ (178,870)	$ (81,870)	$ (64,459)
Deemed dividend related to a beneficial conversion feature	—	(42,009)	—
Net loss attributable to Amyris, Inc. common stockholders	$ (178,870)	$ (123,879)	$ (64,459)
Net loss per share attributable to common stockholders, basic and diluted	$ (3.99)	$ (8.35)	$ (13.56)
Weighted-average shares of common stock outstanding used in computing net loss per share of common stock, basic and diluted	44,799,056	14,840,253	4,753,085

See the accompanying notes to the consolidated financial statements.

Amyris, Inc.

Consolidated Statements of Comprehensive Loss
(In Thousands)

	Years Ended December 31,		
	2011	2010	2009
Comprehensive loss:			
Net loss	$ (179,511)	$ (82,790)	$ (64,800)
Change in unrealized loss on investments	(5)	2	(84)
Foreign currency translation adjustment, net of tax	(8,761)	1,751	1,888
Total comprehensive loss	(188,277)	(81,037)	(62,996)
Loss attributable to noncontrolling interest	641	920	341
Foreign currency translation adjustment attributable to noncontrolling interest	(30)	(217)	—
Comprehensive loss attributable to Amyris, Inc.	$ (187,666)	$ (80,334)	$ (62,655)

See the accompanying notes to the consolidated financial statements.

Amyris, Inc.

Consolidated Statements of Convertible Preferred Stock, Redeemable Noncontrolling Interest and Equity—(Deficit)

(In Thousands, Except Share and Per Share Amounts)	Convertible Preferred Stock		Redeemable Noncontrolling Interest	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity (Deficit)
	Shares	Amount		Shares	Amount					
December 31, 2008	13,681,658	$ 121,436	$ —	5,015,576	$ 1	$ 3,164	$ (55,989)	$ (468)	$ 1,149	$ (52,143)
Issuance of Series B-1 convertible preferred stock at $25.26 per share for cash, net of issuance costs of $103	76,880	1,840	—	—	—	—	—	—	—	—
Issuance of Series C convertible preferred stock at $12.46 per share for cash, net of issuance costs of $956	4,606,684	56,443	—	—	—	—	—	—	—	—
Issuance of warrants in connection with issuance of Series B-1 convertible preferred stock	—	(68)	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options, net of restricted stock	—	—	—	127,515	—	284	—	—	—	284
Repurchase of common stock	—	—	—	(28,886)	—	(9)	—	—	—	(9)
Stock-based compensation	—	—	—	—	—	3,299	—	—	—	3,299
Proceeds from redeemable noncontrolling interest	—	—	5,626	—	—	—	—	—		—
Purchase of noncontrolling interest	—	—	—	—	—	(1,372)	—	—	(928)	(2,300)
Change in unrealized loss on investments	—	—	—	—	—	—	—	(84)	—	(84)
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,888	—	1,888
Net loss	—	—	(120)	—	—	—	(64,459)	—	(221)	(64,680)
December 31, 2009	18,365,222	$ 179,651	$ 5,506	5,114,205	$ 1	$ 5,366	$(120,448)	$ 1,336	$ —	$(113,745)

Amyris, Inc.

Consolidated Statements of Convertible Preferred Stock, Redeemable Noncontrolling Interest and Equity (Deficit)—(Continued)

(In Thousands, Except Share and Per Share Amounts)	Convertible Preferred Stock		Redeemable Noncontrolling Interest	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity (Deficit)
	Shares	Amount		Shares	Amount					
December 31, 2009	18,365,222	$ 179,651	$ 5,506	5,114,205	$ 1	$ 5,366	$(120,448)	$ 1,336	$ —	$(113,745)
Issuance of Series C convertible preferred stock at $12.46 per shares for cash, net of issuance costs of $5 ..	295,981	3,683	—	—	—	—	—	—	—	—
Issuance of Series C-1 convertible preferred stock at $17.56 per shares for cash, net of issuance costs of $68 ..	2,724,766	47,779	—	—	—	—	—	—	—	—
Issuance of Series D convertible preferred stock at $18.75 per shares for cash and deferred charge asset of $27,909, net of issuance costs of $258 ...	7,101,548	160,805	—	—	—	—	—	—	—	—
Issuance of warrants in connection with issuance of Series C convertible preferred stock	—	(507)	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options, net of restricted stock	—	—	—	60,883	—	277	—	—	—	277
Repurchase of common stock..	—	—	—	(10,367)	—	—	—	—	—	—
Shares issued from restricted stock unit settlement.......	—	—	—	176,272		—	—	—	—	—
Stock-based compensation	—	—	—	—	—	10,432	—	—	—	10,432
Proceeds from noncontrolling interest	—	—	7,041	—	—	—	—	—	28	28
Common stock issuance in public offering, net of issuance costs (Note 10)....	—	—	—	6,095,000	—	85,534	—	—	—	85,534
Conversion of convertible preferred stock to common stock	(28,487,517)	(391,411)	—	31,550,277	3	391,408	—	—	—	391,411
Conversion of convertible preferred stock warrants to common stock warrants	—	—	—	—	—	2,318	—	—	—	2,318
Conversion of shares of Amyris Brasil S.A. shares into common stock............	—	—	(11,870)	861,155	—	11,653	—	—	—	11,653
Beneficial conversion feature on issuance of Series D convertible preferred stock	—	—	—	—	—	39,292	—	—	—	39,292
Deemed dividend related to the beneficial conversion feature of Series D convertible preferred stock	—	—	—	—	—	(39,292)	—	—	—	(39,292)
Beneficial conversion feature on conversion of Amyris Brasil S.A. shares	—	—	—	—	—	2,717	—	—	—	2,717
Deemed dividend related to the beneficial conversion feature of Amyris Brasil S.A. shares..	—	—	—	—	—	(2,717)	—	—	—	(2,717)
Change in unrealized loss on investments............	—	—	—	—	—	—	—	2	—	2
Foreign currency translation adjustment, net of tax	—	—	217	—	—	—	—	1,534	—	1,534
Net loss..................	—	—	(894)	—	—	—	(81,870)	—	(26)	(81,896)
December 31, 2010	—	$ —	$ —	43,847,425	$ 4	$506,988	$(202,318)	$ 2,872	$ 2	$ 307,548

Amyris, Inc.

Consolidated Statements of Convertible Preferred Stock, Redeemable Noncontrolling Interest and Equity (Deficit)—(Continued)

(In Thousands, Except Share and Per Share Amounts)	Convertible Preferred Stock		Redeemable Noncontrolling Interest	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity (Deficit)
	Shares	Amount		Shares	Amount					
December 31, 2010	—	$ —	$ —	43,847,425	$ 4	$ 506,988	$ (202,318)	$ 2,872	$ 2	$ 307,548
Issuance of common stock upon exercise of stock options, net of restricted stock	—	—	—	1,641,439	1	8,491	—	—	—	8,492
Issuance of common stock upon net exercise of warrants	—	—	—	77,087	—	—	—	—	—	—
Issuance of common stock warrants in connection with equipment financing	—	—	—	—	—	193	—	—	—	193
Issuance of common stock in connection with Draths business acquisition	—	—	—	362,319	—	7,000	—	—	—	7,000
Shares issued from restricted stock unit settlement	—	—	—	6,005	—	—	—	—	—	—
Repurchase of common stock	—	—	—	(1,137)	—	(5)	—	—	—	(5)
Stock-based compensation	—	—	—	—	—	25,492	—	—	—	25,492
Fair value of assets and liabilities assigned to noncontrolling interest	—	—	—	—	—	—	—	—	369	369
Change in unrealized loss on investments	—	—	—	—	—	—	—	(5)	—	(5)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	(8,791)	30	(8,761)
Net loss	—	—	—	—	—	—	(178,870)	—	(641)	(179,511)
December 31, 2011	—	$ —	$ —	45,933,138	$ 5	$ 548,159	$ (381,188)	$ (5,924)	$ (240)	$ 160,812

See the accompanying notes to the consolidated financial statements.

Amyris, Inc.

Consolidated Statements of Cash Flows
(In Thousands)

	Years Ended December 31,		
	2011	2010	2009
Operating activities			
Net loss	$ (179,511)	$ (82,790)	$ (64,800)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	11,077	7,280	5,775
Inventory write-down to net realizable value	15,353	—	—
Loss on disposal of property and equipment	52	205	12
Stock-based compensation	25,492	10,432	3,299
Amortization of premium on investments	630	1,557	191
Provision for doubtful accounts	245	—	—
Change in fair value of convertible preferred stock warrant liability	—	(929)	445
Restructuring and asset impairment (income) charges	—	(2,061)	356
Other noncash expenses	40	116	281
Changes in assets and liabilities:			
Accounts receivable	(1,975)	(3,565)	(585)
Inventories	(20,680)	(1,708)	(878)
Prepaid expenses and other assets	(17,250)	1,133	972
Accounts payable	15,648	3,478	(997)
Restructuring	—	(511)	5,078
Accrued and other long-term liabilities	53,894	1,175	4,470
Deferred revenue	5,542	1,316	378
Deferred rent	(1,053)	295	285
Net cash used in operating activities	(92,496)	(64,577)	(45,718)
Investing activities			
Purchase of short-term investments	(67,556)	(189,486)	(47,996)
Maturities of short-term investments	105,000	100,711	31,690
Sales of short-term investments	68,106	28,374	250
Purchases of long-term investments	—	(7,998)	—
Change in restricted cash	—	4,506	(1,758)
Payments for business acquisitions	(2,934)	—	—
Acquisition of cash in noncontrolling interest	344	—	—
Investment in unconsolidated joint venture	(83)	—	—
Purchase of property and equipment, net of disposals	(81,917)	(10,906)	(7,608)
Deposits on property and equipment	(15,107)	(4,606)	—
Net cash provided by (used in) investing activities	5,853	(79,405)	(25,422)

Amyris, Inc.

Consolidated Statements of Cash Flows—(Continued)

(In Thousands)

	Years Ended December 31,		
	2011	2010	2009
Financing activities			
Proceeds from issuance of convertible preferred stock, net	—	184,360	58,283
Proceeds from issuance of common stock, net of repurchases	8,445	231	113
Purchase of noncontrolling interest	—	—	(2,300)
Proceeds from equipment financing	3,000	1,445	4,763
Principal payments on capital leases	(2,835)	(2,728)	(1,134)
Proceeds from debt	37,957	—	9,643
Principal payments on debt	(5,018)	(9,722)	(985)
Proceeds from issuance of common stock in initial public offering, net	(497)	86,032	—
Proceeds from sale of noncontrolling interest	—	7,069	3,090
Net cash provided by financing activities	41,052	266,687	71,473
Effect of exchange rate changes on cash and cash equivalents	(1,766)	1,167	956
Net increase (decrease) in cash and cash equivalents	(47,357)	123,872	1,289
Cash and cash equivalents at beginning of period	143,060	19,188	17,899
Cash and cash equivalents at end of period	$ 95,703	$ 143,060	$ 19,188
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 1,412	$ 1,378	$ 1,204
Cash paid for income taxes, net of refunds	$ —	$ —	$ 27

Amyris, Inc.
Consolidated Statements of Cash Flows—(Continued)
(In Thousands)

	Years Ended December 31,		
	2011	2010	2009
Supplemental disclosures of noncash investing and financing activities:			
Stock receivable for noncontrolling interest	$ —	$ —	$ 2,536
Additions to property and equipment under notes payable	$ —	$ 2,647	$ 1,038
Acquisitions of assets under accounts payable and accrued liabilities	$ 3,177	$ 5,631	$ 20
Financing of equipment	$ 3,420	$ —	$ —
Warrants issued in connection with equipment financing	$ 193	$ —	$ —
Financing of insurance premium under notes payable	$ —	$ 101	$ 378
Change in unrealized gain (loss) on investments	$ (5)	$ 3	$ (84)
Change in unrealized gain (loss) on foreign currency	$ (7,905)	$ (623)	$ —
Asset retirement obligation	$ 174	$ 115	$ —
Warrants issued in connection with the issuance of convertible preferred stock	$ —	$ 507	$ 68
Accrued deferred offering costs	$ —	$ 496	$ —
Financing of rent payments under notes payable	$ —	$ 239	$ —
Deferred charge asset related to the issuance of Series D preferred stock	$ —	$ 27,909	$ —
Receivable from stock option exercises	$ —	$ 11	$ —
Issuance of common stock upon exercise of warrants	$ 3,554	$ —	$ —
Issuance of common stock related to business acquisition	$ 7,000	$ —	$ —
Conversion of convertible preferred stock to common stock	$ —	$ 391,411$	—
Conversion of preferred stock warrants to common stock warrants	$ —	$ 2,318	$ —
Conversion of shares of Amyris Brasil S.A. held by third parties into Amyris, Inc. common stock	$ —	$ 11,653	$ —
Deemed dividend related to a beneficial conversion feature	$ —	$ 42,009	$ —
Transfer of fixed assets to current assets	$ 886	$ —	$ —
Transfer of long term deposits to fixed assets	$ 50	$ —	$ —
Acquisition of net assets in noncontrolling interest	$ 25	$ —	$ —
Reclassification of long-term investments to short-term investments	$ —	$ 7,998	$ —

See the accompanying notes to the consolidated financial statements.

Amyris, Inc.

Notes to Consolidated Financial Statements

1. The Company

Amyris, Inc. (the "Company") was incorporated in California on July 17, 2003 and reincorporated in Delaware on June 10, 2010 for the purpose of leveraging breakthroughs in synthetic biology to develop and provide renewable compounds for a variety of markets. The Company is currently building and applying its industrial synthetic biology platform to provide alternatives to select petroleum-sourced products used in specialty chemical and transportation fuel markets worldwide. The Company's first commercialization efforts have been focused on a molecule called farnesene, which forms the basis for a wide range of products varying from specialty chemical applications to transportation fuels, such as diesel. While the Company's platform is able to use a wide variety of feedstocks, the Company has focused initially on Brazilian sugarcane. The Company intends to secure access to this feedstock and to expand its production capacity by working with existing sugar and ethanol mill owners to build new, adjacent bolt-on facilities at their existing mills in return for a share of the higher gross margin the Company believes it will realize from the sale of renewable products. In addition, the Company has entered into various contract manufacturing agreements to support commercial production. The Company has established two principal operating subsidiaries, Amyris Brasil Ltda. (formerly Amyris Brasil S.A., "Amyris Brasil") for production in Brazil, and Amyris Fuels, LLC for fuel distribution capabilities in the U.S.

On June 21, 2010, the name of the Company was changed from Amyris Biotechnologies, Inc. to Amyris, Inc.

On September 30, 2010, the Company closed its initial public offering ("IPO") of 5,300,000 shares of common stock at an offering price of $16.00 per share, resulting in net proceeds to the Company of approximately $73.7 million, after deducting underwriting discounts of $5.9 million and offering costs of $5.2 million and in October 2010, the Company subsequently sold an additional 795,000 shares to the underwriters pursuant to the over-allotment option raising an additional $11.8 million of net proceeds. Upon the closing of the IPO, the Company's outstanding shares of convertible preferred stock were automatically converted into 31,550,277 shares of common stock and the outstanding convertible preferred stock warrants were automatically converted into common stock warrants to purchase a total of 195,604 shares of common stock and shares of Amyris Brasil held by third party investors were automatically converted into 861,155 shares of the Company's common stock.

The Company has incurred significant losses since its inception. As of December 31, 2011, the Company had an accumulated deficit of $381.2 million. The Company continues to incur substantial losses and cash outflows from operations since December 31, 2011 and management believes that it will continue to do so for the foreseeable future. The Company's plans for reducing cash outflows from operations in 2012 include reducing its cost structure by improving efficiency in its operations and reducing non-critical expenditures. The Company expects these efforts to include reductions in workforce and adjustments to the timing and scope of planned capital expenditures.

The Company's strategy is to focus on direct commercialization of higher-value, lower-volume markets while moving lower-margin, higher-volume commodity products into joint venture arrangements with established industry partners. To commercialize its products, the Company must be successful in using its technology to manufacture its products at commercial scale and on an economically viable basis. The Company has a limited experience producing its products at the commercial scale and in 2011 the Company encountered significant operational challenges that decreased production efficiency, created delays and increased production costs. As a result, the Company's prospects are subject to risks, expenses and uncertainties frequently encountered by companies in this stage of development. These risks include, but are not limited to, the Company's ability to achieve substantially higher production efficiencies than it has to date, timely completion of the construction and the commencement of operations at its Paraíso and São

Martinho production facilities, and its ability to secure additional collaborations and establish joint ventures on acceptable terms.

The Company expects to fund its operations for the foreseeable future with cash and investments currently on hand, with cash inflows from collaboration and grant funding and potential cash contributions from product sales, and with new debt and equity financing to provide additional working capital and to cover portions of its capital expenditures. For example, in February 2012, the Company completed a private placement of 10.2 million shares of common stock for total proceeds of $58.7 million and raised $25.0 million through convertible promissory notes. The Company believes that its existing cash, cash equivalents and short-term investments at December 31, 2011 and amounts raised subsequent to December 31, 2011, cash inflows from collaboration, grants and product sales, as well as reduction in cash outflows as a result of planned actions, will be sufficient to fund its operations and other capital expenditures for at least the next twelve months.

The Company's anticipated working capital needs and its planned operating and capital expenditures for 2012 and 2013 will require significant inflows of cash from credit facilities and similar sources of indebtedness, as well as funding from collaboration partners, some of which are not yet subject to definitive agreements or have not committed to funding arrangements. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders and the Company may be subject to restrictive covenants that may limit Company's ability to conduct its business.

Failure to significantly reduce losses and cash outflows from operations, raise additional capital and reduce discretionary spending or to remain in compliance with the covenants, could have a material adverse effect on the Company's ability to achieve its intended business objectives. If this happens, the Company may be forced to curtail or cease operations and delay or terminate research and development programs or the commercialization of products resulting from its technologies. The Company may be unable to proceed with construction of certain planned production facilities, enter into definitive agreements for supply of feedstock and associated production arrangements that are currently subject to letters of intent, commercialize its products within the timeline it expects, or otherwise continue its business as currently contemplated.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP") and with the instructions for Form 10-K and Regulations S-X statements. The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Principles of Consolidations

The Company has interests in joint venture entities that are variable interest entities ("VIEs"). Determining whether to consolidate a variable interest entity may require judgment in assessing (i) whether an entity is a VIE and (ii) if the Company is the entity's primary beneficiary and thus required to consolidate the entity. To determine if the Company is the primary beneficiary of a VIE, the Company evaluates whether it has (i) the power to direct the activities that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company's evaluation includes identification of significant activities and an assessment of its ability to direct those activities based on governance provisions and arrangements to provide or receive product and process technology, product supply, operations services, equity funding and financing and other applicable agreements and circumstances. The Company's assessment of whether it is the primary beneficiary of its VIEs requires significant assumptions and judgment.

The consolidated financial statements of the Company include the accounts of Amyris, Inc., its subsidiaries and two consolidated VIEs with respect to which the Company is considered the primary beneficiary, after elimination of intercompany accounts and transactions. Disclosure regarding the Company's participation in the VIEs is included in Note 8.

Use of Estimates

In preparing the consolidated financial statements, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and derivative commodity financial instruments. The Company places its cash equivalents and investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. Deposits held with banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents and short-term investments.

The Company's accounts receivable are primarily derived from customers located in the United States. The Company performs ongoing credit evaluation of its customers, does not require collateral, and maintains allowances for potential credit losses on customer accounts when deemed necessary.

Customers representing 10% or greater of accounts receivable were as follows:

	December 31,	
Customers	**2011**	**2010**
Customer A	**	36%
Customer C	**	28%
Customer D	20%	**
Customer G	10%	*

* *No outstanding balance*
** *Less than 10%*

(1) Prior year customers representing 10% or greater of accounts receivable now includes grants and collaboration customers to conform with current period presentation. Such reclassification did not change previously reported consolidated financial statements.

Customers representing 10% or greater of revenues were as follows:

	Years Ended December 31,		
Customers	**2011**	**2010**	**2009**
Customer A	**	12%	*
Customer B	**	**	31%
Customer C	14%	23%	*
Customer D	11%	**	**
Customer E	*	10%	21%
Customer F	**	10%	*

* *Not a customer*
** *Less than 10%*

(1) Prior year customers representing 10% or greater of revenues now includes grants and collaboration customers to conform with current period presentation. Such reclassification did not change previously reported consolidated financial statements.

The Company is exposed to counterparty credit risk on all of its derivative commodity instruments. The Company has established and maintains strict counterparty credit guidelines and enters into agreements only with counterparties that are investment grade or better. The Company does not require collateral under these agreements.

Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Financial instruments are primarily comprised of money market funds, certificates of deposit, commercial paper and U.S. government agency securities. Where available, fair value is based on or derived from observable market prices or other observable inputs. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The carrying amounts of the Company's financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities, and low market interest rates if applicable. Based on the borrowing rates currently available to the Company for debt with similar terms, and after considering nonperformance and credit risk, the carrying value of the notes payable and credit facility approximates its fair value.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity date of 90 days or less at the date of purchase are considered to be cash equivalents. Cash and cash equivalents consist of money market funds, certificates of deposit, commercial paper, U.S. Government agency securities and various deposit accounts. Certificates of deposit that have maturities less than 90 days from the consolidated balance sheet date are classified as cash and cash equivalents.

Accounts Receivable

The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the inability of its customers to make required payments. The Company determines this allowance based on specific doubtful account identification and management judgment on estimated exposure. The Company writes off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Investments

Investments with original maturities greater than 90 days that mature less than one year from the consolidated balance sheet date are classified as short-term investments. The Company classifies investments as short-term or long-term based upon whether such assets are reasonably expected to be realized in cash or sold or consumed during the normal cycle of business. The Company invests its excess cash balances primarily in certificates of deposit, short-term investment grade commercial paper and corporate bonds, U.S. Government agency securities and notes, and auction rate securities ("ARS"). Certificates of deposits that have maturities greater than 90 days that mature less than one year from the consolidated balance sheet date are classified as short term investments. The Company classifies all of its investments, other than ARS, as available-for-sale and records such assets at estimated fair value in the consolidated balance sheets, with unrealized gains and losses, if any, reported as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit). Debt securities are adjusted for amortization of premiums and accretion of discounts and such amortization and accretion are reported as a component of interest income. Realized gains and losses and declines in value that are considered to be other than temporary are recognized in the statements of operations. The cost of securities sold is determined on the specific identification method. There were no significant realized gains or losses from sales of debt securities during the years ended December 31, 2011, 2010 and 2009. As of December 31, 2011 and 2010, the Company did not have any other-than-temporary declines in the fair value of its debt securities.

The Company classified the ARS as trading securities and recorded all changes in fair value as component of other income (expense), net. The underlying securities had stated or contractual maturities that were generally greater than one year. The Company estimated the fair value of the ARS using a discounted cash flow model incorporating assumptions that market participants would use in their estimates of fair value. The Company had a put option to sell its ARS at par value. The Company accounted for the put option as a freestanding financial instrument and elected to record it at fair value with changes in fair value recorded as a component of other income (expense), net. As of December 31, 2011 and 2010, the Company did not hold any ARS due to the liquidation of ARS during the second and third quarters of 2010.

Inventories

Inventories, which consist of ethanol and reformulated ethanol-blended gasoline and farnesene-derived products, are stated at the lower of cost or market and categorized as finished goods, work-in-process or raw material inventories. Cost is computed on a first-in, first-out basis. Inventory costs include transportation costs incurred in bringing the inventory to its existing location.

In the year ended December 31, 2011 the Company incurred losses totaling $15.4 million as a result of applying the lower-of-cost-or-market inventory rules.

Derivative Instruments

The Company is exposed to market risks related to price volatility of ethanol and reformulated ethanol-blended gasoline. The Company makes limited use of derivative instruments, which include futures positions on the New York Mercantile Exchange and the CME/Chicago Board of Trade. The Company does not engage in speculative derivative activities, and the purpose for its activity in derivative commodity instruments is to manage the financial risk posed by physical transactions and inventory. Changes in the fair value of the derivative contracts are recognized currently in the consolidated statements of operations as specific hedge accounting criteria are not met.

Asset Retirement Obligations

The fair value of an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. In addition, asset retirement cost is added to the carrying amount of the associated asset and this additional carrying amount is amortized over the life of the asset. The Company's asset retirement obligations are associated with its commitment to return property subject to an operating lease in Brazil to its original condition upon lease termination.

As of December 31, 2011 and 2010, the Company recorded asset retirement obligations of $1.1 million and $984,000 respectively. The related leasehold improvements are being amortized to depreciation expense over the term of the lease or the useful life of the assets, whichever is shorter. Related amortization expense was $193,000, $229,000 and $175,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The change in the asset retirement obligation is summarized below (in thousands):

Balance at December 31, 2009	$ 746
Additions	141
Foreign currency impacts and other adjustments	5
Accretion expenses recorded during the period	92
Balance at December 31, 2010	984
Additions	166
Foreign currency impacts and other adjustments	(133)
Accretion expenses recorded during the period	112
Balance at December 31, 2011	$ 1,129

Property and Equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in operations in the period realized.

Depreciation and amortization periods for the Company's property and equipment are as follows:

Machinery and equipment	7-15 years
Computers and software	3-5 years
Furniture and office equipment	5 years
Vehicles	5 years

Leasehold improvements are amortized on a straight-line basis over the terms of the lease, or the useful life of the assets, whichever is shorter.

Computers and software includes internal-use software that is acquired, internally developed or modified to meet the Company's internal needs. Amortization commences when the software is ready for its intended use and the amortization period is the estimated useful life of the software, generally three to five years. Capitalized costs primarily include contract labor and payroll costs of the individuals dedicated to the development of internal-use software. Capitalized software additions totaled approximately $1.1 million, and $1.3 million and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively, related to software development costs pertaining to the installation of a new financial reporting system. For the years ended December 31, 2011, 2010 and 2009, $0.4 million, $0.3 million and zero, respectively, of amortization expense was recorded and as of December 31, 2011 the total unamortized cost of capitalized software was $2.8 million.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or the estimated useful life is no longer appropriate. If indicators of impairment exist and the undiscounted projected cash flows associated with such assets are less than the carrying amount of the asset, an impairment loss is recorded to write the asset down to their estimated fair values. Fair value is estimated based on discounted future cash flows. There were zero, zero and $3.1 million impairment charges recorded during the years ended December 31, 2011, 2010 and 2009, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost over the fair value of net assets acquired from our business combinations. Intangible assets are comprised primarily of in-process research and development ("IPR&D"). The Company makes significant judgments in relation to the valuation of goodwill and intangible assets resulting from business combinations.

There are several methods that can be used to determine the estimated fair value of the IPR&D acquired in a business combination. We utilized the "income method," which applies a probability weighting that considers the risk of development and commercialization, to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, pricing of similar products, and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. These assets are treated as indefinite-lived intangible assets until completion or abandonment of the projects, at which time the assets will be amortized over the remaining useful life or written off, as appropriate.

Goodwill and intangible assets with indefinite lives are assessed for impairment using fair value measurement techniques on an annual basis or more frequently if facts and circumstance warrant such a review. When required, a comparison of fair value to the carrying amount of assets is performed to determine the amount of any impairment.

The Company evaluates its intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets consist of purchased licenses and permits and are amortized on a straight-line basis over their estimated useful lives. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, we make an assessment of the recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the technology over the remaining amortization period, we reduce the net carrying value of the related intangible asset to fair value and may adjust the remaining amortization period. Any such impairment charge could be significant and could have a material adverse effect on our reported financial results. The Company has not recognized any impairment charges on our intangible assets through December 31, 2011.

In-Process Research and Development

During 2011, we recorded IPR&D of $8.6 million related to the acquisition of Draths. Amounts recorded as IPR&D will begin being amortized upon first sales of the product over the estimated useful life of the technology. In accordance with authoritative guidance, as the technology has not yet been proven, the amortization of the acquired IPR&D has not begun. We expect that it will take between two to three years before we will have viable products resulting from the acquired technology.

Convertible Preferred Stock Warrant Liability

The Company accounted for its freestanding warrants for shares of the Company's convertible preferred stock that were contingently redeemable as liabilities at fair value on the consolidated balance sheets. The warrants were subject to remeasurement at each balance sheet date and the change in fair value, if any, is recognized as other income (expense), net. The Company continued to adjust the liability for changes in fair value until the Company's initial public offering in September 2010 when the convertible preferred stock warrants were converted into warrants to purchase common stock. Upon conversion, the convertible preferred stock warrant liability was reclassified to additional paid-in capital.

Noncontrolling Interest and Redeemable Noncontrolling Interest

As of January 1, 2009, the Company adopted the new accounting standard which establishes accounting and reporting standards for noncontrolling interests in consolidated financial statements. These provisions require that the carrying value of noncontrolling interests to be removed from the mezzanine equity section of the consolidated balance sheets and reclassified as equity, and that consolidated net income be recast to include net income attributable to the noncontrolling interests. The standard requires retrospective presentation and disclosure of existing noncontrolling interests. Accordingly, the Company presented noncontrolling interests as a separate component of equity (deficit) and has also presented net loss attributable to the noncontrolling interest in the consolidated statements of operations. Upon adoption, the noncontrolling interest of $1.1 million was reclassified to a component of total equity (deficit) in the consolidated balance sheets from the mezzanine equity section.

In accordance with accounting and reporting standards for redeemable equity instruments, a noncontrolling interest with redemption features ("redeemable noncontrolling interest"), such as a put option, that is not solely within the control of the Company, is required to be reported in the mezzanine equity section of the consolidated balance sheets.

Changes in noncontrolling interest ownership that do not result in a change of control and where there is a difference between fair value and carrying value are accounted for as equity transactions.

On April 14, 2010, the Company entered into a joint venture with Usina São Martinho. The carrying value of the noncontrolling interest from this joint venture is recorded in the equity section of the consolidated balance sheets (see Note 8).

On January 3, 2011, the Company entered into a production service agreement with Glycotech, Inc. ("Glycotech"). The Company has determined that the arrangement with Glycotech qualifies as a VIE. The Company determined that it is the primary beneficiary. The carrying value of the noncontrolling interest from this VIE is recorded in the equity section of the consolidated balance sheets (see Note 8).

Revenue Recognition

The Company recognizes revenue from the sale of ethanol and reformulated ethanol-blended gasoline and farnesene-derived products, delivery of research and development services, and governmental grants. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured.

If sales arrangements contain multiple elements, the Company evaluates whether the components of each arrangement represent separate units of accounting. To date the Company has determined that all revenue arrangements should be accounted for as a single unit of accounting.

Product Sales

The Company sells ethanol and reformulated ethanol-blended gasoline under short-term agreements at prevailing market prices. Ethanol and reformulated ethanol-blended gasoline sales consists of sales to customers through purchases from third-party suppliers in which the Company takes physical control of the ethanol and reformulated ethanol-blended gasoline and accepts risk of loss. Starting in the second quarter of 2011, the Company began to sell farnesene-derived products, which are procured from contracted third parties. Our renewable product sales do not include rights of return. Returns are only accepted if the product does not meet product specifications and such non conformity is communicated to the Company within a set number of days of delivery. Revenues are recognized, net of discounts and allowances, once passage of title and risk of loss has occurred and contractually specified acceptance criteria have been met, provided all other revenue recognition criteria have also been met.

Grants and Collaborative Revenue

Revenue from collaborative research services is recognized as the services are performed consistent with the performance requirements of the contract. In cases where the planned levels of research services fluctuate over the research term, the Company recognizes revenue using the proportionate performance method based upon actual efforts to date relative to the amount of expected effort to be incurred by the Company. When up-front payments are received and the planned levels of research services do not fluctuate over the research term, revenue is recorded on a ratable basis over the arrangement term, up to the amount of cash received. When up-front payments are received and the planned levels of research services fluctuate over the research term, revenue is recorded using the proportionate performance method, up to the amount of cash received. Where arrangements include milestones that are determined to be substantive and at risk at the inception of the arrangement, revenue is recognized upon achievement of the milestone and is limited to those amounts whereby collectability is reasonably assured.

Government grants are agreements that generally provide cost reimbursement for certain types of expenditures in return for research and development activities over a contractually defined period. Revenues from government grants are recognized in the period during which the related costs are incurred, provided that the conditions under which the government grants were provided have been met and only perfunctory obligations are outstanding.

Cost of Product Sales

Cost of product sales consists primarily of cost of purchased ethanol and reformulated ethanol-blended gasoline, terminal fees paid for storage and handling, transportation costs between terminals and changes in the fair value of the derivative commodity instruments. Starting in the second quarter of 2011, cost of product sales also includes production costs of farnesene-derived products, which include cost of raw materials, amounts paid to our contract manufacturers and period costs including inventory write-downs resulting form applying the lower-of-cost-or-market inventory rules. Cost of renewable products also included some costs related to the scale-up in production of such products and had no corresponding charge in the prior year.

Shipping and handling costs charged to customers are recorded as revenues. Shipping costs are included in cost of product revenues. Such charges were not significant in any of the periods presented.

Costs of Start-Up Activities

Start-up activities are defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, commencing some new operation or activities related to organizing a new entity. All the costs associated with a potential site are expensed and recorded within the selling, general and administrative expenses until the site is considered viable by management, at which time costs would be considered for capitalization based on authoritative accounting literature.

Research and Development

Research and development costs are expensed as incurred and include costs associated with research performed pursuant to collaborative agreements and government grants. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities that conduct certain research activities on the Company's behalf.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company's assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

The Company recognizes and measures uncertain tax positions in accordance with the Income Taxes subtopic 05-6 of ASC 740, which prescribes a recognition threshold and measurement process for recording uncertain tax positions taken, or expected to be taken in a tax return, in the consolidated financial statements. Additionally, the guidance also prescribes new treatment for the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The Company accrues for the estimated amount of taxes for uncertain tax positions if it is more likely than not that the Company would be required to pay such additional taxes. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained.

Currency Translation

The Brazilian real is the functional currency of the Company's wholly-owned subsidiary in Brazil and also of the Company's joint venture with Usina São Martinho. Accordingly, asset and liability accounts of those operations are translated into United States dollars using the current exchange rate in effect at the balance sheet date and equity accounts are translated into United States dollars using historical rates. The revenues and expenses are translated using the exchange rates in effect when the transactions occur. Gains and losses from foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in the consolidated balance sheets.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model. The Company uses the Black-Scholes pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the vesting period. The Company accounts for restricted stock units issued to employees based on the fair market value of the Company's common stock.

The Company accounts for stock options issued to nonemployees based on the estimated fair value of the awards using the Black-Scholes option pricing model. The Company accounts for restricted stock units, issued to nonemployees based on the fair market value of the Company's common stock. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in the Company's consolidated statements of operations during the period the related services are rendered.

Comprehensive Income (Loss)

Comprehensive income (loss) represents all changes in stockholders' equity (deficit) except those resulting from investments or contributions by stockholders. The Company's unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments represent the components of comprehensive income (loss) excluded from the Company's net loss and have been disclosed in the consolidated statements of comprehensive loss for all periods presented.

The components of accumulated other comprehensive income (loss) are as follows (in thousands):

	December 31,	
	2011	2010
Foreign currency translation adjustment, net of tax	$ (5,924)	$ 2,867
Accumulated unrealized gain on investment	—	5
Total accumulated other comprehensive income (loss)	$ (5,924)	$ 2,872

Net Loss Attributable to Common Stockholders and Net Loss per Share

The Company computes net loss per share in accordance with ASC 260, "Earnings per Share." Basic net loss per share of common stock is computed by dividing the Company's net loss attributable to Amyris, Inc. common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share of common stock is computed by giving effect to all potentially dilutive securities, including stock options, restricted stock units, common stock warrants, convertible preferred stock and convertible preferred stock warrants using the treasury stock method or the as converted method, as applicable. Basic and diluted net loss per share of common stock attributable to Amyris, Inc. stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net loss are the same for each period presented.

The following table presents the calculation of basic and diluted net loss per share of common stock attributable to Amyris, Inc. common stockholders (in thousands, except share and per share amounts):

	Years Ended December 31,		
	2011	2010	2009
Numerator:			
Net loss attributable to Amyris, Inc. common stockholders	$ (178,870)	$ (123,879)	$ (64,459)
Denominator:			
Weighted-average shares of common stock outstanding used in computing net loss per share of common stock, basic and diluted	44,799,056	14,840,253	4,753,085
Net loss per share attributable to common stockholders, basic and diluted	$ (3.99)	$ (8.35)	$ (13.56)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	Years Ended December 31,		
	2011	2010	2009
Convertible preferred stock (as converted basis)•	—	—	18,878,526
Period-end stock options to purchase common stock	8,377,016	7,274,637	4,446,894
Period-end common stock subject to repurchase	7,929	33,396	132,038
Convertible preferred stock warrants (as converted basis)•	—	—	146,447
Period-end common stock warrants	26,223	195,604	—
Period-end restricted stock units	375,189	—	50,000
Total	8,786,357	7,503,637	23,653,905

• The convertible preferred stock and convertible preferred stock warrants were computed on an as converted basis using the conversion ratios in effect as of September 30, 2010, the date of the IPO Closing, for all periods presented in 2009 and 2010. The common stock warrants at December 31, 2011 includes 21,087 warrants issued in 2011 and 5,136 common stock warrants converted from preferred stock warrants computed on an as converted basis using the conversion ratios in effect as of September 30, 2010, the date of the IPO Closing.

Recent Accounting Pronouncements

In October 2009, the FASB issued a new accounting standard that changes the accounting for arrangements with multiple deliverables. Specifically, the new accounting standard requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In addition, the new standard eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables. The standard became effective for the Company on January 1, 2011. The adoption of the updated guidance did not have an impact on the Company's consolidated financial position, results of operations or cash flows for the year ended December 31, 2011 and did not change the units of accounting for its revenue transactions. The new accounting standard, if applied to the year ended December 31, 2010, would not have an impact on revenue for that year.

In January 2010, the FASB issued an amendment to an accounting standard which requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers; and to disclose separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3 inputs. The amendment also clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The updated guidance is effective for interim or annual reporting periods beginning after December 15, 2009, except for the disclosures regarding the reconciliation of Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In April 2010, the FASB issued an accounting standard update related to revenue recognition under the milestone method. The standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Research or development arrangements frequently include payment provisions whereby a portion or all of the consideration is contingent upon milestone events such as successful completion of phases in a study or achieving a specific result from the research or development efforts. The amendments in these standards provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. The standard is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010, with early adoption permitted, and applies to milestones achieved on or after that time. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued an amendment to an accounting standard related to fair value measurement. This amendment is intended to result in convergence between U.S. GAAP and International Financial Reporting Standards ("IFRS") requirements for measurement of and disclosures about fair value. This guidance clarifies the application of existing fair value measurements and disclosures, and changes certain principles or requirements for fair value measurements and disclosures. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The Company is currently assessing the potential impact, if any, this amendment may have on its consolidated financial position, results of operations and cash flows.

In June 2011, the FASB issued an amendment to an accounting standard related to the presentation of the Statement of Comprehensive Income. This amendment requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amended guidance is effective for interim and annual periods beginning after December 15, 2011 with full retrospective application required. Early adoption is permitted. The Company chose early adoption of this guidance effective its year ended December 31, 2011 through a separate presentation of its Consolidated Statement of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009. The adoption did not have any impact on its consolidated financial position, results of operations or cash flows.

In September 2011, the FASB approved a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is currently assessing the potential, if any, this revised accounting standard update may have on the Company's consolidated financial statements.

In December 2011, the International Accounting Standards Board ("IASB") and the FASB issued common disclosure requirements that are intended to enhance comparability between financial statements prepared on the basis of U.S. GAAP and those prepared in accordance with IFRS. This new guidance affects all entities with financial instruments or derivatives that are either presented on a net basis on the balance sheet or subject to an enforceable master netting arrangement or similar arrangement. While this guidance does not change existing offsetting criteria in U.S. GAAP or the permitted balance sheet presentation for items meeting the criteria, it requires an entity to disclose both net and gross information about assets and liabilities that have been offset and the related arrangements. Required disclosures under this new guidance should be provided retrospectively for all comparative periods presented. This new guidance is effective for fiscal years beginning or or after January 1, 2013, and interim periods within those years, which would be the Company's first quarter of fiscal 2013. The Company does not expect that the adoption of this new guidance will have an impact on its financial position, results of operations or cash flows as it is disclosure only in nature.

3. Fair Value of Financial Instruments

The following tables set forth the Company's financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability. As of December 31, 2011, the Company's fair value hierarchy for its financial assets and financial liabilities that are carried at fair value was as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Financial Assets				
Money market funds	$ 57,127	$ —	$ —	$ 57,127
Certificates of Deposit	27,384	—	—	27,384
US Government agency securities	—	—	—	—
Total financial assets	$ 84,511	$ —	$ —	$ 84,511
Financial Liabilities				
Derivative liabilities	$ 18	$ —	$ —	$ 18
Total financial liabilities	$ 18	$ —	$ —	$ 18

As of December 31, 2010, the Company's fair value hierarchy for its financial assets and financial liabilities that are carried at fair value was as follows (in thousands):

	Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Financial Assets				
Money market funds	$ 124,228	$ —	$ —	$ 124,228
Certificates of Deposit[(1)]	9,238	—	—	9,238
US Government agency securities	—	105,635	—	105,635
Total financial assets	$ 133,466	$ 105,635	$ —	$ 239,101
Financial Liabilities				
Derivative liabilities	$ 324	$ —	$ —	$ 324
Total financial liabilities	$ 324	$ —	$ —	$ 324

(1) Prior year fair value hierarchy now includes certificates of deposits to conform with current period presentation. Such reclassification did not change previously reported consolidated financial statements.

The change in the fair value of the Level 3 investments is summarized below (in thousands):

	Auction Rate Securities	Put Option
Fair value as of December 31, 2009	$ 11,235	$ 1,465
Redemption at par	(12,700)	—
Change in fair value recorded in other income (expense), net	1,465	(1,465)
Fair value as of December 31, 2010	—	—
Redemption at par	—	—
Change in fair value recorded in other income (expense), net	—	—
Fair value as of December 31, 2011	$ —	$ —

The change in the fair value of the convertible preferred stock warrant liability is summarized below (in thousands):

Fair value as of December 31, 2009	$ 2,740
Fair value of warrants issued	507
Fair value of cancelled award	(929)
Change in fair value recorded in other income (expense), net	(2,318)
Fair value as of December 31, 2010	$ —

The Company's investment portfolio included ARS, which were issued principally by student loan entities and rated AAA by a major credit rating agency. ARS are structured to provide liquidity via an auction process that resets the applicable interest rate at predetermined calendar intervals, usually every 28 days. The underlying securities have stated or contractual maturities that are generally greater than one year. Typically, the carrying value of ARS approximates fair value due to the frequent resetting of the interest rates. In February 2008, auctions failed for $12.95 million in par value of ARS that the Company held because sell orders exceeded buy orders. These failures are not believed to be a credit issue, but rather caused by a lack of liquidity. The funds associated with these failed auctions may not be accessible until the issuer calls the security, a successful auction occurs, a buyer is found outside of the auction process, or the security matures.

During 2008, the Company received notification from UBS AG ("UBS"), issued in connection with a settlement entered into between UBS and certain regulatory agencies, offering to repurchase all of the Company's ARS holdings at par value. The Company formally accepted the settlement offer and entered into a repurchase agreement with UBS in November 2008. By accepting the agreement, the Company (1) received the right ("Put Option") to sell its ARS at par value to UBS between June 30, 2010 and July 2, 2012; and (2) gave UBS the right to purchase the ARS from the Company any time after the acceptance date as long as the Company receives the full par value.

As of December 31, 2011 and 2010, the Company had $0 par value and fair value of ARS. During 2010 and 2009, a total of $12.7 million and $250,000, respectively, of the ARS held by the Company were called at par by the issuer; therefore no realized losses were recognized on these securities. The Put Option was exercised on June 30, 2010 to sell the remaining ARS of $4.8 million at par value and was subsequently settled in the third quarter of 2010. During 2010, the Company received the $12.7 million par value upon liquidation of its ARS holdings during the second and third quarter of 2010.

The Company estimated the fair value of the ARS using a discounted cash flow model incorporating assumptions that market participants would use in their estimates of fair value. Some of these assumptions included estimates for interest rates, timing and amount of cash flows and expected holding periods of the

ARS. The Company estimated the fair value of the Put Option using the expected value that the Company would receive from UBS which was calculated as the difference between the fair value and the par value of the ARS as of the option exercise date. This value was discounted by using UBS's credit default swap rate to account for the credit considerations of the counterparty risk. The Company reassessed the fair values in future reporting periods based on several factors, including continued failure of auctions, failure of investments to be redeemed, deterioration of credit ratings of investments, market risk and other factors.

Derivative Instruments

The Company utilizes derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations. The primary objective for holding derivative financial instruments is to manage commodity price risk. The Company's derivative instruments principally include Chicago Board of Trade (CBOT) ethanol futures and Reformulated Blendstock for Oxygenate Blending (RBOB) gasoline futures. All derivative commodity instruments are recorded at fair value on the consolidated balance sheets. None of the Company's derivative instruments are designated as a hedging instrument. Changes in the fair value of these non-designated hedging instruments are recognized in cost of product sales in the consolidated statements of operations.

Derivative instruments measured at fair value as of December 31, 2011 and 2010, and their classification on the consolidated balance sheets and consolidated statements of operations, are presented in the following tables (in thousands) except contract amounts:

	Asset/Liability as of			
	December 31, 2011		December 31, 2010	
Type of Derivative Contract	Quantity of Short Contracts	Fair Value	Quantity of Short Contracts	Fair Value
Regulated fixed price futures contracts, included as asset in prepaid expenses and other current assets	—	$ —	—	$ —
Regulated fixed price futures contracts, included as liability in accounts payable	22	$ 18	92	$ 324

Type of Derivative Contract	Income Statement Classification	Years Ended December 31, 2011	2010	2009
		Gain (Loss) Recognized		
Regulated fixed price futures contracts	Cost of product sales	$ (2,365)	$ (2,225)	$ (1,910)

4. Balance Sheet Components

Investments

The following table summarizes the Company's investments as of December 31, 2011 (in thousands):

	December 31, 2011		
	Amortized Cost	Unrealized Gain (Loss)	Fair Value
Short-Term Investments			
Certificates of Deposit	7,889	—	7,889
Total short-term investments	$ 7,889	$ —	$ 7,889

The following table summarizes the Company's investments as of December 31, 2010 (in thousands):

	December 31, 2010		
	Amortized Cost	Unrealized Gain (Loss)	Fair Value
Short-Term Investments			
US Government agency securities	$ 105,630	$ 5	$ 105,635
Certificates of Deposit	9,238	—	9,238
Total short-term investments	$ 114,868	$ 5	$ 114,873

Inventories

Inventories, net is comprised of the following (in thousands):

	December 31,	
	2011	2010
Raw materials	$ 2,191	$ —
Work-in-process	1,237	—
Finished goods	5,642	4,006
Inventories, net	$ 9,070	$ 4,006

Prepaid and Other Current Assets

Prepaid and other current assets is comprised of the following (in thousands):

	December 31,	
	2011	2010
Advances to contract manufacturers[1]	$ 10,748	$ —
Manufacturing catalysts	3,929	—
Interest receivable	—	744
Recoverable VAT and other taxes	2,193	24
Margin deposits on derivative instruments	—	373
Other	3,003	1,764
Prepaid and other current assets	$ 19,873	$ 2,905

(1) At December 31, 2011, this amount includes $748,000 of the current unamortized portion of equipment costs funded by the Company to a contract manufacturer. The related amortization is being offset against purchases of inventory.

Property and Equipment, net

Property and equipment, net is comprised of the following (in thousands):

	December 31,	
	2011	2010
Leasehold improvements	$ 40,011	$ 29,445
Machinery and equipment	59,657	22,115
Computers and software	6,491	5,225
Furniture and office equipment	2,223	1,486
Vehicles	596	493
Construction in progress	45,318	12,431
	$ 154,296	71,195
Less: accumulated depreciation and amortization	(26,195)	(16,348)
Property and equipment, net	$ 128,101	$ 54,847

Property and equipment includes $13.7 million and $9.4 million of machinery and equipment and furniture and office equipment under capital leases as of December 31, 2011 and 2010, respectively. Accumulated amortization of assets under capital leases totaled $4.7 million and $3.0 million as of December 31, 2011 and 2010, respectively.

Depreciation and amortization expense, including amortization of assets under capital leases, was $10.7 million, $7.3 million and $5.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Other Assets

Other assets are comprised of the following (in thousands):

	December 31,	
	2011	2010
Deferred charge asset[1]	$ 18,792	$ 27,631
Deposits on property and equipment, including taxes	17,455	4,556
Advances to contract manufacturers, net of current portion [2]	2,866	—
Recoverable taxes on purchased property and equipment	2,075	—
Other	1,813	360
Total other assets	$ 43,001	$ 32,547

(1) The deferred charge asset relates to the collaboration agreement between the Company and Total (see Note 9).

(2) At December 31, 2011, the amount of $2.9 million relates to the non-current unamortized portion of equipment costs funded by the Company to a contract manufacturer. The related amortization is being offset against purchases of inventory.

Accrued and Other Current Liabilities

Accrued and other current liabilities are comprised of the following (in thousands):

	December 31,	
	2011	2010
Professional services	$ 4,384	$ 3,552
Accrued vacation	2,761	1,996
Payroll and related expenses	6,343	2,729
Construction in progress	4,992	2,227
Tax-related liabilities	2,180	1,273
Deferred rent, current portion	1,274	1,099
Customer advances	3,667	—
Refundable exercise price on early exercise of stock options	30	70
Other	5,351	1,849
Total accrued and other current liabilities	$ 30,982	$ 14,795

Other Liabilities

Other liabilities are comprised of the following (in thousands):

	December 31,	
	2011	2010
Contingently repayable advance from related party collaborator[1]	$ 31,922	$ —
Bonus payable to contract manufacturer, non-current	2,500	—
Deferred rent obligation (See Note 6)	—	1,088
Asset retirement obligations	1,129	984
Other	1,534	451
Total other liabilities	$ 37,085	$ 2,523

(1) The contingently repayable advance from related party collaborator relates to the collaboration agreement between the Company and Total.

In November 2011, the Company and Total Gas & Power USA SAS ("Total") entered into an amendment of their Technology License, Development, Research and Collaboration Agreement (the "Amendment"). The Amendment provides for an exclusive strategic collaboration for the development of renewable diesel products and contemplates that the parties will establish a joint venture (the "JV") for the production and commercialization of such renewable diesel products on an exclusive, worldwide basis. In addition, the Amendment also provides the JV with the right to produce and commercialize certain other chemical products on a non-exclusive basis. The Amendment further provides that definitive agreements to form the JV must be in place by March 31, 2012 or other date as agreed to by the parties or the renewable diesel program, including any further collaboration payments by Total related to the renewable diesel program, will terminate. The continuation of the renewable diesel program and the formation of the JV are also subject to certain mutual intellectual property due diligence conditions. Under the Amendment, each party retains certain rights to independently produce and sell renewable diesel under specified circumstances subject to paying royalties to the other party.

Pursuant to the Amendment, Total has agreed to solely fund the following amounts: (i) the first $30.0 million in research and development costs related to the renewable diesel program which have been incurred since August 1, 2011, which amount shall be in addition to the $50.0 million in research and development funding contemplated by the Collaboration Agreement, and (ii) for any research and development costs incurred following the JV formation date that are not covered by the initial $30.0 million, an additional $10.0 million in 2012 and up to an additional $10.0 million in 2013, which amounts will be considered part of the $50.0 million contemplated by the Collaboration Agreement. In addition to these payments, Total has further agreed to fund 50% of all remaining research and development costs for the renewable diesel program under the Amendment.

Total has an option for a period of 90 days, following the completion of the renewable diesel program on December 31, 2013 (or any other date as determined by the management committee to achieve the end-project milestone), to notify the Company that it does not wish to pursue production or commercialization of renewable diesel under the Amendment. If Total exercises this right, all of Total's intellectual property rights that were developed during the renewable diesel program would terminate and would be assigned to the Company, and the Company would be obligated to pay Total specified royalties based on the Company's net income in consideration of the benefits the Company derived from the technology and intellectual property developed during the renewable diesel development project. Such royalty payments commence on the royalty notification date and would end on the date when the Company had paid Total an aggregate amount equal to $150.0 million. The Company will pay Total a royalty of twenty percent (20%) of Net Income on a yearly basis derived from (i) any licenses under or sales of the Diesel Collaboration IP by the Company or any of its Affiliates to third parties, but not to the extent such licenses or sale relate to the use of the Diesel Collaboration IP for the Initial Non-Exclusive JV Products, and (ii) the Net Income (as defined in the Agreement) of the Company on a consolidated basis other than that derived from a Product resulting from the Biojet Development Program and the Non-Exclusive JV Products (the "Total Diesel IP Royalty").

In addition, in the event the Company sells all or substantially all of its renewable diesel business prior to the time the aggregate royalty amount has been paid, the Company shall pay Total fifty percent (50%) of the net proceeds from such sale up to the then-remaining unpaid amount of the aggregate royalty amount. Net income shall be calculated in accordance with generally accepted accounting principles consistently applied by the Company and in the event that the foregoing net income is negative for a given fiscal quarter, the Company shall not be required to pay any royalty for such fiscal quarter). Beginning on the sixth year from the royalty notification date, the aforementioned royalty in section shall be additionally derived from the non-exclusive JV products.

The Company concluded that there is a significant amount of risk associated with the development of these products and therefore the arrangement is within the scope of ASC 730-20 Research and Development.

The Company also determined that until Total exercises its royalty option, it is uncertain that financial risk involved with research and development is transferred from the Company to Total. Accordingly, the funds received from Total for the diesel product R&D activities were recorded as contingently repayable advance from the collaborator as part of other liabilities as of December 31, 2011. Depending on the resolution of Total's royalty option contingency, the Company will record this arrangement as a contract to perform research and development services or as an obligation to repay the funds.

5. Commitments and Contingencies

Capital Leases

In March 2008, the Company executed an equipment financing agreement intended to cover certain qualifying research and laboratory hardware and software. In January 2009, the agreement was amended to increase the financing amount. During the years ended December 31, 2011, 2010 and 2009, the Company financed certain purchases of hardware equipment and software of approximately zero, $1.4 million and $4.8 million, respectively. Pursuant to the equipment financing agreement, the Company financed the equipment with the transactions representing capital leases. Accordingly, fixed assets and capital lease liabilities were recorded at the present values of the future lease payments of $3.1 million and $5.9 million at December 31, 2011 and 2010. The incremental borrowing rates used to determine the present values of the future lease payments was 9.5%. The capital lease obligations expire at various dates, with the latest maturity in March 2013. In connection with the agreement entered into in 2008, the Company issued a warrant to purchase shares of the Company's convertible preferred stock (see Note 11).

In December 2011, the Company executed an equipment financing agreement intended to cover certain qualifying research and laboratory hardware. During the year ended December 31, 2011, the company financed certain purchases of hardware equipment of $3.0 million, Pursuant to the equipment financing agreement, the Company financed the equipment with transactions representing capital leases. This sales/leaseback transaction resulted in a $1.3 million unrealized loss which is being amortized over the life of the assets under lease. Accordingly, a capital lease liability was recorded at the present value of the future lease payments of $3.4 million during the year ended December 31, 2011. The incremental borrowing rate used to determine the present values of the future lease payments was 6.5%. Capital lease obligations expire on January 1, 2015. In connection with the capital lease entered into in 2011, the Company issued a warrant to purchase shares of the Company's common stock (see Note 11). Future minimum payments under this sales/leaseback agreement as of December 31, 2011 are as follows (in thousands):

Years ending December 31:	Sales/Leaseback
2012	$ 1,190
2013	1,098
2014	1,006
2015	300
2016	—
Thereafter	—
Total future minimum lease payments	3,594
Less: amount representing interest	(349)
Present value of minimum lease payments	3,245
Less: current portion	(1,010)
Long-term portion	$ 2,235

The Company recorded interest expense in connection with its capital leases of $559,000, $821,000 and $751,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Future minimum payments under capital leases, including the sales/leaseback, as of December 31, 2011 are as follows (in thousands):

Years ending December 31:	Capital Leases
2012	$ 4,099
2013	1,489
2014	1,006
2015	300
2016	—
Thereafter	—
Total future minimum lease payments	6,894
Less: amount representing interest	(558)
Present value of minimum lease payments	6,336
Less: current portion	(3,717)
Long-term portion	$ 2,619

Operating Leases

The Company has noncancelable operating lease agreements for office, research and development and manufacturing space in the United States that expire at various dates, with the latest expiration in May 2018 with an estimated annual rent payment of approximately $6.0 million. In addition, the Company leases facilities in Brazil pursuant to noncancelable operating leases that expires at various dates, with the latest expiration in November 2016 with an estimated annual rent payment of approximately $456,000.

In 2007, the Company entered into an operating lease for its headquarters in Emeryville, California, with a term of ten years commencing in May 2008. As part of the operating lease agreement, the Company received a tenant improvements allowance of $11.4 million. The Company recorded the allowance as deferred rent and associated expenditures as leasehold improvements that are being amortized over the shorter of their useful life or the term of the lease. In connection with the operating lease, the Company elected to defer a portion of the monthly base rent due under the lease and entered into notes payable agreements with the lessor for the purchase of certain tenant improvements. In October 2010, the Company amended its lease agreement with the lessor of its headquarters, to lease up to approximately 22,000 square feet of research and development and office space. In return for the removal of the early termination clause in its amended lease agreement, the Company received approximately $1.0 million from the lessor in December 2010.

The Company recognizes rent expense on a straight-line basis over the noncancelable lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. Where leases contain escalation clauses, rent abatements, and/or concession, such as rent holidays and landlord or tenant incentives or allowances, the Company applies them in the determination of straight-line rent expense over the lease term. Rent expense was $4.8 million, $3.3 million and $3.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company has terminalling agreements with terminal storage facility vendors for the storage and handling of products. As of December 31, 2011 the Company had $0.4 million in outstanding commitments under these terminalling agreements which are expected to be paid in 2012.

In January 2011, the Company entered into a right of first refusal agreement with respect to a facility and site in Leland, North Carolina leased by Glycotech covering a two year period commencing in January 2011. Under the right of first refusal agreement, the lessor agrees not to sell the facility and site leased by Glycotech during the term of the production service agreement. If the lessor is presented with an offer to sell, or decides to sell, an adjacent parcel, the Company has a right of first refusal to acquire the adjacent parcel or leased property.

In February 2011, the Company commenced payment of rent related to an operating lease on a real property owned by Usina São Martinho in Brazil. In conjunction with a joint venture agreement (see Note

7) with the same entity, the real property will be used by the joint venture entity, SMA Indústria Química S.A. ("SMA"), for the construction of a production facility. This lease has a term of 20 years commencing in February 2011 with an estimated annual rent payment of approximately $59,000.

In February 2011, the Company entered into an operating lease for certain equipment owned by GEA Engenharia de Processos e Sistemas Industriais Ltda ("GEA") in Brazil. The equipment under this lease will be used by the Company in its production activities in Brazil. This lease has a term of one year commencing in March 2011 with an estimated annual rent payment of approximately $96,000 and is renewable for up to two years from the end of the initial term.

In March 2011, the Company entered into an operating lease on a real property owned by Paraíso Bioenergia S.A. ("Paraíso Bioenergia") in Brazil. In conjunction with a supply agreement (see Note 9) with the same entity, the real property will be used by the Company for the construction of an industrial facility. This lease has a term of 15 years commencing in March 2011 with an estimated annual rent payment of approximately $147,000.

In August 2011, the Company notified the lessor of its leased office facilities in Brazil of the Company's termination of its existing lease effective November 30, 2011. At the same time, the Company entered into an operating lease for new office facilities in Campinas, Brazil. The new lease has a term of 5 years commencing in November 2011 with an estimated annual rent payment of approximately $456,000.

Future minimum payments under operating leases as of December 31, 2011, are as follows (in thousands):

Years ending December 31:	Operating Leases - Facilities	Operating Leases - Land	Operating Leases - Equipment	Total Operating Leases
2012	$ 6,590	$ 201	$ 16	$ 6,807
2013	6,318	201	—	6,519
2014	6,397	201	—	6,598
2015	6,575	201	—	6,776
2016	6,704	201	—	6,905
Thereafter	9,238	2,138	—	11,376
Total future minimum lease payments	$ 41,822	$ 3,143	$ 16	$ 44,981

Guarantor Arrangements

The Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The term of the indemnification period is for the officer or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. Accordingly, the Company had no liabilities recorded for these agreements as of December 31, 2011 and 2010.

The Company has an uncommitted facility letter ("Credit Agreement") with a financial institution to finance the purchase and sale of fuel and for working capital requirements, as needed. The Company is a parent guarantor for the payment of the outstanding balance under the Credit Agreement. As of December 31, 2011, the Company had $5.0 million in outstanding letters of credit under the Credit Agreement which are guaranteed by the Company and payable on demand. The Credit Agreement is collateralized by a first priority security interest in certain of the Company's present and future assets.

The Company has a credit facility ("BNDES Credit Facility.") with a financial institution to finance a production site in Brazil. This credit facility is collateralized by first priority security interest in certain of the Company's equipment and other tangible assets totaling R$24.9 million reais (approximately US$13.3 million based on the exchange rate at December 31, 2011). The Company is a parent guarantor for the payment of the outstanding balance under the BNDES Credit Facility. As of December 31, 2011, the Company had $10.2 million outstanding under the agreement which is guaranteed by the Company. Additionally, the Company is required to provide a bank guarantees under the BNDES Credit Facility.

The Company has a facility ("FINEP Credit Facility") with a financial institution to finance a research and development project on sugarcane-based biodiesel (see Note 6). The FINEP Credit Facility provides for loans of up to an aggregate principal amount of R$6.4 million reais (approximately US$3.4 million based on the exchange rate at December 31, 2011) which is guaranteed by a chattel mortgage on certain equipment of the Company. The Company's total acquisition cost for the equipment under this guarantee is approximately R$6.0 million reais (approximately US$3.2 million based on the exchange rate at December 31, 2011). Subject to compliance with certain terms and conditions under the FINEP Credit Facility, four disbursements of the loan will become available to the Company for withdrawal, as described in more detail in Note 6. After the release of the first disbursement, prior to any subsequent drawdown from the FINEP Credit Facility, the Company also needs to provide bank letters of guarantee of up to R$3.3 million reais (approximately US$1.8 million based on the exchange rate at December 31, 2011).

The Company has a terminalling agreement with a terminal storage facility vendor for storing and handling of products. The Company is a parent guarantor for the payment of the outstanding balance under the terminalling Agreement. As of December 31, 2011, the Company had $62,000 in outstanding commitments under the terminalling Agreement which are guaranteed by the Company and payable on demand.

Under an operating lease agreement for its office facilities in Brazil, which commenced on November 15, 2011, the Company is required to maintain restricted cash or letters of credit equal to three months rent of approximately R$191,000 reais (approximately US$102,000 based on the exchange rate at December 31, 2011) as guarantee that the Company will meet its performance obligations under such operating lease agreement.

Other Matters

The Company is not involved in any legal proceedings that management believes will have a material adverse effect on its business, results of operations, financial position or cash flows. The Company may be involved, from time to time, in legal proceedings and claims arising in the ordinary course of its business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. The Company accrues amounts, to the extent they can be reasonably estimated, that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that the Company believes will result in a probable loss.

6. Debt

Debt is comprised of the following (in thousands):

	December 31,	
	2011	2010
Credit facilities	$ 18,852	$ —
Notes payable	3,113	5,668
Loans payable	19,359	977
Total debt	41,324	6,645
Less: current portion	(28,049)	(1,911)
Long-term debt	$ 13,275	$ 4,734

Credit Facility

In January 2009, the Company entered into a credit facility with UBS associated with student loan auction rate securities holdings. In March and April 2009, the Company drew down $8.1 million and $0.5 million on the credit facility, respectively. The credit facility was collateralized by the ARS held with the bank. The credit facility had a variable interest rate of LIBOR plus 1.25%. As of December 31, 2009, the total amount outstanding under the credit facility was $8.3 million and the weighted average borrowing rate was 1.32%. In conjunction with the liquidation of the Company's ARS holdings during the second and third quarter of 2010 (see Note 3), this credit facility was terminated.

In November 2010, the Company entered into the FINEP Credit Facility with Financiadora de Estudos e Projetos ("FINEP"), a state-owned company subordinated to the Brazilian Ministry of Science and Technology. This FINEP Credit Facility was extended to partially fund expenses related to the Company's research and development project on sugarcane-based biodiesel ("FINEP Project") and provides for loans of up to an aggregate principal amount of R$6.4 million reais (approximately US$3.4 million based on the exchange rate at December 31, 2011) which is guaranteed by a chattel mortgage on certain equipment of the Company as well as bank letters of guarantee. Subject to compliance with certain terms and conditions under the FINEP Credit Facility, four disbursements of the loan will become available to the Company for withdrawal. The first disbursement received in February 2011 was approximately R$1.8 million reais and the next three disbursements will each be approximately R$1.6 million reais. As of December 31, 2011 and 2010, there were R1.8 million reais (approximately $1.0 million based on the exchange rate at December 31, 2011) and no amount outstanding, respectively, under this FINEP Credit Facility.

Interest on loans drawn under this credit facility is fixed at 5.0% per annum. In case of default under or non-compliance with the terms of the agreement the interest on loans will be dependent on the long-term interest rate as published by the Central Bank of Brazil ("TJLP"). If the TJLP at the time of default is greater than 6.0%, then the interest will be 5.0% + a TJLP adjustment factor, otherwise the interest will be at 11.0% per annum. In addition, a fine of up to 10.0% shall apply to the amount of any obligation in default. Interest on late balances will be 1.0% interest per month, levied on the overdue amount. Payment of the outstanding loan balance will be made in 81 monthly installments which will commence in July 2012 and extend through March 2019. Interest on loans drawn and other charges are paid on a monthly basis commencing in March 2011.

The FINEP Credit Facility contains the following significant terms and conditions

- The Company will share with FINEP the costs associated with the FINEP Project. At a minimum, the Company will contribute from its own funds approximately R$14.5 million reais (US$7.7 million based on the exchange rate at December 31, 2011) of which the Company expects R$11.1 million reais to be contributed prior to the release of the second disbursement, which is expected to occur in 2012;
- After the release of the first disbursement, prior to any subsequent drawdown from the FINEP Credit Facility, the Company is required to provide bank letters of guarantee of up to R$3.3 million reais in aggregate (approximately US$1.8 million based on the exchange rate at December 31, 2011);
- Amounts released from the FINEP Credit Facility must be completely used by the Company towards the FINEP Project within 30 months after the contract execution.

Notes Payable

During the period between May 2008 and October 2008, the Company entered into notes payable agreements with the lessor of its headquarters under which it borrowed a total of $3.3 million for the purchase of tenant improvements, bearing an interest rate of 9.5% per annum and to be repaid over a period of 55 to 120 months. As of December 31, 2011 and 2010, a principal amount of $2.0 million and $2.4 million, respectively, was outstanding under these notes payable.

During the period between January 2009 and December 2009, the Company entered into notes payable agreements with a service provider in connection with its software implementation under which it borrowed a total of $1.2 million for the payment of implementation services and software licenses, bearing an interest rate of 8.53% per annum and to be repaid over a period of 69 to 83 months. As of December 31, 2011 and 2010, a principal amount of zero and $1.0 million was outstanding under these notes payable.

In July 2009, the Company entered into a notes payable agreement of $378,000 with its insurance provider. The notes payable are payable in monthly principal and interest installments of $45,300 through March 2010. The note payable accrues interest at 6%. As of December 31, 2011 and 2010, a principal amount of zero was outstanding under the notes payable.

In March 2010, the Company entered into a notes payable agreement of $101,000 with its insurance provider. The notes are payable in monthly principal and interest installments of $11,000 through November 2010. The note payable accrued interest at 5.5%. As of December 31, 2011 and 2010 there was zero amount outstanding under the notes payable.

In February 2010, the Company entered into a notes payable agreement with its landlord for a loan of $239,000. The notes are payable in monthly principal and interest installments of $31,000 from June 2010 through January 2011. The notes payable accrue interest at 10.5%. As of December 31, 2011 and 2010, a principal amount of zero and $31,000 was outstanding under the notes payable.

In April 2010, the Company entered into a notes payable agreement of $182,000 with a financial institution to finance a software purchase. The notes were payable in equal installments of principal and interest starting in May 2010 through April 2012. The notes payable accrues interest at 10.0%. As of December 31, 2011 and 2010, there was zero outstanding under this notes payable.

During the period between August 2010 and November 2010, the Company entered into notes payable agreements with an equipment financing company under which it borrowed a total of $2.4 million for the purchase of equipment and leasehold improvements. The notes payable bears an interest rate of 16.7% per annum to be repaid over a period of 42 months. As of December 31, 2011 and 2010, a principal amount of zero and $2.2 million, respectively, was outstanding under these notes payable.

In connection with the operating lease for its headquarters (see Note 5) in Emeryville, California, the Company elected to defer a portion of monthly base rent due under the lease. In June 2011, a deferred rent obligation of $1.5 million resulting from this election became due and payable in 24 equal monthly installments of approximately $63,000. As such, the Company reclassified this obligation from Other Liabilities to Notes Payable. As of December 31, 2011, a principal amount of $1.1 million was outstanding under this note payable.

Loans Payable

In August 2009, the Company entered into a loans payable agreement with the lessor of its headquarters under which it borrowed $750,000 . The loan is payable in monthly installments of interest only and unpaid interest and principal is payable in December 2011. Interest accrues at an interest rate of 10.5%. As of December 31, 2011 and 2010, a principal amount of zero and $750,000 was outstanding under the loan, respectively. This notes payable agreement was secured by a $750,000 letter of credit.

In December 2009, the Company entered into a loans payable agreement with the lessor of its Emeryville pilot plant under which it borrowed a total of $250,000, bearing an interest rate of 10.0% per annum and to be repaid over a period of 96 months. As of December 31, 2011 and 2010, a principal amount of $204,000 and $228,000, respectively, was outstanding under the loan.

In December 2011, the Company entered into a loan agreement with Banco Pine S.A. under which Banco Pine S.A. provided the Company with a short term loan of R$35.0 million reais (approximately US$18.7 million based on the exchange rate at December 31, 2011) (the "Bridge Loan"). The Bridge Loan is an advance on anticipated 2012 financing from Nossa Caixa Desenvolvimento, ("Nossa Caixa"), the Sao Paulo State development bank, and the Lender, under which the Lender and Nossa Caxia may provide the Company with loans of up to approximately R$52.0 million reais (approximately US$27.7 million based on the exchange rate at December 31, 2011) as financing for capital expenditures relating to the Company's Paraíso Bioenergia S.A. manufacturing facility in Brazil. The interest rate for the Bridge Loan is 119.2% of Brazilian interbank lending rate (approximately 12.8% on an annualized basis). The principal and interest of loans under the Loan Agreement matured and were required to be repaid on February 17, 2012, subject to extension by the Lender. Under the Loan Agreement, the Company owes a prepayment penalty if it repays the loan prior to the maturity date based on the net value of the loan to Banco Pine S.A. if the Bridge Loan were repaid on the maturity date.

The Bridge Loan agreement includes customary events of default, including refusal to perform responsibilities under the Loan Agreement, failure to make payments when due, bankruptcy, liquidation or insolvency, and material judgments. If any event of default under the Bridge Loan occurs, the Lender may declare all borrowings under the Bridge Loan immediately due. As of December 31, 2011, a total of R$35.0 million reais was advanced under the Bridge Loan and a principal amount of $18.7 million was outstanding under this loan.

Letters of Credit

In November 2008, the Company entered into an uncommitted facility letter (the "Credit Agreement") with a financial institution to finance the purchase and sale of fuel and for working capital requirements, as needed. In October 2009, the agreement was amended to decrease the maximum amount that the Company may borrow under such facility. The Credit Agreement, as amended, provides an aggregate maximum availability up to the lower of $20.0 million and the borrowing base as defined in the agreement, and is subject to a sub-limit of $5.7 million for the issuance of letters of credit and a sub-limit of $20.0 million for short-term cash advances for product purchases. The Credit Agreement is collateralized by a first priority security interest in certain of the Company's present and future assets. Amyris is a parent guarantor for the payment of the outstanding balance under the Credit Agreement. Outstanding advances bear an interest rate at the Company's option of the bank's prime rate plus 1.0% or the bank's cost of funds plus 3.5%. As of December 31, 2011, the Company had sufficient borrowing base levels to draw down up to a total of $7.2 million in short term cash advances and $0.7 million available for letters of credit in addition to those outstanding as of December 31, 2011. As of December 31, 2011 and 2010, the Company had no outstanding advances and had $5.0 million and $4.6 million in outstanding letters of credit under the Credit Agreement.

To the extent that amounts under the Credit Agreement remain unused, while the Credit Agreement is in effect and for so long thereafter as any of the obligations under the Credit Agreement are outstanding, the Company will pay an annual commitment fee of $300,000. The Credit Agreement requires compliance with certain customary covenants that require maintenance of certain specified financial ratios and conditions. As of December 31, 2011, the Company was in compliance with its financial covenants under the Credit Agreement.

In November 2009, the Company entered into an irrevocable standby letter of credit agreement (the "LC Agreement") for up to $4.5 million. In December 2010, this LC Agreement was replaced by the revolving credit facility agreement (the "Revolving Credit Facility") discussed below and the letters of credit that were outstanding under the LC Agreement remained outstanding as letters of credit subject to the terms and conditions of the Revolving Credit Facility. In addition, under the LC Agreement, the Company was required to maintain a deposit balance with the financial institution, which amounted to $4.5 million as of December 31, 2009 and as of the effective date of the Revolving Credit Facility. This requirement was eliminated and the restriction imposed on the $4.5 million cash deposit was removed on the date of the Revolving Credit Facility agreement became effective.

Revolving Credit Facility

On December 23, 2010, the Company established a revolving credit facility with a financial institution which provides for loans and standby letters of credit of up to an aggregate principal amount of $10.0 million with a sublimit of $5.0 million on standby letters of credit. Interest on loans drawn under this revolving credit facility will be equal to (i) the Eurodollar Rate plus 3.0%; or (ii) the Prime Rate plus 0.5%. In case of default or non-compliance with the terms of the agreement, the interest on loans will be Prime Rate plus 2.0%. The credit facility is collateralized by a first priority security interest in certain of the Company's present and future assets. It has a $5,000 annual loan fee and contains the following significant financial and non-financial covenants:

Financial Covenants: The Company must maintain a liquidity of at least $10 million plus two times its quarterly "Net Cash Used in Operating Activities" calculated using the Company's Condensed Consolidated Statements of Cash Flows reflected in the Company's most recent periodic report filed with the SEC. In addition, as of the end of each fiscal quarter, the Company must maintain a current ratio (current assets to current liabilities) equal to or greater than 2:1. As of December 31, 2011, the Company was not in compliance with the current ratio covenant. The non-compliance was caused in part by the additional short term debt proceeds received by the Company and in part by cash outflows. Following the funding from the equity and convertible debt financings in February 2012, our current ratio was returned to a level equal to or greater than 2:1. Events of default per under the credit facility provides the lender various rights, including the right to require immediate repayment or foreclose on collateral may result in acceleration of payment.

Financial Statements: The Company must provide financial statements to the lender on a quarterly basis within 60 days after the end of each of the first three quarters of each fiscal year and audited financial statements within 105 days after the end of each fiscal year.

Under this facility, $7.7 million amount of loan and one letter of credit totaling $2.3 million was outstanding as of December 31, 2011. The outstanding letter of credit serves as security for a facility lease and expires in November 2012 and may be automatically extended for another one-year period.

BNDES Credit Facility

In December 2011, the Company entered into a credit facility ("BNDES Credit Facility") in the amount of R$22.4 million reais (approximately US$11.9 million based on the exchange rate at December 31, 2011) with Banco Nacional de Desenvolvimento Econômico e Social ('BNDES"), a government owned bank headquartered in Brazil. This BNDES facility was extended as project financing for a production site in Brazil. The credit line is divided into an initial tranche for up to approximately R$19.1 million reais and an additional tranche of approximately R$3.3 million reais that becomes available upon delivery of additional guarantees. The credit line is available for 12 months from the date of the Credit Agreement, subject to extension by the lender.

The principal of loans under the BNDES Credit Facility is required to be repaid in 60 monthly installments, with the first installment due in January 2013 and the last due in December 2017. Interest will be due initially on a quarterly basis with the first installment due in March 2012. From and after January 2013, interest payments will be due on a monthly basis together with principal payments. The loaned amounts carry interest of 7% per year. Additionally, a credit reserve charge of 0.1% on the unused balance from each credit installment from the day immediately after it is made available through its date of use, when it is paid.

Under the BNDES Credit Facility, the Company's credit will be in Brazilian Reais and will not change until the effective release. The credit line is collateralized by first priority security interest in certain of the Company's equipment and other tangible assets totaling R$24.9 million reais (approximately US$13.3 million based on the exchange rate at December 31, 2011). Amyris is a parent guarantor for the payment of the outstanding balance under the BNDES Credit Facility. Additionally, the Company is required to provide a bank guarantee equal to 10% of all the approved amount (R$22.4 million reais in total debt) under this credit facility. For advances in the second tranche (above R$19.1 million reais), the Company is required to provide additional bank guarantees equal to 90% of each such advance, plus additional Company guarantees equal to at least 130% of such advance. The BNDES Credit Facility contains customary events of default, including payment failures, failure to satisfy other obligations under this credit facility or related documents, defaults in respect of other indebtedness, bankruptcy, insolvency and inability to pay debts when due, material judgments, and changes in control of Amyris Brasil. If any event of default occurs, the Lender may terminate its commitments and declare immediately due all borrowings under the facility. As of December 31, 2011 the Company had R$19.1 million reais (approximately US$10.2 million based on the exchange rate at December 31, 2011) in outstanding advances under the BNDES Credit Facility.

Future minimum payments under the debt agreements as of December 31, 2011 are as follows (in thousands):

Years ending December 31:	Notes Payable	Loans Payable	Credit Facility
2012	$ 1,405	$ 19,495	$ 8,857
2013	770	187	2,933
2014	355	45	2,769
2015	355	45	2,590
2016	355	45	2,453
Thereafter	480	44	2,466
Total future minimum payments	3,720	19,861	22,068
Less: amount representing interest	(607)	(502)	(3,216)
Present value of minimum debt payments	3,113	19,359	18,852
Less: current portion	(1,217)	(19,038)	(7,794)
Noncurrent portion of debt	$ 1,896	$ 321	$ 11,058

7. Joint Ventures

SMA Indústria Química S.A.

On April 14, 2010, the Company established SMA, a joint venture with Usina São Martinho, to build the first facility in Brazil fully dedicated to the production of Amyris renewable products. The new company is located at the Usina São Martinho mill in Pradópolis, São Paulo state. SMA has a 20 year initial term.

Amyris plans to provide genetically engineered yeast to enable SMA to produce Amyris farnesene, or Biofene®, a molecule which may be used as an ingredient in a wide range of consumer and industrial products, including detergents, cosmetics, perfumes and industrial lubricants.

SMA is managed by a three member executive committee, of which the Company appoints two members one of whom is the plant manager who is the most senior executive responsible for managing the construction and operation of the facility. SMA is governed by a four member board of directors, of which the Company and Usina São Martinho each appoint two members. The board of directors has certain protective rights which include final approval of the engineering designs and project work plan developed and recommended by the executive committee.

Under the joint venture agreements, the Company granted a royalty-free license to SMA. The Company will fund the construction costs of the new facility. Usina São Martinho will reimburse up to R$61.8 million reais (approximately US$32.9 million based on the exchange rate as of December 31, 2011) of the construction costs after SMA commences production. Post commercialization, the Company will market and distribute the Amyris renewable products. Usina São Martinho will sell feedstock and provide certain other services to SMA. The cost of the feedstock to SMA is a price that is based on the average return that Usina São Martinho could receive from the production of its current products, sugar and ethanol. The Company is required to purchase the output of SMA for the first four years at a price that guarantees the return of Usina São Martinho's investment plus a fixed interest rate. After this four year period, the price is set to guarantee a break-even price to SMA plus an agreed upon return.

Under the terms of the joint venture agreements, if the Company becomes controlled, directly or indirectly, by a competitor of Usina São Martinho, then Usina São Martinho has the right to acquire the Company's interest in SMA. If Usina São Martinho becomes controlled, directly or indirectly, by a competitor of the Company, then the Company has the right to sell its interest in SMA to Usina São Martinho. In either case, the purchase price shall be determined in accordance with the joint venture agreements, and the Company would continue to have the obligation to acquire products produced by SMA for the remainder of the term of the supply agreement then in effect even though the Company would no longer be involved in SMA's management.

Amyris has a 50% ownership interest in SMA. The Company has identified SMA as a VIE. The Company is the primary beneficiary and consequently consolidates SMA's operations in its financial statements.

Joint Venture with Cosan

In June 2011, the Company entered into joint venture agreements with Cosan Combustíveis e Lubrificantes S.A. and Cosan S.A. Industria e Comércio (such Cosan entities, collectively or individually, "Cosan"), related to the formation of joint venture (the "JV"), which will focus on the worldwide development, production and commercialization of base oils made from Biofene produced by the JV or purchased from the Company or a contract manufacturer. The Company and Cosan are establishing entities related to the joint venture in both Brazil and the United States.

Under the joint venture agreements, the JV will undertake, on a worldwide basis, the development, production and commercialization of certain classes of base oils produced from Biofene for use in lubricants products in the automotive, commercial and industrial markets. The agreements provide that the Company will perform research and development activities on behalf of the JV under a research services arrangement and will grant a royalty-free license to the JV to use the Company's technology to develop, produce, market and distribute renewable base oils for use in lubricant products sold worldwide. The joint venture agreements provide that Cosan will provide technical expertise and use commercially reasonable efforts to contribute a base oils offtake agreement with a third party to the JV.

Subject to certain exceptions for the Company, the joint venture agreements provide that the JV will be the exclusive means through which the Company and Cosan will engage in the worldwide development and commercialization of specified classes of renewable base oils that are derived from Biofene or, under certain circumstances, from other intermediate molecules or technologies. The JV has certain rights of first refusal with respect to alternative base oil technologies that may be acquired by the Company or Cosan during the term of the JV.

Under the joint venture agreements, the Company and Cosan each own 50% of the JV and each party will share equally in any costs and any profits ultimately realized by the JV. The joint venture agreement has an initial term of 20 years from the date of the agreement, subject to earlier termination by mutual written consent or by a non-defaulting party in the event of specified defaults by the other party (including breach by a party of any material obligations under the joint venture agreements). The Shareholders' Agreement has an initial term of 10 years from the date of the agreement, subject to earlier termination if either the Company or Cosan ceases to own at least 10% of the voting stock of the JV.

The Company has identified Novvi S.A., the initial Brazilian JV entity formed, as a VIE. The power to direct activities, which most significantly impact the economic success of the joint venture, is equally shared between the Company and Cosan who are not related parties. Accordingly, the Company is not the primary beneficiary and therefore will account for its investment in the JV entity using the equity method. The Company will periodically review its consolidation analysis on an ongoing basis. As of December 31, 2011, the carrying amounts of the unconsolidated JV entity's assets and liabilities were not material to the Company's consolidated financial statements.

In September 2011, the U.S. JV entity, Novvi LLC was formed. The Company and Cosan are still finalizing operating agreements for this new entity. Through December 31, 2011, there has been no activity in this joint venture. The Company recorded revenue for research and development expenses performed on behalf of the joint venture. For the year ended December 31, 2011, the Company recorded $3.6 million of revenue from the research and development activities that it has performed on behalf of the joint venture.

8. Noncontrolling Interest

Redeemable Noncontrolling Interest

In February 2008, the Company formed a subsidiary Amyris Pesquisa e Desenvolvimento de Biocombustíveis, Ltda. In March 2008, the Company sold a 30% interest to Crystalsev and the subsidiary was renamed Amyris-Crystalsev Pesquisa e Desenvolvimento de Biocombustíveis Ltda. ("ACB"). The Company invested $3.8 million of cash for a 70% interest in ACB and Crystalsev contributed $1.6 million of cash for the remaining 30% interest.

In April 2009, the Company re-purchased Crystalsev's 30% interest in ACB for $2.3 million resulting in ACB once again becoming a wholly-owned subsidiary. The purchase of the noncontrolling interest was treated as an equity transaction and the fair value of the consideration paid of $2.3 million was recorded as a reduction of the carrying value of the noncontrolling interest and additional paid-in capital. In December 2009, ACB was renamed Amyris Brasil S.A. In May 2011, Amyris Brasil S.A. was converted into Amyris Brasil Ltda.

In December 2009, Amyris Brasil sold 1,111,111 of its shares representing a 4.8% interest in Amyris Brasil for R$10.0 million reais. The redeemable noncontrolling interest was reported in the mezzanine equity section of the consolidated balance sheet because the Company was then subject to a contingent put option under which it could have been required to repurchase an interest in Amyris Brasil from the noncontrolling interest holder.

In March 2010, Amyris Brasil sold an additional 853,333 shares of its stock, an incremental 3.4% interest, for R$3.0 million reais. In May 2010, Amyris Brasil sold an additional 1,111,111 shares of its stock, an incremental 4.07% interest, for R$10.0 million reais.

Under the terms of the agreements with these Amyris Brasil investors, the Company had the right to require the investors to convert their shares of Amyris Brasil into shares of common stock at a 1:0.28 conversion ratio. On September 30, 2010, in connection with the Company's IPO, shares of Amyris Brasil held by these investors were converted into 861,155 shares of the Company's common stock. The remaining noncontrolling interest as of September 30, 2010 was converted to common stock and additional paid-in capital.

At the closing of the IPO, the Company recorded a one-time beneficial conversion feature charge of $2.7 million associated with the conversion of the shares of Amyris Brasil held by investors into shares of Amyris, Inc. common stock, which impacted earnings per share for the year ended December 31, 2010.

The following table provides a roll forward of the redeemable noncontrolling interest (in thousands):

Balance as of December 31, 2009	$ 5,506
Proceeds from redeemable noncontrolling interest	7,041
Conversion of shares of Amyris Brasil S.A. subsidiary held by third parties into common stock	(11,870)
Foreign currency translation adjustment	217
Net loss	(894)
Balance as of December 31, 2010	$ —

Noncontrolling Interest

SMA Indústria Química

The joint venture, SMA (see Note 7), is a VIE pursuant to the accounting guidance for consolidating VIEs because the amount of total equity investment at risk is not sufficient to permit SMA to finance its activities without additional subordinated financial support, as well as because the related commercialization agreement provides a substantive minimum price guarantee. Under the terms of the joint venture agreement, Amyris directs the design and construction activities, as well as production and distribution. In addition, Amyris has the obligation to fund the design and construction activities until commercialization is achieved. Subsequent to the construction phase, both parties equally fund SMA for the term of the joint venture. Based on those factors, the Company was determined to have the power to direct the activities that most significantly impact SMA's economic performance and the obligation to absorb losses and the right to receive benefits. Accordingly, the financial results of SMA are included in the Company's consolidated financial statements and amounts pertaining to Usina São Martinho's interest in SMA are reported as noncontrolling interests in subsidiaries.

Glycotech

On January 3, 2011, the Company entered into a production service agreement with Glycotech, whereby Glycotech is to provide process development and production services for the manufacturing of various Amyris products at its leased facility in Leland, North Carolina. The Amyris products to be manufactured by Glycotech will be owned and distributed by the Company. Pursuant to the terms of the agreement, the Company will pay the manufacturing and operating costs of the Glycotech facility which is dedicated solely to the manufacture of Amyris products. The Company has determined that the arrangement with Glycotech qualifies as a VIE. The Company determined that it is the primary beneficiary of this arrangement since it has the power through the management committee over which it has majority control to direct the activities that most significantly impact the arrangement's economic performance. In addition, the Company is required to fund 100% of the Glycotech's actual operating costs for providing services each month while the facility is in operation under the production service agreement. Accordingly, the Company consolidates the financial results of Glycotech. As of December 31, 2011, the carrying amounts of the consolidated VIE's assets and liabilities were not material to the Company's consolidated financial statements.

The table below reflects the carrying amount of the assets and liabilities of the two consolidated VIEs for which the Company is the primary beneficiary. The assets primarily comprise of approximately \$15.0 million in property and equipment and approximately \$6.4 million in other assets, and \$0.7 million in current assets. The liabilities comprise of \$2.4 million in accounts payable and accrued current liabilities and \$0.5 million in loan obligations by Glycotech to a financial institution that are non-recourse to the Company. The creditors of each consolidated VIE have recourse only to the assets of that VIE.

	December 31,	
(In thousands)	**2011**	**2010**
Assets	\$22,094	\$ 277
Liabilities	\$ 2,873	\$ 173

The change in noncontrolling interest for years ended December 31, 2011 and 2010 is summarized below (in thousands):

	2011	2010
Balance at January 1	\$ 2	\$ —
Addition to noncontrolling interest	369	28
Foreign currency translation adjustment	30	—
Loss attributable to noncontrolling interest	(641)	(26)
Balance at December 31	\$ (240)	\$ 2

9. Significant Agreements

Research and Development Activities

Total Collaboration Agreement

In June 2010, the Company entered into a technology license, development, research and collaboration agreement ("collaboration agreement") with Total Gas & Power USA Biotech, Inc., an affiliate of Total S.A. (Total S.A. and its relevant affiliates, collectively, "Total"). The collaboration agreement sets forth the terms for the research, development, production and commercialization of certain to be determined chemical and/or fuel products made through the use of the Company's synthetic biology platform. The collaboration agreement establishes a multiphased process through which projects are identified, screened, studied for feasibility, and ultimately selected as a project for development of an identified lead compound using an identified microbial strain. Under the terms of the collaboration agreement, Total will fund up to the first $50.0 million in research and development costs for the selected projects; thereafter the parties will share such costs equally. Amyris has agreed to dedicate the laboratory resources needed for collaboration projects. Total also plans to second employees at Amyris to work on the projects. Once a development project has commenced, the parties are obligated to work together exclusively to develop the lead compound during the project development phase. After a development project is completed, the Company and Total expect to form one or more joint ventures to commercialize any products that are developed, with costs and profits to be shared on an equal basis, provided that if Total has not achieved profits from sales of a joint venture product equal to the amount of funding it provided for development plus an agreed upon rate of return within three years of commencing sales, then Total will be entitled to receive all profits from sales until this rate of return has been achieved. Each party has certain rights to independently produce commercial quantities of these products under certain circumstances, subject to paying royalties to the other party. Total has the right of first negotiation with respect to exclusive commercialization arrangements that the Company would propose to enter into with certain third parties, as well as the right to purchase any of the Company's products on terms no less favorable than those offered to or received by the Company from third parties in any market where Total or its affiliates have a significant market position.

The collaboration agreement has an initial term of 12 years and is renewable by mutual agreement by the parties for additional three year periods. Neither the Company nor Total has the right to terminate the agreement voluntarily. The Company and Total each have the right to terminate the agreement in the event the other party commits a material breach, is the subject of certain bankruptcy proceedings or challenges a patent licensed to it under the collaboration agreement. Total also has the right to terminate the collaboration agreement in the event the Company undergoes a sale or change of control to certain entities. If the Company terminates the collaboration agreement due to a breach, bankruptcy or patent challenge by Total, all licenses the Company has granted to Total terminate except licenses related to products for which Total has made a material investment and licenses related to products with respect to which binding commercialization arrangements have been approved, which will survive subject, in most cases, to the payment of certain royalties by Total to the Company. Similarly, if Total terminates the collaboration agreement due to a breach, bankruptcy or patent challenge by the Company, all licenses Total has granted to the Company terminate except licenses related to products for which the Company has made a material investment, certain grant-back licenses and licenses related to products with respect to which binding commercialization arrangements have been approved, which will survive subject, in most cases, to the payment of certain royalties to Total by the Company. On expiration of the collaboration agreement, or in the event the collaboration agreement is terminated for a reason other than a breach, bankruptcy or patent challenge by one party, licenses applicable to activities outside the collaboration generally continue with respect to intellectual property existing at the time of expiration or termination subject, in most cases, to royalty payments. There are circumstances under which certain of the licenses granted to Total will survive on a perpetual, royalty-free basis after expiration or termination of the collaboration agreement. Generally these involve licenses to use the Company's synthetic biology technology and core metabolic pathway for purposes of either independently developing further improvements to marketed collaboration technologies or products or the processes for producing them within a specified scope agreed to by the Company and Total prior to the time of expiration or termination, or independently developing early stage commercializing products developed from collaboration compounds that met certain performance criteria prior to the time the agreement expired or was terminated and commercializing products related to such compounds. After the collaboration agreement expires, the Company may be obligated to provide Total with ongoing access to Amyris laboratory facilities to enable Total to complete research and development activities that commenced prior to termination.

In June 2010, concurrent with the collaboration agreement, the Company issued 7,101,548 shares of Series D preferred stock to Total for aggregate proceeds of approximately $133.0 million at a per share price of $18.75, which was lower than the per share fair value of common stock as determined by management and the Board of Directors. Due to the fact the collaboration agreement and the issuance of shares to Total occurred concurrently, the terms of both the collaboration agreement and the issuance of preferred stock were evaluated to determine whether their separately stated pricing was equal to the fair value of services and preferred stock. The Company determined that the fair value of Series D preferred stock was $22.68 at the time of issuance, and therefore, the Company measured the preferred stock initially at its fair value with a corresponding reduction in the consideration for the services under the collaboration agreement. As revenue from collaboration agreement will be generated over a period of time based on the performance requirements, the Company recorded the difference between the fair value and consideration received for Series D preferred stock of $27.9 million as deferred charge asset within other assets at the time of issuance which will be recognized as a reduction to revenue in proportion to the total estimated revenue under the collaboration agreement. As of December 31, 2011 and 2010, the Company has recognized a cumulative reduction of $9.1 million and $0.3 million, respectively, against the deferred charge asset.

As a result of recording Series D preferred stock at its fair value, the effective conversion price was greater than the fair value of common stock as determined by management and the Board of Directors. Therefore, no beneficial conversion feature was recorded at the time of issuance. The Company further determined that the conversion option with a contingent reduction in the conversion price upon a qualified IPO was a potential contingent beneficial feature and, as a result, the Company calculated the intrinsic value of such conversion option upon occurrence of the qualified IPO. The Company determined that a contingent beneficial conversion feature existed and the Company recorded a charge within the equity section of its balance sheet, which impacted earnings per share for the year ended December 31, 2010, based upon the price at which shares were offered to the public in the IPO in relation to the adjustment provisions provided for the Series D preferred stock. Based on the IPO price of $16.00 per share, the charge to net loss attributable to Amyris' common stockholders was $39.3 million.

In connection with Total's equity investment, the Company agreed to appoint a person designated by Total to serve as a member of the Company's Board of Directors in the class subject to the latest reelection date, and to use reasonable efforts, consistent with the Board of Directors' fiduciary duties, to cause the director designated by Total to be re-nominated by the Board of Directors in the future. These membership rights terminate upon the earlier of Total holding less than half of the shares of common stock originally issuable upon conversion of the Series D preferred stock or a sale of the Company.

The Company also agreed with Total that, so long as Total holds at least 10% of the Company's voting securities, the Company will notify Total if the Company's Board of Directors seeks to cause the sale of the Company or if the Company receives an offer to be acquired. In the event of such decision or offer, the Company must provide Total with all information given to an offering party and certain other information, and Total will have an exclusive negotiating period of 15 business days in the event the Board of Directors authorizes the Company to solicit offers to buy the Company, or five business days in the event that the Company receives an unsolicited offer to be acquired. This exclusive negotiation period will be followed by an additional restricted negotiation period of 10 business days, during which the Company will be obligated to negotiate with Total and will be prohibited from entering into an agreement with any other potential acquirer. Total has also entered into a standstill agreement pursuant to which it agreed for a period of three years not to acquire in excess of the greater of 20% or the number of shares of Series D preferred stock purchased by Total (during the initial two years) or 30% (during the third year) of the Company's common stock without the prior consent of our Board of Directors, except that, among other things, if another person acquires more than Total's then current holdings of the Company's common stock, then Total may acquire up to that amount plus one share.

In November 2011, the Company and Total Gas & Power USA SAS ("Total") entered into an amendment of their Technology License, Development, Research and Collaboration Agreement. The Collaboration agreement, which the parties entered into in June 2010, provides that the parties will identify and develop certain potential products based on the Company's synthetic biology platform and that rights to such products will be licensed, for commercial development, to joint ventures owned by the parties.

The Amendment provides for an exclusive strategic collaboration for the development of renewable diesel products and contemplates that the parties will establish a joint venture (the "JV") for the production and commercialization of such renewable diesel products on an exclusive, worldwide basis. It also provides that commercialization and production of jet fuel, already under development pursuant to the Collaboration Agreement, would be conducted on an exclusive, worldwide basis through the same JV. In addition, the amendment provides the JV with the right to produce and commercialize certain other chemical products on a non-exclusive basis. The Amendment provides that definitive agreements to form the JV must be in place by March 31, 2012 or other date as agreed to by the parties or the renewable diesel program, including any further collaboration payments by Total related to the renewable diesel program, will terminate. The continuation of the renewable diesel program and the formation of the JV are also subject to certain mutual intellectual property due diligence conditions. Under the amendment, each party retains certain rights to independently produce and sell renewable diesel under specified circumstances subject to paying royalties to the other party.

Total has an option, upon completion of the renewable diesel program, to notify the Company that it does not wish to pursue production or commercialization of renewable diesel under the amendment. If Total exercises this right, all of Total's intellectual property rights that were developed during the renewable diesel program would terminate and would be assigned to the Company, and the Company would be obligated pay Total specified royalties based on the Company's net income. Such royalty payments would also include a share of net proceeds received by the Company from any sale of its renewable diesel business.

Pursuant to the amendment, Total has agreed to solely fund the following amounts: (i) the first $30.0 million in research and development costs related to the renewable diesel program which have been incurred since August 1, 2011, which amount shall be in addition to the $50.0 million in research and development funding contemplated by the Collaboration Agreement, and (ii) for any research and development costs incurred following the JV formation date that are not covered by the initial $30.0 million, up to an additional $10.0 million in 2012 and up to an additional $10.0 million in 2013, which amounts will be considered part of the $50.0 million contemplated by the Collaboration Agreement. In addition to these payments, Total has further agreed to fund 50% of all remaining research and development costs for the renewable diesel program under the amendment. The parties have separately agreed that, if the JV is formed, Total will fund additional amounts with respect to JV expenditures.

Soliance Agreements

In June 2010, the Company entered into an agreement with Soliance for the development and commercialization of Biofene-based squalane for use as an ingredient in cosmetics products. In December 2011, the Company and Soliance entered into an agreement and release to terminate the collaboration agreement and any other obligations with respect to the proposed joint venture. Concurrent with the execution of the termination the parties executed a new distribution agreement in December. As part of the termination agreement the parties agreed that for a period commencing October 1, 2011 and ending on December 31, 2013, Soliance will be paid a commission of 10% of amounts received by the Company from Nikko Chemicals Co., Ltd. ("Nikko") on quantities of squalane sold by the Company to Nikko with respect to Nikko's committed minimum purchase obligation pursuant to the Nikko agreement.

In December 2011, the Company and Soliance entered into a distribution agreement where the Company appointed Soliance as its exclusive distributor to distribute Amyris Squalane in the cosmetic market in the approved territory.

M&G Finanziaria Collaboration Agreement

In June 2010, the Company entered into a collaboration agreement with M&G Finanziaria S.R.L. ("M&G") to incorporate Biofene as an ingredient in M&G's polyethylene terephthalate, or PET, resins to be incorporated into containers for food, beverages and other products. In April 2011, Amyris and M&G entered into an Amended and Restated Collaboration Agreement to amend certain portions of the original agreement entered into in June 2010 and adding Chemtex Italia S.R.L. and Chemtex International Inc. (both wholly owned subsidiaries of M&G) to the collaboration agreement. Under the terms of the amended agreement, the Company and Chemtex International Inc. will share the costs incurred associated with the PET collaboration on a 50/50 basis. In addition, the amended agreement expanded the collaboration arrangement between the Company and M&G to include a Cellulosic feasibility study with each party bearing its own costs associated with such feasibility study. The collaboration agreement also establishes the terms under which M&G may purchase Biofene from the Company upon successful completion of product integration.

Firmenich Collaboration and Joint Development Agreements

In November 2010, the Company entered into collaboration and joint development agreements with Firmenich SA ("Firmenich"), a flavors and fragrances company based in Geneva, Switzerland. Under the agreement, Firmenich will fund technical development at the Company to produce an ingredient for the flavors and fragrances market. The Company will manufacture the ingredient and Firmenich will market it, and the parties will share in any resulting economic value. The agreement also grants worldwide exclusive flavors and fragrances commercialization rights to Firmenich for the ingredient. In addition, Firmenich has an option to collaborate with the Company to develop a second ingredient. In July 2011, the Company and Firmenich expanded their collaboration agreement to include a third ingredient. The collaboration and joint development agreements will continue in effect unit the later of the expiration or termination of the development agreements or the supply agreements. The Company is also eligible to receive potential total payments of $6.0 million upon the achievement of certain performance milestones towards which the Company will be required to make a contributory performance. These milestones are accounted for under the guidance in the FASB accounting standard update related to revenue recognition under the milestone method. The Company concluded that these milestone payments are substantive.

For the year ended December 31, 2011 and 2010, the Company recorded $5.2 million and $0.1 million, respectively, of revenue from the collaboration agreement with Firmenich, including the first milestone payment of $2.0 million recognized in April 2011.

Givaudan Development Agreement

In February 2011, the Company entered into a development agreement with Givaudan SA. ("Givaudan"), a flavors and fragrances company headquartered in Vernier, Switzerland. Under the agreement, subject to its successful achievement of certain technical milestones, the Company will supply Biofene to Givaudan to derive a proprietary fragrance ingredient for the global flavors and fragrances market.

Avantium Collaboration Agreement

In March 2011, the Company entered into a collaboration agreement with Avantium Chemicals B.V. ("Avantium"). Under the terms of the collaboration agreement Avantium will provide services to support the Company in the development of chemical processing of Biofene into final products. The term of the collaboration agreement is initially two years. In December 2011, the Company entered into a Termination Agreement with Avantium to terminate the collaboration agreement in exchange for total payments of €0.8 million Euros (approximately US$1.0 million based on the exchange rate at December 31, 2011), which the Company recorded as a liability as of December 31, 2011.

Kuraray Collaboration Agreement

In July 2011, the Company entered into a collaboration agreement with Kuraray Co., Ltd. ("Kuraray") to develop polymers from Biofene. Upon successful completion of the technical development program for the first polymer, the Company and Kuraray would enter into a supply agreement for Kuraray's exclusive use of Biofene in the manufacturing and commercialization of these polymer products.

Michelin Collaboration Agreement

In September 2011, the Company entered into a collaboration agreement with Manufacture Francaise des Pneumatiques Michelin ("Michelin"). Under the terms of the collaboration agreement the Company and Michelin will collaborate on the development, production and worldwide commercialization of isoprene or isoprenol, generally for tire applications, using the Company's technology. Under the agreement, Michelin has agreed to pay an upfront payment to the Company of $5.0 million, subject to a reimbursement provision under which the Company would have to repay $1.0 million if it fails to achieve specified future technical milestones. The agreement provides that, subject to achievement of technical milestones, Michelin can notify the Company of its desired date for initial delivery, and the parties will either collaborate to establish a production facility or use an existing Company facility for production. The agreement also includes a term sheet for a supply agreement that would be negotiated at the time the decision regarding production facilities is made. The agreement has an initial term that will expire upon the earlier of 42 months from the effective date and the completion of a development work plan. As of December 31, 2011, the Company recognized the upfront payment of $5.0 million from Michelin as deferred revenue.

Wilmar Collaboration Agreement

In September 2011, the Company entered into a collaboration agreement with Wilmar International Limited ("Wilmar"). The collaboration will focus on the development and worldwide commercialization of a family of surfactants derived from Biofene. Upon the earlier of the successful completion of the feasibility study or a decision by the parties to commence capital expenditures in support of developing, testing, certifying and commercializing collaboration products, the agreement contemplates that the parties will form a joint venture to further develop, produce and commercialize collaboration products. During the feasibility study, Wilmar and the Company will bear their own costs and third party costs will be shared equally.

Manufacturing Agreements

SMA Indústria Química S.A.

SMA, the Company's joint venture with Usina São Martinho (See Note 7), will manufacture farnesene using the Company's genetically engineered yeast and the sugarcane syrup feedstock provided by Usina São Martinho.

Biomin

In June 2010, the Company entered into a joint manufacturing agreement with Biomin do Brasil Nutricão Animal Ltda. ("Biomin") to utilize a portion of its Brazilian manufacturing facilities to produce Amyris products commencing in 2011. The joint manufacturing agreement requires the acquisition of certain equipment to be used exclusively for the manufacturing of the product. Under the terms of the agreement Amyris will procure and contract the engineering activities and the necessary equipment for the manufacturing of Amyris products. Biomin commenced production operations in the second quarter of 2011.

Tate & Lyle

In November 2010, the Company entered into a contract manufacturing agreement with Tate & Lyle Ingredients Americas, Inc. ("Tate & Lyle"), an affiliate of Tate & Lyle PLC. Under this arrangement, Tate & Lyle will produce Amyris products, which will be owned and distributed by the Company. Tate & Lyle commenced production operations in the fourth quarter of 2011. At December 31, 2011, the Company has recorded $748,000 in prepaid and other current assets and $2.9 million in other noncurrent assets pertaining to the unamortized portion of equipment costs funded by the Company to Tate & Lyle. The related amortization is being offset against purchases of inventory from the contract manufacturer.

Glycotech

On January 3, 2011, the Company entered into a production service agreement with Glycotech, whereby Glycotech is to provide process development and production services for the manufacturing of various Amyris products at its leased facility in Leland, North Carolina. The Amyris products to be manufactured by Glycotech will be owned and distributed by the Company. Pursuant to the terms of the agreement, the Company will pay the manufacturing and operating costs of the Glycotech facility which is dedicated solely for the manufacture of Amyris products. The initial term of the agreement is for a two year period commencing on February 1, 2011 and will renew automatically for successive one-year terms, unless terminated by Amyris. On the same date as the production service agreement, the Company also entered into a right of first refusal agreement with the facility and site leased by Glycotech covering a two year period commencing in January 2011. Per the terms of the right of first refusal agreement the lessor agrees not to sell the facility and site leased by Glycotech during the term of the production service agreement. In the event that the lessor is presented with an offer to sell or decides to sell an adjacent parcel, the Company has the right of first refusal to acquire it. The Company has determined that the arrangement with Glycotech qualifies as a VIE (see Note 8).

Antibióticos

In March 2011, the Company entered into a contract manufacturing agreement with Antibióticos, S.A. ("Antibióticos") for Antibióticos to produce Biofene for the Company at its facilities in León, Spain. Under the terms of the agreement the Company will provide required equipment for the manufacturing of its products. Antibióticos commenced production operations in the third quarter of 2011.

Paraíso Bioenergia

In March 2011, the Company entered into a supply agreement with Paraíso Bioenergia, a renewable energy company producing sugar, ethanol and electricity headquartered in São Paulo State, Brazil. Under the agreement, the Company will construct fermentation and separation capacity to produce its products and Paraíso Bioenergia will supply sugar cane juice and other utilities. The Company will retain the full economic benefits enabled by the sale of Amyris renewable products over the lower of sugar or ethanol alternatives. In conjunction with the supply agreement the Company also entered into an operating lease on a real property owned by Paraíso Bioenergia. The real property will be used by the Company for the construction of an industrial facility (see Note 5).

Per the terms of the supply agreement, in the event that Paraíso is presented with an offer to sell or decides to sell the real property, the Company has the right of first refusal to acquire it. If the Company fails to exercise its right of first refusal the purchaser of the real property will need to comply with the specific obligations of Paraíso Bioenergia to the Company under the lease agreement.

Albemarle

In July 2011, the Company entered into a contract manufacturing agreement with Albemarle Corporation ("Albemarle"), which will provide toll manufacturing services at its facility in Orangeburg, South Carolina. Under this agreement, Albemarle will manufacture lubricant base oils from Biofene, which will be owned and distributed by the Company or a Company commercial partner. The initial term of this agreement is from July 31, 2011 through December 31, 2012. Albemarle is required to modify its facility, including installation and qualification of equipment and instruments necessary in order to perform the toll manufacturing services under the agreement. The Company will reimburse Albemarle up to $10.0 million for all capital expenditures related to the facility modification. All equipment or facility modifications acquired or made by Albemarle will be owned by Albemarle, subject to Albemarle's obligation to transfer title to and ownership of certain assets to the Company within 30 days after termination of the agreement, at the Company's discretion and sole expense. As of December 31, 2011, the Company has paid $6.5 million in facility modification costs under the agreement, which was accounted for as a prepaid asset and will be amortized over the contract term. As of December 31, 2011, the Company has recorded a liability of $3.5 million for the facility modification costs.

In addition, the Company will pay a one-time, non-refundable performance bonus of $5.0 million if Albemarle delivers to the Company certain quantity of the lubricant base stock by December 31, 2011 or $2.0 million if Albemarle delivers the same quantity by January 31, 2012. Based on Albermarle's performance as of December 31, 2011, the Company concluded that Albermarle had earned the bonus and recorded a liability of $5.0 million as of December 31, 2011. The bonus is payable in two payments; one payment of $2.5 million on September 30, 2012 and one payment of $2.5 million on March 31, 2013.

Pursuant to the terms of the agreement, the Company has provided Albemarle with the product specifications and development process to be used to produce the Company's product. Even though Albemarle has title and ownership to their facility, the facility modifications and related manufacturing equipment are used entirely for the manufacture of the Company's products. As a result of the Company's financing of the capital project, the Company is deemed the owner of the construction project for accounting purposes during the facility modifications. Therefore, under ASC 840 in the quarter ended September 30, 2011, the Company recorded an asset for construction-in-progress and a liability of $7.3 million attributable to the fair value of Albemarle's existing manufacturing equipment.

Following substantial completion of construction in the fourth quarter of 2011, the Company concluded that it did not have sufficient continuing involvement in the facility modifications and related manufacturing equipment and determined that de-recognition of Albemarle's existing manufacturing equipment under the guidance applicable to the sale leasebacks under ASC 840 was appropriate. As such, the Company removed the asset for construction-in-progress and the related liability of $7.3 million attributable to the fair value of Albemarle's existing manufacturing equipment from its consolidated balance sheet.

Supply Agreements

Procter and Gamble

In June 2010, the Company entered into a supply agreement with The Procter & Gamble Company ("P&G") that establishes terms under which P&G may purchase Biofene from the Company for use in P&G's products. The terms of the agreement call for non-refundable development fees payable to the Company in addition to payments for purchase of Biofene. At this time, P&G does not have an obligation to purchase a specified quantity.

Shell

In June 2010, the Company entered into an agreement with Shell Western Supply and Trading Limited ("Shell"), a subsidiary of Royal Dutch Shell plc, that contemplates the Company's sale of certain minimum quantities of Company diesel fuel to Shell, commencing 18 months after the Company provides notice of election to sell under this agreement, and running for two years after the date specified in such notice, up to the end of March 2016 at the latest, with an option to renew for a further year. At this time, Shell does not have an obligation to purchase a specific quantity, or any, product under this agreement, and the Company is not obligated to sell specific quantities to Shell, but the parties will become subject to obligations to purchase and sell to the extent that formal notices and orders are submitted under the agreement in the future.

Nikko Chemicals

In August 2011, the Company entered into an agreement with Nikko Chemicals Co., Ltd, ("Nikko"), a private limited company in Japan, which contemplates the Company selling certain minimum quantities of renewable squalane to Nikko (commencing in September 2011 and continuing for two years through the end of December 2013).

10. Draths Corporation Acquisition

On October 6, 2011 (the Closing Date), the Company completed a business acquisition of Draths Corporation ("Draths"), an early stage chemical development company focused on manufacturing bio-based materials for use in common consumer products. Draths' products allow nylon, polyester and other polymers, which are currently made with petroleum-based chemicals, to be manufactured from renewable sources. This acquisition provides the Company with new undeveloped technology that, if it can be successfully developed, will enable the Company to produce complementary products in the alternative synthetic textile markets. The acquisition was accounted for as a business combination. In connection with the acquisition, the Company issued 362,319 shares of common stock, of which 41,408 shares were held in escrow and paid $2.9 million in cash.

The components of the purchase price allocation for Draths are as follows:

Purchase Consideration:

(in thousands)		
Fair value of common stock issued to Draths	$	7,000
Cash paid to Draths		2,934
Total purchase consideration	$	9,934

Allocation of Purchase Price:

(in thousands)		
Property and Equipment	$	713
Other		101
In-process research and development		8,560
Goodwill		560
Total purchase consideration	$	9,934

The Company has allocated $8.6 million of the purchase price of Draths to acquired IPR&D. This amount represents management's valuation of the fair value of assets acquired at the date of the acquisition. Management used the income approach to determine the estimated fair values of acquired IPR&D, applying a risk adjusted discount rate of 30% to the development project's cash flows. The discounted cash flow model applies probability weighting factors, based on estimates of successful product development and commercialization, to estimated future net cash flows resulting from projected revenues and related costs. These success rates take into account the stages of completion and the risks surrounding successful development and commercialization of the underlying products such as estimates of revenues and operating profits related to the IPR&D considering its stage of development; the time and resources needed to complete the development; the life of the potential commercialized product and associated risks, including the inherent difficulties and uncertainties in developing a product.

Goodwill totaling $0.6 million represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and is due primarily to synergies expected from combining the new genetic pathway with the Company's existing platform to accelerate development to get the technology to market sooner leading to increased market penetration from future products and customers.

The Draths business acquisition is a taxable transaction. For federal and state tax purposes, the above in-process research and development and goodwill is amortized over a 15-year period. The Company has determined that there are no significant differences in the tax basis of assets and the basis for financial reporting purposes. In addition, the business combination did not have any impact on the Company's deferred tax balance, net of the full valuation allowance, or to uncertain tax positions, at the acquisition date.

The Company applies the applicable accounting principles set forth in the U.S. Financial Accounting Standards Board's Accounting Standards Codification to its intangible assets (including goodwill), which prohibits the amortization of intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. There are several methods that can be used to determine the estimated fair value of the IPR&D acquired in a business combination. The Company utilized the "income method," which applies a probability weighting that considers the risk of development and commercialization, to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, pricing of similar products, and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. These assets are treated as indefinite-lived intangible assets until completion or abandonment of the projects, at which time the assets will be amortized over the remaining useful life or written off, as appropriate. If the carrying amount of the assets is greater than the measures of fair value, impairment is considered to have occurred and a write-down of the asset is recorded. Any finding that the value of its intangible assets has been impaired would require the Company to write-down the impaired portion, which could reduce the value of its assets and reduce its net income for the year in which the related impairment charges occur.

11. Stockholders' Equity

Initial Public Offering

On September 30, 2010, the Company closed its initial public offering ("IPO") of 5,300,000 shares of common stock at an offering price of $16.00 per share, resulting in net proceeds to the Company of approximately $73.7 million, after deducting underwriting discounts of $5.9 million and offering costs of $5.2 million. Upon the closing of the IPO, the Company's outstanding shares of convertible preferred stock were automatically converted into 31,550,277 shares of common stock and the outstanding convertible preferred stock warrants were automatically converted into common stock warrants to purchase a total of 195,604 shares of common stock and shares of Amyris Brasil held by third party investors were automatically converted into 861,155 shares of common stock.

In connection with the IPO, the Company granted the underwriters the right to purchase up to an additional 795,000 shares of common stock to cover over-allotments. In October 2010, the underwriters exercised such right to purchase 795,000 shares and the Company received approximately $11.8 million of proceeds, net of underwriter's discount.

Common Stock

Pursuant to the Company's amended and restated certificate of incorporation, the Company is authorized to issue 100,000,000 shares of common stock. Holders of the Company's common stock are entitled to dividends as and when declared by the Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

Preferred Stock

Pursuant to the Company's amended and restated certificate of incorporation, the Company is authorized to issue 5,000,000 shares of preferred stock. The Board of Directors has the authority, without action by its stockholders, to designate and issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. Prior to the closing of the Company's IPO, the Company had four series of convertible preferred stock outstanding, including Series D preferred stock issued to Total (see Note 9). As of December 31, 2011 and 2010, the Company had zero convertible preferred stock outstanding.

Common Stock Warrants

In 2008, in connection with consulting services, the Company issued a warrant to purchase 2,580 shares of the Company's Series B convertible preferred stock at an exercise price of $24.88 per share. These warrants remain unexercised and outstanding as of December 31, 2011.

In 2008, in connection with a capital lease agreement, the Company issued a warrant to purchase 10,048 shares of the Company's Series B convertible preferred at an exercise price of $24.88 per share. In September 2009, the Company canceled the warrant and issued a warrant to purchase 10,048 shares of the Company's Series C convertible preferred stock with an exercise price of $12.46 per share. These warrants were exercised in March 2011.

In 2008, in connection with the Company's issuance of Series B-1 convertible preferred stock, the Company issued warrants to purchase 100,715 shares of the Company's Series B-1 convertible preferred stock at an exercise price of $25.26 per share to the placement agent. The warrants were immediately exercisable and expire seven years from the effective date. These warrants were exercised in March 2011.

In 2008, in connection with an operating lease, the Company issued a warrant to purchase 2,009 shares of the Company's Series B-1 convertible preferred stock at an exercise price of $25.26 per share. These warrants remain unexercised and outstanding as of December 31, 2011.

In 2009, in connection with the Company's issuance of Series B-1 convertible preferred stock, the Company issued a warrant to purchase 3,843 shares of the Company's Series B-1 convertible preferred stock at an exercise price of $25.26 per share to the placement agent. This warrant was exercised in March 2011.

In September 2009, the Company canceled the warrant to purchase 10,048 shares of the Company's Series B convertible preferred stock and issued a warrant to purchase 16,075 shares of the Company's Series C convertible preferred stock with an exercise price of $12.46 per share. This warrant was exercised in March 2011. In connection with a capital lease arrangement, the Company issued a warrant to purchase 8,026 shares of the Company's Series C convertible preferred stock at an exercise price of $12.46 per share. This warrant was exercised in March 2011.

In January 2010, in connection with the Company's issuance of Series C convertible preferred stock, the Company issued a warrant to purchase 49,157 shares of the Company's Series C convertible preferred stock at an exercise price of $12.46 per share to the placement agent. This warrant was exercised in March 2011.

Upon the closing of the Company's IPO on September 30, 2010, the outstanding convertible preferred stock warrants were automatically converted into common stock warrants to purchase 195,604 shares of common stock. In addition, the fair value of the convertible preferred stock warrants as of September 30, 2010, estimated to be $2.3 million using the Black-Scholes option pricing model, was reclassified to additional paid in capital.

The Company determined the fair value of the preferred stock warrants at September 30, 2010 (the date of the Company's IPO and the final valuation date of the preferred stock warrants before they converted to common stock warrants) and December 31, 2009 using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30, 2010	December 31, 2009
Expected dividend yield	0%	0%
Risk-free interest rate	1.8%	1.9%
Contractual term (in years)	6.6	6.1
Expected volatility	96%	96%

At September 30, 2010 (the final valuation date of the preferred stock warrants before they converted to common stock warrants), the fair value of the common stock warrants was as follows (in thousands except share and per share data):

Underlying Stock	Exercise Price per Share	Shares as of September 30, 2010	Fair Value as of September 30, 2010
Common Stock	$ 24.88	2,884	$ 24
Common Stock	$ 25.26	119,462	1,225
Common Stock	$ 12.46	73,258	1,069
Total		195,604	$ 2,318

For the years ended December 31, 2010 and 2009, the Company recorded a gain of $929,000 and a loss of $445,000, respectively, to other income (expense), net to reflect the change in the fair value of the warrants.

In December 2011, in connection with a capital lease agreement, the company issued a warrant to purchase 21,087 shares of the Company's common stock at an exercise price of $10.67 a share. The warrants is exercisable immediately and expire ten years from the effective date. The Company estimated the initial fair value of these warrants as of the issuance date to be $193,000 and was recorded as other assets. The fair value was based on the contractual term of the warrants of 10 years, risk free interest rate of 2.0%, expected volatility of 86% and zero expected dividend yield. This warrant remains unexercised and outstanding as of December 31, 2011.

Each of these warrants includes a cashless exercise provision which permits the holder of the warrant to elect to exercise the warrant without paying the cash exercise price, and receive a number of shares determined by multiplying (i) the number of shares for which the warrant is being exercised by (ii) the difference between the fair market value of the stock on the date of exercise and the warrant exercise price, and dividing such by (iii) the fair market value of the stock on the date of exercise. During the year ended December 31, 2011, 190,468 shares of warrants were exercised through the cashless exercise provision and 77,087 shares of common stock were issued after deducting the shares to cover the cashless exercises. There were no warrants exercised during the year ended December 31, 2010.

As of December 31, 2011 and 2010, the Company had the following unexercised common stock warrants:

Underlying Stock	Exercise Price per Share	Shares as of December 31, 2011	Shares as of December 31, 2010
Common Stock	$ 24.88	2,884	2,884
Common Stock	$ 25.26	2,252	119,462
Common Stock	$ 12.46	—	73,258
Common Stock	$ 10.67	21,087	—
Total		26,223	195,604

12. Stock-Based Compensation Plans

2010 Equity Incentive Plan

The Company's 2010 Equity Incentive Plan ("2010 Equity Plan") became effective on September 28, 2010 and will terminate in 2020. Pursuant to the 2010 Equity Plan, any shares of the Company's common stock (i) issued upon exercise of stock options granted under the 2005 Plan that cease to be subject to such option and (ii) issued under the 2005 Plan that are forfeited or repurchased by the Company at the original purchase price will become part of the 2010 Equity Plan. Subsequent to the effective date of the 2010 Equity

Plan, an additional 131,669 shares that were forfeited under the 2005 Plan were added to the shares reserved for issuance under the 2010 Equity Plan.

The number of shares reserved for issuance under the 2010 Equity Plan will increase automatically on the first day of each January, starting with January 1, 2011, by the number of shares equal to 5.0% percent of the Company's total outstanding shares as of the immediately preceding December 31st. The Company's Board of Directors or Leadership Development and Compensation Committee will be able to reduce the amount of the increase in any particular year. The 2010 Equity Plan provides for the granting of common stock options, restricted stock awards, stock bonuses, stock appreciation rights, restricted stock units and performance awards. It allows for time-based or performance-based vesting for the awards. Options granted under the 2010 Equity Plan may be either ISOs or NSOs. ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, non-employee directors and consultants. The Company will be able to issue no more than 30,000,000 shares pursuant to the grant of ISOs under the 2010 Equity Plan. Options under the 2010 Equity Plan may be granted for periods of up to ten years. All options issued to date have had a ten year life. The exercise price of an ISO and NSO shall not be less than 100% of the fair market value of the shares on the date of grant. The exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the fair value of the underlying stock on the date of grant. The Company's options generally vest over four to five years.

As of December 31, 2011, options to purchase 3,600,489 shares of our common stock granted from the 2010 Equity Plan remained outstanding and 2,674,008 shares of the Company's common stock remained available for issuance under awards that may be granted from the 2010 Equity Plan. The options outstanding as of December 31, 2011 had a weighted-average exercise price of approximately $24.01 per share.

2005 Stock Option/Stock Issuance Plan

In 2005, the Company established its 2005 Stock Option/Stock Issuance Plan (the "2005 Plan") which provided for the granting of common stock options, restricted stock units, restricted stock and stock purchase rights awards to employees and consultants of the Company. The 2005 Plan allowed for time-based or performance-based vesting for the awards. Options granted under the 2005 Plan were either incentive stock options ("ISOs") or nonqualified stock options ("NSOs"). ISOs were granted only to Company employees (including officers and directors who are also employees). NSOs were granted to Company employees, non-employee directors, and consultants.

All options issued under the 2005 Plan have had a ten year life. The exercise price of an ISO and NSO should not be less than 100% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. The exercise price of an ISO and NSO granted to a 10% stockholder could not be less than 110% of the estimated fair value of the underlying stock on the date of grant as determined by the Board of Directors. The options generally vested over five years.

In December 2009, the Company issued 10,000 shares of restricted stock to an employee with performance-based vesting conditions. The performance based vesting conditions require the achievement of certain operational performance criteria as a condition of vesting for such award within six months following the date of grant. As of December 31, 2009, the Company assessed the probability of achieving the performance conditions and determined it was not probable that the performance condition will be satisfied. On April 30, 2010, these shares of restricted stock were cancelled. No compensation cost was recorded during the years ended December 31, 2010 or 2009.

As of December 31, 2011, options to purchase 4,716,527 shares of the Company's common stock granted from the 2005 Stock Option/Stock Issuance Plan remained outstanding and zero shares of the Company's common stock remained available for issuance under the 2005 Plan as a result of the adoption of the 2010 Equity Incentive Plan discussed above. The options outstanding under the 2005 Plan as of December 31, 2011 had a weighted-average exercise price of approximately $6.57 per share.

No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options or release of restricted stock units.

2010 Employee Stock Purchase Plan

The 2010 Employee Stock Purchase Plan (the "2010 ESPP") became effective on September 28, 2010. The 2010 ESPP is designed to enable eligible employees to purchase shares of the Company's common stock at a discount. Each offering period is for one year and consists of two six-month purchase periods. The purchase price for shares of common stock under the 2010 ESPP is 85% lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or the last day of each purchase period. A total of 168,627 shares of common stock were initially reserved for future issuance under the 2010 Employee Stock Purchase Plan. During the first eight years of the life of the 2010 ESPP, the number of shares reserved for issuance will increase automatically on the first day of each January, starting with January 1, 2011, by the number of shares equal to 1% of the Company's total outstanding shares as of the immediately preceding December 31st. Pursuant to the automatic increase provision, an additional 438,474 shares were reserved for issuance during the year ended December 31, 2011. The Company's Board of Directors or Leadership Development and Compensation Committee will be able to reduce the amount of the increase in any particular year. No more than 10,000,000 shares of the Company's common stock may be issued under the 2010 ESPP and no other shares may be added to this plan without the approval of the Company's stockholders.

The initial offering period commenced on September 27, 2010, and ended on November 15, 2011. The initial offering period consisted of a single purchase period. Thereafter, a twelve-month offering period shall commence on each May 16th and November 16th, each consisting of two six-month purchase periods.

During the year ended December 31, 2011, 304,253 shares of common stock were purchased under the 2010 ESPP. At December 31, 2011, 302,848 shares of the Company's common stock remained available for issuance under the 2010 ESPP.

Stock Option Activity

The Company's stock option activity and related information for the year ended December 31, 2011 was as follows:

	Number Outstanding	Weighted - Average Exercise Price	Weighted - Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(in thousands)
Outstanding — December 31, 2010	7,274,637	$ 8.01	8.0	$ 135,792
Options granted	2,692,249	$ 25.62		
Options exercised	(1,337,186)	$ 3.91		
Options cancelled	(252,684)	$ 17.18		
Outstanding — December 31, 2011	8,377,016	$ 14.05	7.9	$ 29,127
Vested and expected to vest after December 31, 2011	7,986,914	$ 13.76	7.8	$ 28,760
Exercisable at December 31, 2011	3,488,853	$ 7.55	6.8	$ 21,991

The aggregate intrinsic value of options exercised under all option plans was $28.7 million, $934,000 and $308,000 for the years ended December 31, 2011, 2010 and 2009, respectively, determined as of the date of option exercise.

The Company's restricted stock units and restricted stock activity and related information for the year ended December 31, 2011 was as follows:

	RSUs	Weighted Average Grant-Date Fair Value	Weighted Average Remaining Contractual Life (Years)
Outstanding — December 31, 2010	—	$ —	—
Awarded	385,156	$ 29.85	—
Vested	(9,967)	$ 30.30	—
Forfeited	—	$ —	—
Outstanding — December 31, 2011	375,189	$ 29.84	1.4
Expected to vest after December 31, 2011	354,847	$ 29.84	1.0

The following table summarizes information about stock options outstanding as of December 31, 2011:

	Options Outstanding			Options Exercisable	
Exercise Price	Number of Options	Weighted - Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.10—$0.28	845,021	5.1	$ 0.28	839,193	$ 0.28
$1.50—$1.50	202,695	5.6	$ 1.50	187,432	$ 1.50
$3.93—$3.93	1,299,648	6.2	$ 3.93	955,765	$ 3.93
$4.31—$4.31	756,339	7.7	$ 4.31	371,064	$ 4.31
$9.32—$9.32	942,070	8.0	$ 9.32	314,273	$ 9.32
$10.64—$16.50	925,195	8.8	$ 15.01	261,200	$ 15.54
$16.53—$24.20	1,142,732	8.8	$ 21.69	329,437	$ 21.81
$24.50—$26.50	211,450	9.4	$ 25.73	7,770	$ 26.16
$26.84—$26.84	1,155,150	9.3	$ 26.84	75,047	$ 26.84
$27.13—$30.17	896,716	9.3	$ 27.76	147,672	$ 27.67
$0.10—$30.17	8,377,016	7.9	$ 14.05	3,488,853	$ 7.55

Common Stock Subject to Repurchase

Historically under the 2005 Plan, the Company allowed employees to exercise options prior to vesting. The Company has the right to repurchase at the original purchase price any unvested (but issued) common shares upon termination of service of an employee. The consideration received for an early exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The shares and liability are reclassified into equity on a ratable basis as the award vests. The Company recorded a liability in accrued expenses of $30,000 and $70,000, respectively, relating to options for 7,929 and 33,396 shares of common stock that were exercised and unvested as of December 31, 2011 and 2010, respectively. These shares were subject to a repurchase right held by the Company and are included in issued and outstanding shares as of December 31, 2011 and 2010, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense related to options and restricted stock units granted to employees and nonemployees was allocated to research and development expense and sales, general and administrative expense as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Research and development	$ 6,345	$ 2,161	$ 773
Sales, general and administrative	19,147	8,271	2,526
Total stock-based compensation expense	$ 25,492	$ 10,432	$ 3,299

Employee Stock–Based Compensation

During the years ended December 31, 2011, 2010 and 2009, the Company granted options to purchase 2,677,249, 2,918,440, and 1,089,053 shares of its common stock, respectively, to employees with weighted average grant date fair values of $18.41, $11.84, and $4.31 per share, respectively. As of December 31, 2011 and 2010, there were unrecognized compensation costs of $54.7 million, and $30.9 million, respectively, related to these stock options. The Company expects to recognize those costs over a weighted average period of 3.1 years as of December 31, 2011. Future option grants will increase the amount of compensation expense to be recorded in these periods.

During the year ended December 31, 2011, 352,301 of restricted stock units were granted to employees with a weighted average service-inception date fair value of $29.85. A total of $3.6 million in stock compensation expense was recognized for the year ended December 31, 2011 for restricted stock units granted to employees. No restricted stock units were granted to employees in 2010 or 2009. As of December 31, 2011 and 2010, there were unrecognized compensation costs of $6.0 million and zero, respectively, related to these restricted stock units.

During the years ended December 31, 2011, 2010 and 2009, the Company also recognized stock compensation expense related to its 2010 ESPP of $1.9 million, $0.5 million and zero, respectively.

Compensation expense was recorded for stock-based awards granted to employees based on the grant date estimated fair value (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Research and development	$ 6,306	$ 2,086	$ 765
Sales, general and administrative	18,288	5,696	1,822
Total stock-based compensation expense	$ 24,594	$ 7,782	$ 2,587

Employee stock-based compensation expense recognized for the year ended December 31, 2011 included $361,000 related to option modification. As part of a termination agreement with a key employee, the Company agreed to accelerate the vesting of options for 50,668 shares of common stock. The weighted average fair value per share of the modified options was $14.84 which was determined as of the date of modification. This modification to accelerate vesting of the associated stock options resulted in incremental stock-based compensation expense of $752,000 which will be amortized through June 2012 and offset against $338,000 in cancellation of unvested shares at the termination date, resulting in a net incremental expense of $414,000.

The Company sells ethanol and reformulated ethanol-blended gasoline procured from third parties and relies on contracted third parties for the transportation and storage of products. In the quarter ended June 30, 2011, the Company commenced sales of farnesene-derived products which are procured from contracted third parties. Accordingly, the Company does not have any dedicated production headcount so there is no stock compensation expense recorded in cost of product sales.

The Company estimated the fair value of employee stock options using the Black-Scholes option pricing model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following weighted-average assumptions:

	Years Ended December 31,		
	2011	2010	2009
Expected dividend yield	—%	—%	—%
Risk-free interest rate	2.3%	2.5%	2.8%
Expected term (in years)	5.8	6.0	6.0
Expected volatility	86%	96%	97%

Expected Dividend Yield—The Company has never paid dividends and does not expect to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the option's expected term.

Expected Term—Expected term represents the period that the Company's stock-based awards are expected to be outstanding. The Company's assumptions about the expected term have been based on that of companies that have similar industry, life cycle, revenue, and market capitalization and the historical data on employee exercises.

Expected Volatility—The expected volatility was based on the historical stock volatilities of several of the Company's publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have a long trading history to use the volatility of its own common stock.

Fair Value of Common Stock— Prior to the IPO, the fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company's common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors. The fair value of the underlying common stock was determined by the Board of Directors until the IPO when the Company's common stock started trading in the NASDAQ Global Market under ticker symbol AMRS on September 28, 2010. Consequently, after the IPO the fair value of the shares of common stock underlying the stock options is the closing price on the option grant date.

Forfeiture Rate—The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by the Company, the Company may be required to record adjustments to stock-based compensation expense in future periods.

Each of the inputs discussed above is subjective and generally requires significant management and director judgment to determine.

Nonemployee Stock–Based Compensation

During the years ended December 31, 2011, 2010 and 2009, the Company granted nonemployee options to purchase 15,000, 101,000 and 20,500 shares of common stock, respectively, to nonemployees in exchange for services. Compensation expense of $797,000, $834,000 and $238,000 was recorded for the years ended December 31, 2011, 2010 and 2009, respectively, for stock-based awards granted to nonemployees. The nonemployee options were valued using the Black-Scholes option pricing model.

During the years ended December 31, 2011, 2010 and 2009, 32,855, 126,272, and zero restricted stock units, respectively, were granted to nonemployees and a total of $101,000, $1.8 million and $466,000, respectively, in stock compensation expense was recognized by the Company for years ended December 31, 2011, 2010 and 2009. The 126,272 restricted stock units that were granted in 2010 were awarded to a related party as compensation for advisory services rendered. These restricted stock units vested quarterly and became fully vested as of September 30, 2010.

The fair value of nonemployee stock options was estimated using the following weighted-average assumptions:

	Years Ended December 31,		
	2011	2010	2009
Expected dividend yield	—%	—%	—%
Risk-free interest rate	2.1%	3.2%	3.3%
Expected term (in years)	7.8	8.6	8.1
Expected volatility	86%	95%	93%

13. Employee Benefit Plan

The Company established a 401(k) Plan to provide tax deferred salary deductions for all eligible employees. Participants may make voluntary contributions to the 401(k) Plan up to 90% of their eligible compensation, limited by certain Internal Revenue Service restrictions. The Company does not match employee contributions.

14. Related Party Transactions

The Company has entered into a license agreement with University of California, Berkeley. A co-founder and advisor to the Company is a professor at the University of California, Berkeley. The Company paid the advisor $2,500, $23,000 and $34,000 during the years ended December 31, 2011, 2010 and 2009, respectively.

During 2008, the Company entered into an agreement with a venture capital group to provide strategic advisory services to Amyris and its then majority owned subsidiary Amyris Brasil. One of its former directors is also a member of the Company's Board of Directors. Under the agreement, the Company issued options to the venture capital group, which vest and become exercisable based on the service of the former director of the group on the Company's Board of Directors (see Note 12).

On June 21, 2010 the Company entered into agreements with affiliates of Total S.A. relating to their purchase of the Company's Series D preferred stock and collaboration for the research, development, production and commercialization of chemical and/or fuel products. Subject to the terms of the collaboration agreement between Total and the Company, Total has agreed to pay up to the first $50.0 million in future research and development costs for the selected projects; thereafter the parties will share such costs equally.

In November 2011, the Company and Total Gas & Power USA SAS ("Total") entered into an amendment of their Technology License, Development, Research and Collaboration Agreement. Pursuant to the amendment, Total has agreed to solely fund (i) the first $30.0 million in research and development costs related to the renewable diesel program which have been incurred since August 1, 2011, which amount shall be in addition to the $50.0 million in research and development funding contemplated by the Collaboration Agreement (see Note 4).

On October 6, 2011, the Company completed an asset purchase of Draths. In connection with the acquisition, the Company issued 362,319 shares of Amyris Inc. common stock, of which 41,408 shares were held in escrow to certain stockholders of Draths, as well as $2.9 million in cash. One of the Company's board members was also on the board of Draths.

15. Restructuring

In June 2009, the Company initiated a restructuring plan to reduce its cost structure. The restructuring plan resulted in the consolidation of the Company's headquarter facility located in Emeryville, California, which is under an operating lease. The Company ceased using a certain part of this headquarter facility in August 2009. The Company recorded approximately $5.4 million of restructuring charges associated with the facility lease costs after the operations ceased. In addition, as a result of the consolidation of the headquarter facility, the Company recorded approximately $3.1 million related to asset impairments and reversed $2.7 million related to deferred rent associated with the leased facility. In September 2010, the Company's Board of Directors approved the Company's plan to reoccupy the part of its headquarter facility which was previously the subject of the 2009 restructuring. This reoccupied space was used to meet the Company's expansion requirements. As a result, the Company reversed approximately $4.6 million of its restructuring liability and recognized an income from restructuring of $2.1 million during the year ended December 31, 2010.

The following table summarizes the liability and utilization by cost type associated with the restructuring (in thousands):

	Exit Costs	Deferred Rent	Total
Accrued restructuring as of December 31, 2009	$ 5,078	$ —	$ 5,078
Cash payments	(906)	—	(906)
Accretion expense	395	—	395
Reversal of restructuring liability	(2,061)	(2,506)	(4,567)
Accrued restructuring as of December 31, 2010	$ 2,506	$ (2,506)	$ —

16. Income Taxes

For the year ended December 31, 2011, the Company recorded a provision for income taxes of $552,000 which consisted of $727,000 for the accrual of Brazilian withholding tax on the intercompany interest liability, partially offset by $175,000 benefit from income taxes resulting from valuation allowance adjustments due to an increase in currency translation adjustments classified as other comprehensive losses. Other than the above mentioned provision for income tax, no additional provision for income taxes has been made, net of the valuation allowance, due to cumulative losses since the commencement of operations.

The components of loss before income taxes and minority interests are follows for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	Years Ended December 31,		
	2011	2010	2009
United States	$ (140,153)	$ (67,525)	$ (57,393)
Foreign	(38,806)	(15,265)	(7,407)
Loss before income taxes	$ (178,959)	$ (82,790)	$ (64,800)

The components of the provision for income taxes are as follows for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Current:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	727	—	—
Total current provision (benefit)	727	—	—
Deferred:			
Federal	(150)	—	—
State	(25)	—	—
Foreign	—	—	—
Total deferred provision (benefit)	(175)	—	—
Total provision for income taxes	$ 552	$ —	$ —

A reconciliation between the statutory federal income tax and the Company's effective tax rates as a percentage of loss before income taxes is as follows:

	Years Ended December 31,		
	2011	2010	2009
Statutory tax rate	(34.0)%	(34.0)%	(34.0)%
State tax rate, net of federal benefit	(4.4)%	(1.6)%	(5.5)%
Stock-based compensation	0.6%	0.3%	0.4%
Federal R&D credit	(0.8)%	(0.8)%	(1.0)%
Other	(0.7)%	1.6%	(1.2)%
Foreign losses	(5.4)%		
Change in valuation allowance	45.0%	34.5%	41.3%
Effective income tax rate	0.3%	—%	—%

Temporary differences and carryforwards that gave rise to significant portions of deferred taxes are as follows (in thousands):

	December 31,		
	2011	2010	2009
Net operating loss carry forwards	$ 103,390	$ 56,615	$ 37,118
Fixed assets	—	340	108
Research and development credits	5,937	3,325	2,409
Accruals and reserves	12,150	2,257	1,240
Stock-based compensation	11,351	4,316	1,602
Capitalized start-up costs	22,974	8,993	2,908
Other	3,705	225	2,414
Total deferred tax assets	159,507	76,071	47,799
Fixed assets	(2,742)	—	—
Other	—	—	—
Total deferred tax liabilities	(2,742)	—	—
Net deferred tax asset prior to valuation allowance	156,765	76,071	47,799
Less: Valuation allowance	(156,765)	(76,071)	(47,799)
Net deferred tax assets (liabilities)	$ —	$ —	$ —

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, especially the uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company believes it is not yet more likely than not that the net deferred tax assets will be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2011. The valuation allowance increased $80.7 million, $28.3 million, and $26.8 million during the years ended December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, the Company had federal and state net operating loss carryforwards of approximately $299.2 million and $197.2 million available to reduce future taxable income, if any, respectively. Approximately $23.4 million and $16.3 million of the federal and state net operating loss carryforwards, respectively, resulted from exercises of employee stock options and vesting of restricted stock units and were not included in the Company's gross deferred tax assets. In accordance with ASC 718, such unrecognized deferred tax benefits of approximately $8.8 million will be accounted for as a credit to the additional paid-in capital if and when realized through a reduction in income tax payable. The Tax Reform Act of 1986 and similar state provisions limit the use of net operating loss carryforwards in certain situations where equity transactions result in a change of ownership as defined by Internal Revenue Code Section 382. In the event the Company should experience an ownership change, as defined, utilization of its federal and state net operating loss carryforwards could be limited. If not utilized, the federal net operating loss carryforward begins expiring in 2025, and the California net operating loss carryforward begins expiring in 2015.

The Company also had federal research and development credit and foreign tax credit carryforwards of $5.7 million, and California research and development credit carryforwards of $5.5 million, respectively, at December 31, 2011. The Tax Reform Act of 1986 limits the use of research and development credit carryforwards in certain situations where equity transactions result in a change of ownership as defined by Internal Revenue Code Section 383. The federal credits will expire starting 2020 if not utilized. The California tax credits can be carried forward indefinitely.

Effective January 1, 2007, the Company adopted the accounting guidance on uncertainties in income taxes. A reconciliation of the beginning and ending amounts of unrecognized tax benefits since the adoption of accounting guidance on uncertainty in income taxes is as follows:

Balance at December 31, 2009	$ 1,032
Increases in tax positions for prior period	138
Increases in tax positions during current period	564
Balance at December 31, 2010	1,734
Increases in tax positions for prior period	—
Increases in tax positions during current period	1,369
Balance at December 31, 2011	$ 3,103

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the provision for taxes. The Company determined that no accrual for interest and penalties was required as of December 31, 2011.

As of December 31, 2011, the Company's total unrecognized tax benefits were $3.1 million, of which none of the tax benefits, if recognized, would affect the effective income tax rate due to the valuation allowance that currently offsets deferred tax assets. The Company does not anticipate the total amount of unrecognized income tax benefits will significantly increase or decrease in the next 12 months.

The Company's primary tax jurisdiction is the United States. For United States federal and state tax purposes, tax years 2003 through 2010 remain open and subject to tax examination by the appropriate federal or state taxing authorities. Brazil tax years 2008 through 2010 remain open and subject to examination.

The Company is currently under audit by the US Internal Revenue Service for tax year 2008. As of December 31, 2011, the Company has not received an assessment with regard to this audit.

17. Reporting Segments

The chief operating decision maker for the Company is the chief executive officer. The chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of allocating resources and evaluating financial performance. The Company has one business activity comprised of development and sales of fuels and farnesene-derived products and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reportable segment and operating unit structure.

Revenues by geography are based on the location of the customer. The following tables set forth revenue and long-lived assets by geographic area (in thousands):

Revenues

	Years Ended December 31,		
	2011	2010	2009
United States	$ 141,098	$ 80,311	$ 64,608
Brazil	141	—	—
Europe	5,695	—	—
Japan	57	—	—
Total	$ 146,991	$ 80,311	$ 64,608

Long-Lived Assets

	December 31,	
	2011	2010
United States	$ 76,108	$ 43,147
Brazil	48,240	11,700
Europe	3,753	—
Total	$ 128,101	$ 54,847

18. Subsequent Events

On February 17, 2012, the Company entered into a supplemental agreement with Banco Pine S.A. under which the parties agreed to extend the maturity date for the repayment of the original loan entered into on December 22, 2011 (see Note 6) from February 17, 2012 to May 17, 2012. In connection with the extension, the Company is obligated to pay R$129,150 (approximately US$75,000 based on the exchange rate as of February 17, 2012) as tax on the financial transaction as required by Brazilian law.

On February 23, 2012, the Company sold 10,160,325 shares of its common stock in a private placement for aggregate proceeds of $58.7 million. The private placement included a commitment from one of the investors to purchase an additional $15.0 million of common stock upon satisfaction of certain conditions in 2013.

On February 24, 2012, the Company entered into a toll manufacturing agreement with Albemarle. This agreement superseded the original agreement with Albemarle dated July 2011. The term of the agreement continues through December 31, 2019. The agreement includes certain obligations for the Company to pay fixed costs totaling $7.5 million, of which $3.5 million and $4.0 million are payable in 2012 and 2014, respectively. In addition, fixed costs of $2.0 million is payable per quarter in 2013 if the Company exercises its option to have product manufactured in the facility in 2013. The agreement also includes variable pricing during the contract term.

On February 24, 2012, the Company entered into a security purchase agreement to sell $25.0 million in principal amount of unsecured senior convertible promissory notes due in 2017. The notes have a 3.0% annual interest rate and are convertible into shares of the Company's common stock at a conversion price of

$7.0682 (an 18.0% premium to market value determined under the governance rules of The NASDAQ Stock Market), subject to adjustment for proportional adjustments to outstanding common stock and anti-dilution provisions in case of dividends and distributions. The note holders have a right to require repayment of 101% of the principal amount of the notes in an acquisition of the Company, and the notes provide for payment of unpaid interest on conversion following such an acquisition if the note holders do not require such repayment. The securities purchase agreement and notes include covenants regarding payment of interest, maintaining our listing status, limitations on debt, maintenance of corporate existence, and filing of SEC reports. The notes include standard events of default resulting in acceleration of indebtedness, including failure to pay, bankruptcy and insolvency, cross-defaults, and breaches of the covenants in the securities purchase agreement and notes, with default interest rates and associated cure periods applicable to the covenant regarding SEC reporting.

SUPPLEMENTARY FINANCIAL DATA

Selected Quarterly Financial Data (unaudited)

The following table presents selected unaudited consolidated financial data for each of the eight quarters in the two-year period ended December 31, 2011. In the Company's opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the financial information for the period presented. Net loss per share—basic and diluted, for the four quarters of each fiscal year may not sum to the total for the fiscal year because of the different number of shares outstanding during each period.

	Quarter			
	First	Second	Third	Fourth
	(In thousands, except share and per share amounts)			
Year Ended December 31, 2011				
Total revenues	$ 37,174	$ 32,002	$ 36,276	$ 41,539
Product sales	$ 34,020	$ 27,816	$ 31,162	$ 36,839
Gross profit (loss) from product sales	$ (362)	$ (1,320)	$ (4,567)	$ (19,529)
Net loss attributable to common stockholders	$ (33,137)	$ (42,615)	$ (43,690)	$ (59,428)
Net loss per share—basic and diluted	$ (0.76)	$ (0.95)	$ (0.97)	$ (1.30)
Shares used in calculation—basic and diluted	43,851,142	44,626,721	45,031,613	45,663,667
Year Ended December 31, 2010				
Total revenues	$ 13,655	$ 12,702	$ 24,225	$ 29,729
Product sales	$ 9,954	$ 10,028	$ 22,055	$ 26,627
Gross profit (loss) from product sales	$ (49)	$ (101)	$ (845)	$ (856)
Net loss attributable to common stockholders	$ (16,152)	$ (19,944)	$ (62,140)[(1)]	$ (25,643)
Net loss per share—basic and diluted	$ (3.22)	$ (3.94)	$ (11.89)	$ (0.59)
Shares used in calculation—basic and diluted	5,010,569	5,056,914	5,227,689	43,744,476

(1) During the three months ended September 30, 2010, the Company recorded a deemed dividend related to the charges incurred with the one-time beneficial conversion feature of the Series D convertible preferred stock of $39.3 million and to the one-time beneficial conversion feature related to the conversion of Amyris Brasil S.A. shares of $2.7 million, each of which converted into Amyris Inc. common stock at the time of the IPO.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act of 1934, as amended (Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our chief executive officer (CEO) and chief financial officer (CFO) concluded that, as of December 31, 2011 our disclosure controls and procedures are designed and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that accurately and fairly reflect in reasonable detail the transactions and dispositions of the assets of our company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurances regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Our management assessed our internal control over financial reporting as of December 31, 2011, the end of our fiscal year. Management based its assessment on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's assessment of our internal control over financial reporting, management concluded that, as of December 31, 2011, our internal control over financial reporting was effective. The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting.

However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during our fourth fiscal quarter ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

In August 2011, we notified the lessor of our leased office facilities in Brazil of our termination of our existing lease effective November 30, 2011. In November 2011, we requested an extension to remain in the building until December 31, 2011, which was granted. The Private Instrument of Non-Residential Real Estate Lease Agreement between MMJ Administração e Participações Ltda. and Amyris Brasil S.A. dated June 24, 2010 was accordingly terminated as of December 31, 2011. Effective as of November 15, 2011, Amyris Brasil entered into a new lease agreement, dated August 10, 2011, with Techno Park Empreendimentos e Administração Imobiliária Ltda. for new office facilities in Campinas, Brazil. The new lease agreement has a term of five years commencing in November 2011 with an estimated annual rent payment of approximately $456,000.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and is incorporated herein by reference from our definitive proxy statement relating to our 2012 annual meeting of stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, also referred to in this Form 10-K as our 2012 Proxy Statement, which we expect to file with the SEC no later than April 30, 2012.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing in our 2012 Proxy Statement under the following headings is incorporated herein by reference:

- Proposal 1—Election of Directors
- Corporate Governance
- Section 16(a) Beneficial Ownership Reporting Compliance

The information under the heading "Executive Officers of the Registrant" in Item 1 of this Annual Report on Form 10-K is also incorporated by reference in this section.

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Amyris as required by NASDAQ governance rules and as defined by applicable SEC rules. Our Code of Business Conduct and Ethics includes a section entitled "Code of Ethics for Chief Executive Officer and Senior Financial Officers," providing additional principles for ethical leadership and a requirement that such individuals foster a culture throughout Amyris that helps ensure the fair and timely reporting of our financial results and condition. Our Code of Business Conduct and Ethics is available on the corporate governance section of our website at "http://investors.amyris.com/governance.cfm." Stockholders may also obtain a print copy of our Code of Business Conduct and Ethics and our Corporate Governance Guidelines by writing to the Secretary of Amyris at 5885 Hollis Street, Suite 100, Emeryville, California 94608. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Internal Revenue Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the corporate governance section of our website at "http://investors.amyris.com/governance.cfm."

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in our 2012 Proxy Statement under the following headings is incorporated herein by reference:

- Executive Compensation
- Director Compensation
- Compensation Committee Interlocks and Insider Participation

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing in our 2012 Proxy Statement under the following headings is incorporated herein by reference:

- Security Ownership of Certain Beneficial Owners and Management
- Equity Compensation Plan Information

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information appearing in our 2012 Proxy Statement under the following headings is incorporated herein by reference:

- Transactions with Related Persons
- Proposal 1—Election of Directors—Independence of Directors
- Proposal 1—Election of Directors—Committees of the Board

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information appearing in our 2012 Proxy Statement under the proposal entitled "Ratification of Appointment of Independent Registered Public Accounting Firm" is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report on Form 10-K:

(1) Financial Statements. Reference is made to the Index to the registrant's the Financial Statements under Item 8 in Part II of this Form 10-K.

(2) Financial Statement Schedules. The following consolidated financial statement schedule of the registrant is filed as part of this report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements of Amyris, Inc.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009
(in thousands)

	Balance at Beginning of Period	Additions	Write-off/ Adjustments	Balance at End of Period
Deferred Tax Assets Valuation Allowance:				
Year ended December 31, 2011	$ 76,071	$ 80,694	$ —	$ 156,765
Year ended December 31, 2010	$ 47,799	$ 28,272	$ —	$ 76,071
Year ended December 31, 2009	$ 21,019	$ 26,780	$ —	$ 47,799

	Balance at Beginning of Period	Additions	Write-off/ Adjustments	Balance at End of Period
Allowance for Doubtful Accounts:				
Year ended December 31, 2011	$ —	$ 245	$ —	$ 245
Year ended December 31, 2010	$ —	$ —	$ —	$ —
Year ended December 31, 2009	$ —	$ —	$ —	$ —

Schedules not listed above are omitted because they are not required, they are not applicable or the information is already included in the consolidated financial statements or notes thereto.

(3) Exhibits. The exhibits listed on the accompanying index to exhibits in Item 15(b) below are filed as part of, or hereby incorporated by reference into, this report on Form 10-K.

(b) *Exhibits.*

The exhibits listed below are required by Item 601 of Regulation S-K.

Exhibit Index	Description	Previously Filed Form	File No.	Filing Date	File No.	Filed Herewith
3.01	Restated Certificate of Incorporation	10-Q	001-34885	November 10, 2010	3.01	
3.02	Restated Bylaws	10-Q	001-34885	November 10, 2010	3.02	
4.01	Form of Stock Certificate	S-1	333-166135	July 6, 2010	4.01	
4.02	Amended and Restated Investors' Rights Agreement dated June 21, 2010 among registrant and registrant's security holders listed therein	S-1	333-166135	June 23, 2010	4.02	
4.03	Stock Purchase Warrant dated September 23, 2008 issued to ES East Associates, LLC	S-1	333-166135	April 16, 2010	4.08	
4.04	Amendment No. 1, dated April 8, 2010, to Stock Purchase Warrant between ES East Associates, LLC and registrant	S-1	333-166135	April 16, 2010	4.09	
4.05	Stock Purchase Warrant dated March 6, 2008 issued to Starfish, LLC	S-1	333-166135	April 16, 2010	4.10	
4.06	Amendment No. 1, dated April 8, 2010, to Stock Purchase Warrant between Starfish, LLC and registrant	S-1	333-166135	April 16, 2010	4.11	
4.07	Warrant to Purchase Stock dated December 23, 2011 issued to ATEL Ventures, Inc.					X
4.08	Side Letter, dated June 21, 2010, between registrant and Total Gas & Power USA, SAS	S-1	333-166135	April 16, 2010	4.19	

Exhibit Index	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit	
10.01	Form of Indemnity Agreement between registrant and its directors and officers	S-1	333-166135	June 23, 2010	10.01	
10.02[a]	Uncommitted Facility Letter dated November 25, 2008 between BNP Paribas and Amyris Fuels, Inc.	S-1	333-166135	August 31, 2010	10.02	
10.03[a]	Amendment to Uncommitted Facility Letter dated October 7, 2009 among registrant, BNP Paribas and Amyris Fuels, LLC	S-1	333-166135	August 31, 2010	10.03	
10.04	Amendment No. 2 to Uncommitted Facility Letter dated March 8, 2010 between registrant, BNP Paribas and Amyris Fuels, LLC	S-1	333-166135	August 31, 2010	10.04	
10.05	Amendment No. 3 to Uncommitted Credit Facility Letter, dated February 7, 2011, between registrant, BNP Paribas and Amyris Fuels, LLC	10-Q	001-34885	August 11, 2011	10.03	
10.06	Amendment No. 4 to Uncommitted Credit Facility Letter, dated May 24, 2011, between registrant, BNP Paribas and Amyris Fuels, LLC	10-Q	001-34885	August 11, 2011	10.04	
10.07	Plain English Master Lease Agreement, dated March 14, 2008, between registrant and TriplePoint Capital LLC	S-1	333-166135	April 16, 2010	10.04	
10.08	First Amendment, dated September 18, 2009, to Plain English Master Lease Agreement between registrant and TriplePoint Capital LLC	S-1	333-166135	April 16, 2010	10.05	

Exhibit Index	Description	Previously Filed Form	File No.	Filing Date	Exhibit	Filed Herewith
10.09	Assistance Agreement, dated December 30, 2009, as modified by Assistance Agreement dated March 26, 2010, between registrant and the U.S. Department of Energy, together with schedules and supplements thereto	S-1	333-166135	April 16, 2010	10.09	
10.10	Modification No. 2, dated April 19, 2010, to Assistance Agreement between registrant and the U.S. Department of Energy	S-1	333-166135	May 25, 2010	10.13	
10.11[bc]	Agreement for Credit Opening, dated November 16, 2011, between Amyris Brasil Ltda. and Banco Nacional de Desenvolvimento Econômico e Social - BNDES					X
10.12[b]	Corporate Guarantee, dated November 28, 2011, issued by registrant to Banco Nacional de Desenvolvimento Econômico e Social - BNDES					X
10.13[c]	Bank Credit Agreement, dated December 21, 2011, between Amyris Brasil Ltda. and Banco Pine S.A.					X
10.14[b]	Revolving Credit Facility letter agreement, dated December 23, 2010, between registrant and Bank of the West					X
10.15[a]	Joint Venture Agreement dated April 14, 2010 among registrant, Amyris Brasil S.A. and Usina São Martinho S.A.	S-1	333-166135	August 31, 2010	10.14	

Exhibit Index	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit	
10.16[a]	Shareholders' Agreement dated April 14, 2010 among registrant, Amyris Brasil S.A. and Usina São Martinho S.A.	S-1	333-166135	May 25, 2010	10.17	
10.17[a]	Technology License, Development, Research and Collaboration Agreement, dated June 21, 2010, between registrant and Total Gas & Power USA Biotech, Inc.	S-1	333-16135	September 20, 2010	10.46	
10.18	Letter agreement, dated January 11, 2011, between registrant and Total Gas & Power USA Biotech, Inc.	10-Q	001-34885	May 11, 2011	10.01	
10.19[b]	First Amendment to Technology License, Development, Research and Collaboration Agreement, dated November 23, 2011, between registrant and Total Gas & Power USA SAS					X
10.20[a]	Joint Venture Implementation Agreement dated June 3, 2011 among Amyris, Inc., Amyris Brasil S.A., Cosan Combustíveis e Lubrificantes S.A. and Cosan S.A. Indústria e Comércio	10-Q	001-34885	August 11, 2011	10.01	
10.21[a]	Shareholders' Agreement, dated June 3, 2011, among Amyris Brasil S.A., Cosan Combustíveis e Lubrificantes S.A. and Novvi S.A.	10-Q	001-34885	August 11, 2011	10.02	
10.22	Lease, dated August 22, 2007, between registrant and ES East Associates, LLC	S-1	333-166135	April 16, 2010	10.17	

Exhibit Index	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit	
10.23	First Amendment, dated March 10, 2008, to Lease between registrant and ES East Associates, LLC	S-1	333-166135	April 16, 2010	10.18	
10.24	Second Amendment, dated April 25, 2008, to Lease between registrant and ES East Associates, LLC	S-1	333-166135	April 16, 2010	10.19	
10.25	Third Amendment, dated July 31, 2008, to Lease between registrant and ES East Associates, LLC	S-1	333-166135	April 16, 2010	10.20	
10.26	Fourth Amendment, dated November 14, 2009, to Lease between registrant and ES East Associates, LLC	S-1	333-166135	April 16, 2010	10.21	
10.27	Fifth Amendment, dated October 15, 2010, to Lease between registrant and ES East, LLC.	10-K	001-34885	March 14, 2011	10.17	
10.28	Lease dated April 25, 2008 between registrant and EmeryStation Triangle, LLC	S-1	333-166135	April 16, 2010	10.22	
10.29	Letter, dated April 25, 2008, amending Lease between registrant and EmeryStation Triangle, LLC	S-1	333-166135	April 16, 2010	10.23	
10.30	Second Amendment, dated February 5, 2010, to Lease between registrant and EmeryStation Triangle, LLC	S-1	333-166135	April 16, 2010	10.24	
10.31	Pilot Plant Expansion Right Letter dated December 22, 2008 between registrant and EmeryStation Triangle, LLC	S-1	333-166135	April 16, 2010	10.25	

Exhibit Index	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit	
10.32[bc]	Lease Agreement dated, August 10, 2011, between Amyris Brasil Ltda. and Techno Park Empreendimentos e Administração Imobiliária Ltda.					X
10.33[d]	Offer Letter dated September 27, 2006 between registrant and John Melo	S-1	333-16135	April 16, 2010	10.27	
10.34[d]	Amendment, dated December 18, 2008, between registrant and John Melo	S-1	333-16135	April 16, 2010	10.28	
10.35[d]	Offer Letter, dated January 17, 2008, between registrant and Jeryl Hilleman	S-1	333-16135	April 16, 2010	10.31	
10.36[d]	Amendment, dated December 18, 2008, between registrant and Jeryl Hilleman	S-1	333-16135	April 16, 2010	10.32	
10.37[d]	Letter Agreement dated August 2, 2011 between Amyris, Inc. and Jeryl Hilleman	10-Q	001-34885	November 9, 2011	10.01	
10.38[d]	Offer Letter, dated November 9, 2009, between registrant and Peter Boynton	10-Q	001-34885	August 11, 2011	10.05	
10.39[d]	Letter Confirming Amended and Restated Terms of Employment, dated April 18, 2011, between Amyris, Inc. and Mario Portela	10-Q	001-34885	August 11, 2011	10.06	
10.40[d]	Offer Letter, dated January 24, 2005, between registrant and Tamara Tompkins	S-1	333-16135	April 16, 2010	10.35	
10.41[d]	Amendment, dated January 15, 2009, between registrant and Tamara Tompkins	S-1	333-16135	April 16, 2010	10.36	

Exhibit Index	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit	
10.42[d]	2005 Stock Option/Stock Issuance Plan	10-Q	001-34885	November 9, 2011	10.02	
10.43[d]	Form of Notice of Grant of Stock Option under registrant's 2005 Stock Option/Stock Issuance Plan	S-1	333-16135	April 16, 2010	10.38	
10.44[d]	Form of Notice of Grant of Stock Option (non-Exempt) under registrant's 2005 Stock Option/Stock Issuance Plan	S-1	333-16135	April 16, 2010	10.39	
10.45[d]	Form of Notice of Grant of Stock Option (non-US) under registrant's 2005 Stock Option/Stock Issuance Plan	S-1	333-16135	April 16, 2010	10.40	
10.46[d]	Form of Stock Option Agreement under registrant's 2005 Stock Option/Stock Issuance Plan	S-1	333-16135	April 16, 2010	10.41	
10.47[d]	Form of Stock Option Agreement (non-US) under registrant's 2005 Stock Option/Stock Issuance Plan	S-1	333-16135	April 16, 2010	10.42	
10.48[d]	Form of Stock Purchase Agreement under registrant's 2005 Stock Option/Stock Issuance Plan	S-1	333-16135	April 16, 2010	10.43	
10.49[d]	Form of Stock Purchase Agreement (non-US) under registrant's 2005 Stock Option/Stock Issuance Plan	S-1	333-16135	April 16, 2010	10.44	
10.50[d]	2010 Equity Incentive Plan and forms of award agreements thereunder	S-1	333-16135	June 23, 2010	10.46	
10.51[d]	2010 Employee Stock Purchase Plan and forms of award agreements thereunder	S-1	333-16135	September 20, 2010	10.45	

Exhibit Index	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit	
10.52d[e]	Compensation arrangements between registrant and its non-employee directors					e
10.53[df]	Compensation arrangements between registrant and its executive officers					f
21.01	List of subsidiaries					X
23.01	Consent of Pricewaterhouse Coopers LLP, independent registered public accounting firm					X
24.01	Power of Attorney (see signature page to this Form 10-K)					X
31.01	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(c) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.02	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(c) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.01[g]	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.02[g]	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

Exhibit Index	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit	
101[h]	The following materials from registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Operations; (ii) the Consolidated Balance Sheets; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Convertible Preferred Stock, Redeemable Noncontrolling Interest and Equity (Deficit); (v) the Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements.					X

a. Portions of this exhibit, which have been granted confidential treatment by the Securities and Exchange Commission, have been omitted.

b. Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

c. Translation to English from Portuguese in accordance with Rule 12b-12(d) of the regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

d. Indicates management contract or compensatory plan or arrangement.

e. Description contained under the heading "Director Compensation" in registrant's definitive proxy materials filed with the Securities and Exchange Commission on April 8, 2011 and incorporated herein by reference.

f. Descriptions contained (i) under the heading "Executive Compensation" in registrant's definitive proxy materials filed with the Securities and Exchange Commission on April 8, 2011 and (ii) in registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2011, and incorporated herein by reference.

g. This certification shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended or the Exchange Act.

h. Pursuant to applicable securities laws and regulations, the Company is deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and is not subject to liability under any anti-fraud provisions of the federal securities laws as long as the Company has made a good faith attempt to comply with the submission requirements and promptly amends the interactive data files after becoming aware that the interactive data files fails to comply with the submission requirements. These interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, are deemed not filed for purposes of section 18 of the Exchange Act and otherwise are not subject to liability under these sections.

(c) *Financial statements and schedules.*

Reference is made to Item 15(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2012

Amyris, Inc.

/s/ JOHN G. MELO

John G. Melo
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Melo and Jeryl Hilleman as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN MELO **John Melo**	Director, President and Chief Executive Officer (Principal Executive Officer)	February 28, 2012
/s/ JERYL HILLEMAN **Jeryl Hilleman**	Chief Financial Officer (Principal Accounting and Financial Officer)	February 28, 2012
/s/ RALPH ALEXANDER **Ralph Alexander**	Director	February 28, 2012
/s/ PHILIPPE BOISSEAU **Philippe Boisseau**	Director	February 28, 2012
/S/ JOHN DOERR **John Doerr**	Director	February 28, 2012
/s/ SAMIR KAUL **Samir Kaul**	Director	February 28, 2012
/s/ ARTHUR LEVINSON **Arthur Levinson, Ph.D.**	Director	February 28, 2012
/s/ PATRICK PICHETTE **Patrick Pichette**	Director	February 28, 2012
/s/ CAROLE PIWNICA **Carole Piwnica**	Director	February 28, 2012
/s/ NEIL RENNINGER **Neil Renninger, Ph.D.**	Director	February 28, 2012
/s/ FERNANDO REINACH **Fernando Reinach, Ph.D.**	Director	February 28, 2012

Exhibit 31.01

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO RULE 13a-14(c) AND 15d-(14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, John Melo, certify that:

1. I have reviewed this Annual Report on Form 10-K of Amyris, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2012

/s/ JOHN MELO

John Melo

President and Chief Executive Officer

Exhibit 31.02

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO RULE 13a-14(c) AND 15d-(14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, Jeryl Hilleman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Amyris, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2012

/s/ JERYL HILLEMAN

Jeryl Hilleman
Chief Financial Officer

Exhibit 32.01

**Certification of CEO Furnished Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of The Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Amyris, Inc. (the "Company") on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof, I, John Melo, Chief Executive Officer of the Company, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge,

(i) the Annual Report of the Company on Form 10-K for the year ended December 31, 2011 (the "Report"), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2012

/s/ JOHN MELO
John Melo
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.02

**Certification of CFO Furnished Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of The Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Amyris, Inc. (the "Company") on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof, I, Jeryl Hilleman, Chief Financial Officer of the Company, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge,

(i) the Annual Report of the Company on Form 10-K for the year ended December 31, 2011 (the "Report"), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2012

/s/ JERYL HILLEMAN

Jeryl Hilleman
Chief Financial Officer
(Principal Financial Officer)

EXECUTIVE OFFICERS

John Melo
President and Chief Executive Officer

Jeri Hilleman
Chief Financial Officer

Joel Cherry, Ph.D.
President of Research and Development

Paulo Diniz
Chief Executive Officer of Amyris Brasil

Jack D. Newman, Ph.D
Co-Founder and Chief Science Officer

Mario Portela
President of Global Operations

Neil Renninger, Ph.D
Co-Founder and Chief Technical Officer

Tamara Tompkins
Executive Vice President and General Counsel

BOARD OF DIRECTORS

Ralph Alexander
Director and Chair of the Leadership Development and Compensation Committee

Philippe Boisseau
Director

John Doerr
Director

Samir Kaul
Director

Arthur Levinson
Lead Independent Director

John Melo
President and Chief Executive Officer

Patrick Pichette
Director and Chair of the Audit Committee

Carole Piwnica
Director and Chair of the Nominating and Governance Committee

Neil Renninger, Ph.D.
Co-Founder and Chief Technical Officer

Fernando Reinach, Ph.D.
Director

HH Sheikh Abdullah bin Khalifa Al Thani
Director

STOCKHOLDER INFORMATION

Corporate Headquarters

USA
Amyris, Inc.
5885 Hollis Street, Ste. 100
Emeryville, CA 94608
Main Phone: +1 (510) 450-0761
Main Fax: +1 (510) 225-2645

Brazil
Amyris Brasil Ltda.
Campinas, Brasil
Rua John Dalton, 301 – Bloco B – Edificio 3 –
Condomínio Techno Plaza
Campinas, SP 13069-330
Main Telephone: +55 (19) 3783 9450
amyrisbrasil@amyris.com

Transfer Agent

Wells Fargo Shareowner Services
South St. Paul, Minnesota
+1 (800) 401-1957

Independent Auditor

PricewaterhouseCoopers LLP
San Jose, California

Annual Meeting

The 2012 Annual Meeting of Stockholders is scheduled to take place at 9:00 a.m. Pacific Time on Thursday, May 24, 2012 at our headquarters in Emeryville, California.

Stock Listing

NASDAQ: AMRS

Investor Relations

We welcome inquiries from our stockholders and other interested investors. To obtain a paper copy of our Annual Report on Form 10-K for fiscal 2011, including the financial statements and the financial statement schedules contained in the Form 10-K, at no charge, please submit your request in writing by sending an e-mail request to Amyris Investor Relations, attention Erica Mannion or Paul Cox, at investor@amyris.com, calling (510) 740 7481, or writing to Amyris Investor Relations at 5885 Hollis Street, Suite 100, Emeryville, California 94608. We also make our Annual Report on Form 10-K, as well as our other SEC filings, available free of charge through the investor relations section of our website located at http://investors.amyris.com/index.cfm as soon as reasonably practicable after they are filed with or furnished to the SEC.

Certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Annual Report on Form 10-K for fiscal 2011. A copy of our Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission, including such certifications, is enclosed with this report.